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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
File No. 333-222509

11,700,000 Shares

Class A Common Stock

        This is the initial public offering of shares of Class A common stock of Victory Capital Holdings, Inc. We are offering shares of our Class A common stock to be sold in the offering. Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price is $13.00 per share. We have been approved to list our Class A common stock on the NASDAQ Global Select Market, under the symbol "VCTR."

        Upon the completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except voting and conversion rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and will be convertible at any time, at the option of the holder, into one share of Class A common stock.

        Upon the completion of this offering, funds controlled by Crestview Partners II GP, L.P. will continue to control a majority of the voting power of our capital stock. As a result we will be a "controlled company" within the meaning of the corporate governance rules of the NASDAQ Stock Market LLC, or NASDAQ.

        We are an "emerging growth company" under the federal securities laws and are subject to reduced public company reporting requirements.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 30 of this prospectus.

	Per Share	Total
Initial public offering price	$13.00	$152,100,000
Underwriting discounts and commissions	$0.78	$9,126,000
Proceeds, before expenses, to us	$12.22	$142,974,000

        The underwriters also may purchase up to 1,755,000 additional shares of Class A common stock from us at the initial offering price less the underwriting discounts and commissions for 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about February 12, 2018.

Joint Book-Running Managers
J.P. Morgan	BofA Merrill Lynch	Morgan Stanley
Barclays	Goldman Sachs & Co. LLC	RBC Capital Markets

Co-Managers
Keefe, Bruyette & Woods A Stifel Company	William Blair	Sandler O'Neill + Partners, L.P.

The date of this prospectus is February 7, 2018

        You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the underwriters have authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus is an offer to sell anywhere or to anyone where or to whom we are not permitted to offer or to sell securities under applicable law. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

        Our design logos and the marks "Victory Capital," "Victory Capital Management," "Victory Capital Advisers," "Victory Funds," "VictoryShares," "Victory Connect," "CEMP," "CEMP Volatility Weighted Indexes," "Diversified," "Diversified Equity Management," "Expedition Investment Partners," "INCORE Capital Management," "Integrity," "Integrity Asset Management," "Munder," "Munder Capital Management," "The Munder Funds," "NewBridge," "NewBridge Asset Management," "RS Funds," "RS Investments," "Sophus Capital," "Sycamore Capital" and "Trivalent Investments," are owned by us or one of our subsidiaries. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

        In this prospectus, when we refer to:

  •
  "CEMP," we are referring to Compass Efficient Model Portfolios, LLC;

  •
  the "CEMP Acquisition," we are referring to our acquisition of the CEMP business in 2015;

i

  •
  "Cerebellum Capital," we are referring to Cerebellum Capital, LLC;

  •
  "Crestview," we are referring to Crestview Advisors, L.L.C.;

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  "Crestview GP," we are referring to Crestview Partners II GP, L.P.;

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  "Crestview Victory," we are referring to Crestview Victory, L.P.;

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  "ETFs," we are referring to exchange-traded funds;

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  "Munder," we are referring to our Munder Capital Management Franchise;

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  the "Munder Acquisition," we are referring to our acquisition of Munder Capital in 2014;

  •
  "Munder Capital," we are referring to Munder Capital Management;

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  "Reverence Capital," we are referring to Reverence Capital Partners;

  •
  the "RS Acquisition," we are referring to our acquisition of RS Investments in 2016; and

  •
  "RS Investments," we are referring to RS Investment Management Co. LLC.

        In this prospectus, we rely on and refer to certain market and industry data and forecasts related thereto. We obtained this information and these statistics from sources other than us, which we have supplemented where necessary with information from publicly available sources and our own internal estimates. We use these sources and estimates and believe them to be reliable, but we cannot give you any assurance that any of the projected results will be achieved.

        For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

  Non-GAAP Financial Measures

        This prospectus contains "non-GAAP financial measures" that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures "Adjusted EBITDA" and "Adjusted Net Income."

        Adjustments we make to GAAP net income to calculate Adjusted EBITDA are:

  •
  We add back interest paid on debt net of interest income;

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  We add back depreciation on property and equipment;

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  We add back other business taxes;

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  We add back GAAP amortization of acquisition-related intangibles;

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  We add back the expense associated with stock-based compensation associated with equity issued from pools that were created in connection with our management-led buyout with Crestview GP from KeyCorp, the Munder Acquisition and the RS Acquisition and as a result of any equity grants related to this initial public offering, or IPO;

  •
  We add back direct incremental costs of acquisitions and this offering, including expenses associated with third-party advisors, proxy solicitations of mutual fund shareholders for transaction consents, vendor contract early termination costs, impairment of receivables recorded in connection with an acquisition and severance, retention and transaction incentive compensation;

ii

  •
  We add back debt issuance costs;

  •
  We add back pre-IPO governance expenses paid to Crestview and Reverence Capital (such payments will terminate as of the completion of this offering);

  •
  We adjust for earnings/losses on equity method investments; and

  •
  We add back annual incentive compensation paid in excess of expected levels due to acquisitions.

        Adjustments we make to GAAP net income to calculate Adjusted Net Income are:

  •
  We add back other business taxes;

  •
  We add back GAAP amortization of acquisition-related intangibles;

  •
  We add back the expense associated with stock-based compensation associated with equity issued from pools that were created in connection with our management-led buyout with Crestview GP from KeyCorp, the Munder Acquisition and the RS Acquisition and as a result of any equity grants related to this IPO;

  •
  We add back direct incremental costs of acquisitions and this offering, including expenses associated with third-party advisors, proxy solicitations of mutual fund shareholders for transaction consents, vendor contract early termination costs, impairment of receivables recorded in connection with an acquisition and severance, retention and transaction incentive compensation;

  •
  We add back debt issuance costs;

  •
  We add back pre-IPO governance expenses paid to Crestview and Reverence Capital (such payments will terminate as of the completion of this offering);

  •
  We add back annual incentive compensation paid in excess of expected levels due to acquisitions;

  •
  We subtract an estimate of income tax expense on the adjustments.

        Adjusted EBITDA and Adjusted Net Income are not recognized terms under GAAP and do not purport to be alternatives to net income (loss) attributable to us as a measure of operating performance. Non-GAAP financial measures are used to supplement GAAP results to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone.

        Our management uses these non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the economic value of our organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company.

        Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures at other companies, even if similar terms are used to identify these measures.

iii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements before making an investment decision. Unless the context otherwise indicates or requires, the terms "we," "our," "us," "Victory" and the "Company," as used in this prospectus, refer to Victory Capital Holdings, Inc. and its consolidated subsidiaries, except where otherwise stated or where it is clear that the terms mean only Victory Capital Holdings, Inc. exclusive of its subsidiaries.

 Our Business

        We are an independent investment management firm operating a next generation, integrated multi-boutique model with $59.0 billion in assets under management, or AUM, as of September 30, 2017. Our differentiated model features a scalable operating platform that provides centralized distribution, marketing and operations infrastructure to our select group of specialized and largely autonomous investment managers, which we refer to as "Franchises." As of September 30, 2017, our Franchises and our solutions platform collectively managed a diversified set of 70 investment strategies for a wide range of institutional and retail clients.

        Our Franchises are operationally integrated, but are separately branded and make investment decisions independently from one another within guidelines established by their respective investment mandates. Our integrated multi-boutique model creates a supportive environment in which our investment professionals, largely unencumbered by administrative and operational responsibilities, can focus on their pursuit of investment excellence. Victory Capital Management Inc., or VCM, our wholly owned registered investment adviser, employs all of our U.S. investment professionals across our Franchises, which are not separate legal entities.

        Our solutions platform consists of multi-Franchise and customized solutions strategies that are primarily rules-based. We offer our solutions platform through a variety of vehicles, including separate accounts, mutual funds and VictoryShares, which is our ETF brand. Like our Franchises, our solutions platform is operationally integrated and supported by our centralized distribution, marketing and operational support functions.

        Our centralized key functions include distribution, marketing, trading, middle- and back-office administration, legal, compliance and finance. Our integrated model aims to "centralize, not standardize." We believe by providing our Franchises with control over their portfolio management tools, risk analytics and other investment-related functions, we can minimize disruptions to their investment process and ensure that they are able to invest in the fashion that they find most optimal.

        In addition to our integrated multi-boutique business model, we believe there are four main attributes that differentiate us from other publicly traded investment management firms:

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  We have constructed a set of distinct investment approaches in specialized asset classes where we believe active managers are well positioned to generate "alpha," or returns greater than the returns of an asset class's benchmark, over a full market cycle through security selection and portfolio construction. We believe our strategies in these specialized asset classes, which we refer to as our current focus asset classes, will drive our future growth. These strategies have experienced less fee compression than strategies in more commoditized asset classes, and we believe demand for them typically exceeds capacity. For the nine months ended September 30, 2017, we had an AUM-weighted average fee rate of 71 basis points, an increase of almost 12% from 2013 as we repositioned our business to focus on higher fee asset classes. We attribute part of our ability to attract flows and drive revenue growth—in the face of significant headwinds for active managers—to our selection of specialized asset classes and to the quality of our Franchises.

  •
  We have a track record of successfully sourcing, executing and integrating sizable acquisitions and making these acquisitions financially attractive by extracting significant synergies. We believe our differentiated platform combining scale and boutique-like qualities is appealing to investment professionals, making us an attractive acquirer to firms looking for a strategic partner.

  •
  We have a diversified business that offers a suite of active products and hybrid rules-based products through our proprietary ETF brand, VictoryShares, across a wide range of asset classes and distinct investment approaches, to a broad and diverse group of institutional and retail clients. We offer our 70 investment strategies through nine Franchises and our solutions platform, with no Franchise accounting for more than 31% of total AUM as of September 30, 2017. Each of our Franchises employs a different investment approach, which we believe leads to diversification in investment return streams among Franchises, even when asset classes overlap. These factors also mitigate key man risk.

  •
  We foster a culture that encourages long-term thinking through promoting meaningful employee ownership. We have a high degree of employee ownership, with over 70% of our employees beneficially owning approximately 27% of our shares as of January 29, 2018. Many of such employees have purchased their equity interests in our firm. In addition, our employees and directors collectively have invested over $125 million in products we manage, directly aligning their investment outcomes with those of our clients.

        Since our management-led buyout with Crestview GP from KeyCorp in August 2013, we have completed three acquisitions and a strategic minority investment and grown our AUM from $17.9 billion to $59.0 billion as of September 30, 2017. We believe there is a significant opportunity to further grow through additional acquisitions. We regularly evaluate potential acquisition candidates based on criteria developed through our extensive acquisition experience. We believe this experience enables us to identify financially attractive candidates that we can integrate with our next generation investment management platform. Through our acquisition strategy, we have added Franchises we believe have the ability to outperform the market, and where we have a strong understanding of the core business's ability to drive growth for those Franchises and our Company as a whole. We acquired Munder in 2014, adding $18.1 billion AUM and rebalancing our overall AUM to 55% small- and mid-cap equities as of December 31, 2014. With our acquisition of CEMP in 2015, we grew our AUM by $1.0 billion and added solutions-driven products and ETF capabilities. We acquired RS Investments in 2016, which added $16.7 billion in AUM across small cap, mid-cap and emerging markets equities and niche fixed income products, while strengthening our distribution capabilities. In 2016, we also acquired a minority interest in an investment firm that specializes in machine learning capabilities and that works with several of our Franchises to enhance their investment processes. These acquisitions have shifted our AUM mix from 38% in our current focus asset classes as of the time of our management-led buyout in 2013 to 75% in our current focus asset classes as of September 30, 2017. We believe our deliberate repositioning of our business through acquisitions has equipped us with stronger investment strategies in compelling asset classes, providing us with a next generation investment management platform.

        We offer our clients an array of equity and fixed income strategies that encompass a diverse spectrum of market capitalization segments, investment styles and approaches. Our current focus asset classes—which consist of U.S. small- and mid-cap equities, global/non-U.S. equities and solutions—collectively comprised 75% of our AUM as of September 30, 2017. We believe strategies in these asset classes are better positioned to attract positive net flows and maintain stable fee rates over the long term. For example, U.S. large-cap equity funds launching in 2016 had fees that were on average 22 basis points lower than such funds launching in 2011, while U.S. small- and mid-cap equity funds launching in 2016 had fees that were on average 17 basis points and 10 basis points higher than such funds launching in 2011, respectively. Furthermore, we believe we are generally able to meet investor demand in these asset classes; as of September 30, 2017, we estimate we had approximately $120 billion of total excess capacity in our four- and five-star funds in these asset classes that were open to new investors (of which approximately $76 billion is in our solutions platform).

Data as of September 30, 2017.

(1)
Includes assets managed by our former Diversified Equity Management Franchise, or Diversified, which were transferred to Munder on May 15, 2017.

        As outlined below, our business is diversified on multiple fronts, including by business, Franchise and solutions platform, client type and product wrapper.

Data as of September 30, 2017.

(1)
Includes assets managed by Diversified, which were transferred to Munder on May 15, 2017. See "Business—Our Franchises—Munder Capital Management."

        Within individual asset classes, our Franchises employ different investment approaches. This diversification reduces the correlation between return streams generated by multiple Franchises investing within the same asset class. For example, we have three Franchises focused on Emerging Markets within global / non-U.S. equity, each with a different investment approach. Trivalent primarily focuses on quantitative analysis. Sophus employs a front-end quantitative screen balanced with a fundamental overlay.

Expedition pursues a fundamental bottoms-up approach. In this manner, we purposefully manage our Franchises to ensure that each has a distinct approach within its respective asset classes.

        Our multi-channel distribution capabilities provide another degree of diversification, with approximately 57% of our AUM from institutional clients and 43% from retail clients as of September 30, 2017. We believe this client diversification has a stabilizing effect on our revenue, as institutional and retail investors have shown to exhibit different demand patterns and respond to trends in different ways.

        We believe we have created a strong alignment of interests through employee ownership, our Franchise revenue share structure and employee investments in Victory products. Notably, the majority of our employee stockholders acquired their equity in connection with the management-led buyout with Crestview GP from KeyCorp, as well as in connection with the Munder Acquisition and the RS Acquisition. We believe the opportunity to own equity in a well-diversified company is attractive, both to existing employees and those who join as part of acquisitions. We principally compensate our investment professionals through a revenue share program, which we believe further incentivizes our investment professionals to focus on investment performance, while simultaneously minimizing potential distractions from the expense allocation process that would be involved in a profit-sharing program. In addition, our employees and directors collectively have invested over $125 million in products we manage, directly aligning their investment outcomes with those of our clients. We believe the combination of these mechanisms has promoted long-term thinking, an enhanced client experience and ultimately the creation of value for our stockholders.

        Our senior management team has an average of over 20 years of experience in the sector, each bringing significant expertise to his or her role. Our CEO and COO have been with us (and our predecessor) for 13 and 12 years, respectively, overseeing the transformation of the business from a bank subsidiary to an independent investment management firm. Our Franchises' Chief Investment Officers, or CIOs, are highly experienced, having an average of approximately 25 years of experience. Our sales leaders have had significant tenures, with an average of approximately 28 years of experience with us or a predecessor firm.

  Our Franchises

        Our integrated multi-boutique model allows our Franchises to focus primarily on investing and alpha generation. Our Franchises are independent from one another from an investment perspective, maintain their own separate brands and logos, which they have built over time, and are led by dedicated CIOs. We believe our model provides significant advantages in attracting and retaining high-quality investment talent, while offering the diversification of separate Franchises. As of September 30, 2017, seven of our nine Franchises managed over $1 billion in AUM, providing us with diversification across investment approaches, with no Franchise accounting for more than 31% of our AUM.

        We customize each Franchise's interactions with our centralized platform and the formula for its respective revenue share. Additionally, we enhance our investment professionals' compensation with equity compensation. We believe these structural elements—while providing economic alignment with the performance of their respective Franchise—align the interests of our Franchises with the broader Company.

        Our Franchises enjoy investment autonomy, whereby each Franchise CIO makes investment decisions relating to the CIO's portfolio independently of other Franchise CIOs and management and in a manner that each believes will maximize investment performance for its portfolios, provided that those decisions are made in accordance with the investment mandate of the applicable strategy as well as applicable regulations. Each Franchise CIO develops the investment mandate for a new product or strategy within his or her Franchise within the parameters of our overall firm goals and as approved by our management. As a registered investment adviser, we are responsible for ensuring that our Franchises comply with the investment mandates that they disclose to clients or to which they contractually agree. We use a common firm-wide platform for executing trades within our portfolios that enables our compliance team to monitor our Franchises' investment positions daily prior to the execution of a trade and post-trading to ensure investment decisions made by CIOs are in compliance with their stated investment mandates.

        Strong investment performance is an important component of our business model. On an AUM-weighted basis, approximately 89% of our mutual fund AUM was rated three stars or above by Morningstar for the five-year period ended September 30, 2017, with 66% designated as four- or five-stars. Our Franchises have established a long-term track record of benchmark-relative outperformance, including prior to their acquisition by us. As of September 30, 2017, 80% of our strategies by AUM had returns in excess of their respective benchmarks over a ten-year period, 85% over a five-year period and 81% over a three-year period.

  Our Solutions Platform

        Our solutions platform consists of multi-Franchise and customized solutions strategies that are primarily rules-based. We offer our solutions platform through a variety of vehicles, including separate accounts, mutual funds and VictoryShares, which is our ETF brand. Like our Franchises, our solutions platform is operationally integrated and supported by our centralized distribution, marketing and operational support functions. As of September 30, 2017, VictoryShares' investment management fees were generally between 30 and 45 basis points.

        We believe there is significant growth potential in solutions products through separate accounts, customized solutions and ETFs. Through our VictoryShares brand, we offer ETFs that seek to improve the risk, return and diversification profile of client portfolios. Our approach furthers our commitment to rules-based investing and includes single- and multi-factor strategies designed to provide a variety of outcomes, including maximum diversification, dividend income, downside mitigation, minimum volatility and targeted factor exposure. VictoryShares is designed to provide investors with rules-based solutions that bridge the gap between the active and passive elements of their portfolios.

        Since the CEMP Acquisition in 2015, our ETF products have grown by approximately 850% to approximately $1.9 billion in AUM as of September 30, 2017. As of September 30, 2017, we ranked among the top 20 U.S. ETF issuers by net sales for the preceding 12 months as a percentage of beginning of period assets and ranked #18 for annual growth for the preceding 12 months. Three of our ETFs are rated by Morningstar and all have a 5-star overall rating as of September 30, 2017. In January 2017, we announced plans to launch new ETFs that will track volatility weighted indexes developed in partnership with NASDAQ and launched three new ETFs in the nine months ended September 30, 2017.

  Integrated Distribution, Marketing and Operations

        We have centralized distribution and marketing across institutional and retail channels. Our distribution and marketing professionals collaborate closely with our Franchises' product specialists in order to attract new clients as well as service and generate additional sales from existing clients. We hire accomplished sales professionals and focus on training them on how to position each of our strategies. As of September 30, 2017, we had 61 employees in management and support functions, 100 sales and marketing professionals and 115 investment professionals. Our marketing and distribution efforts enhance the visibility of our brands in both the institutional and retail channels, as evidenced by our eVestment #1 ranking for Institutional Brand Awareness among asset managers with between $25 billion and $50 billion in AUM in 2015 and #4 ranking among asset managers with between $50 billion and $100 billion in 2016 as well as our rankings of #21, #25 and #15 in 2016, 2015 and 2014, respectively, in Barron's Top Fund Families ratings.

        Institutional Sales:    Our institutional sales team attracts and builds relationships with institutional clients, the largest institutional consultants and mutual fund complexes and other organizations seeking sub-advisers. Our institutional clientele includes corporations, public funds, non-profit organizations,

Taft-Hartley plans, sub-advisory clients, international clients and insurance companies. Our institutional sales and client-service professionals manage existing client relationships, serve consultants and prospects and/or focus on specific segments. They have extensive experience and a comprehensive understanding of our investment activities. On average, each of our client-facing institutional sales professionals has over 20 years of industry tenure.

        Retail Sales:    Our retail sales team is split among regional external wholesalers, retirement specialists and national account specialists, all of whom are supported by an internal calling desk. In the retail channel, we focus on gathering assets through intermediaries, such as banks, broker-dealers, wirehouses, retirement platforms and Registered Investment Advisor, or RIA, networks. As of September 30, 2017, 65% of our retail AUM was through intermediaries, while 35% was through retirement platforms. We offer mutual funds and separately managed wrap and unified managed accounts on intermediary and retirement platforms. We have agreements with many of the largest platforms in our retail channel, which has provided an opportunity to place our retail products on those platforms. Further, to enhance our presence on large distribution platforms, we have focused our efforts on servicing intermediary home offices and research departments. These efforts have led to strong growth in platform penetration, as measured by investment products on approved and recommended lists, as well as our inclusion in model portfolios. This penetration provides the opportunity for us to sell more products through distribution platforms. As of September 30, 2017, we had at least two and as many as 13 products on the research recommended/model portfolios of the top ten U.S. intermediary platforms by AUM. These intermediary platforms included Morgan Stanley, Wells Fargo, Merrill Lynch and Raymond James. We also have agreements with all of the top 20 retirement platforms by AUM, including Fidelity, Vanguard, Voya and Merrill Lynch. As of September 30, 2017, we had at least one and as many as nine approved products on the recommended list of each of those top 20 retirement platforms that have recommended lists.

        Marketing:    Our distribution efforts are supplemented by our marketing function, which is primarily responsible for enhancing the visibility and quality of our portfolio of brands. They are specifically tasked with managing corporate, Franchise and solutions platform branding efforts, database management, the development of marketing materials, website design and the publishing of white papers. They are also a key component in our responses to requests for proposals sent over by prospective clients.

        Operations:    Our centralized operations functions provide our Franchises with the support they need so that they can focus on their investment processes. Our centralized functions include distribution, marketing, trading platforms, risk and compliance, middle- and back-office support, finance, human resources, accounting and legal. Although our operations are centralized, we do allow our Franchises a degree of customization with respect to their desired investment support functions, which we believe helps them maintain their individualized investment processes and minimize undue disruptions.

        We believe both the scalability of our business and our cost structure, in which approximately two-thirds of our expenses are variable, should drive increasing margins and facilitate free cash flow conversion. Additionally, we believe having a majority of our expenses tied to AUM and the number of client accounts provides downside margin protection should there be sustained net outflows or adverse market conditions.

  Financial Summary

        For the nine months ended September 30, 2017, our net outflows were ($1.8) billion; excluding the impact of Diversified, net outflows were ($1.1) billion. As of September 30, 2017, our Franchises and solutions platform collectively managed $59.0 billion in AUM, of which $44.5 billion was in our current focus asset classes. Our revenues consist mainly of investment management fees, which are calculated as a percentage of average AUM on a daily or quarterly basis, depending on the investment product. For the nine months ended September 30, 2017, management fees comprised 83.8% of our revenues. The remaining 16.2% of our revenues in this time period consisted of distribution and administrative fees.

        For the nine months ended September 30, 2017, our revenue was $304.0 million, an increase of 52.2% over our revenue of $199.8 million for the nine months ended September 30, 2016. RS Investments is included in our operating results for the nine months of 2017, but not for the first seven months of 2016. Our net income / (loss) was $14.6 million and ($3.4) million for the nine months ended September 30, 2017 and 2016, respectively. Our Adjusted EBITDA was $109.0 million for the nine months ended September 30, 2017, an increase of 65.1% over our Adjusted EBITDA of $66.0 million for the nine months ended September 30, 2016. Our Adjusted Net Income was $44.0 million for the nine months ended September 30, 2017, an increase of 67.9% over our Adjusted Net Income of $26.2 million for the nine months ended September 30, 2016.

        For the year ended December 31, 2016, our net inflows were $0.9 billion. As of December 31, 2016, our Franchises and solutions platform collectively managed $55.0 billion in AUM. For the year ended December 31, 2016, which includes five months of operating results from RS Investments, management fees comprised 83.4% of our revenues. The remaining 16.6% of our revenues in this time period consisted of distribution and administrative fees.

        Our 2016 revenue was $297.9 million, an increase of 23.7% over our 2015 revenue of $240.8 million. Our 2016 net income was ($6.1) million and our 2015 net income was $3.8 million. Our 2016 Adjusted EBITDA was $98.1 million, an increase of 19.4% over our 2015 Adjusted EBITDA of $82.1 million. Our 2016 Adjusted Net Income was $39.0 million, an increase of 13.6% over our 2015 Adjusted Net Income of $34.3 million.

        Our management uses these non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the economic value of the organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company. The non-GAAP measures we report are Adjusted EBITDA and Adjusted Net Income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

Recent Developments

  Preliminary 2017 Fourth Quarter and Year-End Highlights (Unaudited)

        Our financial statements for the year ended December 31, 2017 are not yet available. Except as stated below, the following preliminary unaudited financial and other information as of, and for, the three months and year ended December 31, 2017 is based solely on management's estimates reflecting currently available preliminary information and remains subject to our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management's estimates as of and for the three months and year ended December 31, 2017.

        This summary is not a complete presentation of our financial results as of, and for, the three months and year ended December 31, 2017. We have provided below a range of our revenue, net income, Adjusted EBITDA and Adjusted Net Income, rather than specific amounts. Our final financial results as of, and for, the three months and year ended December 31, 2017 may materially differ from our estimates indicated below. In addition, the following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under "Risk Factors" in this prospectus. See "Risk Factors—Risks Related to Our Business" and "Forward-Looking Statements." The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

  Assets Under Management at December 31, 2017

        Our AUM as of December 31, 2017 was $61.8 billion, an increase of $2.8 billion, or 4.7%, as compared to our AUM as of September 30, 2017. The change in AUM during the fourth quarter reflects net market appreciation of $2.6 billion, net inflows of $0.3 billion and a $0.1 billion reduction primarily related to mutual fund liquidations. Gross flows were $4.4 billion for the quarter.

	Three Months Ended December 31,
				Three Months Ended September 30, 2017
($ in millions)	2017	2016	Change		Change
AUM at period end	$61,771	$54,965	12.4%	$58,997	4.7%
Average AUM	$60,354	$52,022	16.0%	$57,875	4.3%
Gross flows	$4,371	$6,223	–29.8%	$3,879	12.7%
Net flows	$294	$1,622	–81.9%	$(778)	N/M
Net flows (excl. Diversified)	$294	$1,854	–84.1%	$(778)	N/M

  N/M—Not Meaningful

        For the year ended December 31, 2017, our AUM increased $6.8 billion, or 12.4%, from AUM at December 31, 2016. The change in AUM during the year ended December 31, 2017 reflects net market appreciation of $8.4 billion, net outflows of ($1.5) billion and a $0.1 billion reduction primarily related to mutual fund liquidations. Excluding the impact of outflows from Diversified, net outflows would have been ($0.9) billion for the period. Gross flows were $16.9 billion for the year ended December 31, 2017.

        As of December 31, 2017, 24 of our mutual funds and ETFs have overall Morningstar ratings of four or five stars and 67% of our fund AUM was rated four or five stars by Morningstar. As of December 31, 2017, 80% of our strategies by AUM had returns in excess of their respective benchmarks over a ten-year period, 84% over a five-year period and 84% over a three-year period. On an equal-weighted basis, 75% of our strategies have outperformed their benchmarks over a ten-year period, 77% over a five-year period and 72% over a three-year period.

  Estimated Unaudited Results for the Three Months Ended December 31, 2017

        For the three months ended December 31, 2017, our revenue is estimated to be between $104.0 million and $107.0 million, an increase of between 6.0% and 9.1%, compared to the three months ended December 31, 2016. Our weighted-average fee rate is estimated to be between 68 basis points and 70 basis points, compared to 75 basis points for the same quarter last year. For this time period, our net income is estimated to be between $10.5 million and $12.2 million, compared to a net loss of ($2.7) million for the three months ended December 31, 2016.

        Our Adjusted EBITDA for this quarter is estimated to be between $38.0 million and $41.0 million, or an increase of between 18.4% and 27.7%, compared to the same period in 2016. Our Adjusted Net Income for this quarter is estimated to be between $17.4 million and $19.1 million, an increase of between 35.9% and 49.2%, compared to the same period in 2016. The tax benefit of goodwill and intangibles was $4.9 million for the three months ended December 31, 2017.

        Revenue increased due to an increase in AUM partially offset by a decrease in the realized fee rate due to a change in asset mix. Net income, Adjusted EBITDA and Adjusted Net Income increased due to the increase in revenue coupled with scale effects, the successful integration of RS Investments and, specific to net income and Adjusted Net Income, a decrease in interest expense primarily due to the August 2017 refinancing activity.

  Estimated Unaudited Results for the Year Ended December 31, 2017

        For the year ended December 31, 2017, our revenue is estimated to be between $408.0 million and $411.0 million, an increase of between 37.0% and 38.0%, compared to the year ended December 31, 2016. Our weighted-average fee rate is estimated to be between 70 basis points and 71 basis points, compared to 71 basis points for last year. For this time period, our net income is expected to be between $25.1 million and $26.8 million, compared to a net loss of ($6.1) million for the year ended December 31, 2016.

        Our Adjusted EBITDA for the year ended December 31, 2017 is estimated to be between $147.0 million and $150.0 million, an increase of between 49.8% and 52.9%, compared to 2016. Our Adjusted Net Income for the year ended December 31, 2017 is estimated to be between $61.4 million and $63.1 million, an increase of between 57.4% and 61.8%, compared to 2016. The tax benefit of goodwill and intangibles was $19.4 million for the year ended December 31, 2017.

        Revenue increased due to an increase in AUM. Net income, Adjusted EBITDA and Adjusted Net Income increased due to the increase in revenue coupled with scale effects, the successful integration of RS Investments and, specific to net income and Adjusted Net Income, a decrease in interest expense primarily due to the August 2017 refinancing activity.

  Estimated Unaudited Select Balance Sheet Items as of December 31, 2017

        During the fourth quarter 2017, we paid down debt of $18.0 million, resulting in a decline of aggregate debt outstanding from $517.7 million as of September 30, 2017 to $499.7 million as of December 31, 2017. This repayment of debt represents an annualized interest expense savings of $1.2 million. Our revolving credit facility remains undrawn. As of December 31, 2017, our cash and cash equivalents totaled $12.9 million.

  Impact of Tax Reform

        On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was enacted. The Tax Act significantly revises the U.S. corporate income tax law by, among other things, decreasing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As of September 30, 2017, our U.S. net deferred tax liability was $1.4 million. As a result of the reduction in the corporate income tax rate, we are required to remeasure our U.S. net deferred taxes at December 31, 2017. We estimate the impact of the remeasurement will be a one-time credit to income tax expense of between $2.2 million to $2.6 million for the three months ended December 31, 2017.

        Effective January 1, 2018, the impact of the Tax Act will lower our combined statutory federal income tax rate plus an estimate for state, local and foreign income taxes from approximately 38% to 24% thus lowering our income tax expense beginning in calendar year 2018. The reduction in our combined statutory federal income tax rate plus an estimate for state, local and foreign income taxes from approximately 38% to 24% will also reduce the tax benefit of goodwill and acquired intangible assets beginning in 2018.

        Our management uses non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the economic value of the organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

        The following table sets forth a reconciliation from estimated GAAP financial measures to estimated non-GAAP financial measures for the periods indicated:

	Three Months Ended December 31,					Year Ended December 31,
	2017		2016	% Change		2017		2016	% Change
($ in thousands)	Low	High	Actual	Low	High	Low	High	Actual	Low	High
Reconciliation of non-GAAP financial measures(1):
Net income / (loss)	$10,485	$12,165	$(2,688)	NM	NM	$25,102	$26,782	$(6,071)	NM	NM
GAAP income tax (expense) / benefit(2)	(2,515)	(2,835)	1,411	NM	NM	(11,835)	(12,155)	3,000	NM	NM

Income / (loss) before taxes	$13,000	$15,000	$(4,099)	NM	NM	$36,937	$38,937	$(9,071)	NM	NM
Interest expense / (income)(3)	9,300	9,400	10,324	–10%	–9%	44,302	44,402	31,286	42%	42%
Depreciation(4)	850	950	930	–9%	2%	3,516	3,616	3,156	11%	15%
Other business taxes(5)	400	450	397	1%	13%	1,859	1,909	1,137	64%	68%
GAAP amortization of acquisition-related intangibles(6)	5,600	5,700	7,725	–28%	–26%	26,273	26,373	27,250	–4%	–3%
Stock-based compensation(7)	1,650	1,850	2,221	–26%	–17%	11,662	11,862	8,827	32%	34%
Acquisition, restructuring and exit costs(8)	5,900	6,150	6,729	–12%	–9%	14,940	15,190	23,025	–35%	–34%
Debt issuance costs(9)	750	825	862	–13%	–4%	5,997	6,072	2,749	118%	121%
Pre-IPO governance expenses(10)	325	375	300	8%	25%	1,226	1,276	1,181	4%	8%
Earnings/losses on equity method investments(11)	200	275	—	NM	NM	308	383	—	NM	NM
Compensation in excess of expected levels due to acquisitions(12)	—	—	6,678	NM	NM	—	—	8,534	NM	NM

Adjusted EBITDA	$37,975	$40,975	$32,067	18%	28%	$147,020	$150,020	$98,074	50%	53%

Adjusted EBITDA Margin	36.5%	38.3%	32.7%	12%	17%	36.0%	36.5%	32.9%	9%	11%

	Three Months Ended December 31,					Year Ended December 31,
	2017		2016	% Change		2017		2016	% Change
($ in thousands)	Low	High	Actual	Low	High	Low	High	Actual	Low	High
Reconciliation of non-GAAP financial measures:
Net income / loss	$10,485	$12,165	$(2,688)	NM	NM	$25,102	$26,782	$(6,071)	NM	NM
Adjustments to reflect the operating performance of the Company
i. Other business taxes(5)	400	450	397	1%	13%	1,859	1,909	1,137	64%	68%
ii. GAAP amortization of acquisition-related intangibles(6)	5,600	5,700	7,725	–28%	–26%	26,273	26,373	27,250	–4%	–3%
iii. Stock-based compensation(7)	1,650	1,850	2,221	–26%	–17%	11,662	11,862	8,827	32%	34%
iv. Acquisition, restructuring and exit costs(8)	5,900	6,150	6,729	–12%	–9%	14,940	15,190	23,025	–35%	–34%
v. Debt issuance costs(9)	750	825	862	–13%	–4%	5,997	6,072	2,749	118%	121%
vi. Pre-IPO governance expenses(10)	325	375	300	8%	25%	1,226	1,276	1,181	4%	8%
vii. Compensation in excess of expected levels due to acquisition(12)	—	—	6,678	NM	NM	—	—	8,534	NM	NM
Tax effect of above adjustments(13)	(5,557)	(5,833)	(9,467)	–41%	–38%	(23,544)	(23,819)	(27,627)	–15%	–14%
viii. Remeasurement of net deferred taxes(14)	(2,165)	(2,565)	—	NM	NM	(2,165)	(2,565)	—	NM	NM
Adjusted Net Income	$17,388	$19,117	$12,757	36%	50%	$61,350	$63,080	$39,005	57%	62%

Tax benefit of goodwill and acquired intangibles(15)	$4,853	$4,853	$4,197	16%	16%	$19,414	$19,414	$16,786	16%	16%

(1)
Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures at other companies, even if similar terms are used to identify these measures.

(2)
Includes remeasurement of net deferred taxes. See footnote (14).

(3)
We add back interest paid on debt net of interest income; interest expense is included in "Interest expense and other financing costs" in our consolidated financial statements while interest income is shown in "Interest income and other income" in our consolidated financial statements.

(4)
We add back depreciation on property and equipment; included in "Depreciation and amortization" in our consolidated financial statements.

(5)
We add back other business taxes; other business taxes are included in "General and administrative" in our consolidated financial statements.

(6)
We add back GAAP amortization of acquisition-related intangibles; included in "Depreciation and amortization" in our consolidated financial statements.

(7)
We add back the expense associated with stock-based compensation associated with equity issued from pools that were created in connection with the management-led buyout with Crestview GP from KeyCorp, the Munder Acquisition and the RS Acquisition and as a result of IPO-related equity grants; included in "Personnel compensation and benefits" in our consolidated financial statements.

(8)
We add back direct incremental costs of acquisitions and this offering, including expenses associated with third-party advisors, proxy solicitations of mutual fund shareholders for transaction consents, vendor contract early termination costs, impairment of receivables recorded in connection with an acquisition and severance, retention and transaction incentive compensation. Severance, retention and transaction incentive compensation is included in "Personnel compensation and benefits" in our consolidated financial statements, impairment of receivables recorded in connection with an acquisition is included in "Interest income and other income/(expense)", costs associated with professional services incurred in connection with IPO readiness are included in "General and administrative"; all other incremental costs are included in "Restructuring and integration costs" or "Acquisition-related costs".

	Three Months Ended			Year Ended
	December 31, 2017		December 31, 2016	December 31, 2017		December 31, 2016
($ in thousands)	Low	High	Actual	High	Low	Actual
Restructuring and integration costs	$1,227	$1,279	$2,650	$6,139	$6,242	$10,012
Interest income and other income / (expense)	$2,356	$2,456	—	$4,383	$4,456	—
Acquisition-related costs	$699	$728	944	$2,130	$2,165	6,619
General and administrative	$135	$141	—	$724	$737	—
Personnel compensation and benefits	$1,483	$1,546	3,135	$1,564	$1,590	6,394
(9)
We add back debt issuance costs, included in "Interest expense and other financing costs" and "General and administrative" in our consolidated financial statements. See "—Liquidity and Capital Resources" for more information.

(10)
We add back pre-IPO governance expenses paid to Crestview and Reverence Capital, included in "General and administrative" in our consolidated financial statements. These payments will terminate as of the completion of this offering.

(11)
We adjust for earnings/losses on equity method investments, included in "Interest income and other income / (expense)" in our consolidated financial statements.

(12)
Our compensation committee, together with our CEO, establishes a target percentage of our pre-bonus EBITDA to be allocated to employees as annual cash incentive compensation. If, as a result of a significant acquisition, we pay annual cash incentive compensation that is a greater percentage of pre-bonus EBITDA than our target percentage, we add back the amount of the annual incentive cash compensation in excess of the target percentage. For example, in 2016, as a result of the RS Acquisition, we paid incentive cash compensation at a greater percentage of pre-bonus EBITDA than our target percentage. We paid incentive cash compensation in 2016 at levels we considered appropriate taking into account the RS Acquisition (including the size of our Company post-acquisition) without the benefit of a full year of those earnings and before expense synergies were fully realized. We also paid incentive cash compensation on duplicative headcount while the integration of the RS Investments platform was being completed; included in "Personnel compensation and benefits" in our consolidated financial statements.

(13)
Reflects income taxes of 38% applied to the sum of line items i. to vii.; 38% represents statutory federal income tax rate of 35% plus an estimate for state, local and foreign income taxes.

(14)
On December 22, 2017, the Tax Act was enacted. The Tax Act significantly revised the U.S. corporate income tax by, among other things, decreasing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As of September 30, 2017, our U.S. net deferred tax liability was $1.4 million. As a result of the reduction in the corporate income tax rate, we are required to remeasure our U.S. net deferred taxes at December 31, 2017. We estimate the impact of the remeasurement will be a one-time credit to income tax expense of between $2.2 million to $2.6 million for the three months ended December 31, 2017.

(15)
Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit.

Competitive Strengths

        We believe we have significant competitive strengths that position us for sustained growth over the long term.

  Integrated Multi-Boutique Model Providing Investment Autonomy, Centralized Distribution, Marketing and Support Functions to Investment Franchises

        We believe our integrated multi-boutique model allows us to achieve the benefits from both the scale of large managers and the focus of smaller managers. Our Franchises retain investment autonomy while benefiting from our centralized middle- and back-office functions. We have demonstrated an ability to successfully integrate our Franchises onto our flexible infrastructure without significantly increasing our incremental fixed costs, which is a key component to the scalability of our model. Our structure enables our Franchises to focus their efforts on the investment process, providing them the platform to enhance their investment performance and consequently their growth prospects. Our centralized operations allow our Franchises to customize their desired investment support functions in ways that are best suited for their investment workflow. Through our centralized distribution platform, our Franchises are able to sell their products to institutional investors, retirement plans, brokerages and wealth managers to which it is challenging for smaller managers to gain access.

        Within our model, each Franchise retains its own brand and logo, which they have built over time. Unlike other models with unified branding, there is no requirement for newly acquired Franchises to adjust their product set due to pre-existing products on our platform; they are simply marketed under their own brand as they were previously. Because of this dynamic, we have the flexibility to add new Franchises either to gain greater exposure to certain asset classes or increase capacity in places where we already have exposure.

  Proven Acquirer with Compelling Proposition

        We believe our platform will allow us to continue to be a consolidator within the investment management industry, providing us with an opportunity to further grow and scale our business. Through several transactions, we have demonstrated an ability to successfully source, execute and integrate new Franchises.

        We believe our integrated multi-boutique model is compelling for potential Franchises with entrepreneurial leaders. Under our model, Franchises retain the brands they have built as well as autonomy over their investment decisions, while simultaneously benefiting from the ability to leverage our centralized distribution, marketing and operations platform. Our model further relieves our Franchises of much of their administrative burdens and allows them to instead focus on the investment process, which we believe provides them a platform to enhance their performance. By offering a platform on which Franchises can focus on their core competencies, grow their own brand faster and participate in a revenue share program focused on investment performance rather than expense allocation, we believe we are providing an attractive proposition. Furthermore, we believe transaction-related grants of Victory equity are attractive to Franchise investment personnel, as these personnel receive the advantage of sharing in the potential upside of the entirety of our diversified investment management business.

        Because we integrate a significant portion of each Franchise's distribution, operational and administrative functions, we have been able to extract significant expense synergies from our acquisitions, enabling us to create greater value from transactions. As of September 30, 2017, we had generated net annualized expense synergies of approximately $76 million from our three acquisitions. In our most recent acquisition of RS Investments, we successfully achieved net annual expense synergies of $52 million, which represents over 45% of RS Investments' expenses in the year prior to the acquisition. We incurred $9.9 million in one-time expenses as of September 30, 2017 to achieve those synergies.

        As a disciplined acquirer, we will seek to continue to augment our next generation investment management platform by focusing on acquisition candidates that provide capabilities that are complementary to our strategies in our current focus asset classes, including presence in distribution channels that would enhance our distribution platform. Since our management-led buyout with Crestview GP, our strategy of enhancing our capabilities within our current focus asset classes has driven strong organic growth within these asset classes and for our Company overall. Furthermore, the distribution channels obtained through acquisitions have enhanced our flows.

  Portfolio of Specialized Asset Classes with Potential for Outperformance

        In assembling our portfolio of Franchises, we have selected investment managers offering strategies in specialized asset classes where active managers have shown an established track record of outperformance relative to benchmarks through security selection and portfolio construction. We continue to build our platform to address the needs of clients who would like exposure to asset classes that have potential for alpha generation.

        We find that larger industry trends of flows moving from actively managed strategies to passive ones are not as pronounced in our current focus asset classes.

  Diversified Platform Across Investment Strategies, Franchises and Client Type

        We have strategically built an investment platform that is diversified by investment strategy, Franchise and client type. Within each asset class, Franchises with overlapping investment mandates still contribute to our diversification by pursuing different investment philosophies and/or processes. For example, U.S. small-cap equities, which accounted for approximately 25% of our AUM as of September 30, 2017, consists of four Franchises, each following a different investment strategy. We believe the diversity in investment styles reduces the correlation between the return profiles of strategies within the same asset class, and consequently provides an additional layer of diversification and AUM and revenue stability.

        We believe our AUM is well diversified at the Franchise level, with no Franchise accounting for more than 31% of AUM, and the median Franchise comprising 7% of AUM, as of September 30, 2017. Furthermore, we believe our Franchises' brand independence reduces the impact of each individual Franchise's performance on clients' perceptions of the other Franchises. The distribution of AUM by Franchise, as well as succession planning, mitigates the level of key man risk typically associated with investment management businesses.

        We believe our client base serves as another important diversifying element, as different client segments have shown to have distinct characteristics, including asset class and product preferences, sales and redemptions trends, and exposure to secular trends. We strive to maintain a balance between institutional and retail clients, with 57% and 43% of our AUM as of September 30, 2017 in each of these channels, respectively. We also have the capability to deliver our strategies in product wrappers designed to meet the needs and preferences of investors in each channel. These product wrappers include mutual funds with channel-specific share classes, institutional separate accounts, separately managed accounts, or SMAs, unified managed accounts, or UMAs, common trust funds, or CTFs, and ETFs.

  Attractive Financial Profile

        Our revenues have shown to be recurring in nature, as they are based on the level of client assets we manage. The fees we earn have remained high relative to industry averages, as the majority of our strategies are in asset classes that are in higher demand and typically command higher fee rates. From 2013 through the nine-month period ended September 30, 2017, our AUM-weighted average fee rate increased by almost 12%, primarily due to changes in asset class, product and client mix as we repositioned our business to focus on higher-fee asset classes. However, we anticipate that the average fee rate is likely to decline as our solutions platform (which has a lower fee rate than other products) continues to grow. In addition, our fee revenue is generated from strategies with differing return profiles, thus diversifying our revenue stream.

        Because we largely outsource our middle- and back-office functions, as well as technology support, we have relatively minimal capital expenditure requirements. Approximately two-thirds of our expenses are variable in nature, consisting of the incentive compensation pool for employees, sales commissions, third-party distribution costs, sub-advising and the fees we pay to certain of our vendors.

  Economic and Structural Alignment of Interests Promotes Owner-Centric Culture

        Through our revenue share compensation model and broad employee ownership, we have structurally aligned our employees' interests with those of our clients and other stockholders and have created an owner-centric culture that encourages employees to act in the best interests of clients and our Company, as well as to think long term. Additionally, our employees invest in products managed by our Franchises and solutions platform, providing direct alignment with the interests of our clients.

        We directly align the compensation paid to our investment teams with the performance of their respective Franchises by structuring formula-based revenue sharing on the products they manage. We believe that compensation based on revenue rather than profits encourages investment professionals to focus their attention on investment performance, while encouraging them to provide good client service, focus on client retention and attract new flows. We believe the formula-based, client-aligned nature of our revenue sharing fosters a culture of transparency where Franchises understand how and on what terms they are being measured to earn compensation.

        We believe both the high percentage of employee ownership and employees' purchase of a significant percentage of their equity creates a collective alignment with our success. Further, we believe granting equity is attractive to potential new employees and is a retentive mechanism for current employees. As of January 29, 2018, our employees beneficially owned approximately 27% of our shares, having purchased approximately 40% of this equity. In addition to being aligned with our financial success through their equity ownership, our employees and directors collectively have invested over $125 million in products we manage.

Our Growth Strategy

        We have a purposeful strategy aimed to achieve continued growth and success for our Company and our Franchises. The growth we pursue is both organic and inorganic. We seek to grow organically by offering our clients strategies with strong performance track records in specialized asset classes. We intend to continue to supplement our growth through disciplined acquisitions. We primarily seek to acquire investment management firms that strengthen capabilities in our current focus asset classes and/or complement our existing capabilities. We intend for our acquisitions to diversify our business by investment approach and asset class. We believe one of our key advantages in a competitive sale process is our ability to provide access to new distribution channels. We believe that our centralized distribution and marketing platform drives organic growth at our acquired Franchises both by opening new distribution channels to them and providing them with the support of our sales and marketing professionals while allowing them to focus on investment performance.

  Organic Growth

        A key driver of our growth strategy lies in enhancing the strength of each of our existing Franchises. We primarily do this by providing them with access to our centralized distribution, marketing and operations platform. Largely unencumbered by the burdens of administrative and operational tasks, our investment professionals can focus on delivering investment excellence and maintaining strong client relationships, thus driving net flows. We also expect to help our Franchises through fund and share class launches and product development. We believe we are well positioned to help our Franchises grow their product offerings and diversify their investor base, with the ability to offer their strategies in multiple product wrappers to meet clients' needs.

        Our platform provides significant operating leverage to our Franchises and is a key factor in our continued success. As we continue to grow and expand, we will continue to look for ways to invest in our operations, in order to achieve greater economies of scale and provide better products to our Franchises. We continue to expand our distribution capabilities as well, demonstrated by our entry in 2016 into an exclusive distribution agreement with an independent investment management firm in Japan, as well as our launch during the first quarter of 2017 of two emerging market Undertaking for Collective Investment in Transferable Securities funds, or UCITS, with a global financial advisory firm.

        We continually look to the future, and as a result, our infrastructure investments can range from the immediate to the long term. As an example, we have acquired a minority interest in Cerebellum Capital, an investment management firm that specializes in machine learning. Cerebellum Capital's techniques help to design, execute and improve investment programs and the firm is working with a number of our Franchises to help them optimize their investment processes. We believe investments like these provide tools that can provide enhancements to our Franchises' investment processes, give our Franchises access to proprietary technology that can give them an advantage and help position our Franchises for the future.

        We believe there is significant growth potential in solutions products, most notably in ETFs. Through our VictoryShares brand, we offer ETFs that seek to improve the risk, return and diversification profile of client portfolios. Our approach furthers our commitment to rules-based investing and includes single-and multi-factor strategies designed to provide a variety of outcomes, including maximum diversification, dividend income, downside mitigation, minimum volatility and targeted factor exposure. VictoryShares is designed to provide investors with rules-based solutions that bridge the gap between the active and passive elements of their portfolios.

        Since the CEMP Acquisition in 2015, our ETF products have grown by approximately 850% to approximately $1.9 billion in AUM as of September 30, 2017. As of September 30, 2017, we ranked among the top 20 U.S. ETF issuers by net sales for the preceding 12 months as a percentage of beginning of period assets and ranked #18 for annual growth for the preceding 12 months. In January 2017, we announced plans to launch new ETFs that will track volatility weighted indexes developed in partnership with NASDAQ and launched three new ETFs in the nine months ended September 30, 2017.

  Growth through Acquisitions

        We intend to continue to accelerate growth through disciplined acquisitions. We regularly evaluate potential acquisition candidates and maintain a strong network among industry participants and advisors that provide opportunities to establish potential target relationships and source transactions. We seek targets that can provide us with enhanced investment offerings, complementary products/investing strategies, additional financial strength and/or a broader distribution footprint. We have a preference for investing in asset classes where we have intimate knowledge, provided that further acquisitions must continue to diversify our portfolio in terms of investment strategy. Our focus is not only on U.S. investment managers but also on investment styles that have an international or emerging market presence.

        We believe the universe of potential acquisition targets has grown as a result of the evolution of the distribution landscape, the increasing cost of regulatory compliance, management fee compression and outflows from actively managed funds to passive products. We believe our integrated multi-boutique model makes us an attractive acquirer. Further, our centralized distribution, marketing and operations platform allows us to achieve synergies.

 Current Structure and Organization*

*
Chart omits intermediate holding companies and other insignificant subsidiaries.

(1)
Calculated on the basis of beneficial ownership as described in "Principal Stockholders." Victory employees and directors hold in the aggregate 22% of the total voting power of the outstanding common stock and the unvested restricted stock (which votes). Crestview GP holds 61% of such total voting power, and Reverence Capital holds 17% of such total voting power.

 Post-Offering Structure and Organization*

*
Chart omits intermediate holding companies and other insignificant subsidiaries. Assumes no exercise of the underwriters' option.

(1)
Calculated on the basis of beneficial ownership as described in "Principal Stockholders." Victory employees and directors will hold in the aggregate 21% of the total voting power of the outstanding common stock and the unvested restricted stock (which votes). Crestview GP will hold 60% of such total voting power, Reverence Capital will hold 17% of such total voting power and the investors in this offering will hold in the aggregate 2% of such total voting power.

(2)
A substantial majority of our employee shareholders have entered into the Employee Shareholders' Agreement pursuant to which they have granted an irrevocable voting proxy to the Employee Shareholders Committee with respect to their shares. These shares represent 21% of the beneficial ownership and 16% of the total voting power of our outstanding common stock and unvested restricted shares. See "Principal Stockholders" and "Certain Relationships and Related-Party Transactions-Employee Shareholders' Agreement".

Our Stockholders

        Our stockholders currently consist of: Victory employees and directors, Crestview GP and Reverence Capital.

        Founded in 2004, Crestview is a value-oriented private equity firm focused on the middle market. The firm is based in New York and manages funds with over $7 billion of aggregate capital commitments. The firm is led by a group of partners who have complementary experience and distinguished backgrounds in private equity, finance, operations and management. Crestview's senior investment professionals primarily focus on sourcing and managing investments in each of the specialty areas of the firm: financial services, media, energy and industrials. For additional information regarding Crestview's ownership in us after this offering see "Principal Stockholders."

        Reverence Capital is a private investment firm focused on thematic investing in leading global middle-market financial services businesses through control and influence-oriented investments. The firm was founded in 2013, by Milton Berlinski, Peter Aberg and Alexander Chulack, after distinguished careers advising and investing in a broad array of financial services businesses. The partners collectively bring over 100 years of advisory and investing experience across a wide range of financial services sectors, including asset management, banks and specialty finance, capital markets, financial technology and insurance. For additional information regarding Reverence Capital's ownership in us after this offering see "Principal Stockholders."

Summary Risk Factors

        Investing in our Class A common stock involves substantial risk. The risks described under the heading "Risk Factors" immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

  •
  Adverse market conditions could negatively impact our business in several ways, reducing the market value of our assets under management, which could reduce earnings.

  •
  Assets under management could be withdrawn for several reasons, including poor investment performance, a reduction in market demand for asset classes our Franchises are invested in and investment vehicles offered by our Franchises, general price declines in the securities markets, turnover of investment personnel, or changes in client preferences, which would reduce earnings.

  •
  Our revenue is derived substantially from contracts and relationships that may be terminated upon short or no notice.

  •
  The historical returns of our existing investment strategies may not be indicative of their future results or of the results of investment strategies we may develop in the future.

  •
  The loss of key investment professionals and members of senior management could have a material adverse effect on our business.

  •
  Our growth strategy is dependent in part upon continued growth of our existing Franchises and our ability to successfully acquire or invest in new strategic transactions.

  •
  Our substantial indebtedness may expose us to material risks, including by making it more difficult for us to withstand or respond to adverse or changing business, regulatory and economic conditions, take advantage of new business opportunities or make necessary capital expenditures.

  •
  Trends in the investment management industry have led to lower fees in certain asset classes of the investment management market. A reduction in the fees charged by our Franchises, or limited opportunities to increase fees, will reduce or limit our revenues.

  •
  The investment management industry is intensely competitive, with competition based on a variety of factors, including investment performance, investment management fee rates and continuity of investment professionals.

  •
  The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering.

  •
  Crestview GP controls us and its interests may conflict with ours or yours in the future.

        You should carefully consider all of the information included in this prospectus, including matters set forth under the headings "Risk Factors" and "Special Note Regarding Forward-Looking Statements," before deciding to invest in our Class A common stock.

Corporate History and Other Information

        Victory Capital Holdings, Inc. was incorporated as a Delaware corporation in February 2013 for the purpose of acquiring VCM and Victory Capital Advisers, Inc., or VCA, our broker-dealer subsidiary registered with the Securities and Exchange Commission, or SEC, from KeyCorp, which occurred on August 1, 2013. VCM was previously a subsidiary of KeyCorp. Originally founded as Cleveland Trust in

1894, it was ultimately rebranded as VCM in 2001, and served as the investment management division of KeyCorp.

        In 2014, we completed the Munder Acquisition, acquiring Munder Capital and its wholly owned subsidiary Integrity Asset Management and increasing our AUM by $18.1 billion. Reverence Capital made its initial investment in us in 2014 in connection with the Munder Acquisition.

        In 2015, we completed the CEMP Acquisition. CEMP is a rules-based, smart beta manager that, at the time of the acquisition, managed 16 mutual funds and offered five ETFs, with total AUM of $1.0 billion.

        In 2016, we completed the RS Acquisition, increasing our AUM by $16.7 billion and bringing our then total AUM to approximately $53 billion.

        In 2016, we also acquired a minority interest in Cerebellum Capital, an investment management firm that specializes in machine learning, a form of artificial intelligence that allows computers to learn without being explicitly programmed.

        For more details, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Company History."

        Our principal business office is located at 4900 Tiedeman Road 4th Floor, Brooklyn, OH 44144. Our website address is www.vcm.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

        An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we are required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

  •
  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB) regarding a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  •
  we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes";

  •
  we are not required to disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation; and

  •
  we may take advantage of an extended transition period for complying with new or revised accounting standards, allowing us to delay the adoption of some accounting standards until those standards would otherwise apply to private companies.

        We have elected to take advantage of these reduced reporting and other requirements available to us as an emerging growth company. As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that certain investors will find our Class A common stock less attractive as a result of our elections, which may result in a less active trading market for our shares and more volatility in our stock price.

        We may take advantage of these provisions until we are no longer an emerging growth company. We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues is at least $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, which would occur if, among other things, the market value of our common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt securities during the preceding three-year period.

Controlled Company

        Upon the completion of this offering, Crestview GP will continue to control a majority of the voting power of our common stock. As a result we expect to be considered a "controlled company" under NASDAQ rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirement to have a board of directors that is composed of a majority of independent directors and to form independent compensation and nominating and corporate governance committees. We intend to take advantage of these exemptions following the completion of this offering for so long as Crestview GP holds a majority of our voting power. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. See "Management—Corporate Governance."

The Offering

Class A common stock offered by us	11,700,000 shares.
Underwriters' option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to an additional 1,755,000 shares of our Class A common stock from us.
Class A common stock to be outstanding after this offering	11,700,000 shares (or 13,455,000 shares if the underwriters exercise in full their option to purchase additional shares).
Class B common stock to be outstanding after this offering	55,118,673 shares.
Total common stock to be outstanding after this offering	66,818,673 shares (or 68,573,673 shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $137.5 million (or approximately $158.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use the net proceeds from this offering, together with cash on hand, to repay a portion of the outstanding loans under our existing senior credit agreement. We intend to refinance the remaining portion of those outstanding loans with proceeds from the Proposed Debt Refinancing (as defined below). If the underwriters exercise their option to purchase additional shares, we intend to use those net proceeds for general corporate purposes, which may include the repayment of debt. See "Use of Proceeds."

Concurrent proposed debt refinancing

Concurrently with the closing of this offering, we intend to enter into a new senior secured credit agreement to replace our existing senior secured credit agreement, which we refer to as the Proposed Debt Refinancing. We expect to use the net proceeds from this offering and borrowings under the new senior credit agreement to repay all amounts outstanding under the existing senior credit agreement. We expect that the new senior credit agreement will include a $360.0 million term loan maturing in seven years and a $50.0 million revolving credit facility.

This offering is not conditioned on the closing of the new senior credit agreement or the repayment of the existing senior credit agreement. If we do not enter into the new senior credit agreement, the existing senior credit agreement will remain in place. Certain of the underwriters in this offering or their affiliates are expected to be lenders under the new senior credit agreement.

Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.
Reserved share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of Class A common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. See "Underwriting."

Voting and conversion rights

Upon the completion of this offering, shares of Class A common stock will be entitled to one vote per share and shares of Class B common stock will be entitled to ten votes per share. Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.

Each share of our Class B common stock will be convertible into one share of our Class A common stock at any time, at the option of the holder, and will convert automatically upon transfers (subject to certain exceptions), a termination of employment by an employee stockholder and upon the date the number of shares of Class B common stock then outstanding (including unvested restricted shares) is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock outstanding (including unvested restricted shares).

Upon the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, (1) holders of our Class A common stock will hold 2% of the total voting power of our outstanding common stock and unvested restricted stock and beneficially own approximately 18% of the total common stock and (2) holders of our Class B common stock will hold 98% of the total voting power of our outstanding common stock and unvested restricted stock and beneficially own approximately 91% of the total common stock. See "Post-Offering Structure and Organization."

If the underwriters exercise in full their option to purchase additional shares, (1) holders of our Class A common stock will hold 2% of the total voting power of our outstanding common stock and unvested restricted stock and beneficially own approximately 20% of the total common stock and (2) holders of our Class B common stock will hold 98% of the total voting power of our outstanding common stock and unvested restricted stock and beneficially own approximately 89% of the total common stock.

As the holder of a majority of our outstanding Class B common stock, Crestview GP will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change-in-control transaction. See "Principal Stockholders" and "Description of Capital Stock" for additional information.

Proposed trading symbol	"VCTR"

        On a pro forma basis as adjusted for the offering, the weighted average shares outstanding on a diluted basis as of September 30, 2017 were 71,217,606. See "Summary Consolidated Financial and Other Data—Unaudited Pro Forma Balance Sheet Data and Basic and Diluted Earnings Per Share."

        The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 55,118,673 shares of our Class B common stock outstanding as of December 31, 2017 and excludes:

  •
  9,078,718 shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2017 under the Victory Capital Holdings, Inc. Equity Incentive Plan, as amended, or the 2013 Plan, at a weighted-average exercise price of $5.71 per share, of which 5,731,725 shares were underlying vested options, at a weighted-average exercise price of $4.19 per share;

  •
  2,971,794 restricted shares of our Class B common stock issued that are subject to future vesting based on time or performance criteria;

  •
  357,255 shares of our Class B common stock issuable upon the exercise of outstanding unvested options granted after December 31, 2017 under the 2013 Plan at a weighted-average exercise price of $14.27 per share;

  •
  1,678,743 restricted shares of Class B common stock granted after December 31, 2017 under the 2013 Plan that are subject to future vesting based on time or performance criteria; and

  •
  3,722,872 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

  •
  3,372,484 shares of Class A common stock and Class B common stock reserved for future issuance under the Victory Capital Holdings, Inc. 2018 Stock Incentive Plan, or the 2018 Plan, which will become effective on the date of this prospectus; and

  •
  350,388 shares of Class A common stock reserved for future issuance under the Victory Capital Holdings, Inc. 2018 Employee Stock Purchase Plan, or the 2018 ESPP, which will become effective on the date of this prospectus.

        Unless we indicate otherwise, the information in this prospectus assumes:

  •
  the amendment and restatement of our certificate of incorporation to redesignate our outstanding common stock as Class B common stock and create a new class of Class A common stock to be offered and sold in this offering and to effect a 175.194-for-1 split of our common stock;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated financial and other data as of and for the years ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The summary consolidated financial and other data as of and for the nine months ended September 30, 2017 and 2016 have been derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus. The unaudited consolidated balance sheet data as of September 30, 2017 and unaudited statements of operations data for the nine months ended September 30, 2017 and 2016 have been prepared on substantially the same basis as our consolidated financial statements that were audited in accordance with GAAP and include all adjustments we consider necessary for a fair statement of our consolidated statements of operations and balance sheets for the periods and as of the dates presented therein. Our results for the nine months ended September 30, 2017 are not necessarily indicative of our results for a full year.

        The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands, except per share data as noted)	2017(1)	2016(1)	2016	2015
GAAP Statement of Operations Data:
Investment management fees	$254,605	$166,452	$248,482	$201,553
Fund administration and distribution fees	49,378	33,352	49,401	39,210

Total revenue	303,983	199,804	$297,883	$240,763

Income/(loss) from operations	$63,242	$17,915	$24,485	$33,220
Interest expense / (income)	39,305	22,887	33,556	25,998
Income/(loss) before income taxes	23,937	(4,972)	(9,071)	7,222
Net income/(loss)	14,617	(3,383)	(6,071)	3,800
GAAP operating margin	20.8%	9.0%	8.2%	13.8%
Basic earnings per share	$0.27	$(0.07)	$(0.12)	$0.08
Diluted earnings per share	$0.25	$(0.07)	$(0.12)	$0.08

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands, except AUM in millions)	2017(1)	2016(1)	2016	2015
Non-GAAP Statement of Operations Data and Other Data:
Adjusted EBITDA	$109,045	$66,007	$98,074	$82,118
Adjusted EBITDA margin(2)	35.9%	33.0%	32.9%	34.1%
Adjusted Net Income	$43,963	$26,248	$39,005	$34,327
Tax benefit of goodwill and acquired intangibles(3)	$14,561	$12,589	16,786	14,813
Other Operating Data
AUM at period end	$58,977	$51,356	$54,965	$33,111

(1)
Unaudited.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenue.

(3)
Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit. See "—Recent Developments—Impact of Tax Reform."

        Our management uses non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the economic value of the organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Supplemental Non-GAAP Financial Information."

        The following table sets forth a reconciliation from GAAP financial measures to non-GAAP measures for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2017	2016	2016	2015
Reconciliation of non-GAAP financial measures(1):
Net income / (loss)	$14,617	$(3,383)	$(6,071)	$3,800
GAAP income tax (expense)/benefit	(9,320)	1,589	3,000	(3,422)

Income/(loss) before taxes	$23,937	$(4,972)	$(9,071)	$7,222
Interest expense / (income)(2)	35,002	20,962	31,286	23,397
Depreciation(3)	2,666	2,226	3,156	2,262
Other business taxes(4)	1,459	740	1,137	1,008
GAAP amortization of acquisition-related intangibles(5)	20,673	19,525	27,250	25,029
Stock-based compensation(6)	10,012	6,606	8,827	5,726
Acquisition, restructuring and exit costs(7)	9,040	16,296	23,025	13,393
Debt issuance costs(8)	5,247	1,887	2,749	2,188
Pre-IPO governance expenses(9)	901	881	1,181	1,199
Earnings/losses on equity method investments(10)	108	0	0	0
Compensation in excess of expected levels due to acquisitions(11)	0	1,856	8,534	694

Adjusted EBITDA	$109,045	$66,007	$98,074	$82,118

		Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)		2017	2016	2016	2015
Reconciliation of non-GAAP financial measures(1):
Net income / (loss)		$14,617	$(3,383)	$(6,071)	$3,800
Adjustments to reflect the operating performance of the Company:
i	Other business taxes(4)	1,459	740	1,137	1,008
ii	GAAP amortization of acquisition-related intangibles(5)	20,673	19,525	27,250	25,029
iii	Stock-based compensation(6)	10,012	6,606	8,827	5,726
iv	Acquisition, restructuring and exit costs(7)	9,040	16,296	23,025	13,393
v	Debt issuance costs(8)	5,247	1,887	2,749	2,188
vi	Pre-IPO governance expenses(9)	901	881	1,181	1,199
vii	Compensation in excess of expected levels due to acquisitions(11)	0	1,856	8,534	694

Tax effect of above adjustments(12)		(17,986)	(18,160)	(27,627)	(18,710)

Adjusted Net Income		$43,963	$26,248	$39,005	$34,327

Tax benefit of goodwill and acquired intangibles(13)		$14,561	$12,589	16,786	14,813

(1)
Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures at other companies, even if similar terms are used to identify these measures.

(2)
We add back interest paid on debt net of interest income; interest expense is included in "Interest expense and other financing costs" in our consolidated financial statements while interest income is shown in "Interest income and other income" in our consolidated financial statements.

(3)
We add back depreciation on property and equipment; included in "Depreciation and amortization" in our consolidated financial statements.

(4)
We add back other business taxes; other business taxes are included in "General and administrative" in our consolidated financial statements.

(5)
We add back GAAP amortization of acquisition-related intangibles; included in "Depreciation and amortization" in our consolidated financial statements.

(6)
We add back the expense associated with stock-based compensation associated with equity issued from pools that were created in connection with the management-led buyout with Crestview GP from KeyCorp, the Munder Acquisition and the RS Acquisition and as a result of IPO-related equity grants; included in "Personnel compensation and benefits" in our consolidated financial statements.

(7)
We add back direct incremental costs of acquisitions and this offering, including expenses associated with third-party advisors, proxy solicitations of mutual fund shareholders for transaction consents, vendor contract early termination costs, impairment of receivables recorded in connection with an acquisition, and severance, retention and transaction incentive compensation. Severance, retention and transaction incentive compensation is included in "Personnel compensation and benefits" in our consolidated financial statements, impairment of receivables recorded in connection with an acquisition is included in "Interest income and other income/(expense)", costs associated with professional services incurred in connection with IPO readiness are included in "General and administrative"; all other incremental costs are included in "Restructuring and integration costs" or "Acquisition-related costs".

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2017	2016	2016	2015
Restructuring and integration costs	$4,944	$7,362	$10,012	$8,613
Interest income and other income/(expense)	2,011	—	—	—
Acquisition-related costs	1,435	5,675	6,619	3,187
General and administrative	592	—	—	—
Personnel compensation and benefits	58	3,259	6,394	1,593
(8)
We add back debt issuance costs, included in "Interest expense and other financing costs" and "General and administrative" in our consolidated financial statements. See "—Liquidity and Capital Resources" for more information.

(9)
We add back pre-IPO governance expenses paid to Crestview and Reverence Capital, included in "General and administrative" in our consolidated financial statements. These payments will terminate as of the completion of this offering.

(10)
We adjust for earnings/losses on equity method investments, included in "Interest income and other income/(expenses)" in our consolidated financial statements.

(11)
Our compensation committee, together with our CEO, establishes a target percentage of our pre-bonus EBITDA to be allocated to employees as annual cash incentive compensation. If, as a result of a significant acquisition, we pay annual cash incentive compensation that is a greater percentage of pre-bonus EBITDA than our target percentage, we add back the amount of the annual incentive cash compensation in excess of the target percentage. For example, in 2016, as a result of the RS Acquisition, we paid incentive cash compensation at a greater percentage of pre-bonus EBITDA than our target percentage. We paid incentive cash compensation in 2016 at levels we considered appropriate taking into account the RS Acquisition (including the size of our Company post-acquisition) without the benefit of a full year of those earnings and before expense synergies were fully realized. We also paid incentive cash compensation on duplicative headcount while the integration of the RS Investments platform was being completed; included in "Personnel compensation and benefits" in our consolidated financial statements.

(12)
Reflects income taxes of 38% applied to the sum of line items i. to vii.; 38% represents statutory federal income tax rate of 35% plus an estimate for state, local and foreign income taxes. See "—Recent Developments—Impact of Tax Reform."

(13)
Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit. See "—Recent Developments—Impact of Tax Reform."

Unaudited Pro Forma Balance Sheet Data and Basic and Diluted Earnings Per Share

        The unaudited pro forma balance sheet data and basic and diluted net earnings per share below reflect the $125.0 million in incremental debt incurred in February 2017 under the term loans under our existing senior credit agreement to pay a $119.9 million special dividend to our stockholders, referred to herein as the 2017 Debt Recapitalization, and the accrual of the $12.6 million dividend paid in

December 2017, referred to herein as the December 2017 Dividend. Pro forma net income per share gives effect to the number of shares of Class A common stock issued in this offering that would be necessary to fund the February 2017 and December 2017 dividend payments and to pay down debt per the Proposed Debt Refinancing. The number of shares of Class A common stock was calculated using the initial public offering price of $13.00 per share.

Supplemental Pro Forma Balance Sheet Data and Net Income Per Share (Unaudited) ($ in thousands, except per share amounts)	Victory Capital Holdings, Inc. as of and for the nine months ended September 30, 2017	As Adjusted for the Offering, the 2017 Debt Recapitalization, the December 2017 Dividend and the Proposed Debt Refinancing(1)
Balance Sheet Data
Total assets	$799,510	$791,592
Dividend payable	—	12,622
Total liabilities	567,633	363,489
Common stock	551	668
Retained deficit	(181,055)	(198,525)
Total liabilities and stockholders' equity	799,510	791,592

	Victory Capital Holdings, Inc. for the year ended December 31, 2016 (as reported)	As Adjusted for the RS Acquisition, the Offering, the 2017 Debt Recapitalization, the December 2017 Dividend and Proposed Debt Refinancing(1)
Earnings per share Data:
Basic earnings (loss) per share	$(0.12)	$(0.09)
Diluted earnings (loss) per share	$(0.12)	$(0.09)
Weighted average shares outstanding
Basic	50,017,712	61,717,712
Diluted	50,017,712	61,717,712

	Victory Capital Holdings, Inc. for the nine months ended September 30, 2017 (as reported)	As Adjusted for the Offering, the 2017 Debt Recapitalization, the December 2017 Dividend and the Proposed Debt Refinancing Pro Forma(1)
Earnings per share Data:
Basic earnings (loss) per share	$0.27	$0.44
Diluted earnings (loss) per share	$0.25	$0.41
Weighted average shares outstanding
Basic	54,867,257	66,567,257
Diluted	59,517,606	71,217,606

(1)
Gives effect to the completion of this offering, including the application of the estimated net proceeds received by us as described under "Use of Proceeds" and to make payment of the dividends as part of the 2017 Debt Recapitalization and the December 2017 Dividend, as if the transactions were completed on September 30, 2017 for the pro forma balance sheet and on January 1, 2016 for the pro forma earnings per share.

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business

We earn substantially all of our revenues based on AUM, and any reduction in AUM would reduce our revenues and profitability. AUM fluctuates based on many factors, including investment performance, client withdrawals and difficult market conditions.

        We earn substantially all of our revenues from asset-based fees from investment management products and services to individuals and institutions. Therefore, if our AUM declines, our fee revenue will decline, which will reduce our profitability as certain of our expenses are fixed. There are several reasons that AUM could decline:

  •
  The performance of our investment strategies is critical to our business, and any real or perceived negative absolute or relative performance could negatively impact the maintenance and growth of AUM. Net flows related to our strategies can be affected by investment performance relative to other competing strategies or to established benchmarks. Our investment strategies are rated, ranked, recommended or assessed by independent third parties, distribution partners, and industry periodicals and services. These assessments may influence the investment decisions of our clients. If the performance or assessment of our strategies is seen as underperforming relative to peers, it could result in an increase in the withdrawal of assets by existing clients and the inability to attract additional commitments from existing and new clients. In addition, certain of our strategies have or may have capacity constraints, as there is a limit to the number of securities available for the strategy to operate effectively. In those instances, we may choose to limit access to those strategies to new or existing investors, which we have recently done for two mutual funds managed by Sycamore Capital, or Sycamore, which had an aggregate of $15.4 billion in AUM as of September 30, 2017.

  •
  General domestic and global economic and political conditions can influence AUM. Changes in interest rates, the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations) and other conditions may impact the equity and credit markets, which may influence our AUM. If the security markets decline or experience volatility, our AUM and our revenues could be negatively impacted. In addition, diminishing investor confidence in the markets and/or adverse market conditions could result in a decrease in investor risk tolerance. Such a decrease could prompt investors to reduce their rate of commitment or to fully withdraw from markets, which could lower our overall AUM.

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  Capital and credit markets can experience substantial volatility. The significant volatility in the markets in the recent past has highlighted the interconnection of the global markets and demonstrated how the deteriorating financial condition of one institution may materially adversely impact the performance of other institutions. In the event of extreme circumstances, including economic, political or business crises, such as a widespread systemic failure in the global financial system or failures of firms that have significant obligations as counterparties, we may suffer significant declines in AUM and severe liquidity or valuation issues.

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  Changes in interest rates can have adverse effects on our AUM. Increases in interest rates from their historically low present levels may adversely affect the net asset values of our AUM. Furthermore, increases in interest rates may result in reduced prices in equity markets. Conversely, decreases in interest rates could lead to outflows in fixed income assets that we manage as investors seek higher yields.

        Any of these factors could reduce our AUM and revenues and, if our revenues decline without a commensurate reduction in our expenses, would lead to a reduction in our net income.

We derive substantially all of our revenues from contracts and relationships that may be terminated upon short or no notice.

        We derive substantially all of our revenues from investment advisory and sub-advisory agreements, all of which are terminable by clients upon short notice or no notice.

        Our investment advisory agreements with registered funds, which are funds registered under the Investment Company Act of 1940, as amended, or the 1940 Act, including mutual funds and ETFs, are generally terminable by the funds' boards or a vote of a majority of the funds' outstanding voting securities on not more than 60 days' written notice, as required by law. After an initial term (not to exceed two years), each registered fund's investment advisory agreement must be approved and renewed annually by that fund's board, including by its independent members. In addition, all of our separate account clients and certain of the mutual funds that we sub-advise have the ability to re-allocate all or any portion of the assets that we manage away from us at any time with little or no notice. When a sub-adviser terminates its sub-advisory agreement to manage a fund that we advise there is a risk that investors in the fund could redeem their assets in the fund, which would cause our AUM to decrease.

        These investment advisory agreements and client relationships may be terminated or not renewed for any number of reasons. The decrease in revenues that could result from the termination of a material client relationship or group of client relationships could have a material adverse effect on our business.

Investors in certain funds that we advise can redeem their assets from those funds at any time without prior notice.

        Investors in the mutual funds and certain other pooled investment vehicles that we advise or sub-advise may redeem their assets from those funds at any time on fairly limited or no prior notice, thereby reducing our AUM. These investors may redeem for any number of reasons, including general financial market conditions, the absolute or relative investment performance we have achieved, or their own financial conditions and requirements. In a declining stock market, the pace of redemptions could accelerate. Poor investment performance relative to other funds tends to result in decreased client commitments and increased redemptions. For the nine months ended September 30, 2017, we generated approximately 86% of our revenues from mutual funds and other pooled investment vehicles that we advise (including our proprietary mutual funds, or the Victory Funds, VictoryShares, and other entities for which we are adviser or sub-adviser). The redemption of assets from those funds could adversely affect our revenues and have a material adverse effect on our earnings.

If our strategies perform poorly, clients could redeem their assets and we could suffer a decline in our AUM, which would reduce our earnings.

        The performance of our strategies is critical in retaining existing client assets as well as attracting new client assets. If our strategies perform poorly for any reason, our earnings could decline because:

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  our existing clients may redeem their assets from our strategies or terminate their relationships with us;

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  the Morningstar and Lipper ratings and rankings of mutual funds and ETFs we manage may decline, which may adversely affect the ability of those funds to attract new or retain existing assets; and

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  third-party financial intermediaries, advisors or consultants may remove our investment products from recommended lists due to poor performance or for other reasons, which may lead our existing clients to redeem their assets from our strategies or reduce asset inflows from these third parties or their clients.

        Our strategies can perform poorly for a number of reasons, including: general market conditions; investor sentiment about market and economic conditions; investment styles and philosophies; investment decisions; the performance of the companies in which our strategies invest and the currencies in which those investment are made; the fees we charge; the liquidity of securities or instruments in which our strategies invest; and our inability to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis. In addition, while we seek to deliver long-term value to our clients, volatility may lead to under-performance in the short term, which could adversely affect our results of operations.

        In addition, when our strategies experience strong results relative to the market, clients' allocations to our strategies typically increase relative to their other investments and we sometimes experience withdrawals as our clients rebalance their investments to fit their asset allocation preferences despite our strong results.

        While clients do not have legal recourse against us solely on the basis of poor investment results, if our strategies perform poorly, we are more likely to become subject to litigation brought by dissatisfied clients. In addition, to the extent clients are successful in claiming that their losses resulted from fraud, negligence, willful misconduct, breach of contract or other similar misconduct, these clients may have remedies against us, the mutual funds and other pooled investment vehicles we advise and/or our investment professionals under various U.S. and non-U.S. laws.

The historical returns of our existing strategies may not be indicative of their future results or of the strategies we may develop in the future.

        The historical returns of our strategies and the ratings and rankings we or the mutual funds and ETFs that we advise have received in the past should not be considered indicative of the future results of these strategies or of any other strategies that we may develop in the future. The investment performance we achieve for our clients varies over time and the variance can be wide. The ratings and rankings we or the mutual funds and ETFs we advise have received are typically revised monthly. Our strategies' returns have benefited during some periods from investment opportunities and positive economic and market conditions. In other periods, general economic and market conditions have negatively affected investment opportunities and our strategies' returns. These negative conditions may occur again, and in the future we may not be able to identify and invest in profitable investment opportunities within our current or future strategies.

        New strategies that we launch or acquire in the future may present new and different investment, regulatory, operational, distribution and other risks than those presented by our current strategies. New strategies may invest in instruments with which we have no or limited experience, create portfolios that present new or different risks or have higher performance expectations that are more difficult to meet. Any real or perceived problems with future strategies or vehicles could cause a disproportionate negative impact on our business and reputation.

We depend on third parties to market our strategies.

        Our ability to attract additional assets to manage is highly dependent on our access to third-party intermediaries. We gain access to investors in the Victory Funds and VictoryShares primarily through consultants, 401(k) platforms, broker-dealers, financial advisors and mutual fund platforms through which shares of the funds are sold. We have relationships with certain third-party intermediaries through which we access clients in multiple distribution channels. Our 10 largest intermediary relationships across multiple distribution channels represented approximately 32% of our total AUM as of September 30, 2017.

        We compensate most of the intermediaries through which we gain access to investors in the Victory Funds and VictoryShares by paying fees, most of which are a percentage of assets invested in the Victory Funds and VictoryShares through that intermediary and with respect to which that intermediary provides stockholder and administrative services. The allocation of such fees between us and the Victory Funds and VictoryShares is determined by the board of the Victory Funds and VictoryShares, based on information and a recommendation from us, with the intent of allocating to us all costs attributable to marketing and distribution of (i) shares of the Victory Funds not otherwise covered by distribution fees paid pursuant to a distribution and service plan adopted in accordance with Rule 12b-1 under the 1940 Act and (ii) VictoryShares.

        In the future, our expenses in connection with those intermediary relationships could increase if the portion of those fees determined to be in connection with marketing and distribution, or otherwise allocated to us, increased. Clients of these intermediaries may not continue to be accessible to us on terms we consider commercially reasonable, or at all. The absence of such access could have a material adverse effect on our results of operations.

        We access institutional clients primarily through consultants. Our institutional business is dependent upon referrals from consultants. Many of these consultants review and evaluate our products and our firm from time to time. As of September 30, 2017, 40% of our institutional separate accounts AUM was acquired through consultants. Poor reviews or evaluations of either a particular strategy or us as an investment management firm may result in client withdrawals or may impair our ability to attract new assets through these consultants.

The loss of key investment professionals or members of our senior management team could have a material adverse effect on our business.

        We depend on the skills and expertise of our portfolio managers and other investment professionals and our success depends on our ability to retain the key members of our investment teams, who possess substantial experience in investing and have been primarily responsible for the historical investment performance we have achieved.

        Because of the tenure and stability of our portfolio managers, our clients may attribute the investment performance we have achieved to these individuals. The departure of a portfolio manager could cause clients to withdraw assets from the strategy, which would reduce our AUM, investment management fees and our net income. The departure of a portfolio manager also could cause consultants and intermediaries to stop recommending a strategy, clients to refrain from allocating additional assets to the strategy or delay such additional assets until a sufficient new track record has been established, and could also cause the departure of other portfolio managers or investment professionals. We have instituted succession planning at our Franchises in an attempt to minimize the disruption resulting from these potential changes, but we cannot predict whether such efforts will be successful (for example, we recently made the strategic decision to wind down our Diversified Franchise due to the retirement of both its CIOs).

        We also rely upon the contributions of our senior management team to establish and implement our business strategy and to manage the future growth of our business. The loss of any of the senior management team could limit our ability to successfully execute our business strategy or adversely affect our ability to retain existing and attract new client assets and related revenues.

        Any of our investment or management professionals may resign at any time, join our competitors or form a competing company. Although many of our portfolio managers and each of our named executive officers are subject to post-employment non-compete obligations, these non-competition provisions may not be enforceable or may not be enforceable to their full extent. In addition, we may agree to waive non-competition provisions or other restrictive covenants applicable to former investment or management professionals in light of the circumstances surrounding their relationship with us. We do not generally carry "key man" insurance that would provide us with proceeds in the event of the death or disability of any of the key members of our investment or management teams.

        Competition for qualified investment and management professionals is intense and we may fail to successfully attract and retain qualified personnel in the future. Our ability to attract and retain these personnel will depend heavily on the amount and structure of compensation and opportunities for equity ownership we offer. Any cost-reduction initiative or adjustments or reductions to compensation or changes to our equity ownership culture could cause instability within our existing investment teams and negatively impact our ability to retain key personnel. In addition, changes to our management structure, corporate culture and corporate governance arrangements could negatively impact our ability to retain key personnel.

We rely on third parties to provide products or services for the operation of our business, and a failure or inability by such parties to provide these products or services could materially adversely affect our business.

        We have determined, based on an evaluation of various factors that it is more efficient to use third parties for certain functions and services. As a result, we have contracted with a limited number of third parties to provide critical operational support, such as middle- and back-office functions, information technology services and various fund administration and accounting roles, and the funds contract with third parties in custody and transfer agent roles. We have a limited ability to monitor or control the performance of these third parties and our business would be disrupted if key service providers fail or become unable to continue to perform those services. We are also limited in our ability to ensure such providers have appropriate back-up and system redundancies in place to ensure their continuous operation. Moreover, to the extent our third-party providers increase their pricing, our financial performance will be negatively impacted. In addition, upon termination of a third-party contract, we may encounter difficulties in replacing the third party on favorable terms, transitioning services to another vendor, or in assuming those responsibilities ourselves, which may have a material adverse effect on our business.

Operational risks may disrupt our business, result in losses or limit our growth.

        We are heavily dependent on the capacity and reliability of the communications, information and technology systems supporting our operations, whether developed, owned and operated by us or by third parties. We also rely on manual workflows and a variety of manual user controls. Operational risks such as trading or other operational errors or interruption of our financial, accounting, trading, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. The potential for some types of operational risks, including, for example, trading errors, may be increased in periods of increased volatility, which can magnify the cost of an error. Insurance and other safeguards might not be available or might only partially reimburse us for our losses.

        Although we have backup systems in place, our backup procedures and capabilities in the event of a failure or interruption may not be adequate. As our client base, number and complexity of strategies and client relationships increase, developing and maintaining our operational systems and infrastructure may become increasingly challenging.

        We may also suffer losses due to employee negligence, fraud or misconduct. Non-compliance with policies, employee misconduct, negligence or fraud could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of "rogue traders" or other employees. It is not always possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Employee misconduct could have a material adverse effect on our business.

The significant growth we have experienced over the past few years may be difficult to sustain and our growth strategy is dependent in part upon our ability to make and successfully integrate new strategic acquisitions.

        Our AUM has increased from $17.9 billion following our 2013 management-led buyout with Crestview GP from KeyCorp to $59.0 billion as of September 30, 2017, primarily as a result of acquisitions. The absolute measure of our AUM represents a significant rate of growth that has been and may continue to be difficult to sustain. The continued long-term growth of our business will depend on, among other things, successfully making new acquisitions, retaining key investment professionals, maintaining existing strategies and selectively developing new, value-added strategies. There is no certainty that we will be able to identify suitable candidates for acquisition at prices and terms we consider attractive, consummate any such acquisition on acceptable terms, have sufficient resources to complete an identified acquisition or that our strategy for pursuing acquisitions will be effective. In addition, any acquisition can involve a number of risks, including the existence of known, unknown or contingent liabilities. An acquisition may impose additional demands on our staff that could strain our operational resources and require expenditure of substantial legal, investment banking and accounting fees. We may be required to issue additional shares of common stock or spend significant cash to consummate an acquisition, resulting in dilution of ownership or additional debt leverage, or spend additional time and money on facilitating the acquisition that otherwise would be spent on the development and expansion of our existing business.

        We may not be able to successfully manage the process of integrating an acquired company's people and other applicable assets to extract the value and synergies projected to be realized in connection with the acquisition. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel and AUM. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company's operations could have an adverse effect on our business.

        Our business growth will also depend on our success in achieving superior investment performance from our strategies, as well as our ability to maintain and extend our distribution capabilities, to deal with changing market and industry conditions, to maintain adequate financial and business controls and to comply with new legal and regulatory requirements arising in response to both the increased sophistication of the investment management industry and the significant market and economic events of the last decade.

        We may not be able to manage our growing business effectively or be able to sustain the level of growth we have achieved historically.

A majority of our existing AUM is managed in long-only equity investments. We have also historically derived a substantial portion of our revenues from fees on investments in small- and mid-cap equities and substantially all of our revenues from U.S. clients.

        As of September 30, 2017, approximately 79% of our AUM was invested in U.S. and international equity. Under market conditions in which there is a general decline in the value of equity securities, the

AUM in each of our equity strategies is likely to decline. Unlike some of our competitors, we do not currently offer strategies that invest in privately held companies or take short positions in equity securities, which could offset some of the poor performance of our long-only equity strategies under such market conditions. Even if our investment performance remains strong during such market conditions relative to other long-only equity strategies, investors may choose to withdraw assets from our management or allocate a larger portion of their assets to non-long-only or non-equity strategies. In addition, the prices of equity securities may fluctuate more widely than the prices of other types of securities, making the level of our AUM and related revenues more volatile.

        As of September 30, 2017, approximately 65% of our total AUM was concentrated in small- and mid-cap equities. As a result, a substantial portion of our operating results depends upon the performance of those investments, and our ability to retain client assets in those investments. If a significant portion of the investors in such investments decided to withdraw their assets or terminate their investment advisory agreements for any reason, including poor investment performance or adverse market conditions, our revenues from those investments would decline, which would have a material adverse effect on our earnings and financial condition.

        In addition, we have historically derived substantially all of our revenue from clients in the United States. If economic conditions weaken or slow, particularly in the United States, this could have a substantial adverse impact on our results of operations.

Our efforts to establish and develop new teams and strategies may be unsuccessful and could negatively impact our results of operations and could negatively impact our reputation and culture.

        We seek to add new investment teams that invest in a way that is consistent with our philosophy of offering high value-added strategies. We also look to offer new strategies managed by our existing teams. We expect the costs associated with establishing a new team and/or strategy initially to exceed the revenues generated, which will likely negatively impact our results of operations. If new strategies, whether managed by a new team or by an existing team, invest in instruments, or present operational issues and risks, with which we have little or no experience, it could strain our resources and increase the likelihood of an error or failure.

        In addition, the historical returns of our existing strategies may not be indicative of the investment performance of any new strategy, and the poor performance of any new strategy could negatively impact the reputation of our other strategies.

        We may support the development of new strategies by making one or more seed investments using capital that would otherwise be available for our general corporate purposes and acquisitions. Making such a seed investment could expose us to potential capital losses.

The performance of our strategies or the growth of our AUM may be constrained by unavailability of appropriate investment opportunities.

        The ability of our investment teams to deliver strong investment performance depends in large part on their ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of our strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. In addition, if we determine that sufficient investment opportunities are not available for a strategy, we may choose to limit the growth of the strategy by limiting the rate at which we accept additional client assets for management under the strategy, closing the strategy to all or substantially all new investors or otherwise taking action to limit the flow of assets into the strategy. If we misjudge the point at which it would be optimal to limit access to or close a strategy, the investment performance of the strategy could be negatively impacted. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, but is particularly acute with respect to our strategies that focus on small- and mid-cap equities, and is likely to increase as our AUM increases, particularly if these increases occur very rapidly. By limiting the growth of strategies, we may be managing the business in a manner that reduces the total amount of our AUM and our investment management fees over the short term.

An assignment could result in termination of our investment advisory agreements to manage SEC-registered funds and could trigger consent requirements in our other investment advisory agreements.

        Under the 1940 Act, each of the investment advisory agreements between registered funds and our subsidiary, VCM, and investment sub-advisory agreements between the investment adviser to a registered fund and VCM, will terminate automatically in the event of its assignment, as defined in the 1940 Act.

        Assignment, as generally defined under the 1940 Act and the Investment Advisers Act of 1940, as amended, or the Advisers Act, includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the direct or indirect transfer of a "controlling block" of our outstanding voting securities. A transaction is not an assignment under the 1940 Act or the Advisers Act, however, if it does not result in a change of actual control or management of VCM.

        Upon the occurrence of such an assignment, VCM could continue to act as adviser or sub-adviser to any such registered fund only if that fund's board and shareholders approved a new investment advisory agreement, except in the case of certain of the registered funds that we sub-advise for which only board approval would be necessary pursuant to a manager-of-managers SEC exemptive order. In addition, as required by the Advisers Act, each of the investment advisory agreements for the separate accounts and pooled investment vehicles we manage provides that it may not be assigned, as defined in the Advisers Act, without the consent of the client. If an assignment were to occur, we cannot be certain that we would be able to obtain the necessary approvals from the boards and shareholders of the registered funds we advise or the necessary consents from our separate account or pooled investment vehicle clients.

        If an assignment of an investment advisory agreement is deemed to occur, and our clients do not consent to the assignment or enter into a new agreement, our results of operations could be materially and adversely affected.

Reputational harm could result in a loss of AUM and revenues.

        The integrity of our brands and reputation is critical to our ability to attract and retain clients, business partners and employees and maintain relationships with consultants. We operate within the highly regulated financial services industry and various potential scenarios could result in harm to our reputation. They include internal operational failures, failure to follow investment or legal guidelines in the management of accounts, intentional or unintentional misrepresentation of our products and services in offering or advertising materials, public relations information, social media or other external communications, employee misconduct or investments in businesses or industries that are controversial to certain special interest groups. Any real or perceived conflict between our and our stockholders' interests and our clients' interests, as well as any fraudulent activity or other exposure of client assets or information, may harm our reputation. The negative publicity associated with any of these factors could harm our reputation and adversely impact relationships with existing and potential clients, third-party distributors, consultants and other business partners and subject us to regulatory sanctions or litigation. Damage to our brands or reputation could negatively impact our standing in the industry and result in loss of business in both the short term and the long term.

        Additionally, while we have ultimate control over the business activities of our Franchises, they generally have the autonomy to manage their day-to-day operations, and if we fail to intervene in potentially serious matters that may arise, our reputation could be damaged and our results of operations could be materially adversely affected.

Our failure to comply with investment guidelines set by our clients, including the boards of registered funds, and limitations imposed by applicable law, could result in damage awards against us and a loss of AUM, either of which could adversely affect our results of operations or financial condition.

        When clients retain us to manage assets on their behalf, they generally specify certain guidelines regarding investment allocation and strategy that we are required to follow in managing their assets. The boards of registered funds we manage generally establish similar guidelines regarding the investment of assets in those funds. We are also required to invest the registered funds' assets in accordance with limitations under the 1940 Act and applicable provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Other clients, such as plans subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or non-U.S. funds, require us to invest their assets in accordance with applicable law. Our failure to comply with any of these guidelines and other limitations could result in losses to clients or investors in a fund which, depending on the circumstances, could result in our obligation to make clients or fund investors whole for such losses. If we believed that the circumstances did not justify a reimbursement, or clients and investors believed the reimbursement we offered was insufficient, they could seek to recover damages from us or could withdraw assets from our management or terminate their investment advisory agreement with us. Any of these events could harm our reputation and materially adversely affect our business.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

        In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and mitigate our exposure to operational, legal and reputational risks, including from the investment autonomy of our Franchises. Our risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients or investors, and sanctions or fines from regulators.

        Our techniques for managing operational, legal and reputational risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate. Because our clients invest in our strategies in order to gain exposure to the portfolio securities of the respective strategies, we have not adopted corporate-level risk management policies to manage market, interest rate or exchange rate risks that could affect the value of our overall AUM.

We provide a broad range of services to the Victory Funds, VictoryShares and sub-advised mutual funds which may expose us to liability.

        We provide a broad range of administrative services to the Victory Funds and VictoryShares, including providing personnel to the Victory Funds and VictoryShares to serve as directors and officers, the preparation or supervision of the preparation of the Victory Funds' and VictoryShares' regulatory filings, maintenance of board calendars and preparation or supervision of the preparation of board meeting materials, management of compliance and regulatory matters, provision of stockholder services and communications, accounting services, including the supervision of the activities of the Victory Funds' and VictoryShares' accounting services provider in the calculation of the funds' net asset values, supervision of the preparation of the Victory Funds' and VictoryShares' financial statements and coordination of the audits of those financial statements, tax services, including calculation of dividend and distribution amounts and supervision of tax return preparation, supervision of the work of the Victory Funds' and VictoryShares' other service providers and VCA acting as a distributor. If we make a mistake in the provision of those services, the Victory Funds or VictoryShares could incur costs for which we might be liable. In addition, if it were determined that the Victory Funds or VictoryShares failed to comply with applicable regulatory requirements as a result of action or failure to act by our employees, we could be responsible for losses suffered or penalties imposed. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income or negatively affect our current business or our future growth prospects. Although less extensive than the range of services we provide to the Victory Funds and VictoryShares, we also provide a limited range of services, in addition to investment management services, to sub-advised mutual funds.

        In addition, we from time to time provide information to the funds for which we act as sub-adviser (or to a person or entity providing administrative services to such a fund), and to UCITS, for which we act as investment manager (or to the promotor of the UCITS or a person or entity providing administrative services to such a UCITS), which is used by those funds or UCITS in their efforts to comply with various regulatory requirements. If we make a mistake in the provision of those services, the sub-advised fund or UCITS could incur costs for which we might be liable. In addition, if it were determined that the sub-advised fund or UCITS failed to comply with applicable regulatory requirements as a result of action or failure to act by our employees, we could be responsible for losses suffered or penalties imposed. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income or negatively affect our current business or our future growth prospects.

Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt operations and cause financial losses.

        Our operations rely on the effectiveness of our information and cyber security policies, procedures and capabilities to provide secure processing, storage and transmission of confidential and other information in our computer systems, networks and mobile devices and on the computer systems, networks and mobile devices of third parties on which we rely. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, networks and mobile devices may be vulnerable to cyber-attacks, sabotage, unauthorized access, computer viruses, worms or other malicious code, and other events that have a security impact. We also cannot directly control any cyber security plans and systems put in place by third-party service providers, on whom we rely. An externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential client or competitive information and could result in material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability. If one or more of such events occur, it potentially could jeopardize our or our clients', employees' or counterparties' confidential and other information processed and stored in, and transmitted through, our or third-party computer systems, networks and mobile devices, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. As a result, we could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in our earnings. Additionally, some of our client contracts require us to indemnify clients in the event of a cyber breach if our systems do not meet minimum security standards. We may be required to spend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that we maintain.

Certain of our strategies invest principally in the securities of non-U.S. companies, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

        As of September 30, 2017, approximately 6% of our total AUM was invested in strategies that primarily invest in securities of non-U.S. companies and securities denominated in currencies other than the U.S. dollar. Fluctuations in foreign currency exchange rates could negatively affect the returns of our clients who are invested in these securities. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of our AUM, which, in turn, would likely result in lower revenue and profits.

        Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which we are invested as well as political, social and economic uncertainty. Declining tax revenues may cause governments to assert their ability to tax the local gains and/or income of foreign investors (including our clients), which could adversely affect client interests in investing outside their home markets. Many financial markets are not as developed, or as efficient, as the U.S. financial markets, and, as a result, those markets may have limited liquidity and higher price volatility, and may lack established regulations. Liquidity may also be adversely affected by political or economic events, government policies, and social or civil unrest within a particular country, and our ability to dispose of an investment may also be adversely affected if we increase the size of our investments in smaller non-U.S. issuers. Non-U.S. legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information about such companies. These risks could adversely affect the performance of our strategies that are invested in securities of non-U.S. issuers and may be particularly acute in the emerging or less developed markets in which we invest. In addition to our Trivalent, Sophus and Expedition Franchises, certain of our other Franchises invest in emerging or less developed markets.

The expansion of our business outside of the United States raises tax and regulatory risks, may adversely affect our profit margins and places additional demands on our resources and employees.

        We have expanded and intend to continue to expand our distribution efforts into non-U.S. markets through partnered distribution efforts and product offerings, including Europe, Japan, Singapore and Hong Kong. For example, we organized and serve as investment manager of two Ireland-domiciled UCITS, the Victory Sophus Emerging Markets UCITS Fund and the Victory Expedition Emerging Markets Small Cap UCITS Fund, each of which launched during the first quarter of 2017. Clients outside the United States may be adversely affected by political, social and economic uncertainty in their respective home countries and regions, which could result in a decrease in the net client cash flows that come from such clients. This expansion has required and will continue to require us to incur a number of up-front expenses, including those associated with obtaining and maintaining regulatory approvals and office space, as well as additional ongoing expenses, including those associated with leases, the employment of additional support staff and regulatory compliance.

        Non-U.S. clients may be less accepting of the U.S. practice of payment for certain research products and services through soft dollars ("soft dollars" are a means of paying brokerage firms for their services through commission revenue, rather than through direct payments) or such practices may not be permissible in certain jurisdictions, which could have the effect of increasing our expenses. In addition, the European Commission recently adopted several acts under the revised Markets in Financial Instruments Directive (known as "MiFID II") that would prevent the "bundling" of the cost of research together with trading commissions. As a result, clients subject to MiFID II will be unable to use soft dollars to pay for research services once MiFID II becomes effective in the United Kingdom and in Europe in 2018.

        Our U.S.-based employees routinely travel outside the United States as a part of our investment research process or to market our services and may spend extended periods of time in one or more non-U.S. jurisdictions. Their activities outside the United States on our behalf may raise both tax and regulatory issues. If and to the extent we are incorrect in our analysis of the applicability or impact of non-U.S. tax or regulatory requirements, we could incur costs or penalties or be the subject of an enforcement or other action. Operating our business in non-U.S. markets is generally more expensive than in the United States. In addition, costs related to our distribution and marketing efforts in non-U.S. markets generally have been more expensive than comparable costs in the United States. To the extent that our revenues do not increase to the same degree as our expenses increase in connection with our continuing expansion outside the United States, our profitability could be adversely affected. Expanding our business into non-U.S. markets may also place significant demands on our existing infrastructure and employees.

        We are also subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act, or the FCPA, as well as trade sanctions administered by the Office of Foreign Assets Control, or OFAC, the U.S. Department of Commerce and the U.S. Department of State. Similar laws in non-U.S. jurisdictions may also impose stricter or more onerous requirements and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. Any determination that we have violated the FCPA or other applicable anti-corruption laws or sanctions could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial condition, results of operations or the market value of our Class A common stock. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws or sanctions in jurisdictions in which we operate, such policies and procedures may not be effective in all instances to prevent violations.

        On June 23, 2016, United Kingdom citizens voted in a referendum to leave the European Union, and on March 29, 2017, the United Kingdom provided formal notice to the European Union of its intent to withdraw. The consequence of the exit of the United Kingdom, together with what may be protracted negotiations around the terms of the exit, are uncertain and may have adverse effects on the United Kingdom, European and worldwide economy and market conditions and contribute to currency exchange fluctuations. Any negative impact to overall investor confidence or instability in the global macroeconomic environment could have an adverse economic impact on our results of operations.

Our substantial indebtedness may expose us to material risks.

        As of September 30, 2017, we had $517.7 million aggregate principal amount of outstanding term loans under our existing senior credit agreement. Even assuming we use the net proceeds from this offering to repay indebtedness and/or if we complete the Proposed Debt Refinancing, we will continue to have substantial indebtedness outstanding. Our substantial indebtedness may make it more difficult for us to withstand or respond to adverse or changing business, regulatory and economic conditions or to take advantage of new business opportunities or make necessary capital expenditures. In addition, our existing senior credit agreement contains, and we expect our new senior credit agreement will contain, financial and operating covenants that may limit our ability to conduct our business. While we are currently in compliance in all material respects with the financial and operating covenants under our existing senior credit agreement, we cannot assure you that at all times in the future we will satisfy all such financial and operating covenants (or any such covenants applicable at the time) or obtain any required waiver or amendment, in which event all outstanding indebtedness could become immediately due and payable. This could result in a substantial reduction in our liquidity and could challenge our ability to meet future cash needs of the business.

        To the extent we service our debt from our cash flow, such cash will not be available for our operations or other purposes. Because of our significant debt service obligations, the portion of our cash flow used to service those obligations could be substantial if our revenues decline, whether because of market declines or for other reasons. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our ability to repay the principal amount of any outstanding loans under our existing senior credit agreement, to refinance our debt or to obtain additional financing through debt or the sale of additional equity securities will depend on our performance, as well as financial, business and other general economic factors affecting the credit and equity markets generally or our business in particular, many of which are beyond our control. Any such alternatives may not be available to us on satisfactory terms or at all.

Potential impairment of goodwill and intangible assets could reduce our assets.

        As of September 30, 2017, our goodwill and intangible assets totaled $697.8 million. The value of these assets may not be realized for a variety of reasons, including, but not limited to, significant redemptions, loss of clients, damage to brand name and unfavorable economic conditions. In accordance with the guidance under Financial Accounting Standards Board, or FASB, ASC 350-20 "Intangibles—Goodwill and Other," we review the carrying value of goodwill and intangible assets not subject to amortization on an annual basis, or more frequently if indications exist suggesting that the fair value of our intangible assets may be below their carrying value. Determining goodwill and intangible assets, and evaluating them for impairment, requires significant management estimates and judgment, including estimating value and assessing useful life in connection with the allocation of purchase price in the acquisition creating them. We evaluate the value of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Should such reviews indicate impairment, a reduction of the carrying value of the intangible asset could occur, resulting in a charge that may, in turn, adversely affect our AUM, results of operations and financial condition.

Disruption to the operations of third parties whose functions are integral to our ETF platform may adversely affect the prices at which VictoryShares trade, particularly during periods of market volatility.

        Shares of ETFs, such as VictoryShares, trade on stock exchanges at prices at, above or below the ETF's most recent net asset value. While ETFs utilize a creation/redemption feature and arbitrage mechanism designed to make it more likely that the ETF's shares normally will trade at prices close to the ETF's net asset value, exchange prices may deviate significantly from the ETF's net asset value. ETF market prices are subject to numerous potential risks, including trading halts invoked by a stock exchange, inability or unwillingness of market makers, authorized participants, settlement systems or other market participants to perform functions necessary for an ETF's arbitrage mechanism to function effectively, or significant market volatility. If market events lead to incidences where ETFs trade at prices that deviate significantly from an ETF's net asset value, or trading halts are invoked by the relevant stock exchange or market, investors may lose confidence in ETF products and redeem their holdings, which may cause our AUM, revenue and earnings to decline.

If we were deemed an investment company required to register under the 1940 Act, we would become subject to burdensome regulatory requirements and our business activities could be restricted.

        Generally, a company is an "investment company" required to register under the 1940 Act if, absent an applicable exception or exemption, it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

        We hold ourselves out as an investment management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We believe we are engaged primarily in the business of providing investment management services and not in the business of investing, reinvesting or trading in securities. We also believe our primary source of income is properly characterized as income earned in exchange for the provision of services. We believe less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities.

        We intend to conduct our operations so that we will not be deemed an investment company required to register under the 1940 Act. However, if we were to be deemed an investment company required to register under the 1940 Act, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

Our expenses are subject to fluctuations that could materially impact our results of operations.

        Our results of operations are dependent upon the level of our expenses, which can vary from period to period. We have certain fixed expenses that we incur as a going concern, and some of those expenses are not subject to adjustment. If our revenues decrease, without a corresponding decrease in expenses, our results of operations would be negatively impacted. While a majority of our expenses are variable and we attempt to project expense levels in advance, there is no guarantee that an unforeseen expense will not arise or that we will be able to adjust our variable expenses quickly enough to match a declining asset base. Consequently, either event could have either a temporary or permanent negative impact on our results of operations.

Risks Relating to Our Industry

Recent trends in the investment management industry could reduce our AUM, revenues and net income.

        Certain passive products and asset classes, such as index and certain types of ETFs, are becoming increasingly popular with investors, including institutional investors. In recent years, across the investment management industry, passive products have experienced inflows and traditional actively managed products have experienced outflows, in each case, in the aggregate. In order to maintain appropriate fee levels in a competitive environment, we must be able to continue to provide clients with investment products and services that are viewed as appropriate in relation to the fees charged, which may require us to demonstrate that our strategies can outperform such passive products. If our clients, including our funds' boards, were to view our fees as being high relative to the market or the returns provided by our investment products, we may choose to reduce our fee levels or existing clients may withdraw their assets in order to invest in passive products, and we may be unable to attract additional commitments from existing and new clients, which would lead to a decline in our AUM and market share. To the extent we offer such passive products, we may not be able to compete with other firms offering similar products.

        Our revenues and net income are dependent on our ability to maintain current fee levels for the products and services we offer. The competitive nature of the investment management industry has led to a trend toward lower fees in certain segments of the investment management market. Although our AUM-average weighted average fee rate increased from 2013 through the third quarter of 2017 as we repositioned our business to focus on higher-fee asset classes, we anticipate that the average fee rate is likely to decline as our solutions platform (which has a lower fee rate than other products) continues to grow. Our ability to sustain fee levels depends on future growth in specific asset classes and distribution channels. These factors, as well as regulatory changes, could further inhibit our ability to sustain fees for certain products. A reduction in the fees charged by us could reduce our revenues and net income.

        Our fees vary by asset class and produce different revenues per dollar of AUM based on factors such as the type of assets being managed, the applicable strategy, the type of client and the client fee schedule. Institutional clients may have significant negotiating leverage in establishing the terms of an advisory relationship, particularly with respect to the level of fees paid, and the competitive pressure to attract and retain institutional clients may impact the level of fee income earned by us. We may decline to manage assets from potential clients who demand lower fees even though such assets would increase our revenue and AUM in the short term.

As an investment management firm, we are subject to extensive regulation.

        Investment management firms are subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the 1940 Act and the Advisers Act, by the U.S. Department of Labor, or the DOL, under ERISA, by the Commodity Futures Trading Commission, or the CFTC, by the National Futures Association, or NFA, under the Commodity Exchange Act, and by the Financial Industry Regulatory Authority, Inc., or FINRA. The U.S. mutual funds and ETFs we manage are registered with and regulated by the SEC as investment companies under the 1940 Act. The Advisers Act imposes numerous obligations on investment advisers, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered funds, which must be adhered to by their investment advisers. We have also expanded our distribution effort into non-U.S. markets through partnered distribution efforts and product offerings, including Europe, Japan, Singapore and Hong Kong. In the future, we may further expand our business outside of the United States in such a way or to such an extent that we may be required to register with additional foreign regulatory agencies or otherwise comply with additional non-U.S. laws and regulations that do not currently apply to us and with respect to which we do not have compliance experience. Our lack of experience in complying with any such non-U.S. laws and regulations may increase our risk of being subject to regulatory actions and becoming party to litigation in such non-U.S. jurisdictions, which could be more expensive. Moreover, being subject to regulation in multiple jurisdictions may increase the cost, complexity and time required for engaging in transactions that require regulatory approval.

        Accordingly, we face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined, lose our licenses or be prohibited or limited from engaging in some of our business activities or corporate transactions. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through net capital, client protection and market conduct requirements.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may materially adversely affect our business.

        We operate in a legislative and regulatory environment that is subject to continual change, the nature of which we cannot predict. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. For example, the DOL's fiduciary rule and related exemptions began a phased implementation with the fiduciary rule becoming applicable on June 9, 2017 and certain related exemptions becoming applicable July 1, 2019. These rules substantially expand the definition of "investment advice" and thereby broaden the circumstances under which product distributors could be considered fiduciaries under ERISA or the Internal Revenue Code. Under the fiduciary rule, certain communications with plans, plan participants and individual retirement account, or IRA, holders, including the marketing of products, and marketing of investment management or advisory services, could be deemed fiduciary investment advice, causing increased exposure to fiduciary liability if the distributor does not recommend what is in the client's best interests. The DOL also issued amendments to certain of its prohibited transaction exemptions, and issued a new exemption that applies more onerous disclosure and contract requirements to, and increases fiduciary requirements and fiduciary liability exposure in respect of, transactions involving ERISA plans, plan participants and IRAs. To the extent that the fiduciary rule and exemptions lead to changes in financial intermediary and retirement plan investment preferences, and increased pressure on product fees and expenses, such changes could have a material adverse effect on our financial performance and operations.

        The requirements imposed by our regulators (including both U.S. and non-U.S. regulators) are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities and/or increase our costs, including through client protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. There have been a number of highly publicized regulatory inquiries that have focused on the investment management industry. These inquiries already have resulted in increased scrutiny of the industry and new rules and regulations for mutual funds and investment managers. This regulatory scrutiny may limit our ability to engage in certain activities that might be beneficial to our stockholders.

        We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations, as well as by courts. It is impossible to determine the extent of the impact of any new U.S. or non-U.S. laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive and affect the manner in which we conduct business. See "Regulatory Environment and Compliance."

The investment management industry is intensely competitive.

        The investment management industry is intensely competitive, with competition based on a variety of factors, including investment performance, fees, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase our competitive risks:

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  a number of our competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than we do;

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  potential competitors have a relatively low cost of entering the investment management industry;

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  certain investors may prefer to invest with an investment manager that is not publicly traded based on the perception that a publicly traded asset manager may focus on the manager's own growth to the detriment of investment performance for clients;

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  other industry participants, hedge funds and alternative asset managers may seek to recruit our investment professionals; and

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  certain competitors charge lower fees for their investment management services than we do.

        Additionally, intermediaries through which we distribute our funds may also sell their own proprietary funds and investment products, which could limit the distribution of our strategies. If we are unable to compete effectively, our earnings could be reduced and our business could be materially adversely affected.

Risks Relating to this Offering and Owning Our Class A Common Stock

An active trading market for our Class A common stock may not develop and the market price for our Class A common stock may decline below the initial public offering price.

        Prior to this offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could adversely impact your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price for our Class A common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market upon the completion of this offering. Consequently, you may be unable to sell your shares of our Class A common stock at prices equal to or greater than the price you paid for them.

The market price of our Class A common stock is likely to be volatile and could decline following this offering, resulting in a substantial loss of your investment.

        The stock market in general has been highly volatile. As a result, the market price and trading volume for our Class A common stock may also be highly volatile, and investors in our Class A common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our Class A common stock to fluctuate significantly include:

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  our operating and financial performance and prospects and the performance of other similar companies;

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  our quarterly or annual earnings or those of other companies in our industry;

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  conditions that impact demand for our products and services;

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  the public's reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;

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  changes in earnings estimates or recommendations by securities or research analysts who track our Class A common stock;

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  market and industry perception of our level of success in pursuing our growth strategy;

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  strategic actions by us or our competitors, such as acquisitions or restructurings;

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  changes in government and other regulations;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  departure of key personnel;

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  the number of shares to be publicly traded after this offering;

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  investor scrutiny of our dual-class structure, including new rules adopted by certain index providers, such as S&P Dow Jones and FTSE Russell, that limit or preclude inclusion of companies with multiple-class capital structure in certain indices;

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  sales of common stock by us, our investors or members of our management team; and

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  changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failures, cyber-attacks, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

        Any of these factors may result in large and sudden changes in the trading volume and market price of our Class A common stock and may prevent you from being able to sell your shares at or above the price you paid for them.

        Following periods of volatility in the market price of a company's securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management's attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, which will limit or preclude your ability to influence corporate matters.

        Our Class B common stock will have ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, will have one vote per share. Following this offering, our directors, executive officers and holders of more than 5% of our common stock, and their respective affiliates, will hold in the aggregate 96.2% of the total voting power of our outstanding common stock and the unvested restricted stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval. Our Class B common stock will be converted into shares of Class A common stock, which conversion will occur automatically, in the case of each share of Class B common stock, upon transfers (subject to limited exceptions, such as certain transfers effected for estate planning purposes), a termination of employment by an employee stockholder or upon the date the number of shares of Class B common stock then outstanding (including unvested restricted shares) is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding (including unvested restricted shares). We may issue additional shares of our Class B common stock in the future, including in connection with acquisitions or equity grants to employees. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

        The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term, including the holders of newly issued shares of Class B common stock and the holders of Class B common stock subject to the Employee Shareholders' Agreement, whose shares will be voted by the Employee Shareholders Committee. See "Certain Relationships and Related-Party Transactions—Employee Shareholders' Agreement."

Crestview GP controls us and its interests may conflict with ours or yours in the future.

        Immediately following this offering of Class A common stock, Crestview GP will not hold any of our Class A common stock, but will beneficially own 52.8% of our common stock through its beneficial ownership of our Class B common stock and 60% of the total voting power of our outstanding common stock and unvested restricted stock. As a result, Crestview GP will have the ability to elect a majority of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock (including the Class A common stock), the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions. Crestview GP will also be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change in control of us or a change in the composition of our board of directors and could preclude any acquisition of us. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. Further, the interests of Crestview GP may not in all cases be aligned with your interests.

        In addition, Crestview GP may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Crestview GP could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Crestview GP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of Crestview GP or Reverence Capital or any of their respective affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Crestview GP or Reverence Capital also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us, which could have an adverse effect on our growth prospects.

Future sales of shares by stockholders could cause our stock price to decline.

        Sales of substantial amounts of our Class A common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline. After this offering, 11,700,000 shares of our Class A common stock and 55,118,673 shares of our Class B common stock, which are convertible, at the option of the holder, into an equal number of shares of Class A common stock, will be outstanding. Of these shares, all of the shares of Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The 55,118,673 shares of our Class B common stock held by Crestview GP, Reverence Capital, our directors and officers and other existing stockholders, will be "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Subject to the lock-up agreements described below, restricted shares held by non-affiliates that have been owned for more than six months may be sold without regard to the provisions of Rule 144 (other than the current information requirement).

        We, our executive officers, directors, institutional shareholders and substantially all of our other existing security holders have agreed to a "lock-up," meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters, for 180 days after the date of this prospectus. See "Underwriting." In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our Class A common stock could decline if the holders of shares sell them or are perceived by the market as intending to sell them. In addition, holders of approximately 46,214,268 shares, or 83.8%, of our Class B common stock will have registration rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements. See "Shares Eligible for Future Sale."

        In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition or employee arrangement, or in certain other circumstances. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our Class A common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of us by securities or industry analysts, the trading price for our shares could be negatively impacted. In the event we obtain securities or industry analyst coverage and if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are an "emerging growth company," and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation (including Chief Executive Officer pay ratio disclosure) in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

        We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues are at least $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other things, the market value of our common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt securities during the preceding three-year period.

        We cannot predict whether investors will find our Class A common stock less attractive if we choose to rely on one or more of the exemptions described above. If investors find our Class A common stock less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

        We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of NASDAQ and the Sarbanes-Oxley Act, which will impose significant compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight, which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems, and we may need to, in the future, hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

  •
  prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and the NASDAQ rules;

  •
  define and expand the roles and the duties of our board of directors and its committees;

  •
  institute more comprehensive compliance, investor relations and internal audit functions; and

  •
  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with rules and regulations of the SEC and the PCAOB.

        In particular, upon the completion of this offering, the Sarbanes-Oxley Act will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act unless we choose to utilize the exemption from such attestation requirement available to "emerging growth companies." As described in the previous risk factor, we expect to qualify as an emerging growth company upon the completion of this offering and could potentially qualify as an emerging growth company until December 30, 2023. In addition, upon the completion of this offering, we will be required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our Class A common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We have broad discretion to use the proceeds from the offering and our investment of those proceeds may not yield favorable returns.

        We currently intend to use the net proceeds from this offering for the repayment of debt. Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these proceeds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our Class A common stock to decline.

We do not currently intend to pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

        We have no current plans to declare and pay any cash dividends. We currently intend to retain all our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your Class A common stock in the near term and the success of an investment in our Class A common stock will depend upon any future appreciation in its value. There is no guarantee that our Class A common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future offerings of debt or equity securities may rank senior to our Class A common stock and may result in dilution of your investment.

        If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. We may also issue preferred equity, which will have superior rights relative to our common stock, including with respect to voting and liquidation.

        Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our Class A common stock at a lower price than the initial public offering price.

        Because our decision to issue debt, preferred or other equity or equity-linked securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock will bear the risk of our future offerings reducing the market price of our Class A common stock and diluting the value of their shareholdings in us.

Purchasing our Class A common stock through this offering will result in an immediate and substantial dilution of your investment.

        The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. See "Dilution."

We will be a "controlled company" within the meaning of the rules of NASDAQ, and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Upon the completion of this offering, Crestview GP will continue to control a majority of the voting power of our common stock. As a result, we will be a "controlled company" under NASDAQ's corporate governance listing standards. As a controlled company, we are exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our board of directors consist of independent directors, as defined under the rules of NASDAQ;

  •
  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        We intend to take advantage of these exemptions following the completion of this offering for so long as Crestview GP holds a majority of our voting power. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ's corporate governance requirements, which could make our stock less attractive to investors or otherwise harm our stock price.

Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

        Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. Among other things, these provisions:

  •
  permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

  •
  authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

  •
  provide that our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

  •
  provide for a dual-class common stock structure pursuant to which holders of our Class B common stock will have ten votes per share compared to the one vote per share of our Class A common stock and thereby will have the ability to control the outcome of matters requiring stockholder approval;

  •
  establish a classified board of directors with three classes of directors and the removal of directors only for cause;

  •
  require that actions to be taken by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent, once Crestview GP owns 50% or less of the voting power of our outstanding capital stock;

  •
  establish certain limitations on convening special stockholder meetings; and

  •
  restrict business combinations with interested stockholders.

        These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Anti-takeover provisions could depress the price of our Class A common stock by acting to delay or prevent a change in control of us.

        For information regarding these and other provisions, see "Description of Capital Stock."

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

        Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance that these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

  •
  reductions in AUM based on investment performance, client withdrawals, difficult market conditions and other factors;

  •
  the nature of our contracts and investment advisory agreements;

  •
  our ability to maintain historical returns and sustain our historical growth;

  •
  our dependence on third parties to market our strategies and provide products or services for the operation of our business;

  •
  our ability to retain key investment professionals or members of our senior management team;

  •
  our reliance on the technology systems supporting our operations;

  •
  our ability to successfully acquire and integrate new companies;

  •
  the concentration of our investments in long-only small- and mid-cap equity and U.S. clients;

  •
  risks and uncertainties associated with non-U.S. investments;

  •
  our efforts to establish and develop new teams and strategies;

  •
  the ability of our investment teams to identify appropriate investment opportunities;

  •
  our ability to limit employee misconduct;

  •
  our ability to meet the guidelines set by our clients;

  •
  our exposure to potential litigation (including administrative or tax proceedings) or regulatory actions;

  •
  our ability to implement effective information and cyber security policies, procedures and capabilities;

  •
  our substantial indebtedness;

  •
  the potential impairment of our goodwill and intangible assets;

  •
  disruption to the operations of third parties whose functions are integral to our ETF platform;

  •
  our determination that we are not required to register as an "investment company" under the 1940 Act;

  •
  the fluctuation of our expenses;

  •
  our ability to respond to recent trends in the investment management industry;

  •
  the level of regulation on investment management firms and our ability to respond to regulatory developments;

  •
  the competitiveness of the investment management industry;

  •
  the dual class structure of our common stock;

  •
  the level of control over us retained by Crestview GP;

  •
  our status as an emerging growth company and a controlled company; and

  •
  other risks and factors listed under "Risk Factors" and elsewhere in this prospectus.

        In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the Class A common stock that we are offering will be approximately $137.5 million after deducting estimated underwriting discounts and offering expenses. If the underwriters' option in this offering is exercised in full, we estimate that our net proceeds will be approximately $158.9 million.

        We intend to use the net proceeds of this offering, together with cash on hand, to repay a portion of the outstanding loans under our existing senior credit agreement. We intend to refinance the remaining portion of those outstanding loans with proceeds from the Proposed Debt Refinancing. If the underwriters exercise their option to purchase additional shares, we intend to use those net proceeds for general corporate purposes, which may include the repayment of debt. As of September 30, 2017, we had $517.7 million aggregate principal amount of outstanding term loans under our existing senior credit agreement. We incurred $125.0 million of this debt in February 2017 to pay a special dividend to our stockholders. These term loans mature on October 31, 2021 and, as of September 30, 2017, bore interest at a rate equal to 6.58% per annum. This offering is not conditioned on the closing of the new senior credit agreement or the repayment of the existing senior credit agreement. If we do not enter into the new senior credit agreement, the existing senior credit agreement will remain in place.

        Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed U.S. government obligations.

 DIVIDEND POLICY

        We paid aggregate special dividends of $50.0 million on May 8, 2015, $9.8 million on November 13, 2015, $119.8 million on February 9, 2017 and $12.6 million on December 5, 2017 to holders of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements" for detail on unpaid amounts with respect to these dividends as of September 30, 2017.

        We do not currently intend to pay cash dividends on our common stock. Any future determinations relating to our dividend policies is limited by the terms of our indebtedness and will be made at the discretion of our board of directors, which will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to reflect (i) the issuance and sale by us of 11,700,000 shares of our Class A common stock in this offering, (ii) the application of the estimated net proceeds from our sale of these shares at the initial public offering price of $13.00 per share after deducting estimated underwriting discounts and offering expenses as discussed in "Use of Proceeds" and (iii) the Proposed Debt Refinancing (including related issuance costs).

        The pro forma as adjusted information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2017
(in thousands except share data)	Actual	Pro Forma
Cash and cash equivalents(1)	$11,535	$4,759

Debt
Existing senior credit facility(1)(2)	500,018	—
New senior credit facility(3)	—	363,489

Total debt	500,018	363,489
Equity
Preferred stock, $0.01 par value: no shares authorized, issued and outstanding, actual; 10,000,000 authorized, no shares issued and outstanding, pro forma	—	—
Common stock, $0.01 par value per share: 78,837,300 shares authorized, 57,172,284 shares issued and 55,119,361 shares outstanding, actual; no shares authorized, issued and outstanding, pro forma(4)	551	—
Class A common stock, $0.01 par value; no shares authorized, issued and outstanding, actual; 400,000,000 shares authorized, 11,700,000 shares issued and outstanding, pro forma(4)	—	117
Class B common stock, $0.01 par value per share: no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, 57,172,284 shares issued and 55,119,361 shares outstanding, pro forma(4)	—	551
Additional paid-in capital	433,227	570,584
Treasury stock, at cost: 2,052,923 shares	(20,749)	(20,749)
Accumulated other comprehensive loss	(97)	(97)
Retained deficit	(181,055)	(198,525)

Total stockholders' equity	231,877	351,881

Total capitalization	$731,895	$715,370

(1)
During the fourth quarter of 2017, we repaid $18.0 million outstanding on the term loan, resulting in a decline in the gross amount of principal outstanding from $517.7 million to $499.7 million, and increased our cash balances to $12.9 million as of December 31, 2017. Including fourth quarter cash flow activity and our repayment of debt, ending pro forma cash and cash equivalents would increase by $1.4 million to $6.2 million and pro forma debt would decrease by $18.0 million to $345.5 million.

(2)
Shown net of unamortized loan discount and debt issuance costs in the amount of $17.7 million. The gross amount of the principal outstanding under the term loans under our existing senior credit agreement was $517.7 million as of September 30, 2017.

(3)
Shown net of any loan discount and debt issuance costs to be incurred in connection with the new senior credit agreement. Reflects our current expectations with respect to $360.0 million to initially be incurred under the new senior credit agreement. If we do not enter into the new senior credit agreement, the existing senior credit agreement will remain in place.

(4)
The information regarding our common stock takes into account a 175.194-for-1 split of our common stock that our board of directors and stockholders approved on February 1, 2018 and the pro forma information regarding our common stock also takes into account the filing of our amended and restated certificate of incorporation that will occur immediately prior to the closing of this offering.

 DILUTION

        If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value price per share of our Class A common stock immediately after this offering. Our net tangible book deficit as of September 30, 2017 was $466 million, or $8.45 per share of common stock. Net tangible book deficit per share is determined by dividing our total tangible assets less total liabilities by the total number of shares of common stock outstanding as of September 30, 2017.

        After giving effect to the sale by us of shares of Class A common stock in this offering, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book deficit as of September 30, 2017 would have been approximately $345.9 million, or approximately $5.18 per share. This amount represents an immediate decrease in pro forma net tangible book deficit of $2.05 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $18.18 per share to new investors purchasing shares of Class A common stock in this offering at the assumed initial public offering price.

        The following table illustrates this per share dilution:

Initial public offering price per share		$13.00
Pro forma net tangible book value deficit per share as of September 30, 2017	$(7.23)
Decrease in pro forma net tangible book deficit per share attributable to new investors in this offering	$2.05
Pro forma net tangible book value deficit per share after this offering		$(5.18)

Dilution per share to new investors		$(18.18)

        If the underwriters exercise their option in full to purchase 1,755,000 additional shares of Class A common stock from us in this offering, the pro forma net tangible book deficit per share after the offering would be $4.73 per share, the decrease in the pro forma net tangible book deficit per share to existing stockholders would be $2.32 per share and the dilution to new investors purchasing Class A common stock in this offering would be $17.73 per share.

        The following table sets forth as of September 30, 2017, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid by or received from existing stockholders and the weighted-average price per share paid by existing stockholders and by investors purchasing shares of our Class A common stock in this offering at the initial public offering price of $13.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Number	Percent
Existing stockholders	54,843,968	82%	$398,160,269	72%	$7.26
New investors	11,700,000	18	152,100,000	28	13.00

Total	66,543,968	100.0	$550,260,269	100.0	$8.27

        The number of shares of common stock reflected in the discussion and tables above is based on no shares of our Class A common stock and 55,106,759 shares of our Class B common stock outstanding as of September 30, 2017 and excludes as of such date the following potentially dilutive securities:

  •
  9,078,718 shares of our Class B common stock issuable upon the exercise of options outstanding under the 2013 Plan, at a weighted-average exercise price of $5.71 per share;

  •
  2,971,794 unvested restricted shares of our Class B common stock granted under the 2013 Plan; and

  •
  3,722,872 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

  •
  3,372,484 shares of our Class A common stock and Class B common stock reserved for future issuance of the 2018 Plan; and

  •
  350,388 shares of our Class A common stock reserved for future issuance under the 2018 ESPP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2017 and the year ended December 31, 2016 present our combined results of operations giving effect to (i) the RS Acquisition on July 29, 2016 as if the transaction had occurred as of January 1, 2016 and (ii) the completion of this offering, including the application of the estimated net proceeds, the 2017 Debt Recapitalization, the December 2017 Dividend and the Proposed Debt Refinancing as if each had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of September 30, 2017 gives pro forma effect to the transactions described above as if they had occurred as of September 30, 2017. For more information on the RS Acquisition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History." For more information on the 2017 Debt Recapitalization and December 2017 Dividend, see "Prospectus Summary—Unaudited Pro Forma Balance Sheet Data and Basic and Diluted Earnings Per Share," and for more information on the Proposed Debt Refinancing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proposed Debt Refinancing."

        The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial information. The pro forma adjustments described in the accompanying notes have been made based on available information and upon assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma condensed combined financial information also does not consider any potential impact of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

        Certain reclassifications have been made to the historical consolidated financial statements of RS Investments to conform to the presentation of our consolidated financial statements.

($ in thousands, except per share amounts)	Victory Capital Holdings, Inc. for the year ended December 31, 2016 (as reported)	RS Investment Management Co., LLC for the period ended July 29, 2016 (historical)	Pro Forma Adjustments for RS Acquisition		Pro Forma Adjustments for the Offering and 2017 Debt Recapitalization		Pro Forma Adjustments for the Proposed Debt Refinancing		Victory Capital Holdings, Inc. for the year ended December 31, 2016 (Pro Forma)
Revenue
Investment management fees	$248,482	$65,281	$—	(1)	—		—		$313,763
Fund administration and distribution fees	49,401	17,889	—		—		—		67,290

Total revenue	297,883	83,170	—		—		—		381,053

Expenses
Personnel compensation and benefits	$122,615	$62,637	$(24,698)	(2)	—		—		$160,554
Distribution and other asset-based expenses	77,497	28,710	—	(1)	—		—		106,207
General and administrative	26,628	11,755	—		—		—		38,383
Depreciation and amortization	30,405	30,893	1,703	(3)	—		—		63,001
Change in value of consideration payable for acquisition of business	(378)	—	—		—		—		(378)
Acquisition-related costs	6,619	3,266	(9,685)	(4)	—		—		200
Restructuring and integration costs	10,012	—	—	(5)	—		—		10,012

Total operating expenses	273,398	137,261	(32,680)		—		—		377,979

Income/(loss) from operations	24,485	(54,091)	32,680		—		—		3,074
Other income (expense)
Interest income and other income	$1,086	$7,007	$—		—		—		$8,093
Interest expense and other financing costs	(34,642)	(120)	(9,407)	(6)	927	(8)	23,895	(8)	(19,347)

Total other income (expense), net	(33,556)	6,887	(9,407)		927		23,895		(11,254)

Income/(loss) before income taxes	(9,071)	(47,204)	23,273		927		23,895		(8,180)
Income tax benefit/(expense)	3,000	(25)	7,900	(7)	(307)	(9)	(7,862)	(9)	2,706

Net income/(loss)	$(6,071)	$(47,229)	$31,173		$620		$16,033		$(5,474)

Pro forma net income per share data(10):
Earnings per share—basic									$(0.09)
Earnings per share—diluted									$(0.09)
Weighted average shares outstanding—basic									61,717,212
Weighted average shares outstanding—diluted									61,717,212

($ in thousands, except per share amounts)	Victory Capital Holdings, Inc. for the nine months ended September 30, 2017 (as reported)	Pro Forma Adjustments for the Offering and 2017 Debt Recapitalization		Pro Forma Adjustments for the Proposed Debt Refinancing		Victory Capital Holdings, Inc. for the nine months ended September 30, 2017 (Pro Forma)
Revenue
Investment management fees	$254,605	—		—		$254,605
Fund administration and distribution fees	49,378	—		—		49,378

Total revenue	303,983	—		—		303,983

Expenses
Personnel compensation and benefits	$106,772	—		—		$106,772
Distribution and other asset-based expenses	78,226	—		—		78,226
General and administrative	26,049	—		—		26,049
Depreciation and amortization	23,340	—		—		23,340
Change in value of consideration payable for acquisition of business	(25)	—		—		(25)
Acquisition-related costs	1,435	—		—		1,435
Restructuring and integration costs	4,944	—		—		4,944

Total operating expenses	240,741	—		—		240,741

Income/(loss) from operations	63,242	—		—		63,242
Other income (expense)
Interest income and other income	$(816)	—		—		$(816)
Interest expense and other financing costs	(38,489)	7,950	(8)	15,608	(8)	(14,931)

Total other income (expense), net	(39,305)	7,950		15,608		(15,747)

Income/(loss) before income taxes	23,937	7,950		15,608		47,495
Income tax benefit/(expense)	(9,320)	(3,096)	(9)	(6,077)	(9)	(18,493)

Net income/(loss)	$14,617	$4,854		$9,531		$29,002

Pro forma net income per share data(10):
Earnings per share—basic						$0.44
Earnings per share—diluted						$0.41
Weighted average shares outstanding—basic						66,567,257
Weighted average shares outstanding—diluted						71,217,606

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1)
The unaudited condensed combined pro forma statement of operations does not reflect an adjustment for a change in classification of RS Investments mutual fund expense reimbursements. For the period from January 1, 2016 through July 29, 2016, mutual fund expense reimbursements of $4.3 million were recorded as a reduction in Investment management fees under the terms of the agreements in place at that time. New mutual fund servivce contracts were entered into upon closing the RS Acquisition, and under such terms, mutual fund expense reimbursements for the period from July 30, 2016 through December 31, 2016 of $3.0 million were recorded as Distribution and other asset based fee expenses.

(2)
In connection with the RS Acquisition, certain RS Investments employees received retention bonuses of $7.6 million that were payable upon the closing of the RS Acquisition. In addition, RS Investments recognized incremental compensation expense in 2016 of $17.1 million due to the automatic vesting of certain equity compensation awards under change of control provisions. These amounts have been eliminated from the pro forma statement of operations because they do not have a continuing impact.

(3)
This adjustment reflects incremental amortization of identifiable definite-lived intangible assets related to the RS Acquisition as if the transaction occurred on January 1, 2016.

(4)
This adjustment represents the elimination of non-recurring transaction costs incurred by us in the amount of $6.4 million and RS Investments in the amount of $3.3 million in 2016 directly related to the RS Acquisition, including legal and filing fees, advisory services and mutual fund proxy voting costs.

(5)
The unaudited condensed combined pro forma statement of operations does not reflect the realization of expected cost savings and other synergies from the RS Acquisition, including synergies that may be realized as a result of integrating investment platforms, products and personnel into existing systems, processes and service provider arrangements and business restructuring. We currently estimate that synergies and planned restructuring activities will result in annual combined cost savings of approximately $50 million, which are not reflected in the unaudited condensed combined pro forma statement of operations. Although we believe such costs savings and other synergies will be realized (and a substantial portion has already been realized), there can be no assurance that these cost savings or any other synergies will be achieved in full. In addition, the unaudited condensed combined pro forma financial information does not reflect an adjustment for certain non-recurring restructuring and integration costs, which are included in the consolidated statement of operations for the Company related to actions taken by the Company in 2016.

(6)
This adjustment reflects incremental interest expense on $135 million of additional debt incurred by us to finance the RS Acquisition as if the transaction occurred on January 1, 2016 and assumes an interest rate of 8.5%, which was the interest rate in effect on our debt at the time of the RS Acquisition.

(7)
Because RS Investments was a partnership for federal and state income tax purposes, no tax provision was included in RS Investments' stand-alone financial statements for the period prior to the RS Acquisition. This adjustment increases the income tax benefit on the pro forma condensed combined statement of operations to the amount that would have resulted from applying the Company's effective income tax rate of 33.0% to the adjusted combined pro forma results and does not reflect any impact from recently enacted tax reform. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

(8)
The pro forma interest expense adjustment of $0.9 million and $8.0 million for the year ended December 31, 2016 and nine months ended September 30, 2017, respectively, related to this offering and the 2017 Debt Recapitalization comprises $10.9 million and $0.5 million of interest expense, respectively, from the $135 million debt incurred in the 2017 Debt Recapitalization at an interest rate of 8.5%, net of $11.8 million and $8.5 million, respectively, in interest savings from the $139.8 million pay down of debt using the proceeds of this offering at an assumed interest rate of 8.5%.

The Proposed Debt Refinancing interest adjustment of $23.9 million and $15.6 million for the year ended December 31, 2016 and nine months ended September 30, 2017, respectively, reflects lower interest expense due to the expected decrease in interest rate and debt balance for this transaction. The pro forma interest expense and other financing costs of $19.3 million and $14.9 million after the Proposed Debt Refinancing for the year ended December 31, 2016 and nine months ended September 30, 2017, respectively, assumes $360.0 million in outstanding debt and an interest rate of 4.32% and includes debt discount and debt issuance cost amortization expense of $2.1 million and $1.6 million, respectively. The assumed interest rate is based on management's current expectations for the terms of the new senior credit agreement. Each 0.125% change in the assumed interest rate for such indebtedness would increase or decrease pro forma interest expense by approximately $0.4 million and $0.3 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. As of September 30, 2017, the term loans under our existing senior credit agreement bore interest at a rate equal to 6.58% per annum.

(9)
Represents the amount of income tax provision/benefit on the total adjustments to pre-tax income/(loss) at the Company's effective tax rate of 33.0% and 38.9% for the year ended December 31, 2016 and nine months ended September 30, 2017, respectively, and does not reflect any impact from recently enacted tax reform. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

(10)
Pro forma basic net income per share is computed by dividing net income available to common stockholders by the weighted-average shares of common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the weighted-average shares of common stock outstanding to give effect to potentially dilutive securities. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

(in thousands, except share and per share amounts)	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Pro forma basic net income/(loss) per share:
Numerator
Net Income/(Loss)	$29,002	$(5,474)
Denominator
Shares of Class A common stock sold in this offering	11,700,000	11,700,000
Weighted-average shares of Class B common stock outstanding—basic	54,867,257	50,017,712

Weighted-average shares of common stock outstanding—basic	66,567,257	61,717,712

Pro forma basic net income/(loss) per share	$0.44	$(0.09)

Pro forma diluted net income/(loss) per share:
Numerator
Net Income/(Loss)	$29,002	$(5,474)
Denominator
Weighted-average shares of common stock outstanding—basic	66,567,257	61,717,712
Weighted-average effect of dilutive securities:
Assumed exercise of outstanding options and vesting of restricted shares	4,650,349	—

Weighted-average shares of common stock outstanding-diluted	71,217,606	61,717,712

Pro forma diluted net income/(loss) per share	$0.41	$(0.09)

($ in thousands)	Victory Capital Holdings, Inc. as of September 30, 2017 (as reported)	Pro Forma Adjustments for the Offering and the 2017 December Dividend		Pro Forma Adjustments for the Proposed Debt Refinancing		Victory Capital Holdings, Inc. as of September 30, 2017 Pro Forma
ASSETS
Cash and cash equivalents	$11,535	$(2,276	)(1)	$(4,500	)(2)(4)	4,759 (2)
Receivables	59,964	—		—		59,964
Prepaid expenses	6,540	(2,637	)(1)	—		3,903
Investments	10,188	—		—		10,188
Property and equipment, net	7,802	—		—		7,802
Goodwill	284,108	—		—		284,108
Other intangible assets, net	413,676	—		—		413,676
Deferred tax asset, net	—	—		1,714	(3)	1,714
Other assets	5,697	—		(219)	(4)	5,478

Total assets	$799,510	$(4,913)		$(3,005)		$791,592

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses	$22,101	$(2,637	)(1)	$—		19,464
Accrued compensation and benefits	22,500	—		—		22,500
Dividend payable	—	12,622	(5)	—		12,622
Consideration payable for acquisition of business	9,985	—		—		9,985
Deferred tax liability, net	1,378	—		(1,378	)(3)	—
Other liabilities	11,651	—		—		11,651
Long-term debt		—		—		—
Principal amount	517,750	(139,750)	(1)	—		378,000
Less: unamortized discount and debt issuance costs	17,732	—		(3,221)	(2)(3)	14,511

Long-term debt, net	500,018	(139,750)		3,221		363,489

Total liabilities	567,633	(129,765)		1,843		439,711
Stockholders' equity:
Common stock	551	(551	)(7)	—		—
Class A common stock	—	117	(6)	—		117
Class B common stock	—	551	(7)	—		551
Additional paid-in capital	433,227	137,357	(8)	—		570,584
Treasury stock	(20,749)	—		—		(20,749)
Accumulated other comprehensive loss	(97)	—		—		(97)
Retained deficit	(181,055)	(12,622	)(5)	(4,848	)(9)	(198,525)

Total stockholders' equity	231,877	124,852		(4,848)		351,881

Total liabilities and stockholders' equity	$799,510	$(4,913)		$(3,005)		$791,592

See Note 2 to consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)
Reflects proceeds, net of underwriting discounts and offering expenses, of $137.5 million from this offering based on the issuance of 11,700,000 shares of Class A common stock and the initial public offering price of $13.00 per share with a corresponding increase to total stockholders' equity and the application of the net proceeds received by us in the offering as described under "Use of Proceeds." We are deferring $2.6 million in costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in prepaid expenses and accounts payable and accrued expense on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(2)
Gives effect to the assumed incurrence of $360.0 million of indebtedness pursuant to the Proposed Debt Refinancing, net of $1.7 million assumed debt discount and debt issuance costs. The principal balance as reported on September 30, 2017 does not include $18.0 million of principal payments made in the fourth quarter of 2017. These principal payments resulted in a decline in the gross amount of principal outstanding from $517.7 million to $499.7 million as of December 31, 2017. As of December 31, 2017, we increased our cash balances to $12.9 million. Including fourth quarter 2017 cash flow activity, ending pro forma cash and cash equivalents would increase by $1.4 million to $6.2 million. We assume that the Proposed Debt Refinancing will result in approximately 75% of the debt being treated as a modification and 25% as an extinguishment, with a writeoff of $5.0 million of unamortized debt discount and debt issuance costs. The writedown of unamortized debt discount and debt issuance costs is non-recurring in nature and, as such, has not been included as an adjustment in the unaudited pro forma consolidated statements of operations. An additional $2.5 million of third party costs associated with the Proposed Debt Financing are assumed to be immediately expensed as these costs relate to modified debt and are included in adjustment (9).

(in thousands)	Pro Forma
Writedown of debt discount and debt issuance costs	$(4,958)
Debt discount and debt issuance costs on Proposed Debt Refinancing	1,737

Net change in unamortized debt discount and debt issuance costs	$(3,221)

(3)
Reflects the income tax impact from the $5.0 million writedown of unamortized debt discount and debt issuance costs, $2.5 million in third party costs associated with the Proposed Debt Financing in note (2) and $0.5 million writedown of unamortized revolving credit costs in note (4) as an increase to net deferred tax assets at the effective tax rate of 38.9% for the nine months ended September 30, 2017 and does not reflect any impact from recently enacted tax reform. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

(4)
Gives effect to the writedown of $0.5 million of unamortized revolving credit costs and incurrence of $0.3 million in new revolving credit commitment costs under the Proposed Debt Refinancing. The writedown of unamortized revolving credit costs is non-recurring in nature and, as such, has not been included as an adjustment in the unaudited pro forma consolidated statements of operations. The $0.5 million writedown represents 100% of total unamortized revolving credit costs just prior to the Proposed Debt Refinancing.

(in thousands)	Pro Forma
Writeoff of revolving credit costs	$(469)
Revolving credit costs on Proposed Debt Refinancing	250

Net change in other assets	$(219)

(5)
Reflects the accrual of the $12.6 million dividend paid on December 5, 2017.

(6)
Reflects the $.01 par value of 11,700,000 shares of Class A common stock outstanding immediately after this offering.

(7)
In connection with this offering, we will designate the current outstanding shares of our common stock as Class B common stock at a one to one ratio.

(8)
The computation of the change in pro forma additional paid-in capital is below:

(in thousands)	Pro Forma	Note
Proceeds from offering	$152,100	(1)
Underwriting costs	$(9,126)	(1)
Offering expenses	(5,500)	(1)
Par value of Class A common stock	(117)	(6)

Additional paid in capital	$137,357

(9)
The computation of the change in pro forma retained deficit is below:

(in thousands)	Pro Forma	Note
Writedown of unamortized debt discount and debt issuance costs, net of tax	$(3,028)	(2)
Writedown of unamortized revolving credit costs, net of tax	(286)	(4)
Expenses related to Proposed Debt Refinancing, net of tax	(1,534)	(2)

Change in retained deficit related to Proposed Debt Refinancing	$(4,848)

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our historical consolidated financial data as of and for the periods indicated. The selected consolidated financial data for the years ended, and as of, December 31, 2016 and 2015 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results.

        The selected consolidated financial data for the nine months ended September 30, 2017 and 2016 and as of September 30, 2017 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated balance sheet data as of September 30, 2017 and unaudited statements of operations data for the nine months ended September 30, 2017 and 2016 have been prepared on substantially the same basis as our consolidated financial statements that were audited in accordance with GAAP and include all adjustments we consider necessary for a fair statement of our consolidated statements of operations and balance sheets for the periods and as of the dates presented therein. Our results for the nine months ended September 30, 2017 are not necessarily indicative of our results for a full year.

        The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands, except per share data as noted)	2017(1)	2016(1)	2016	2015
Statement of Operations Data:
Investment management fees	$254,605	$166,452	$248,482	201,553
Fund administration and distribution fees	49,378	33,352	49,401	39,210

Total revenue	303,983	199,804	297,883	240,763

Income/(loss) from operations	$63,242	$17,915	$24,485	$33,220
Interest expense / (income)	39,305	22,887	33,556	25,998
Income/(loss) before income taxes	23,937	(4,972)	(9,071)	7,222
Net income/(loss)	14,617	(3,383)	(6,071)	3,800
GAAP operating margin	20.8%	9.0%	8.2%	13.8%
Basic earnings per share	$0.27	$(0.07)	$(0.12)	$0.08
Diluted earnings per share	$0.25	$(0.07)	$(0.12)	$0.08

	As of September 30,	Years Ended December 31,
($ in thousands)	2017(1)	2016	2015
Balance Sheet Data:
Total assets	$799,510	$850,951	$620,389
Total debt(2)	500,018	418,528	311,898
Total liabilities	567,633	519,953	370,960
Total equity	231,877	330,998	249,429

(1)
Unaudited.

(2)
Shown net of unamortized loan discount and debt issuance costs in the amount of $17.7 million. The gross amount of the principal outstanding under the term loans under our existing senior credit agreement is $517.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the date of this prospectus.

Overview

        We are an independent investment management firm operating a next generation, integrated multi-boutique model with $59.0 billion in AUM as of September 30, 2017. Our differentiated model features a scalable operating platform that provides centralized distribution, marketing and operations infrastructure to our select group of Franchises. Our earnings are primarily driven by asset-based fees charged for services related to the investment strategies we deliver and consist of investment management, fund administration and distribution fees.

        We sell our products through our centralized distribution model with 100 professionals across both our institutional and retail distribution channels and marketing organization. We distribute our products through broker-dealers, retirement platforms and RIA networks. Our institutional sales team focuses on cultivating relationships with institutional consultants, who account for the majority of the institutional market, as well as mutual fund complexes seeking sub-advisers. Our retail sales team offers intermediary and retirement platform clients mutual funds and ETFs as well as SMAs through wrap fee programs and access to our investment models through UMAs.

        We have grown our AUM from $17.9 billion following the management-led buyout with Crestview GP from KeyCorp in August 2013 to $59.0 billion at September 30, 2017. We attribute this growth to our success in sourcing and executing acquisitions, generating strong investment returns, and developing retail and institutional distribution channels with deep penetration.

Company History

        On August 1, 2013, our management team along with Crestview GP purchased all of the outstanding stock of VCM and VCA from KeyCorp. Following the acquisition, taking into account post-closing outflows, Victory had $17.9 billion in AUM, consisting of $13.7 billion in U.S. equities, $1.3 billion in international and global equities and $2.9 billion in fixed income. The investment teams consisted of the Sycamore, Expedition, NewBridge Asset Management, or NewBridge, and Diversified Franchises and included short government and investment grade convertible capabilities, which are currently part of the INCORE Capital Management, or INCORE, Franchise.

        On October 31, 2014, we acquired Munder Capital. Munder Capital was an institutional investment management firm providing domestic and international equity, as well as fixed income investment solutions. The Munder Acquisition increased our AUM by $18.1 billion. The Munder Capital AUM consisted of $14.4 billion in U.S. equities, $0.7 billion in international and global equities and $3.0 billion in fixed income. The Munder, Integrity and Trivalent Franchises joined us as a result of the Munder Acquisition. In addition, Munder Capital had a core fixed income team that we combined with our short government and investment grade convertible teams to form the current INCORE Franchise. As a result of integrating the Munder Capital business onto our operating platform, we achieved approximately $23 million in annualized expense synergies.

        On April 30, 2015, we acquired the business of CEMP. CEMP provided rules-based investment products that combine fundamental criteria with a long-term volatility-weighted investment philosophy through a series of mutual funds and ETF offerings. With CEMP, we acquired $1.0 billion of rules-based AUM. The CEMP Acquisition also marked our entry into the ETF marketplace. For each year during the four-year period following the closing, the CEMP sellers are entitled to future payments in fixed amounts, with the fixed amounts increasing over the four-year period, and variable amounts in respect of investment management revenue attributable to the CEMP business. The first earn-out payments were made in 2016. See "—Contractual Obligations" and Note 3 of our audited financial statements included elsewhere in this prospectus.

        On July 29, 2016, we acquired RS Investments, an SEC-registered investment adviser, and RS Investments' wholly owned subsidiaries. RS Investments provided investment advisory and related services to institutional and retail clients. The RS Acquisition increased our AUM by $16.7 billion at closing. The RS Investments AUM at closing consisted of $10.4 billion in U.S. equities, $0.9 billion in international and global equities, $3.3 billion in fixed income and $2.1 billion in commodities. We added the RS Investments and Sophus Capital Franchises as a result of the acquisition. In addition, the INCORE Franchise began managing two of RS Investments' fixed income strategies that had been sub-advised by a third party prior to the RS Acquisition, and we acquired two significant sub-advising relationships. As a result of integrating the RS Investments business onto our operating platform, we achieved approximately $52 million in annualized net expense synergies as of September 30, 2017 ($5.6 million of which was not reflected in our earnings as of such date), and expect to achieve $53 million in total annualized net expense synergies by December 31, 2017.

Highlights for the Nine Months Ended September 30, 2017

        Business and financial highlights for the nine months ended September 30, 2017 included:

  •
  AUM was $59.0 billion at September 30, 2017 compared to $51.4 billion at September 30, 2016.

  •
  Our Franchises had strong investment performance, which is evidenced by 22 of our 54 mutual funds and ETFs associated with six different Franchises and our solutions platform rated four or five stars according to Morningstar's overall rating as of September 30, 2017, 62% of mutual fund AUM rated four or five stars by Morningstar's overall rating as of September 30, 2017 and 79% of strategies outperforming their benchmark for the trailing five-year time period as of September 30, 2017.

  •
  The industry recognized us for our achievements. We were ranked #1 for Institutional Brand Awareness among asset managers with between $25 billion and $50 billion in AUM in 2015 and #4 for Institutional Brand Awareness among asset managers with between $50 billion and $100 billion in 2016 by eVestment. For the third year in a row, we were ranked as one of the top 25 fund families by Barron's "The Best Fund Families of 2016."

  •
  We had strong growth in gross flows and saw negative net flows primarily due to the decision to exit the Diversified Equity Franchise and client reallocations due to strong investment performance. We generated $12.6 billion in gross flows and ($1.8) billion in negative net flows for the nine months ended September 30, 2017 compared to $9.8 billion and ($0.7) billion, respectively, for the nine months ended September 30, 2016.

  •
  We continued the integration of the RS Investments business onto our operating platform and we achieved approximately $52 million in net annualized expense synergies as of September 30, 2017 ($5.6 million of which was not reflected in our earnings as of such date), and we expect to achieve $53 million in total by December 31, 2017.

  •
  Total revenue for the nine months ended September 30, 2017 was $304.0 million compared to $199.8 million for the nine months ended September 30, 2016.

  •
  Net income was $14.6 million for the nine months ended September 30, 2017 compared to net (loss) of ($3.4) million for the nine months ended September 30, 2016.

  •
  Adjusted EBITDA was $109.0 million for the nine months ended September 30, 2017 compared to $66.0 million for the nine months ended September 30, 2016. See "—Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

  •
  Adjusted Net Income was $44.0 million for the nine months ended September 30, 2017 compared to $26.2 million for the nine months ended September 30, 2016. See "—Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted Net Income and a reconciliation of net income to Adjusted Net Income.

Highlights for 2016

        2016 business and financial highlights included:

  •
  AUM was $55.0 billion at December 31, 2016 compared to $33.1 billion at December 31, 2015.

  •
  The RS Acquisition added $16.7 billion of AUM along with two investment Franchises, two significant sub-advisory relationships and incremental distribution capabilities. By integrating the RS Investments business onto our operating platform, we achieved approximately $47 million in net annualized expense synergies as of December 31, 2016.

  •
  We had strong growth in gross flows and delivered positive net flows. We generated $16.0 billion in gross flows and $0.9 billion in positive net flows in 2016 compared to $7.8 billion and ($2.8) billion, respectively, in 2015.

  •
  Total revenue for the year ended December 31, 2016 was $297.9 million compared to $240.8 million in 2015.

  •
  Net income/(loss) was ($6.1) million in 2016 compared to net income of $3.8 million in 2015.

  •
  Adjusted EBITDA was $98.1 million in 2016 compared to $82.1 million in 2015. See "—Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

  •
  Adjusted Net Income was $39.0 million in 2016 compared to $34.3 million in 2015. See "—Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted Net Income and a reconciliation of net income to Adjusted Net Income.

Key Performance Indicators

        When we review our performance we focus on the indicators described below:

	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2017	2016	2016	2015
AUM at period end	$58,977	$51,356	$54,965	$33,111
Average AUM	56,979	38,334	42,311	35,278
Gross flows	12,558	9,813	16,037	7,792
Net flows (excluding Diversified)(1)	(1,146)	412	2,266	(889)
Total revenue	304.0	199.8	297.9	240.8
Revenue on average AUM	71 bps	70 bps	71 bps	68 bps
Net income/(loss)	$14.6	$(3.4)	$(6.1)	$3.8
Adjusted EBITDA(2)	$109.0	66.0	98.1	82.1
Adjusted EBITDA Margin(3)	35.9%	33.0%	32.9%	34.1%
Adjusted Net Income(2)	$44.0	$26.2	$39.0	$34.3
Tax benefit of goodwill and acquired intangibles(4)	14.6	12.6	16.8	14.8

(1)
Total net flows including Diversified were ($1,765) and ($746) for the nine months ended September 30, 2017 and 2016, respectively, and $875 and ($2,776) for the years ended December 31, 2016 and 2015, respectively. See "Business—Our Franchises—Munder Capital Management."

(2)
Our management uses Adjusted EBITDA and Adjusted Net Income to measure the operating profitability of the business. These measures eliminate the impact of one-time acquisition, restructuring and integration costs and demonstrate the ongoing operating earnings metrics of the business. These measures are explained in more detail and reconciled to net income calculated in accordance with GAAP in "—Supplemental Non-GAAP Financial Information."

(3)
Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenue.

(4)
Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

Assets Under Management

        Our profitability is largely affected by the level and composition of our AUM (including asset class and distribution channel) and the effective fee rates on our products. The amount and composition of our AUM are, and will continue to be, influenced by a number of factors, including:

  •
  investment performance, including fluctuations in the financial markets and the quality of our investment decisions;

  •
  client flows into and out of our various strategies and investment vehicles;

  •
  industry trends toward products or strategies that we either do or do not offer;

  •
  our ability to attract and retain high quality investment, distribution, marketing and management personnel;

  •
  our decision to close strategies or limit growth of assets in a strategy when we believe it is in the best interest of our clients or conversely to re-open strategies in part or entirely; and

  •
  general investor sentiment and confidence.

        Our goal is to establish and maintain a client base that is diversified by Franchise and solutions platform, asset class, distribution channel and vehicle. The chart below sets forth our AUM by Franchise and solutions platform as of September 30, 2017:

(1)
Includes assets managed by Diversified, which were transferred to Munder on May 15, 2017. See "Business—Our Franchises—Munder Capital Management."

        The following table presents our AUM by asset class as of the dates indicated:

	As of September 30,	As of December 31,			As of July 31,
($ in millions)	2017	2016(1)	2015(2)	2014	2013(3)
U.S. Mid Cap Equity	$23,388	$20,083	$12,401	$13,887	$3,269
U.S. Small Cap Equity	14,833	14,090	6,500	5,882	2,261
Fixed Income	7,777	7,726	5,058	5,338	2,870
U.S. Large Cap Equity	4,806	5,921	5,763	8,906	8,195
Global / Non-U.S. Equity	3,735	3,459	2,114	1,474	1,267
Solutions	2,625	1,575	953	—	—
Commodity	1,517	1,882	—	—	—
Other	314	229	322	450	27

Total	$58,997	$54,965	$33,111	$35,936	$17,887

(1)
Includes the impact of the RS Acquisition, which closed on July 29, 2016, and increased our AUM by $16.7 billion.

(2)
Includes the impact of the CEMP Acquisition, which closed on April 30, 2015, and increased our AUM by $1.0 billion.

(3)
Represents the AUM acquired in our management-led buyout with Crestview GP from KeyCorp, which closed on July 31, 2013, taking into account post-closing outflows.

        The following table summarizes our asset flows by asset class for the periods indicated:

($ in millions)	U.S. Mid Cap Equity	U.S. Small Cap Equity	Fixed Income	U.S. Large Cap Equity(1)	Global / Non-U.S. Equity	Commodity	Solutions	Other	Total
For Nine Months Ended September 30, 2017
Beginning AUM	$20,083	$14,090	$7,726	$5,921	$3,460	$1,882	$1,602	$202	$54,965
Gross client cash inflows	6,287	2,897	1,375	173	558	234	978	56	12,558
Gross client cash outflows	(5,480)	(3,849)	(1,586)	(1,419)	(1,123)	(624)	(161)	(81)	(14,323)

Net client cash flows	807	(952)	(211)	(1,246)	(565)	(390)	817	(25)	(1,765)
Net transfers	1	—	(57)	(6)	—	—	—	62	—
Market appreciation / (depreciation)	2,497	1,695	319	137	840	25	206	75	5,796

Ending AUM	$23,388	$14,833	$7,777	$4,806	$3,735	$1,517	$2,625	$314	$58,997

Year Ended December 31, 2016
Beginning AUM(2)	$12,396	$6,500	$5,058	$5,763	$2,114	—	$953	$327	$33,111
Gross client cash inflows	8,965	3,263	1,639	276	1,021	169	691	12	16,037
Gross client cash outflows	(5,898)	(3,341)	(2,400)	(1,962)	(537)	(500)	(491)	(34)	(15,162)

Net client cash flows	3,067	(78)	(761)	(1,686)	484	(330)	201	(22)	875
Net transfers(3)	2,658	5,360	3,323	2,087	852	2,110	283	(87)	16,587
Market appreciation / (depreciation)	1,961	2,307	107	(243)	9	102	139	11	4,393

Ending AUM	$20,083	$14,090	$7,726	$5,921	$3,459	$1,882	$1,575	$229	$54,965

Year Ended December 31, 2015
Beginning AUM	$13,887	$5,882	$5,338	$8,906	$1,474	$—	$—	$450	$35,936
Gross client cash inflows	2,789	2,302	975	383	875	—	420	48	7,792
Gross client cash outflows	(3,767)	(1,437)	(1,243)	(3,326)	(277)	—	(357)	(160)	(10,567)

Net client cash flows	(978)	865	(267)	(2,943)	598	—	63	(113)	(2,776)
Net transfers(4)	6	—	0	26	—	—	958	(26)	964
Market appreciation / (depreciation)	(513)	(246)	(14)	(225)	42	—	(68)	11	(1,013)

Ending AUM	$12,401	$6,500	$5,058	$5,763	$2,114	$—	$953	$322	$33,111

(1)
Includes Diversified. See "Business—Our Franchises—Munder Capital Management."

(2)
Reflects transfer of $5.0 million in assets from U.S. Mid Cap Equity to Other effective January 1, 2016.

(3)
Includes the impact of the RS Acquisition, which closed on July 29, 2016, and increased our AUM by $16.7 billion.

(4)
Reflects the impact of the CEMP Acquisition, which closed on April 30, 2015, and increased our AUM by $1.0 billion.

        In connection with the retirement of our two CIOs at Diversified, we made the strategic decision to exit this Franchise and move the remaining AUM into our Munder Franchise, which was completed as of May 15, 2017. The following table presents the impact of Diversified on net client cash flows for the periods indicated. Given this decision, we believe this presentation is a better representation of our business on a going-forward basis.

	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2017	2016	2016	2015
Net client cash flows—Total Company	$(1,765)	$(746)	$875	$(2,776)
Net client cash flows—Diversified	(618)	(1,159)	(1,391)	(1,887)

Net client cash flows—Total Company excluding Diversified	$(1,146)	$412	$2,266	$(889)

        The following table presents our AUM by distribution channel as of the dates indicated:

	As of September 30,		As of December 31,
	2017		2016		2015
($ in millions)	Amount	% of total	Amount	% of total	Amount	% of total
Institutional	$33,371	56.6%	$30,360	55.2%	$16,988	51.3%
Retail	25,626	43.4%	24,605	44.8%	16,123	48.7%

Total AUM(1)	$58,997	100.0%	$54,965	100.0%	$33,111	100.0%

(1)
The allocation of AUM by distribution channel involves the use of estimates and the exercise of judgment.

        The following table summarizes our asset flows by vehicle for the periods indicated:

($ in millions)	Mutual Funds(1)	ETFs	Other(2)	Total
For Nine Months Ended September 30, 2017
Beginning AUM	$33,975	$906	$20,085	$54,965
Gross client cash inflows	9,658	833	2,067	12,558
Gross client cash outflows	(10,138)	(4)	(4,181)	(14,323)

Net client cash flows	(480)	829	(2,114)	(1,765)
Net transfers	(5)	—	5	—
Market appreciation / (depreciation)	3,851	140	1,805	5,796

Ending AUM	$37,341	$1,875	$19,780	$58,997

Year Ended December 31, 2016
Beginning AUM	$17,103	$353	$15,655	$33,111
Gross client cash inflows	10,388	536	5,112	16,037
Gross client cash outflows	(9,703)	(61)	(5,397)	(15,162)

Net client cash flows	685	475	(285)	875
Net transfers(3)	13,043	—	3,543	16,587
Market appreciation/(depreciation)	3,144	77	1,171	4,393

Ending AUM	$33,975	$906	$20,085	$54,965

Year Ended December 31, 2015
Beginning AUM	$16,814	$—	$19,122	$35,936
Gross client cash inflows	5,776	233	1,783	7,792
Gross client cash outflows	(5,587)	(53)	(4,927)	(10,567)

Net client cash flows	189	180	(3,144)	(2,776)
Net transfers(4)	646	198	119	964
Market appreciation/(depreciation)	(546)	(25)	(443)	(1,013)

Ending AUM	$17,103	$353	$15,655	$33,111

(1)
Includes institutional and retail share classes.

(2)
Includes institutional separate accounts, collective trust funds, wrap program separate accounts and UMAs.

(3)
Includes the impact of the RS Acquisition, which closed on July 29, 2016, and increased our AUM by $16.7 billion.

(4)
Reflects the impact of the CEMP Acquisition, which closed on April 30, 2015, and increased our AUM by $1.0 billion.

        At September 30, 2017, our total AUM was $59.0 billion, an increase of $4.0 billion, or 7% compared to $55.0 billion at December 31, 2016. The change in AUM during the nine months ended September 30, 2017 reflects net market appreciation of $5.8 billion and net outflows of ($1.8) billion.

        For the nine months ended September 30, 2017, our net outflows were ($1.8) billion. Excluding the impact of outflows from Diversified, net outflows would have been ($1.1) billion for the period. The net outflows were primarily a result of ($1.2) billion net outflows in our U.S. large-cap equity strategies, ($1.0) billion in our U.S. small-cap equity strategies, ($0.6) billion in our global / non-U.S. equity strategies, ($0.4) billion in our commodity strategies and ($0.2) billion in our fixed income strategies, which was partially offset by $0.8 billion of net inflows in our U.S. mid-cap equity strategies and $0.8 billion in our solutions platform.

        At December 31, 2016, our total AUM was $55.0 billion, an increase of $21.9 billion, or 66%, compared to $33.1 billion at December 31, 2015. In addition to the RS Acquisition, which accounted for an increase in AUM of $16.7 billion as of the closing on July 29, 2016, the change in AUM during the year ended December 31, 2016 reflects net market appreciation of $4.4 billion and net inflows of $0.9 billion. The change in AUM during the year ended December 31, 2015 reflects net market depreciation of ($1.0) billion and net outflows of ($2.8) billion partially offset by the addition of $1.0 billion of AUM as a result of the CEMP Acquisition.

        For the year ended December 31, 2016, our net inflows were $0.9 billion. Excluding the impact of outflows from Diversified, net inflows would have been $2.3 billion in 2016. The net inflows were primarily a result of $3.1 billion of net inflows in our U.S. mid-cap equity strategies, $0.5 billion in our global / non-U.S. equity strategies and $0.2 billion in our solutions platform, which was largely offset by ($1.7) billion net outflows in our U.S. large-cap equity strategies, ($0.8) billion in our fixed income strategies and ($0.3) billion in our commodity strategies. For the year ended December 31, 2015, our net outflows were ($2.8) billion primarily due to ($2.9) billion net outflows in our U.S. large-cap equity strategies. Excluding the impact of outflows from Diversified, net outflows would have been ($0.9) billion in 2015.

GAAP Results of Operations

        Our GAAP revenues principally consist of:

  i.
  Investment management fees, which are based on our overall weighted average fee rate charged to our clients and our level of AUM; and

  ii.
  Fund administration and distribution fees, which are asset-based fees earned from open-end mutual funds for administration and distribution services.

  Investment Management Fees

        Investment management fees are earned from managing clients' assets. Our investment management fee revenue fluctuates based on a number of factors, including the total value of our AUM, the composition of AUM across investment strategies and vehicles, changes in the investment management fee rates on our products and the extent to which we enter into fee arrangements that differ from our standard fee schedule. Investment management fees are earned based on a percentage of AUM as delineated in the respective investment management agreements. Approximately 85% of our management fees are calculated based on daily average AUM with the remainder calculated based on monthly average AUM or point in time AUM.

  Fund Administration and Distribution Fees

        Fund administration fees are asset-based fees earned from open-end funds for administration services. Fund administration fees fluctuate based on the level of average open-end AUM and the fee rates charged for these services.

        Fund distribution fees are asset-based fees earned from open-end funds for distribution services. Fund distribution fees fluctuate based on the level of average open-end AUM and the composition of those assets across share classes that pay varying levels of fund distribution fees.

        Our GAAP expenses principally consist of:

  i.
  Personnel compensation and benefits;

  ii.
  Distribution and other asset-based expenses;

  iii.
  General and administration expenses;

  iv.
  Depreciation and amortization charges; and

  v.
  Acquisition-related costs and restructuring / integration costs.

  Personnel Compensation and Benefits

        Personnel compensation and benefits is our most significant category of expense. Personnel compensation and benefits consists of (i) salaries, payroll related taxes and employee benefits, (ii) incentive compensation, (iii) sales-based compensation, (iv) compensation expense related to equity awards granted to employees and (v) acquisition-related compensation in the form of cash retention bonuses.

        Incentive compensation is the largest component of the total compensation of our employees. The aggregate amount of cash incentive compensation is funded by a pool that is based on a percentage of total Company earnings (before taking into account incentive compensation). This incentive pool is used to pay the investment teams a percentage of the revenue earned by their respective Franchise on a quarterly basis. This incentive pool is also used to pay incentive compensation to senior management and other non-investment employees on an annual basis. Incentive compensation paid to senior management and to other non-investment employees is discretionary and subjectively determined based on Company and individual performance and the total amount of the incentive compensation pool.

  Distribution and Other Asset-based Expenses

        Distribution and other asset-based expenses consists of (i) broker-dealer distribution fees and platform distribution fees, (ii) fund expense reimbursements to affiliates and (iii) sub-administration, sub-advisory and middle-office expenses.

        Broker-dealer distribution fees are paid by VCA as the broker-dealer for the Victory Funds to third-party distributors. The Victory Funds pay VCA for distribution services and VCA, in turn, pays third-party distributors.

        Platform distribution fees are paid by VCM as the investment adviser to the Victory Funds. Platform distribution fees are paid to financial advisors, retirement plan providers and intermediaries for servicing and administering accounts invested in shares of the Victory Funds. Distribution fees typically vary based on the level of AUM and the composition of those assets across share classes.

        Fund expense reimbursements result from VCM, as investment adviser for the Victory Funds, agreeing to cap the annual operating expenses for certain share classes of the Victory Funds. VCM has contractually agreed to reimburse the Victory Funds for expenses in excess of these caps but may recoup these reimbursements for a period of time if the applicable Fund's share class expenses fall below the cap.

        Sub-administration, sub-advisory and middle-office expenses consist of fees paid to our sub-administrator of the Victory Funds, fees paid to sub-advisers on certain Victory Funds and fees paid to vendors to which we outsource middle-office functions.

  •
  VCM acts as the administrator to the Victory Funds. VCM has hired a sub-administrator, the fees for which are captured in sub-administration expense. As administrator, VCM supervises the operations of the Victory Funds, including the services provided by the sub-administrator. The sub-administrator is paid through a contractual arrangement based on a percentage of the average open-end mutual fund AUM.

  •
  VCM, as the investment adviser for the Victory Funds, has hired unaffiliated sub-advisers to manage funds for which we do not have in-house capabilities. The fees paid to the sub-advisers are contractual based on a percentage of assets that they manage.

  •
  We have outsourced middle-office operations to achieve a scalable operational infrastructure that utilizes a variable-cost model. We have selected to partner with top-tier vendors who perform trade operations, portfolio accounting and performance measurement with oversight from our operations team. The fees paid to these vendors are variable and structured based on the number of accounts, assets and specific services performed.

  General and Administrative Expenses

        General and administrative expenses primarily consist of investment research and technology costs, professional and marketing fees, travel, rent and insurance expenses.

  Depreciation and Amortization

        Depreciation and amortization expense consists primarily of the depreciation of property and equipment as well as the amortization of acquired intangibles that have a definite life. These intangibles include customer relationships, investment advisory contracts, intellectual property and non-compete clauses acquired in connection with a business or asset acquisition. Both depreciation and amortization are recorded ratably over the assets' useful lives.

  Acquisition-Related Costs

        Acquisition-related costs include legal fees, advisory services, mutual fund proxy voting costs and other one-time expenses related to acquisitions.

  Restructuring and Integration Costs

        Restructuring and integration costs include costs incurred in connection with business combinations, asset purchases and changes in business strategy. These include severance-related expenses related to one-time benefit arrangements, contract termination and other costs to integrate investment platforms, products and personnel into existing systems, processes and service provider arrangements and restructure the business to capture operating expense synergies.

        Other non-operating items of income and expense consist of:

  i.
  Interest expense and other financing costs; and

  ii.
  Income tax (expense)/benefit.

  Interest Expense and Other Financing Costs

        Interest expense and other financing costs consists primarily of interest expense attributable to long-term debt. See "—Liquidity and Capital Resources" for more information.

  Income Tax (Expense)/Benefit

        The provision for income taxes includes U.S. federal, state and local taxes, and following the RS Acquisition in 2016, foreign income taxes payable by certain of our subsidiaries. The effective tax rate is primarily driven by state and local taxes and permanent differences related to meals and entertainment. The portion of the effective income tax rate attributable to state and local income taxes varies from year to year depending on amounts of income apportioned to each jurisdiction, whether we file income tax returns on a unitary or separate return basis and with changes in tax laws. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

        Our GAAP results of operations were as follows for the nine months ended September 30, 2017 and 2016.

	Nine Months Ended September 30,		Change
($ in thousands, other than per share amounts)	2017	2016	Amount	%
Revenue
Investment management fees	$254,605	$166,452	$88,153	53%
Fund administration and distribution fees	49,378	33,352	$16,026	48%

Total revenue	303,983	199,804	$104,179	52%

Expenses
Personnel compensation and benefits	106,772	78,284	$28,488	36%
Distribution and other asset-based expenses	78,226	50,546	$27,680	55%
General and administrative	26,049	18,346	$7,703	42%
Depreciation and amortization	23,340	21,751	$1,589	7%
Change in value of consideration payable for acquisition of business	(25)	(75)	$50	(67)%
Acquisition-related costs	1,435	5,675	$(4,240)	(75)%
Restructuring and integration costs	4,944	7,362	$(2,418)	(33)%

Total operating expenses	240,741	181,889	$58,852	32%

Income/(loss) from operations	63,242	17,915	$45,327	253%
Other income (expense)
Interest income and other income/(expense)	(816)	490	$(1,306)	n/m
Interest expense and other financing costs	(38,489)	(23,377)	$(15,112)	65%

Total other income (expense), net	(39,305)	(22,887)	$(16,418)	72%

Income/(loss) before income taxes	23,937	(4,972)	$28,909	n/m
Income tax (expense)/benefit	(9,320)	1,589	$(10,909)	n/m

Net income/(loss)	$14,617	$(3,383)	$18,000	n/m

Earnings per share—basic	$0.27	$(0.07)	$0.34	n/m
Earnings per share—diluted	$0.25	$(0.07)	$0.32	n/m
Weighted average shares outstanding—basic	54,867,257	48,403,649	6,463,607	13%
Weighted average shares outstanding—diluted	59,517,606	48,403,649	11,113,957	23%
Dividends declared per share	$2.19	$—	$2.19	100%

  Investment Management Fees

        Investment management fees increased $88.2 million, or 53%, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 due to an increase in AUM and an increase in realized fee rate of approximately 1.8 basis points year over year as a result of asset mix and the RS Acquisition. This increase was partially offset by a decrease in investment management fees of $3.7 million attributable to Diversified accounts for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. AUM increased by $7.6 billion to $59.0 billion at September 30, 2017 from $51.4 billion at September 30, 2016, due to $7.8 billion of market appreciation partially offset by $0.2 billion of net outflows during the 12 months ended September 30, 2017.

  Fund Administration and Distribution Fees

        Fund administration and distribution fees totaled $49.4 million for the nine months ended September 30, 2017, an increase of $16.0 million, or 48%, when compared to the nine months ended

September 30, 2016, due to an increase in open-end mutual fund AUM. Open-end mutual fund daily average AUM grew by $13.0 billion from $22.7 billion for the nine months ended September 30, 2016 to $35.7 billion for the nine months ended September 30, 2017 due primarily to the RS Acquisition (which was completed in July 2016 and included $13.2 billion of open-end mutual fund AUM at the date of acquisition). The increase in fees due to higher average AUM was partially offset by a reduction in the fee rate earned for administrative services. The administrative fee schedule is tiered such that the average fee rate earned declines as AUM increase.

  Personnel Compensation and Benefits

        The following table presents the components of GAAP compensation expense for the nine months ended September 30, 2017 and 2016:

	Nine Months ended September 30,
($ in thousands)	2017	2016
Salaries, payroll related taxes and employee benefits	$37,638	$29,569
Incentive compensation	46,962	31,277
Sales-based compensation(1)	12,102	7,573
Equity awards granted to employees(2)	10,012	6,606
Acquisition-related cash retention compensation	58	3,259

Total compensation and benefits expense	$106,772	$78,284

(1)
Represents sales-based commissions paid to our distribution teams. Sales-based compensation varies based on gross client cash flows and revenue earned on sales.

(2)
Equity awards typically vest over several years based on service and the achievement of specific financial targets. The value of the equity awards are recognized as compensation expense over the vesting period.

        Personnel compensation and benefits was $106.8 million for the nine months ended September 30, 2017, an increase of $28.5 million, or 36%, from $78.3 million for the nine months ended September 30, 2016. Salaries and benefits was $37.6 million for the nine months ended September 30, 2017, an increase of $8.0 million, or 27%, from $29.6 million for the nine months ended September 30, 2016. This increase reflects the effect of increased headcount due to the RS Acquisition as well as new hires and annual salary increases. Incentive compensation was $47.0 million for the nine months ended September 30, 2017, an increase of $15.7 million, or 50%, from $31.3 million for the nine months ended September 30, 2016, due to higher pre-incentive compensation earnings and the effect of the RS Acquisition. Sales-based compensation was $12.1 million for the nine months ended September 30, 2017, an increase of $4.5 million, or 59%, from $7.6 million for the nine months ended September 30, 2016, as a result of higher gross flows and revenue. Equity award expense was $10.0 million for the nine months ended September 30, 2017, an increase of $3.4 million, or 52%, from $6.6 million for the nine months ended September 30, 2016, due to the equity awards to RS Investments employees in connection with the RS Acquisition and pre-existing awards that are still being expensed. Acquisition-related compensation was $0.1 million for the nine months ended September 30, 2017, a decrease of $3.1 million from $3.2 million for the nine months ended September 30, 2016, due to cash retention payments made in 2016 to former RS Investments employees in connection with the RS Acquisition and the impact of certain one-time compensation costs related to the integration of the RS Investments business onto our platform.

  Distribution and Other Asset-based Expenses

        Broker-dealer and platform distribution expenses along with fund expense reimbursements, sub-administration, sub-advisory and middle-office expenses are based on AUM. The following table presents the components of distribution and other asset-based expenses for the nine months ended September 30, 2017 and 2016:

	Nine Months ended September 30,
($ in thousands)	2017	2016
Broker-dealer distribution fees	$30,590	$20,788
Platform distribution fees	21,961	13,109
Fund expense reimbursements	9,826	6,135
Sub-administration	4,219	4,064
Sub-advisory	6,312	1,911
Middle-office	5,318	4,539

Total distribution and other asset-based expenses	$78,226	$50,546

        Distribution and other asset-based expenses are primarily based on percentages of AUM and increased by $27.7 million, or 55%, to $78.2 million for the nine months ended September 30, 2017, from $50.5 million for the nine months ended September 30, 2016, due to higher average open-end mutual fund AUM and an increase in the cost of third-party distribution. Asset-based expenses associated with fund reimbursements, sub-administration and middle-office outsourcing have increased year over year due to the increase in AUM as a result of the RS Acquisition and market appreciation. The increase in sub-advisory expenses is a result of the RS Acquisition, which included two sub-advisory relationships (Park Avenue and SailingStone).

  General and Administrative Expenses

        General and administrative expenses increased by $7.7 million, or 42%, to $26.0 million for the nine months ended September 30, 2017, from $18.3 million for the nine months ended September 30, 2016, driven by systems and data costs related to incremental Franchises and additional risk tools as well as database development and marketing costs for new products and ETFs. In addition, included in General and administrative expenses for the nine months ended September 30, 2017 was $2.2 million of costs related to debt modification as a result of the incremental term loan borrowing of $125 million in February 2017 and the repricing of the term loan in August 2017.

  Depreciation and Amortization

        Depreciation and amortization increased by $1.5 million, or 7%, to $23.3 million for the nine months ended September 30, 2017, from $21.8 million for the nine months ended September 30, 2016, primarily due to higher intangible asset amortization as a result of the RS Acquisition.

  Acquisition-Related Costs

        Acquisition-related costs decreased by $4.3 million to $1.4 million for the nine months ended September 30, 2017, from $5.7 million for the nine months ended September 30, 2016, due to the RS Acquisition costs incurred in the earlier period.

  Restructuring and Integration Costs

        Restructuring and integration costs decreased by $2.5 million to $4.9 million for the nine months ended September 30, 2017, from $7.4 million for the nine months ended September 30, 2016, due to costs related to the RS Acquisition which occurred in the third quarter of 2016.

  Interest Expense and Other Financing Costs

        Interest expense increased by $15.1 million, or 65%, to $38.5 million for the nine months ended September 30, 2017, from $23.4 million for the nine months ended September 30, 2016. This increase was primarily due to incremental indebtedness incurred under the term loans under our existing senior credit agreement in the amounts of $135.0 million and $125.0 million in July 2016 and February 2017, respectively. We used the proceeds of the incremental term loans to fund the RS Acquisition and associated transaction costs and to pay a dividend to our stockholders. On August 1, 2017, the existing senior credit agreement was amended to refinance all existing term loans outstanding, effective as of that date, reducing the spread above LIBOR from 7.50% to 5.25%, which we anticipate will reduce our ongoing interest expense. We also anticipate that our ongoing interest expense will decrease as a result of the net proceeds of this offering being used to repay a portion of our outstanding debt and as a result of the Proposed Debt Refinancing.

  Income Tax (Expense)/Benefit

        The provision for income taxes for the nine months ended September 30, 2017 and 2016 comprises federal and state taxes and, in addition, for the nine months ended September 30, 2017, foreign income taxes. The difference between our effective tax rate and the statutory federal rate of 35% are state, local and foreign income taxes and non-deductible expenses. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

        Our GAAP results of operations were as follows for the years ended December 31, 2016 and 2015.

	Year Ended December 31,		Change
($ in thousands, other than per share amounts)	2016	2015	Amount	%
Revenue
Investment management fees	$248,482	$201,553	$46,929	23%
Fund administration and distribution fees	49,401	39,210	10,191	26%

Total revenue	297,883	240,763	57,120	24%

Expenses
Personnel compensation and benefits	122,615	93,819	28,796	31%
Distribution and other asset-based expenses	77,497	51,481	26,016	51%
General and administrative	26,628	22,959	3,669	16%
Depreciation and amortization	30,405	27,291	3,114	11%
Change in value of consideration payable for acquisition of business	(378)	193	(571)	n/m
Acquisition-related costs	6,619	3,187	3,432	108%
Restructuring and integration costs	10,012	8,613	1,399	16%

Total operating expenses	273,398	207,543	65,855	32%

Income/(loss) from operations	24,485	33,220	(8,735)	(26)%
Other income (expense)
Interest income and other income	1,086	47	1,039	n/m
Interest expense and other financing costs	(34,642)	(26,045)	(8,597)	(33)%

Total other income (expense), net	(33,556)	(25,998)	(7,558)	(29)%

Income/(loss) before income taxes	(9,071)	7,222	(16,293)	n/m
Income tax (expense)/benefit	3,000	(3,422)	6,422	n/m

Net income/(loss)	$(6,071)	$3,800	$(9,871)	n/m

Earnings per share—basic	$(0.12)	$0.08	$(0.20)	–248%
Earnings per share—diluted	$(0.12)	$0.08	$(0.20)	–254%
Weighted average shares outstanding—basic	50,017,712	46,408,891	3,608,821	8%
Weighted average shares outstanding—diluted	50,017,712	48,090,753	1,926,959	4%
Dividends declared per share	$—	$1.28	$(1.28)	100%

  Investment Management Fees

        Investment management fees increased $46.9 million, or 23%, for the year ended December 31, 2016 compared to 2015 due to an increase in AUM and an increase in realized fee rate of approximately two basis points year over year. This increase was partially offset by a decrease in investment management fees of $8.7 million attributable to Diversified from 2015 to 2016. AUM increased by $21.9 billion from $33.1 billion at December 31, 2015 to $55.0 billion at December 31, 2016, of which $16.7 billion was from the RS Acquisition, $4.4 billion was due to market appreciation and $0.9 billion was from net inflows during the year.

  Fund Administration and Distribution Fees

        Fund administration and distribution fees totaled $49.4 million for the year ended December 31, 2016, an increase of $10.2 million, or 26%, when compared to the year ended December 31, 2015, due to an increase in open-end mutual fund AUM. Open-end mutual fund daily average AUM grew by $6.6 billion from $17.6 billion in 2015 to $24.2 billion in 2016 due to the RS Acquisition (which was completed in July 2016 and included $13.2 billion of open-end mutual fund AUM at the date of acquisition). The increase in fees due to higher average AUM was partially offset by a reduction in the fee rate earned for administrative services. The administrative fee schedule is tiered such that the average fee rate earned declines as AUM increase.

  Personnel Compensation and Benefits

        The following table presents the components of GAAP compensation expense for the years ended December 31, 2016 and 2015:

	Year ended December 31,
($ in thousands)	2016	2015
Salaries, payroll related taxes and employee benefits	$42,963	$35,865
Incentive compensation	51,738	42,605
Sales-based compensation(1)	12,693	8,030
Equity awards granted to employees(2)	8,827	5,726
Acquisition-related cash retention compensation	6,394	1,593

Total GAAP compensation and benefits expense	$122,615	$93,819

(1)
Represents sales-based commissions paid to our distribution teams. Sales-based compensation varies based on gross client cash flows and revenue earned on sales.

(2)
Equity awards typically vest over several years based on service and the achievement of specific financial targets. The value of the equity awards are recognized as compensation expense over the vesting period.

        Personnel compensation and benefits was $122.6 million for the year ended December 31, 2016, an increase of $28.8 million, or 31%, from $93.8 million for the year ended December 31, 2015. Salaries and benefits was $43.0 million for the year ended December 31, 2016, an increase of $7.1 million, or 20%, from $35.9 million for the year ended December 31, 2015. This increase reflects the effect of increased headcount due to the RS Acquisition as well as new hires and annual salary increases. Incentive compensation was $51.7 million for the year ended December 31, 2016, an increase of $9.1 million, or 21%, from $42.6 million for the year ended December 31, 2015, due to higher pre-incentive compensation earnings and the effect of the RS Acquisition. Sales-based compensation was $12.7 million for the year ended December 31, 2016, an increase of $4.7 million, or 59%, from $8.0 million for the year ended December 31, 2015, as a result of higher gross flows and revenue. Equity award expense was $8.8 million for the year ended December 31, 2016, an increase of $3.1 million, or 54%, from $5.7 million for the year ended December 31, 2015, due to the equity awards to RS Investments employees in connection with the RS Acquisition, pre-existing awards that are still being expensed and the achievement of certain performance-vesting metrics for other pre-existing awards. Acquisition-related compensation was $6.4 million for the year ended December 31, 2016, an increase of $4.8 million, or 300%, from $1.6 million for the year ended December 31, 2015, due to cash retention payments made in 2016 to former RS Investments employees in connection with the RS Acquisition and the impact of certain one-time compensation costs related to the integration of the RS Investments business onto our platform.

  Distribution and Other Asset-based Expenses

        Broker-dealer and platform distribution expenses along with fund expense reimbursements, sub-administration, sub-advisory and middle-office expenses are based on AUM. The following table presents the components of distribution and other asset-based expenses for the years ended December 31, 2016 and 2015:

	Year ended December 31,
($ in thousands)	2016	2015
Broker-dealer distribution fees	$30,983	$23,554
Platform distribution fees	19,705	13,267
Fund expense reimbursements	10,342	5,179
Sub-administration	5,509	5,288
Sub-advisory	4,365	403
Middle-office	6,593	3,790

Total distribution and other asset-based expenses	$77,497	$51,481

        Distribution and other asset-based expenses are primarily based on percentages of AUM and have increased by $26.0 million, or 50%, to $77.5 million for the year ended December 31, 2016, from $51.5 million for the year ended December 31, 2015, due to higher average open-end mutual fund AUM and an increase in the cost of third-party distribution. Asset-based expenses associated with fund reimbursements, sub-advisory, sub-administration and middle-office outsourcing have increased year over year due to the increase in AUM as a result of the RS Acquisition, market appreciation and net inflows in 2016.

  General and Administrative Expenses

        General and administrative expenses increased by $3.6 million, or 16%, to $26.6 million for the year ended December 31, 2016, from $23.0 million for the year ended December 31, 2015, driven by systems and data costs related to incremental Franchises and additional risk tools as well as database development and marketing costs for new products and ETFs.

  Depreciation and Amortization

        Depreciation and amortization increased by $3.1 million, or 11%, to $30.4 million for the year ended December 31, 2016, from $27.3 million for the year ended December 31, 2015, primarily due to higher intangible asset amortization as a result of the RS Acquisition.

  Acquisition-Related Costs

        Acquisition-related costs increased by $3.4 million to $6.6 million for the year ended December 31, 2016, from $3.2 million for the year ended December 31, 2015, due to the RS Acquisition.

  Restructuring and Integration Costs

        Restructuring and integration costs increased by $1.4 million to $10.0 million for the year ended December 31, 2016, from $8.6 million for the year ended December 31, 2015 due to costs related to the RS Acquisition in 2016 being higher than similar costs incurred in 2015 related to the CEMP Acquisition as well as the remaining such costs from the Munder Acquisition and other business restructuring costs.

  Interest Expense and Other Financing Costs

        Interest expense increased by $8.6 million, or 33%, to $34.6 million for the year ended December 31, 2016, from $26.0 million for the year ended December 31, 2015. This increase was primarily due to incremental indebtedness incurred under the term loans under our existing senior credit agreement in the amounts of $50.0 million and $135.0 million in May 2015 and July 2016, respectively. We used the proceeds of the incremental term loans to fund the RS Acquisition and associated transaction costs and to pay a dividend to our stockholders. On August 1, 2017, the existing senior credit agreement was amended to refinance all existing term loans outstanding, effective as of that date, reducing the spread above LIBOR from 7.50% to 5.25%, which we anticipate will reduce our ongoing interest expense. We also anticipate that our ongoing interest expense will decrease as a result of the net proceeds of this offering being used to repay a portion of our outstanding debt and as a result of the Proposed Debt Refinancing.

  Income Tax (Expense)/Benefit

        The effective tax rate for 2016 reflects the impact of the state taxes and permanent differences on a pre-tax loss in 2016 compared to pre-tax income in 2015. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

Effects of Inflation

        For the nine months ended September 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, inflation did not have a material effect on our consolidated results of operations. Inflationary pressures can result in increases to our cost structure, especially to the extent that large expense components such as compensation are impacted. To the degree that these expense increases are not recoverable or cannot be counterbalanced through price increases due to the competitive environment, our profitability could be negatively impacted. In addition, the value of the fixed income assets that we manage may be negatively impacted when inflationary expectations result in a rising interest rate environment. Declines in the values of AUM could lead to reduced revenues as management fees are generally earned as a percentage of AUM.

Supplemental Non-GAAP Financial Information

        Our management uses non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the economic value of our organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company. The non-GAAP measures we report are Adjusted EBITDA and Adjusted Net Income.

        The following table sets forth a reconciliation from GAAP financial measures to non-GAAP measures for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2017	2016	2016	2015
Reconciliation of non-GAAP financial measures:
Net income / (loss)	$14,617	$(3,383)	$(6,071)	$3,800
GAAP income tax (expense)/benefit	$(9,320)	1,589	3,000	(3,422)

Income/(loss) before taxes	$23,937	$(4,972)	$(9,071)	$7,222
Interest expense / (income)(1)	$35,002	$20,962	31,286	23,397
Depreciation(2)	$2,666	$2,226	3,156	2,262
Other business taxes(3)	$1,459	$740	1,137	1,008
GAAP amortization of acquisition-related intangibles(4)	$20,673	$19,525	27,250	25,029
Stock-based compensation(5)	$10,012	$6,606	8,827	5,726
Acquisition, restructuring and exit costs(6)	$9,040	$16,296	23,025	13,393
Debt issuance costs(7)	$5,247	$1,887	2,749	2,188
Pre-IPO governance expenses(8)	$901	$881	1,181	1,199
Earnings/losses on equity method investments(9)	108	0	0	0
Compensation in excess of expected levels due to acquisitions(10)	$0	1,856	8,534	694

Adjusted EBITDA	$109,045	$66,007	$98,074	$82,118

		Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)		2017	2016	2016	2015
Reconciliation of non-GAAP financial measures:
Net income / (loss)		$14,617	$(3,383)	$(6,071)	$3,800
Adjustments to reflect the operating performance of the Company:
i	Other business taxes(3)	1,459	740	1,137	1,008
ii	GAAP amortization of acquisition-related intangibles(4)	20,673	19,525	27,250	25,029
iii	Stock-based compensation(5)	10,012	6,606	8,827	5,726
iv	Acquisition, restructuring and exit costs(6)	9,040	16,296	23,025	13,393
v	Debt issuance costs(7)	5,247	1,887	2,749	2,188
vi	Pre-IPO governance expenses(8)	901	881	1,181	1,199
vii	Compensation in excess of expected levels due to acquisitions(10)	0	1,856	8,534	694

Tax effect of above adjustments(11)		(17,986)	(18,160)	(27,627)	(18,710)

Adjusted Net Income		$43,963	$26,248	$39,005	$34,327

Tax benefit of goodwill and acquired intangibles(12)		$14,561	$12,589	16,786	14,813

(1)
We add back interest paid on debt net of interest income; interest expense is included in "Interest expense and other financing costs" in our consolidated financial statements while interest income is shown in "Interest income and other income" in our consolidated financial statements.

(2)
We add back depreciation on property and equipment; included in "Depreciation and amortization" in our consolidated financial statements.

(3)
We add back other business taxes; other business taxes are included in "General and administrative" in our consolidated financial statements.

(4)
We add back amortization of acquisition-related intangibles; included in "Depreciation and amortization" in our consolidated financial statements.

(5)
We add back the expense associated with stock-based compensation associated with equity issued from pools that were created in connection with the management-led buyout with Crestview GP from KeyCorp, the Munder Acquisition and the RS Acquisition and as a result of IPO-related equity grants; included in "Personnel compensation and benefits" in our consolidated financial statements.

(6)
We add back direct incremental costs of acquisitions and this offering, including expenses associated with third-party advisors, proxy solicitations of mutual fund shareholders for transaction consents, vendor contract early termination costs, impairment of receivables recorded in connection with an acquisition, and severance, retention and transaction incentive compensation. Severance, retention and transaction incentive compensation is included in "Personnel compensation and benefits" in our consolidated financial statements, impairment of receivables recorded in connection with an acquisition is included in "Interest income and other income/(expense)", costs associated with professional services incurred in connection with IPO readiness are included in "General and administrative"; all other incremental costs are included in "Restructuring and integration costs" or "Acquisition-related costs".

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2017	2016	2016	2015
Restructuring and integration costs	$4,944	$7,362	$10,012	$8,613
Interest income and other income/(expense)	2,011	—	—	—
Acquisition-related costs	1,435	5,675	6,619	3,187
General and administrative	592	—	—	—
Personnel compensation and benefits	58	3,259	6,394	1,593
(7)
We add back debt issuance costs; included in "Interest expense and other financing costs" and "General and administrative" in our consolidated financial statements. See "—Liquidity and Capital Resources" for more information.

(8)
We add back pre-IPO governance expenses paid to Crestview and Reverence Capital, included in "General and administrative" in our consolidated financial statements. These payments will terminate as of the completion of this offering.

(9)
We adjust for earnings/losses on equity method investments, included in "Interest income and other income/(expenses)" in our consolidated financial statements.

(10)
Our compensation committee, together with our CEO, establishes a target percentage of our pre-bonus EBITDA to be allocated to employees as annual cash incentive compensation. If, as a result of a significant acquisition, we pay annual cash incentive compensation that is a greater percentage of pre-bonus EBITDA than our target percentage, we add back the amount of the annual incentive cash compensation in excess of the target percentage. For example, in 2016, as a result of the RS Acquisition, we paid incentive cash compensation at a greater percentage of pre-bonus EBITDA than our target percentage. We paid incentive cash compensation in 2016 at levels we considered appropriate taking into account the RS Acquisition (including the size of our Company post-acquisition) without the benefit of a full year of those earnings and before expense synergies were fully realized. We also paid incentive cash compensation on duplicative headcount while the integration of the RS Investments platform was being completed; included in "Personnel compensation and benefits" in our consolidated financial statements.

(11)
Reflects income taxes of 38% applied to the sum of line items i. to vii.; 38% represents statutory federal income tax rate of 35% plus an estimate for state, local and foreign income taxes. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

(12)
Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

        Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures at other companies, even if similar terms are used to identify these measures.

Liquidity and Capital Resources

        Our primary uses of cash relate to repayment of our debt obligations and funding working capital needs and are expected to be met primarily through cash generated from our operations. The following table shows our liquidity position as of September 30, 2017 and December 31, 2016 and 2015.

	As of September 30,	December 31,
($ in thousands)	2017	2016	2015
Cash and cash equivalents	$11,535	$16,441	$15,144
Accounts and other receivables	59,964	83,870	36,999
Undrawn commitment on revolving credit facility	25,000	21,500	25,000
Accounts and other payables	(44,601)	(71,786)	(40,071)

        We manage our cash balances in order to fund our day-to-day operations. Our accounts receivable consist primarily of investment management fees that have been earned but not yet received from clients. Also included in other receivables is a receivable from the SailingStone earn-out acquired as part of the RS Acquisition. See Note 12 to our audited financial statements included elsewhere in this prospectus. We perform a review of our receivables on a monthly basis to access collectability. We also maintain our $25.0 million revolving credit facility, as described below, which had $25.0 million undrawn as of September 30, 2017 and had $21.5 million and $25.0 million undrawn as of December 31, 2016 and December 31, 2015, respectively.

Existing Senior Credit Agreement

        As of September 30, 2017, we had $517.7 million aggregate principal amount of outstanding term loans under our existing senior credit agreement. Our existing senior credit agreement also includes a revolving credit facility, which terminates on October 31, 2019 and provides for up to $25.0 million of revolving loans and a sublimit of up to $10.0 million of letters of credit. As of September 30, 2017, we had no amounts drawn on our revolving credit facility. Amounts outstanding under our existing senior credit agreement bear interest at a rate equal to, at our election, (i) a reserve-adjusted LIBOR rate (which, in the case of our term loans, shall not be less than 1.0% per annum and, in the case of our revolving credit facility, shall not be less than 0.0% per annum) plus an applicable margin of 6.0% per annum for our revolving credit facility and 5.25% for our term loans or (ii) an alternate base rate equal to the highest of (x) the prime rate announced by Morgan Stanley Senior Funding, Inc. from time to time, (y) the federal funds effective rate plus 0.50% and (z) the daily one-month reserve-adjusted LIBOR rate plus 1.0%, plus 5.0% per annum for our revolving credit facility and 4.25% for our term loans. Until our revolving credit facility terminates, we are required to pay each lender thereunder a commitment fee, which accrues at the rate of 0.50% per annum on the average daily unused amount of the revolving commitment of such lender. Under the terms of the existing senior credit agreement, we are required to pay an administration fee of $125,000 per year. We intend to use net proceeds from this offering, together with cash on hand, to repay a portion of the outstanding principal amount of indebtedness under our existing senior credit agreement.

        The indebtedness under our existing senior credit agreement is secured by substantially all of our assets. The existing senior credit agreement contains customary covenants, including covenants that restrict (subject in certain instances to minimum thresholds or exceptions) our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets, enter into leases, and make loans, guarantees and investments, among other things. In addition, the existing senior credit agreement contains a financial covenant that requires that we maintain a first lien net leverage ratio of no greater than 4:1 if more than 30% of the aggregate revolver commitments is outstanding as of any test date (quarter end).

        The existing senior credit agreement also contains customary provisions regarding events of default, which could result in an acceleration of amounts due under our existing senior credit agreement. Such events of default include our failure to pay principal or interest when due, our failure to satisfy or comply with covenants after applicable grace periods, a change of control, the imposition of certain judgments and the invalidation of liens we have granted.

Proposed Debt Refinancing

        Concurrently with the closing of this offering, we intend to enter into a new senior secured credit agreement to replace our existing senior secured credit agreement. We expect to use the net proceeds from this offering and borrowings under the new senior credit agreement to repay all amounts outstanding under the existing senior credit agreement. As of September 30, 2017, there was $517.7 million aggregate principal amount outstanding under the existing senior credit agreement. During the fourth quarter of 2017, we paid down debt of $18.0 million, resulting in a decline in the aggregate principal amount outstanding from $517.7 million to $499.7 million as of December 31, 2017.

        We expect that borrowings under the new senior credit agreement, which will be used to repay the remaining amount outstanding under the existing senior credit agreement after giving effect to the application of the net proceeds from this offering, will include a $360.0 million term loan maturing in seven years. In addition to the term loan to be used to refinance the existing senior credit agreement, the new senior credit agreement is expected to include a $50.0 million revolving credit facility, which is expected to be undrawn as of the closing of this offering.

        This offering is not conditioned on the closing of the Proposed Debt Refinancing or the repayment of the existing senior credit agreement. If we do not enter into the Proposed Debt Refinancing, the existing senior credit agreement will remain in place. Certain of the underwriters in this offering or their affiliates are expected to be lenders under the new senior credit agreement.

Capital Requirements

        VCA is a registered broker-dealer subject to the Uniform Net Capital requirements under the Exchange Act, which requires maintenance of certain minimum net capital levels. In addition, we have certain non-U.S. subsidiaries that have minimum capital requirements. As a result, such subsidiaries of our Company may be restricted in their ability to transfer cash to their parents. VCA and our non-U.S. subsidiaries were in compliance with these requirements as of and for the nine months ended September 30, 2017 and 2016, and as of and for the years ended December 31, 2016 and (to the extent then-owned) 2015.

  Cash Flows for the Nine Months Ended September 30, 2017 and 2016 and the Years Ended December 31, 2016 and 2015

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2017	2016	2016	2015
Net cash from operating activities	$59,410	$23,050	$39,540	$40,654
Net cash used in investing activities	(5,093)	(205,840)	(210,082)	(20,149)
Net cash (used)/provided by financing activities	(59,326)	181,576	171,839	(31,124)

  Nine Months Ended September 30, 2017 and 2016

        Operating activities provided net cash of $59.4 million and $23.1 million for the nine months ended September 30, 2017 and 2016, respectively. The $36.3 million increase in net cash provided by operating activities was primarily due to the impact of the RS Acquisition on our earnings.

        Investing activities consist primarily of acquisitions and sales of property and equipment, as well as the purchase and sales of trading securities related to our deferred compensation plan. Investing activities used net cash of $5.1 million and $205.8 million for the nine months ended September 30, 2017 and 2016, respectively. The $200.7 million increase in the net cash used in investing activities was primarily due to the RS Acquisition in August 2016.

        Financing activities consist primarily of dividend payments to our stockholders, proceeds received or paid from the issuance or repurchase of equity and debt-related activity. For the nine-month period ended September 30, 2017, financing activities included, but were not limited to, the incurrence of $125.0 million in incremental indebtedness under the term loans under our existing senior credit agreement, the payment of a dividend to stockholders in the amount of $119.9 million and the repayment of long-term debt in the amount of $45.9 million. For the nine-month period ended September 30, 2016, financing activities included, but were not limited to, the incurrence of $135 million in incremental indebtedness under the term loans under our existing senior credit agreement and the issuance of $93.4 million of equity, both in connection with the RS Acquisition, and the repayment of long-term debt in the amount of $14.8 million. Financing activities used net cash of $59.3 million for the nine months ended September 30, 2017. Financing activities generated net cash of $181.6 million for the nine months ended September 30, 2016.

  Year Ended December 31, 2016 and 2015

        Operating activities provided net cash of $39.5 million and $40.7 million for the years ended December 31, 2016 and 2015, respectively. The $1.2 million decrease in net cash provided by operating activities was primarily due to the one-time, acquisition-related restructuring and integration-related costs incurred as a result of the RS Acquisition.

        Investing activities consist primarily of acquisitions of businesses and assets and acquisitions and sales of property and equipment. In 2016, investing activities included the RS Acquisition and in 2015 the CEMP Acquisition. Investing activities used net cash of $210.1 million and $20.1 million for the years ended December 31, 2016 and 2015, respectively. The $190.0 million increase in net cash used in investing activities was primarily due to the RS Acquisition.

        Financing activities consist primarily of dividend payments to our stockholders, proceeds received or paid from the issuance or repurchase of equity and debt-related activity. In 2016, financing activities included the incurrence of $135.0 million in incremental indebtedness under the term loans under our existing senior credit agreement and the issuance of $88.3 million in equity to finance the RS Acquisition and in 2015 the incurrence of $50.0 million in incremental indebtedness under the term loans under our existing senior credit agreement used to pay a $50.0 million dividend to our stockholders. Financing activities provided net cash of $171.8 million for the year ended December 31, 2016. Financing activities used net cash of $31.1 million for the year ended December 31, 2015. The $202.9 million increase in net cash from financing activities was related to the incurrence of $135.0 million in incremental indebtedness under the term loans under our existing senior credit agreement and the issuance of $88.3 million of equity related to the RS Acquisition in July 2016.

Contractual Obligations

        The following summarizes our contractual obligations as of December 31, 2016:

	Payments Due
($ in thousands)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Principal payments on borrowings(1)	$438,627	$24,711	$49,423	$364,493	$—
Interest payable(1)(2)	159,149	36,997	67,606	54,546	—
Lease obligations(3)	26,535	6,840	7,338	7,001	5,356
Promissory note payments	1,298	612	686	—	—
CEMP deferred consideration	13,730	2,719	11,011	—	—
RS Investments deferred consideration	5,067	5,067	—	—	—
Severance payments	4,315	4,315	—	—	—

Total	$648,720	$81,260	$136,064	$426,040	$5,356

(1)
The total principal payments on borrowings reflects the gross amount of principal outstanding on the term loans under our existing senior credit agreement as of December 31, 2016. In February 2017, we borrowed an additional $125 million, and the proceeds, net of transaction costs, were used to pay a special dividend to our stockholders. As of September 30, 2017, the total gross amount of principal outstanding on the term loans under our existing senior credit agreement was $517.7 million. During the fourth quarter of 2017, we repaid $18.0 million outstanding on the term loan, resulting in a decline in the gross amount of principal outstanding from $517.7 million to $499.7 million as of December 31, 2017. We intend to use the net proceeds from this offering, together with cash on hand, to repay a portion of these borrowings and to refinance the remaining portion with the Proposed Debt Refinancing. See "—Liquidity and Capital Resources—Proposed Debt Refinancing."

(2)
On August 1, 2017, our existing senior credit agreement was amended to refinance all existing term loans outstanding, effective as of that date, reducing the spread above LIBOR from 7.50% to 5.25%. At September 30, 2017, the interest rate on the term loans was 6.58% as compared to 8.50% at December 31, 2016.

(3)
In the nine months ended September 30, 2017, we reduced future lease obligations by amending or terminating existing leases or signing new leases for multiple office locations. This resulted in a decrease in occupied space and future rent payments beginning in 2017.

Off-Balance Sheet Arrangements

        In connection with dividends declared in May 2015, November 2015, February 2017 and December 2017, holders of restricted stock awards that were unvested at the time such dividends were declared are entitled to be paid the dividends as and when the restricted stock vests. Holders of stock options that were unvested at the time the November 2015 dividend was declared are entitled to receive a cash bonus equivalent of the November 2015 dividend as and when their stock options vest. These amounts are not recorded as a liability until and unless the awards vest in accordance with their respective agreements.

        As of September 30, 2017, the cash bonuses and distributions related to the May 2015, November 2015 and February 2017 dividends on restricted shares and options that are expected to vest in the future totaled $1.3 million.

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with GAAP. In preparing the financial statements, we are required to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We continually evaluate the accounting policies and estimates we use to prepare our consolidated financial statements. In general, our estimates are based on historical experience, information from third-party valuation professionals and various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results may differ from our estimates and those differences may be material. Of the significant accounting policies described in Note 2 to the audited consolidated financial statements included in this prospectus, we believe the following policies involve a higher degree of judgment and complexity.

  Indefinite-lived Intangible Assets

        The accounting for indefinite-lived intangible assets requires significant estimates and judgment in several areas: (1) valuation in connection with the initial purchase price allocation; (2) ongoing evaluation for impairment; and (3) reconsideration of an asset's useful life. The process of determining the fair value of identifiable intangible assets at the date of acquisition utilizes an income approach and requires significant estimates and judgment as to expectations for earnings on the related managed assets acquired, redemption rates, growth rates from sales efforts, the effects of market conditions and a discount rate. The process for estimating the fair value of acquired tradenames considers comparable royalty rates and projected revenue streams. We typically utilize an independent valuation expert to assist with these valuations. Because the advisory and distribution contracts are with the funds, renewable annually and have a history of being renewed, industry practice under GAAP is to consider the contract lives to be indefinite and, as a result, not amortizable. Indefinite-lived intangible assets are reviewed for impairment annually as of October 1 using a qualitative approach which requires the weighing of positive and negative evidence collected through the consideration of various factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. We consider macroeconomic and entity-specific factors, including changes to legal, regulatory or contractual provisions of the renewable advisory and distribution contracts, the effects of obsolescence, demand, competition and other economic factors that could impact the funds' projected performance and the existence or expectation of significant changes in the level and mix of managed assets. In addition, we consider whether events or circumstances indicate that a change in the useful life may have occurred. Indicators of a possible change in useful life monitored by us generally include changes in the use of the asset, a significant decline in the level of managed assets and significant reductions in underlying operating cash flows. If actual changes in the underlying managed assets or other conditions indicate that it is more likely than not that the asset is impaired, or if the estimated useful life is reduced, we estimate the fair value of the intangible asset. The process of estimating the fair value of the intangible asset requires us to estimate the level and mix of managed assets, considering future redemption rates, growth rates, market appreciation/depreciation and a discount rate.

  Definite-Lived Intangible Assets

        Definite-lived intangible assets are primarily comprised of customer relationships. These assets have definite lives given the underlying advisory contracts are between the Company and an institutional customer or the underlying advisory contract with the fund does not have a sufficient history of annual renewal to support an indefinite useful life. We monitor the useful lives of definite-lived intangible assets and revise the useful lives, if necessary, based on the circumstances. We review historical and projected attrition rates and other events that may influence our projections of the future economic benefit that we will derive from these relationships. Significant judgment is required to estimate the period during which these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on our amortization expense. All amortization expense is calculated on a straight-line basis. We periodically evaluate the remaining useful lives and carrying values of the definite-lived intangible assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by us include a decline in the level of managed assets, changes to contractual provisions underlying certain intangible assets and reductions in underlying operating cash flows. If there is an indication of a change in the useful life or impairment in value of the definite-lived intangible assets, we compare the carrying value of the asset to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined by discounting the projected cash flows.

  Goodwill

        Goodwill represents the excess of the purchase price of acquisitions over the fair value of identified net assets and liabilities acquired. We have determined that we have only one reporting unit for purposes of assessing the carrying value of goodwill. Goodwill impairment testing is performed at the reporting unit level annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that the carrying value of the reporting unit is less than the fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss, if any, by comparing the implied fair value of goodwill to its recorded value. We complete our annual goodwill impairment assessment as of October 1. For purposes of this assessment, we consider various qualitative factors, including but not limited to, AUM levels and flows, market performance of our products compared to peers, turnover of key personnel, projected operating results and the implied fair value of our business based on recent transactions. We determined that it was more likely than not that the fair value of our reporting unit was greater than its carrying value. As of October 1, 2016, management estimated that a decline in the fair value of our reporting unit in excess of 40% would indicate that an impairment might exist.

  Income Taxes

        Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. We measure our deferred tax assets and liabilities based on enacted tax rates and projected state apportionment percentages for the years in which the differences are expected to reverse. Our primary deferred tax assets relate to intangible asset amortization, share-based compensation, acquisition related costs, restructuring costs, deferred compensation and operating loss carryforwards. We regularly assess the recoverability of our deferred tax assets, considering all available positive and negative evidence, including the results of recent operations and the timing, level and character of projected future taxable income. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. Based on this analysis and sensitivities of future operating results, we have concluded that it is more likely than not that the recorded deferred tax assets will be realized. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. See "Prospectus Summary—Recent Developments—Impact of Tax Reform."

  Share-Based Compensation

        We have share-based compensation arrangements covering directors, senior management, investment professionals and other employees. We calculate share-based compensation using the fair value of the awards on the grant date. Our share-based compensation arrangements include restricted stock and options which vest based on service and performance conditions. We recognize expense net of expected forfeitures on a straight-line basis over the requisite service period for service based awards and on an accelerated basis for performance based awards. We estimate the fair value of stock option awards using the Black-Scholes option pricing model. The Black-Scholes model requires us to make assumptions about the volatility of our stock and the expected life of our stock options. In measuring expected volatility, we consider the historical volatility of the common stock of several public peer companies. For restricted stock awards with service or performance conditions, we have historically determined the fair value of the awards using our share price on the date of grant. The most subjective assumption in the determination of the fair value of share-based awards is the estimated fair value of our stock on the date of grant. We have historically considered the implied fair value of the stock based on periodic transactions with third parties, as well as an annual valuation of our Company performed by an independent third party. Following this offering, we will establish a policy of considering the closing sale price of our Class A common stock as quoted on NASDAQ on the date of grant for purposes of determining fair value of such awards.

Quantitative and Qualitative Disclosures About Market Risk

  Market Risk

        Substantially all of our revenues are derived from investment management, fund administration and distribution fees, which are based on the market value of our AUM. Accordingly, our revenues and net income may decline as a result of our AUM decreasing due to depreciation of our investment portfolios. In addition, such depreciation could cause our clients to withdraw their assets in favor of other investment alternatives that they perceive to offer higher returns or lower risk, which could cause our revenues and net income to decline further.

        The value of our AUM was $59.0 billion at September 30, 2017. A 10% increase or decrease in the value of our AUM, if proportionately distributed over all of our strategies, products and client relationships, would cause an annualized increase or decrease in our revenues of approximately $42.1 million at our weighted-average fee rate of 71 basis points for the nine months ended September 30, 2017. Because of declining fee rates from larger relationships and differences in our fee rates across investment strategies, a change in the composition of our AUM, in particular, an increase in the proportion of our total AUM attributable to strategies, clients or relationships with lower effective fee rates, could have a material negative impact on our overall weighted-average fee rate. The same 10% increase or decrease in the value of our total AUM, if attributed entirely to a proportionate increase or decrease in the AUM of the Victory Funds, to which we provide a range of services in addition to those provided to institutional separate accounts, would cause an annualized increase or decrease in our revenues of approximately $51.1 million at the Victory Funds' aggregate weighted-average fee rate of 87 basis points. If the same 10% increase or decrease in the value of our total AUM was attributable entirely to a proportionate increase or decrease in the assets of our institutional separate accounts, it would cause an annualized increase or decrease in our revenues of approximately $28.4 million at the weighted-average fee rate across all of our institutional separate accounts of 48 basis points for the nine months ended September 30, 2017.

        As is customary in the investment management industry, clients invest in particular strategies to gain exposure to certain asset classes, which exposes their investment to the benefits and risks of those asset classes. We believe our clients invest in each of our strategies in order to gain exposure to the portfolio securities of the respective strategies and may implement their own risk management program or procedures. We have not adopted a corporate-level risk management policy regarding client assets, nor have we attempted to hedge at the corporate level or within individual strategies the market risks that would affect the value of our overall AUM and related revenues. Some of these risks, such as sector and currency risks, are inherent in certain strategies, and clients may invest in particular strategies to gain exposure to particular risks. While negative returns in our strategies and net client cash outflows do not directly reduce the assets on our balance sheet (because the assets we manage are owned by our clients, not us), any reduction in the value of our AUM would result in a reduction in our revenues.

  Exchange Rate Risk

        A portion of the accounts that we advise hold investments that are denominated in currencies other than the U.S. dollar. To the extent our AUM are denominated in currencies other than the U.S. dollar, the value of that AUM will decrease with an increase in the value of the U.S. dollar, or increase with a decrease in the value of the U.S. dollar. Each investment team monitors its own exposure to exchange rate risk and makes decisions on how to manage that risk in the portfolios they manage. We believe many of our clients invest in those strategies in order to gain exposure to non-U.S. currencies, or may implement their own hedging programs. As a result, we generally do not hedge an investment portfolio's exposure to non-U.S. currency.

        We have not adopted a corporate-level risk management policy to manage this exchange rate risk. Assuming 6% of our AUM are invested in securities denominated in currencies other than the U.S. dollar and excluding the impact of any hedging arrangement, a 10% increase or decrease in the value of the U.S. dollar would decrease or increase the fair value of our AUM by $354.0 million, which would cause an annualized increase or decrease in revenues of approximately $2.5 million at our weighted-average fee rate for the business of 71 basis points for the nine months ended September 30, 2017.

        We operate in several foreign countries and incur operating expenses associated with these operations. In addition, we have revenue and revenue-sharing arrangements that are denominated in non-U.S. currencies. We do not believe foreign currency fluctuations materially affect our results of operations.

  Interest Rate Risk

        Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. At September 30, 2017, we were exposed to interest rate risk as a result of the amounts outstanding under our existing senior credit agreement. See "—Liquidity and Capital Resources—Existing Senior Credit Agreement" for a description of the amounts outstanding as of such date and the applicable interest rate.

        At September 30, 2017, we had interest rate caps totaling $104.0 million notional in place to hedge against LIBOR risk. These caps mature at the end of 2017.

BUSINESS

Overview

        We are an independent investment management firm operating a next generation, integrated multi-boutique model with $59.0 billion in AUM as of September 30, 2017. Our differentiated model features a scalable operating platform that provides centralized distribution, marketing and operations infrastructure to our Franchises and solutions platform. As of September 30, 2017, our Franchises and our solutions platform collectively managed a diversified set of 70 investment strategies for a wide range of institutional and retail clients.

        Our Franchises are operationally integrated, but are separately branded and make investment decisions independently from one another within guidelines established by their respective investment mandates. Our integrated multi-boutique model creates a supportive environment in which our investment professionals, largely unencumbered by administrative and operational responsibilities, can focus on their pursuit of investment excellence. VCM employs all of our U.S. investment professionals across our Franchises, which are not separate legal entities.

        Our solutions platform consists of multi-Franchise and customized solutions strategies that are primarily rules-based. We offer our solutions platform through a variety of vehicles, including separate accounts, mutual funds and VictoryShares which is our ETF brand. Like our Franchises, our solutions platform is operationally integrated and supported by our centralized distribution, marketing and operational support functions.

        Our centralized key functions include distribution, marketing, trading, middle- and back-office administration, legal, compliance and finance. Our integrated model aims to "centralize, not standardize." We believe by providing our Franchises with control over their portfolio management tools, risk analytics and other investment-related functions, we can minimize disruptions to their investment process and ensure that they are able to invest in the fashion that they find most optimal.

        In addition to our integrated multi-boutique business model, we believe there are four main attributes that differentiate us from other publicly traded investment management firms:

  •
  We have constructed a set of distinct investment approaches in specialized asset classes where we believe active managers are well positioned to generate alpha over a full market cycle through security selection and portfolio construction. We believe our strategies in these specialized asset classes, which we refer to as our current focus asset classes, will drive our future growth. These strategies have experienced less fee compression than strategies in more commoditized asset classes, and we believe demand for them typically exceeds capacity. For the nine months ended September 30, 2017, we had an AUM-weighted average fee rate of 71 basis points. From 2013 through the third quarter of 2017, our AUM-weighted average fee rate has increased due to a shift to higher fee products as we positioned our business to focus on higher-fee asset classes. We attribute part of our ability to attract flows and drive revenue growth—in the face of significant headwinds for active managers—to our selection of specialized asset classes and to the quality of our Franchises.

  •
  We have a track record of successfully sourcing, executing and integrating sizable acquisitions and making these acquisitions financially attractive by extracting significant synergies. We believe our differentiated platform combining scale and boutique-like qualities is appealing to investment professionals, making us an attractive acquirer to firms looking for a strategic partner.

  •
  We have a diversified business that offers a suite of active products and hybrid rules-based products through our proprietary ETF brand, VictoryShares, across a wide range of asset classes and distinct investment approaches, to a broad and diverse group of institutional and retail clients. We offer our 70 investment strategies through nine Franchises and our solutions platform, with no Franchise accounting for more than 31% of total AUM as of September 30, 2017. Each of our Franchises employs a different investment approach, which we believe leads to diversification in investment return streams among Franchises, even when asset classes overlap. These factors also mitigate key man risk.

  •
  We foster a culture that encourages long-term thinking through promoting meaningful employee ownership. We have a high degree of employee ownership, with over 70% of our employees beneficially owning approximately 27% of our shares as of January 29, 2018. Many of such employees have purchased their equity interests in our firm. In addition, our employees and directors have collectively invested over $125 million in products we manage, directly aligning their investment outcomes with those of our clients.

        Since our management-led buyout with Crestview GP from KeyCorp in August 2013, we have completed three acquisitions and a strategic minority investment and grown our AUM from $17.9 billion to $59.0 billion as of September 30, 2017. We regularly evaluate potential acquisition candidates and maintain a strong network of industry participants and advisors that provide opportunities to establish potential target relationships and source transactions. Our management leads and participates in our acquisition strategy, leveraging their many years of experience actively operating our Company on a day-to-day basis towards successfully sourcing, executing and integrating sizable acquisitions. We are seeking to make acquisitions that will add high quality investment teams in our current focus asset classes, enhance our growth and financial profile, improve our diversification by asset class and investment strategy, achieve our integration and synergy expectations, expand our distribution capabilities and optimize our operating platform.

        We believe, based on our acquisition experience, that there is a significant opportunity for us to grow through additional acquisitions. We believe the universe of potential acquisition targets has grown as a result of the evolution of the distribution landscape, the increasing cost of regulatory compliance, management fee compression and outflows from actively managed funds to passive products. In the United States, investment management firms with up to $100 billion of AUM collectively manage approximately $8.8 trillion total AUM. We intend to focus our acquisition efforts on firms with $10 billion to $75 billion in AUM, a size range in which we have successfully executed two transactions—the Munder Acquisition and the RS Acquisition—and in which investment management firms in the United States collectively manage approximately $5.6 trillion of AUM.

Data based on Strategic Insight's Simfund database and Investment Metrics' InvestWorks database as of most recent available date.

        Through our acquisitions to date, we have added Franchises we believe can outperform the market, and where we have a strong understanding of the core business's ability to drive growth for those Franchises and our Company as a whole. These acquisitions have shifted our AUM mix from 38% in our current focus asset classes at the time of our management-led buyout in 2013 to 75% in our current focus asset classes as of September 30, 2017. We believe our deliberate repositioning of our business through acquisitions has equipped us with stronger investment strategies in more compelling asset classes, providing us with a next generation investment management platform.

        We offer our clients an array of equity and fixed income strategies that encompass a diverse spectrum of market capitalization segments, investment styles and approaches. Our current focus asset classes—which consist of U.S. small- and mid-cap equities, global/non-U.S. equities and solutions—collectively comprised 75% of our AUM as of September 30, 2017. We believe strategies in these asset classes are better positioned to attract positive net flows and maintain stable fee rates over the long term. For example, according to data provided by a third-party business intelligence platform for the asset management industry, U.S. large-cap equity funds launching in 2016 had fees that were on average 22 basis points lower than such funds launching in 2011, while U.S. small- and mid-cap equity funds launching in 2016 had fees that were on average 17 basis points and 10 basis points higher than such funds launching in 2011, respectively. Furthermore, we believe we are generally able to meet investor demand in these asset classes; as of September 30, 2017, we estimate we had approximately $120 billion of total excess capacity in our four- and five-star funds in these asset classes that were open to new investors (of which approximately $76 billion is in our solutions platform).

        As outlined below, our business is diversified on multiple fronts, including by business, Franchise and solutions platform, client type and product wrapper.

Data as of September 30, 2017.

(1)
Includes assets managed by Diversified, which were transferred to Munder on May 15, 2017. See "—Our Franchises—Munder Capital Management."

        Within individual asset classes, our Franchises employ different investment approaches. This diversification reduces the correlation between return streams generated by multiple Franchises investing within the same asset class. For example, we have three Franchises focused on Emerging Markets within global/non-U.S. equity, each with a different investment approach. Trivalent's investment team is one of the longest industry practitioners of small cap investing and primarily focuses on quantitative analysis for stock selection. Sophus employs a front-end quantitative screen balanced to first rank stocks, then further applies fundamental research to make investment decisions. Expedition pursues a fundamental bottoms-up approach, with an investment team that travels extensively for on-site due diligence. Due to the differences in investment approaches, each Franchise has a different return profile for investors in different market environments while having exposure to their desired asset classes. In this manner, we purposefully manage our Franchises to ensure that each has a distinct approach within its respective asset classes.

Data as of September 30, 2017.

(1)
Includes assets managed by Diversified, which were transferred to Munder on May 15, 2017. See "—Our Franchises—Munder Capital Management."

        Our multi-channel distribution capabilities provide another degree of diversification, with approximately 57% of our AUM from institutional clients and 43% from retail clients as of September 30, 2017. We believe this client diversification has a stabilizing effect on our revenue, as institutional and retail investors have shown to exhibit different demand patterns and respond to trends in different ways.

        We believe we have created a strong alignment of interests through employee ownership, our Franchise revenue share structure and employee investments in Victory products. Notably, the majority of our employee stockholders acquired their equity in connection with the management-led buyout with Crestview GP from KeyCorp, as well as in connection with the Munder Acquisition and the RS Acquisition. We believe the opportunity to own equity in a well-diversified company is attractive, both to existing employees and those who join as part of acquisitions. We principally compensate our investment professionals through a revenue share program, which we believe further incentivizes our investment professionals to focus on investment performance, while simultaneously minimizing potential distractions from the expense allocation process that would be involved in a profit-sharing program. In addition, our employees and directors collectively have invested over $125 million in products we manage, directly aligning their investment outcomes with those of our clients. We believe the combination of these mechanisms has promoted long-term thinking, an enhanced client experience and ultimately the creation of value for our stockholders.

        Our senior management team has an average of over 20 years of experience in the sector, each bringing significant expertise to his or her role. Our CEO and COO have been with us (and our predecessor) for 13 and 12 years, respectively, overseeing the transformation of the business from a bank subsidiary to an independent investment management firm. Our Franchises' CIOs are highly experienced, having an average of approximately 25 years of experience. Our sales leaders have had significant tenures, with an average of approximately 28 years of experience with us or a predecessor firm.

Competitive Strengths

        We believe we have significant competitive strengths that position us for sustained growth over the long term.

  Integrated Multi-Boutique Model Providing Investment Autonomy, Centralized Distribution, Marketing and Support Functions to Investment Franchises

        We believe our integrated multi-boutique model allows us to achieve the benefits from both the scale of large managers and the focus of smaller managers. Our Franchises retain investment autonomy while benefiting from our centralized middle- and back-office functions. We have demonstrated an ability to integrate our Franchises onto our flexible infrastructure without significantly increasing incremental fixed costs, which is a key component to the scalability of our model. Our structure enables our Franchises to focus their efforts on the investment process, providing them the platform to enhance their investment performance and consequently their growth prospects. Our centralized operations allow our Franchises to customize their desired investment support functions in ways that are best suited for their investment workflow. Through our centralized distribution platform, our Franchises are able to sell their products to institutional investors, retirement plans, brokerages and wealth managers to which it is challenging for smaller managers to gain access.

        Within our model, each Franchise retains its own brand and logo, which it has built over time. Unlike other models with unified branding, there is no requirement for newly acquired Franchises to adjust their product set due to pre-existing products on our platform; they are simply marketed under their own brand as they were previously. Because of this dynamic, we have the flexibility to add new Franchises either to gain greater exposure to certain asset classes or increase capacity in places where we already have exposure.

  Proven Acquirer with Compelling Proposition

        We believe our platform will allow us to continue to be a consolidator within the investment management industry, providing us with an opportunity to further grow and scale our business. Through several transactions, we have demonstrated an ability to successfully source, execute and integrate new Franchises.

        We believe our integrated multi-boutique model is compelling for potential Franchises with entrepreneurial leaders. Under our model, Franchises retain the brands they have built as well as autonomy over their investment decisions, while simultaneously benefiting from the ability to leverage our centralized distribution, marketing and operations platform. Our model further relieves our Franchises of much of their administrative burdens and allows them to instead focus on the investment process, which we believe provides them a platform to enhance their performance. By offering a platform on which Franchises can focus on their core competencies, grow their own brand faster and participate in a revenue share program focused on investment performance rather than expense allocation, we believe we are providing an attractive proposition. Furthermore, we believe transaction-related grants of Victory equity are attractive to Franchise investment personnel, as these personnel receive the advantage of sharing in the potential upside of the entirety of our diversified investment management business.

        Because we integrate a significant portion of each Franchise's distribution, operational and administrative functions, we have been able to extract significant expense synergies from our acquisitions, enabling us to create greater value from transactions. As of September 30, 2017, we had generated net annualized expense synergies of approximately $76 million from our three acquisitions. In our most recent acquisition of RS Investments, we successfully achieved net annual expense synergies of $52 million, which represents over 45% of RS Investments' expenses in the year prior to the acquisition. We incurred $9.9 million in one-time expenses as of September 30, 2017 to achieve those synergies.

        As a disciplined acquirer, we will seek to continue to augment our next generation investment management platform by focusing on acquisition candidates that provide capabilities that are complementary to our strategies in our current focus asset classes, including presence in distribution channels that would enhance our distribution platform. Since our management-led buyout with Crestview GP, our strategy of enhancing our capabilities within our current focus asset classes has driven strong organic growth within these asset classes and for our Company overall. Furthermore, the distribution channels obtained through acquisitions have enhanced our flows.

  Portfolio of Specialized Asset Classes with Potential for Outperformance

        In assembling our portfolio of Franchises, we have selected investment managers offering strategies in specialized asset classes where active managers have shown an established track record of outperformance relative to benchmarks through security selection and portfolio construction. We continue to build our platform to address the needs of clients who would like exposure to asset classes that have potential for alpha generation.

        We find that larger industry trends of flows moving from actively managed strategies to passive ones are not as pronounced in our current focus asset classes.

  Diversified Platform Across Investment Strategies, Franchises and Client Type

        We have strategically built an investment platform that is diversified by investment strategy, Franchise and client type. Within each asset class, Franchises with overlapping investment mandates still contribute to our diversification by pursuing different investment philosophies and/or processes. For example, U.S. small-cap equities, which accounted for approximately 25% of our AUM as of September 30, 2017, consists of four Franchises, each following a different investment strategy. We believe the diversity in investment styles reduces the correlation between the return profiles of strategies within the same asset class, and consequently provides an additional layer of diversification and AUM and revenue stability.

        We believe our AUM is well diversified at the Franchise level, with no Franchise accounting for more than 31% of AUM, and the median Franchise comprising 7% of AUM, as of September 30, 2017. Furthermore, we believe our Franchises' brand independence reduces the impact of each individual Franchise's performance on clients' perceptions of the other Franchises. The distribution of AUM by Franchise, as well as succession planning, mitigates the level of key man risk typically associated with investment management businesses.

        We believe our client base serves as another important diversifying element, as different client segments have shown to have distinct characteristics, including asset class and product preferences, sales and redemptions trends, and exposure to secular trends. We strive to maintain a balance between institutional and retail clients, with 57% and 43% of our AUM as of September 30, 2017 in each of these channels, respectively. We also have the capability to deliver our strategies in product wrappers designed to meet the needs and preferences of investors in each channel. These product wrappers include mutual funds with channel-specific share classes, institutional separate accounts, SMA/UMA/CTF products and ETFs. If a strategy is currently not offered in the wrapper of choice for a client, we have the infrastructure and ability to create a new product wrapper, which helps our Franchises further diversify their investor bases.

  Attractive Financial Profile

        Our revenues have shown to be recurring in nature, as they are based on the level of client assets we manage. The fees we earn have remained high relative to industry averages, as the majority of our strategies are in asset classes that are in higher demand and typically command higher fee rates. From 2013 through the nine-month period ended September 30, 2017, our AUM-weighted average fee rate increased by almost 12%, primarily due to changes in asset class, product and client mix as we repositioned our business to focus on higher-fee asset classes. However, we anticipate that the average fee rate is likely to decline as our solutions platform (which has a lower fee rate than other products) continues to grow. In addition, our fee revenue is generated from strategies with differing return profiles, thus diversifying our revenue stream.

        Because we largely outsource our middle- and back-office functions, as well as technology support, we have relatively minimal capital expenditure requirements. Approximately two-thirds of our expenses are variable in nature, consisting of the incentive compensation pool for employees, sales commissions, third-party distribution costs, sub-advising and the fees we pay to certain of our vendors.

        We have identified three primary net income growth drivers. Firstly, we grow our AUM organically through inflows into our strategies and the market appreciation of those strategies. Secondly, we have a proven ability to grow through synergistic acquisitions. Thirdly, we have constructed a scalable platform; as our AUM increases, we expect margins to expand.

  Economic and Structural Alignment of Interests Promotes Owner-Centric Culture

        Through our revenue share compensation model and broad employee ownership, we have structurally aligned our employees' interests with those of our clients and other stockholders and have created an owner-centric culture that encourages employees to act in the best interests of clients and our Company, as well as to think long term. Additionally, our employees invest in products managed by our Franchises and solutions platform, providing direct alignment with the interests of our clients.

        We directly align the compensation paid to our investment teams with the performance of their respective Franchises by structuring formula-based revenue sharing on the products they manage. We believe that compensation based on revenue rather than profits encourages investment professionals to focus their attention on investment performance, while encouraging them to provide good client service, focus on client retention and attract new flows. We believe the formula-based, client-aligned nature of our revenue sharing fosters a culture of transparency where Franchises understand how and on what terms they are being measured to earn compensation.

        We believe both the high percentage of employee ownership and employees' purchase of a significant percentage of their equity creates a collective alignment with our success. Further, we believe granting equity is attractive to potential new employees and is a retentive mechanism for current employees. As of January 29, 2018, our employees beneficially owned approximately 27% of our shares, having purchased approximately 40% of this equity. In addition to being aligned with our financial success through their equity ownership, our employees and directors collectively have invested over $125 million in products we manage.

Our Growth Strategy

        We have a purposeful strategy aimed to achieve continued growth and success for our Company and our Franchises. The growth we pursue is both organic and inorganic. We seek to grow organically by offering our clients strategies with strong performance track records in specialized asset classes. We intend to continue to supplement our growth through disciplined acquisitions. We primarily seek to acquire investment management firms that strengthen capabilities in our current focus asset classes and/or complement our existing capabilities. We intend for our acquisitions to diversify our business by investment approach and asset class. We believe one of our key advantages in a competitive sales process is our ability to provide access to new distribution channels. We believe that our centralized distribution and marketing platform drives organic growth at our acquired Franchises both by opening new distribution channels to them and providing them with the support of our sales and marketing professionals while allowing them to focus on investment performance.

  Organic Growth

        A key driver of our growth strategy lies in enhancing the strength of each of our existing Franchises. We primarily do this by providing them with access to our centralized distribution, marketing and operations platform. Largely unencumbered by the burdens of administrative and operational tasks, our investment professionals can focus on delivering investment excellence and maintaining strong client relationships, thus driving net flows. We also expect to help our Franchises through fund and share class launches and product development. We believe we are well positioned to help our Franchises grow their product offerings and diversify their investor base, with the ability to offer their strategies in multiple product wrappers to meet clients' needs.

        Our platform provides significant operating leverage to our Franchises and is a key factor in our continued success. As we continue to grow and expand, we will continue to look for ways to invest in our operations, in order to achieve greater economies of scale and provide better products to our Franchises. We continue to expand our distribution capabilities as well, demonstrated by our entry in 2016 into an exclusive distribution agreement with an independent investment management firm in Japan, as well as our launch during the first quarter of 2017 of two emerging market UCITS funds with a global financial advisory firm.

        We continually look to the future, and as a result, our infrastructure investments can range from the immediate to the long term. As an example, we have acquired a minority interest in Cerebellum Capital, an investment management firm that specializes in machine learning. Cerebellum Capital's techniques help to design, execute and improve investment programs and the firm is working with a number of our Franchises to help them optimize their investment processes. We believe investments like these provide tools that can provide enhancements to our Franchises' investment processes, give our Franchises access to proprietary technology that can give them an advantage and help position our Franchises for the future.

        Certain of our Franchise strategies have or may have capacity constraints, and we may choose to limit access to new or existing investors in these strategies. We have generally closed to new investors two Sycamore mutual funds with an aggregate of $15.4 billion in AUM as of September 30, 2017.

        We believe there is significant growth potential in solutions products, most notably in ETFs. Through our VictoryShares brand, we offer ETFs that seek to improve the risk, return and diversification profile of client portfolios. Our approach furthers our commitment to rules-based investing and includes single-and multi-factor strategies designed to provide a variety of outcomes, including maximum diversification, dividend income, downside mitigation, minimum volatility and targeted factor exposure. VictoryShares is designed to provide investors with rules-based solutions that bridge the gap between the active and passive elements of their portfolios.

        Since the CEMP Acquisition in 2015, our ETF products have grown by approximately 850% to approximately $1.9 billion in AUM as of September 30, 2017. As of September 30, 2017, we ranked among the top 20 U.S. ETF issuers by net sales for the preceding 12 months as a percentage of beginning of period assets and ranked #18 for annual growth for the preceding 12 months. In January 2017, we announced plans to launch new ETFs that will track volatility weighted indexes developed in partnership with NASDAQ and launched three new ETFs in the nine months ended September 30, 2017.

  Growth through Acquisitions

        We intend to continue to accelerate growth through disciplined acquisitions. We regularly evaluate potential acquisition candidates and maintain a strong network among industry participants and advisers that provide opportunities to establish potential target relationships and source transactions. We seek targets that can provide us with enhanced investment offerings, complementary products/investing strategies, additional financial strength and/or a broader distribution footprint. We have a preference for investing in asset classes where we have intimate knowledge, provided that further acquisitions must continue to diversify our portfolio in terms of investment strategy. Our focus is not only on U.S. investment managers but also on investment styles that have an international or emerging market presence.

        We believe the universe of potential acquisition targets has grown as a result of the evolution of the distribution landscape, the increasing cost of regulatory compliance, management fee compression and outflows from actively managed funds to passive products. We believe our integrated multi-boutique model makes us an attractive acquirer. Further, our centralized distribution, marketing and operations platform allows us to achieve synergies.

Our Franchises

        As of September 30, 2017, seven of our nine Franchises managed over $1 billion in AUM, providing us with diversification across investment approaches, with no Franchise accounting for more than 31% of our AUM. Our Franchises are independent from one another from an investment perspective, maintain their own separate brands and logos, which they have built over time, and are led by dedicated CIOs. We customize each Franchise's interactions with our centralized platform and the formula for its respective revenue share.

  Our Franchises are:

  Expedition Investment Partners

        Expedition Investment Partners applies a fundamental growth-oriented approach to investing in secular changes occurring in the small-capitalization companies of emerging and frontier classified countries. Expedition's team has diverse backgrounds, is fluent in multiple languages and travels extensively for on-site due diligence at opportunistic and lesser known companies in the emerging and frontier market areas. Expedition is based in New York, NY and managed $0.5 billion in AUM as of September 30, 2017. Expedition's investment team consists of eight professionals with an average industry experience of approximately 16 years.

  INCORE Capital Management

        INCORE Capital Management uses niche and customized fixed income strategies focusing on exploiting structural inefficiencies in the U.S. fixed income markets. INCORE conducts extensive research that includes identifying slower prepayment rates on mortgages, market inefficiencies along particular areas of the yield curve, and proprietary quantitative credit quality modeling. INCORE is based in Birmingham, MI and Brooklyn, OH and managed $6.6 billion in AUM as of September 30, 2017. INCORE's investment team consists of 14 professionals with an average industry experience of approximately 19 years.

  Integrity Asset Management

        Integrity Asset Management utilizes a dynamic value-oriented approach to U.S. mid- and small-capitalization companies. Integrity conducts fundamental stock research to find attractive companies that have compelling discounts to the prevailing market conditions. Integrity is based in Rocky River, OH, and managed $6.0 billion in AUM as of September 30, 2017. Integrity's investment team consists of eight professionals with an average industry experience of approximately 17 years.

  Munder Capital Management

        Munder Capital Management has an experienced team utilizing a "Growth-at-a-Reasonable-Price" strategy in the U.S. equity markets designed to generate consistently strong performance over a market cycle. Munder performs extensive fundamental research in order to find attractive growth companies that it expects will exceed market expectations. Of the companies with independently determined growth attributes, valuation is applied to find the most inexpensive growth companies. Munder is based in Birmingham, MI, and managed $6.3 billion in AUM (including assets formerly managed by Diversified) as of September 30, 2017. Munder's investment team consists of eight professionals with an average industry experience of approximately 23 years.

  NewBridge Asset Management

        NewBridge Asset Management applies a high conviction growth-oriented strategy focusing on U.S. large-capitalization companies experiencing superior long-term growth rates and strong managements. Most of NewBridge's team has worked together since 1996 doing fundamental research on high growth companies. NewBridge usually holds between 25 and 35 securities. NewBridge is based in New York, NY and managed $1.5 billion in AUM as of September 30, 2017. NewBridge's investment team consists of six professionals with an average industry experience of approximately 21 years.

  RS Investments

        RS Investments is made up of three investment teams: RS International; RS Value; and RS Growth. RS Value and RS Growth apply an original and proprietary fundamental approach to investing in value and growth-oriented U.S. equity strategies. The RS Value and RS Growth teams conduct hundreds of company research meetings each year. RS International utilizes a highly disciplined quantitative approach to managing core-oriented global and international equity strategies. RS Investments is based in San Francisco, CA and managed $11.4 billion in AUM as of September 30, 2017. RS Investments' three investment teams consist of 18 professionals with an average industry experience of approximately 18 years.

  Sophus Capital

        Sophus Capital utilizes a disciplined quantitative process that accesses market conditions in emerging equity markets and rank orders attractive companies that are further researched from a fundamental basis. Sophus' team members travel to companies to conduct fundamental research. Sophus is based in Des Moines, IA, with offices in London, Hong Kong and Singapore, and managed $0.8 billion in AUM as of September 30, 2017. Sophus' investment team consists of ten professionals with an average industry experience of approximately 15 years.

  Sycamore Capital

        Sycamore Capital applies a quality value-oriented approach to U.S. mid- and small- capitalization companies. Sycamore conducts fundamental research to find companies with strong high-quality balance sheets that are undervalued versus comparable high quality companies. Sycamore is based in Cincinnati, OH and managed $18.3 billion in AUM as of September 30, 2017, which includes two mutual funds with an aggregate of $15.4 billion in AUM that we have generally closed to new investors. Sycamore's investment team consists of eight professionals with an average industry experience of approximately 15 years.

  Trivalent Investments

        Trivalent Investments utilizes a disciplined approach to stock selection across large to small companies in the international and emerging markets space. Trivalent is one of the longest standing practitioners of international small-capitalization investing in the industry. Trivalent's investment strategy is primarily a proprietary quantitative process that drives stock selection across various countries. Trivalent frequently conducts reviews of stock selection rankings within a portfolio construction and risk management context in order to isolate performance to stock selection. Trivalent is based in Boston, MA, and managed $2.2 billion in AUM as of September 30, 2017. Trivalent's investment team consists of six professionals with an average industry experience of approximately 22 years.

Non-Franchise/Subadvisory Relationships

  Park Avenue

        Park Avenue Institutional Advisers LLC, a unit of New York-based Guardian Life Insurance Company of America, subadvises five of our fixed income funds: the Victory Floating Rate, High Yield, Strategic Income, Tax-Exempt, and High Income Municipal Bond funds. Guardian was the controlling shareholder of RS Investments prior to the RS Acquisition. Park Avenue and VCM have entered into a written sub-advisory agreement, pursuant to which Park Avenue provides sub-advisory services with respect to those fixed income funds, subject to the general oversight of VCM and the board of trustees of the Victory Funds.

        Under the sub-advisory agreement, VCM pays Park Avenue monthly fees for each sub-advised fund based on a percentage of the fees due from such fund to VCM for such month.

        Park Avenue employs a fundamental value approach to investing that gauges value relative to risk, rather than simply reaching for yield. Investment decisions are based on rigorous, independent research into each investment's credit quality, structure and collateral. Park Avenue is based in New York, NY, and managed $1.2 billion in AUM for the Company as of September 30, 2017. Park Avenue's investment team consists of 26 analysts and portfolio managers with an average industry experience of approximately 25 years.

  SailingStone

        SailingStone Capital Partners is an independent investment advisory firm focused exclusively on providing investment solutions in the global natural resource space. SailingStone manages concentrated, long-only natural resource equity portfolios for investors and subadvises our Victory Global Natural Resources Fund. SailingStone was formed in 2014 by members of the RS Investments global natural resources, or GNR, team, pursuant to a written agreement between RS Investments and the GNR team to spin off the GNR business into an independent specialized investment management firm. RS Investments assigned all of its rights in the agreement to VCM in the RS Acquisition. SailingStone's sub-advisory services are subject to the general oversight of VCM and the board of trustees of the Victory Funds.

        Under the sub-advisory agreement, VCM pays SailingStone a monthly fee, based on the Victory Global Natural Resource Fund's assets.

        In addition, through December 31, 2018, we are entitled to a declining percentage of the revenue of SailingStone from certain separate account clients that were transferred in January 2014.

        SailingStone is based in San Francisco, CA, and managed $1.5 billion in AUM for the Company as of September 30, 2017. SailingStone's investment team consists of five professionals with an average industry experience of approximately 21 years.

  KPB Investment Advisors

        KPB Investment Advisors is a registered investment adviser and a wholly owned subsidiary of Key Bank NA. KPB approaches municipal bond investing with a high quality, relative value philosophy. The investment focus is on security selection and exploiting inefficiencies in the municipal market and credit risk is minimized due to ratings quality restrictions. Currently, the only investment mandates for KPB are the two Victory Municipal Bond Funds, which we will liquidate as of December 15, 2017. KPB is based in Cleveland, OH, and managed $55.9 million in AUM for the Company as of September 30, 2017. KPB's investment team consists of two municipal investment professionals with an average industry experience of approximately 21 years.

Solutions Platform

        Our solutions platform consists of multi-Franchise and customized solutions strategies that are primarily rules-based. We offer our solutions platform through a variety of vehicles, including separate accounts, mutual funds and VictoryShares, which is our ETF brand. Like our Franchises, our solutions platform is operationally integrated and supported by our centralized distribution, marketing and operational support functions. As of September 30, 2017, VictoryShares' investment management fees were generally between 30 and 45 basis points.

Our Products and Investment Performance

        As of September 30, 2017, our nine Franchises and solutions platform offered 70 investment strategies with the majority in our current focus asset classes, consisting of U.S. small- and mid-cap equities, global/non-U.S. equities and solutions. These asset classes collectively comprised 75% of our $59.0 billion AUM as of September 30, 2017.

  Product Mix

        Our investment strategies are offered through open-end mutual funds, SMAs, UMAs, ETFs, CTFs and wrap separate account programs. Our product mix is expanding, as we have the ability to add product wrappers to any strategy that is offered by our Franchises.

        Each individual asset class is diversified through the investment strategies of our Franchises, which each employ different investment approaches. Due to the differences in investment approaches, each of our Franchises has different return profiles for investors in different market environments while having exposure to their desired asset classes.

        We have repositioned our business to focus on higher-fee asset classes, resulting in increased average fees. From 2013 through the nine months ended September 30, 2017, our AUM-weighted average fee rate increased by over seven basis points, primarily due to changes in asset class, product and client mix. However, we anticipate that the average fee rate is likely to decline as our solutions platform (which has a lower fee rate than other products) continues to grow. Our ability to sustain this level of fee rates depends on future growth in specific asset classes and distribution channels.

(1)
Calculated by dividing gross investment management fees, fund administration fees and distribution fees by average AUM for the applicable period, which for 2013 is July 31, 2013 through December 31, 2013.

        We believe we are well-positioned for the phased implementation of the DOL's final regulation defining what constitutes investment advice. Among other things, the DOL's final rules restrict investment advisors from selling to ERISA plans and IRAs investment products that generate direct or indirect commissions payable by the holders thereof, unless an exemption applies. The DOL's final rule applies only to sales after June 9, 2017, and there is an exception, generally, for existing assets. In addition, certain provisions of relevant exemptions under the DOL's final rule will not be applicable until July 1, 2019. We believe we offer a wide range of products to investors covered by the DOL's final rules, and we believe the phased implementation of the DOL Rule and related exemptions will not impair our competitiveness with respect to sales from retirement investors.

  Investment Performance

        Our Franchises have established a long track record of benchmark-relative outperformance, including prior to their acquisition by us. As of September 30, 2017, 80% of our strategies by AUM had returns in excess of their respective benchmarks over a ten-year period, 85% over a five-year period and 81% over a three-year period. On an equal-weighted basis, 75% of our strategies have outperformed their benchmarks over a ten-year period, 79% over a five-year period and 74% over a three-year period. We consider both the AUM-weighted and Equal-weighted metrics in evaluating our investment performance. The advantage of the AUM-weighted metric is that it reflects the investment performance of our Company as a whole, indicating whether we tend to outperform our benchmarks for the assets we manage. The disadvantage is that the metric fails to capture the overall effectiveness of our individual investment strategies; it does not capture whether most of our strategies tend to outperform their respective benchmarks. Conversely, the Equal-weighted metric reflects the overall effectiveness of our individual investment strategies, but fails to capture the investment performance of our Company as a whole.

        The table below sets forth our 10 largest strategies by AUM as of September 30, 2017 and their average annual total returns compared to their respective benchmark index over the three-, five- and 10-year periods ended September 30, 2017. These strategies represented approximately 64% of our total AUM as of September 30, 2017.

Strategy/Benchmark Index	3 years	5 years	10 years
Sycamore Mid Cap Value(1)	13.84%	16.84%	11.09%
Russell Midcap Value	9.19%	14.33%	7.85%

Excess Return	4.65%	2.51%	3.24%
Sycamore Small Cap Value(1)	16.36%	16.85%	10.92%
Russell 2000 Value	12.12%	13.27%	7.14%

Excess Return	4.24%	3.58%	3.78%
Munder Mid-Cap Core Growth	9.56%	13.86%	7.90%
Russell Midcap	9.54%	14.26%	8.08%

Excess Return	0.02%	–0.40%	–0.18%
Integrity Small Cap Value Equity	11.59%	15.74%	10.06%
Russell 2000 Value	12.12%	13.27%	7.14%

Excess Return	–0.53%	2.47%	2.92%
RS Mid Cap Growth	10.11%	14.28%	7.31%
Russell Midcap Growth	9.96%	14.18%	8.20%

Excess Return	0.15%	0.10%	–0.89%
RS Small Cap Growth	15.62%	17.08%	10.21%
Russell 2000 Growth	12.17%	14.28%	8.47%

Excess Return	3.45%	2.80%	1.74%
Trivalent International Small-Cap Equity	11.79%	15.31%	5.32%
S&P Developed ex-U.S. SmallCap	10.09%	11.89%	4.09%

Excess Return	1.70%	3.42%	1.23%
RS Large Cap Value	8.59%	14.54%	N/A
Russell 1000 Value	8.53%	13.20%	5.92%

Excess Return	0.06%	1.34%	N/A
RS Small Cap Value	8.97%	13.59%	8.62%
Russell 2000 Value	12.12%	13.27%	7.14%

Excess Return	–3.15%	0.32%	1.48%
Integrity Small/Mid Cap Value Equity	10.30%	14.53%	8.84%
Russell 2500 Value	9.94%	13.25%	7.59%

Excess Return	0.36%	1.28%	1.25%

(1)
Includes two mutual funds with an aggregate of $15.4 billion in AUM as of September 30, 2017 that we have generally closed to new investors.

  For each period shown, performance statistics include only strategies that existed during that entire period (including prior to our acquisition of the strategies).

        Our products have consistently won awards for performance, with three consecutive years of ranking in Barron's Top Fund Families ratings, coming in at #21, #25 and #15 overall for 2016, 2015 and 2014, respectively.

        In addition, a significant percentage of our mutual fund assets attain high Morningstar ratings. As of September 30, 2017, 22 Victory Funds and ETFs had four or five star overall ratings. On an AUM-weighted basis, 62% of our fund AUM had an overall rating of four or five stars by Morningstar. Over a five-year and three-year basis, 66% and 60% of our fund AUM achieved four or five star ratings, respectively.

Morningstar data as of September 30, 2017.

Integrated Distribution, Marketing and Operations

        The centralization of our distribution, marketing and operational functions is a key component in our model, allowing our Franchises to focus on their core competencies of security selection and portfolio construction. In addition, we believe it provides our Franchises with the benefits of operating at scale, providing them with access to larger clients as well as a more streamlined cost structure. As of September 30, 2017, we had 61 employees in management and support functions, 100 sales and marketing professionals and 115 investment professionals.

        Our centralized distribution and marketing functions lead the sales effort for both our institutional and retail channels. Our sales teams are staffed with accomplished professionals that are given specific training on how to position each of our strategies. Partially due to our background in the institutional market, our teams have focused on developing relationships with institutional consultants and retail intermediaries. These relationships can enhance our platform's overall reach and allow our Franchises and solutions platform to access larger clients that typically would not be willing to spend time with smaller investment management firms.

        To ensure high levels of client service, our sales teams liaise regularly with product specialists at our Franchises. The specialists are tasked with responding to institutional client and retail inquiries on product performance and also educating prospective investors and retail partners in coordination with the relevant internal sales team members. Our distribution and marketing professionals collaborate closely with our Franchises' product specialists in order to attract new clients while also servicing and generating additional sales from existing clients.

        Institutional Sales:    Our institutional sales team attracts and builds relationships with institutional clients, the largest institutional consultants and mutual fund complexes and other organizations seeking sub-advisers. Our institutional clientele includes corporations, public funds, non-profit organizations, Taft-Hartley plans, sub-advisory clients, international clients and insurance companies. Our institutional sales and client-service professionals manage existing client relationships, serve consultants and prospects and/or focus on specific segments. They have extensive experience and a comprehensive understanding of our investment activities. On average, each of our client-facing institutional sales professionals has over 20 years of industry tenure.

        Retail Sales:    Our retail sales team is split among regional external wholesalers, retirement specialists and national account specialists, all of whom are supported by an internal calling desk. In the retail channel, we focus on gathering assets through intermediaries, such as banks, broker-dealers, wirehouses, retirement platforms and RIA networks. As of September 30, 2017, 65% of our retail AUM was through intermediaries, while 35% was through retirement platforms. We offer mutual funds and separately managed wrap and unified managed accounts on intermediary and retirement platforms. We have agreements with many of the largest platforms in our retail channel, which has provided an opportunity to place our retail products on those platforms. Further, to enhance our presence on large distribution platforms, we have focused our efforts on servicing intermediary home offices and research departments. These efforts have led to strong growth in platform penetration, as measured by investment products on approved and recommended lists, as well as our inclusion in model portfolios. This penetration provides the opportunity for us to sell more products through distribution platforms. As of September 30, 2017, we had at least two and as many as 13 products on the research recommended/model portfolios of the top ten U.S. intermediary platforms by AUM. These top intermediary platforms included Morgan Stanley, Wells Fargo, Merrill Lynch and Raymond James. We also have agreements with all of the top 20 retirement platforms by AUM, including Fidelity, Vanguard, Voya and Merrill Lynch. As of September 30, 2017, we

had at least one and as many as nine approved products on the recommended list of each of those top 20 retirement platforms that have recommended lists.

        Marketing:    Our distribution efforts are supplemented by our marketing function, which is primarily responsible for enhancing the visibility and quality of our portfolio of brands. They are specifically tasked with managing corporate, Franchise and solutions platform branding efforts, database management, the development of marketing materials, website design and the publishing of white papers. They are also a key component in our responses to requests for proposals sent over by prospective clients. The success of their efforts can be seen by our eVestment #1 ranking for Institutional Brand Awareness among asset managers with between $25 billion and $50 billion in AUM in 2015 and our #4 ranking among asset managers with between $50 billion and $100 billion in AUM in 2016.

        Operations:    Our centralized operations functions provide our Franchises and solutions platform with the support they need so that they can focus on their investment processes. Our centralized functions include distribution, marketing, trading platforms, risk and compliance, middle- and back-office support, finance, human resources, accounting and legal. Although our operations are centralized, we do allow our Franchises a degree of customization with respect to their desired investment support functions, which we believe helps them maintain their individualized investment processes and minimize undue disruptions.

        We outsource certain middle- and back-office activities, such as trade settlement, portfolio analytics, risk, custodian reconciliation, portfolio accounting, corporate action processing, performance calculation and client reporting, to scaled, recognized service providers, who provide their services to us on a variable-cost basis. Systems and processes are customized as necessary to support our investment processes and operations. We maintain relationships with multiple vendors for the majority of our outsourced functions, which we believe mitigates vendor-specific risk. We also have information security, business continuity and data privacy programs in place to help mitigate risk.

        Outsourcing these functions enables us to grow our AUM, both organically and through acquisitions, without the incremental capital expenditures and working capital that would typically be needed. Under our direction and oversight, our outsourced model enhances our ability to integrate our acquisitions, as we are experienced in working with our vendors to efficiently bring additional Franchises onto our platform in a cost-efficient manner. In addition to giving us the flexibility to grow, we believe this model, in which a substantial portion of our expenses are tied to AUM, provides margin protection in case we encounter adverse market conditions.

        We believe both the scalability of our business and our cost structure, in which approximately two-thirds of our expenses are variable, should drive increasing margins and facilitate free cash flow conversion. Additionally, we believe having a majority of our expenses tied to AUM and the number of client accounts provides downside margin protection should there be sustained net outflows or adverse market conditions.

Competition

        We compete in various markets, asset classes and structured vehicles. We sell our investment products in the traditional institutional segments and intermediary and retirement distribution channels, which include mutual funds, wrap accounts, UMAs and ETFs. We face competition in attracting and retaining assets from other investment management firms. Additionally, we compete with other acquirers of investment management firms, including independent, fully integrated investment management firms and multi-boutique businesses, insurance companies, banks, private equity firms and other financial institutions.

        We compete with other managers offering similar strategies. Some of these organizations have greater financial resources and capabilities than we are able to offer and have had strong performance track records. We compete with other investment management firms for client assets based on the following primary factors:

  •
  our investment performance track record of delivering alpha;

  •
  the specialized nature of our investment strategies;

  •
  fees charged;

  •
  access to distribution channels;

  •
  client service; and

  •
  our employees' alignment of interests with investors.

        We compete with other potential acquirers of investment management firms primarily on the basis of the following factors:

  •
  the value that can be delivered to the seller through realization of synergies created by the combination of the businesses;

  •
  the strength of our distribution relationships;

  •
  the value we add through centralized distribution, marketing and operations platforms;

  •
  the investment autonomy Franchises retain post acquisition; and

  •
  the tenure and continuity of our management and investment professionals.

        Our ability to continue to compete effectively will also depend upon our ability to retain our current investment professionals and employees and to attract highly qualified new investment professionals and employees. For additional information concerning the competitive risks that we face, see "Risk Factors—Risks Related to Our Industry—The investment management industry is intensely competitive."

Employees

        As of September 30, 2017, we had approximately 276 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe we have maintained good relationships with our employees.

Business Organization

        Victory Capital Holdings, Inc. was formed in 2013 for the purpose of acquiring VCM and VCA from KeyCorp. VCM is a registered investment adviser managing assets through open-end mutual funds, separately managed accounts, unified management accounts, ETFs, collective trust funds, wrap separate account programs and UCITs. VCM also provides mutual fund administrative services for the Victory Portfolios, Victory Variable Insurance Funds, Victory Institutional Funds and the mutual fund series of Victory Portfolios II, a family of open-end mutual funds, collectively, the Victory Funds. VCM additionally employs all of our U.S. investment professionals across our Franchises and solutions platform, which are not separate legal entities. VCA is registered with the SEC as an introducing broker-dealer and serves as distributor and underwriter for the Victory Funds.

Office Locations

        We lease our principal executive offices, which are located in Brooklyn, OH. In the United States, we also lease office space in New York, NY; Birmingham, MI; Boston, MA; Brentwood, TN; Rocky River, OH; Cincinnati, OH; Denver, CO; Des Moines, IA; and San Francisco, CA. Outside the United States, we lease office space in Singapore, Hong Kong and London. We believe our existing facilities are adequate to meet our current and future business requirements.

Legal Proceedings

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings.

REGULATORY ENVIRONMENT AND COMPLIANCE

        Our business is subject to extensive regulation in the United States at the federal level and, to a lesser extent, the state level, as well as regulation by self-regulatory organizations and outside the United States. Under these laws and regulations, agencies that regulate investment advisers have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines.

SEC Investment Adviser and Investment Company Registration/Regulation

        VCM is registered with the SEC as an investment adviser under the Advisers Act, and the Victory Funds, VictoryShares and several of the investment companies we sub-advise are registered under the 1940 Act. The Advisers Act and the 1940 Act, together with the SEC's regulations and interpretations thereunder, impose substantive and material restrictions and requirements on the operations of advisers and registered funds. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the 1940 Act, ranging from fines and censures to termination of an adviser's registration. As an investment adviser, we have a fiduciary duty to our clients. The SEC has interpreted that duty to impose standards, requirements and limitations on, among other things: trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; use of soft dollars; execution of transactions; and recommendations to clients. We manage accounts for all of our clients on a discretionary basis, with authority to buy and sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with certain of these transactions, we receive soft dollar credits from broker-dealers that have the effect of reducing certain of our expenses. All of our soft dollar arrangements are intended to be within the safe harbor provided by Section 28(e) of the Exchange Act. If our ability to use soft dollars were reduced or eliminated as a result of the implementation of statutory amendments or new regulations, our operating expenses would increase.

        As a registered adviser, VCM is subject to many additional requirements that cover, among other things: disclosure of information about our business to clients; maintenance of written policies and procedures; maintenance of extensive books and records; restrictions on the types of fees we may charge; custody of client assets; client privacy; advertising; and solicitation of clients. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients and (iii) with adequate systems and procedures to ensure compliance.

        For the nine months ended September 30, 2017, 84% of our revenues were derived from our services to investment companies registered under the 1940 Act—i.e., mutual funds and ETFs. The 1940 Act imposes significant requirements and limitations on a registered fund, including with respect to its capital structure, investments and transactions. While we exercise broad discretion over the day-to-day management of the business and affairs of the Victory Funds, VictoryShares and the investment portfolios of the Victory Funds and VictoryShares and the funds we sub-advise, our own operations are subject to oversight and management by each fund's board of directors. Under the 1940 Act, a majority of the directors of our registered funds must not be "interested persons" with respect to us (sometimes referred to as the "independent director" requirement) in order to rely on certain exemptive rules under the 1940 Act relevant to the operation of registered funds. The responsibilities of the fund's board include, among other things: approving our investment advisory agreement with the fund (or, for sub-advisory arrangements, our sub-advisory agreement with the fund's investment adviser); approving other service providers; determining the method of valuing assets; and monitoring transactions involving affiliates. Our investment advisory agreements with these funds may be terminated by the funds on not more than

60 days' notice and are subject to annual renewal by the fund's board after the initial term of one to two years. The 1940 Act also imposes on the investment adviser or sub-adviser to a registered fund a fiduciary duty with respect to the receipt of the adviser's investment management fees or the sub-adviser's sub-advisory fees. That fiduciary duty may be enforced by the SEC, by administrative action or by litigation by investors in the fund pursuant to a private right of action.

        As required by the Advisers Act, our investment advisory agreements may not be assigned without the client's consent. Under the 1940 Act, investment advisory agreements with registered funds (such as the mutual funds and ETFs we manage) terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a "controlling block" of our outstanding voting securities. See "Risk Factors—Risks Related to Our Business—An assignment could result in termination of our investment advisory agreements to manage SEC-registered funds and could trigger consent requirements in our other investment advisory agreements."

SEC Broker-Dealer Registration/FINRA Regulation

        VCA is subject to regulation by the SEC, FINRA and various states. In addition, certain of our employees are registered with FINRA and such states and subject to SEC, state and FINRA regulation. The failure of these companies and/or employees to comply with relevant regulation could have a material adverse effect on our business.

ERISA-Related Regulation

        We are a fiduciary under ERISA with respect to assets that we manage for benefit plan clients subject to ERISA. ERISA, the regulations promulgated thereunder and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and impose monetary penalties for violations of these prohibitions. The duties under ERISA require, among other obligations, that fiduciaries perform their duties solely in the interests of ERISA plan participants and beneficiaries.

        The DOL issued new regulations on April 6, 2016 with an original applicable date for most provisions of April 10, 2017. On April 4, 2017, the DOL released its final rule delaying the original applicable date for 60 days until June 9, 2017. In a memorandum dated February 3, 2017, the President directed the DOL to conduct an examination of the final rule to determine whether it may adversely affect the ability of Americans to gain access to retirement information and financial advice. The DOL is engaging in a careful analysis of the issues raised in the President's memorandum and it is possible, based on the results of the examination, that additional changes may be proposed. The final fiduciary rule substantially expands the definition of "investment advice" and thereby broadens the circumstances under which product distributors could be considered fiduciaries under ERISA or the Internal Revenue Code. Under the final rule, certain communications with plans, plan participants and IRA holders, including the marketing of products, and marketing of investment management or advisory services, could be deemed fiduciary investment advice, causing increased exposure to fiduciary liability if the distributor does not recommend what is in the client's best interests. The DOL also issued amendments to certain of its prohibited transaction exemptions, and issued a new exemption that applies more onerous disclosure and contact requirements to, and increases fiduciary requirements and fiduciary liability exposure in respect of, transactions involving ERISA plans, plan participants and IRAs. While the DOL's definition of what constitutes "investment advice" took effect on June 9, 2017, there is a transition period with respect to the amendments to the existing exemptions and the new exemption until July 1, 2019. During the transition period for these exemptions, financial institutions and advisers must comply with the "impartial conduct standards," including providing advice that is in the "best interest" of the ERISA plan or IRAs. Full compliance with the conditions of the exemptions will be required from and on July 1, 2019. We cannot predict what other proposals may be made, what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

CFTC Regulation

        VCM is registered with the CFTC as a commodity pool operator and is a member of the NFA, a self-regulatory organization for the U.S. derivatives industry. In addition, certain of our employees are registered with the CFTC and members of NFA. Registration with the CFTC and NFA membership subject VCM to regulation by the CFTC and the NFA including, but not limited to, reporting, recordkeeping, disclosure, self-examination and training requirements. Registration with the CFTC also subjects VCM to periodic on-site audits. Each of the CFTC and NFA is authorized to institute proceedings and impose sanctions for violations of applicable regulations.

Non-U.S. Regulation

        In addition to the extensive regulation to which we are subject in the United States, we are also subject to regulation internationally. Our business is also subject to the rules and regulations of the countries in which we market our funds or services and conduct investment activities.

        In Singapore, we are subject to, among others, the Securities and Futures Act, or the SFA, the Financial Advisers Act, or the FAA, and the subsidiary legislation promulgated pursuant to these Acts, which are administered by the Monetary Authority of Singapore, or the MAS. We and our employees conducting regulated activities specified in the SFA and/or the FAA are required to be licensed with the MAS. Failure to comply with applicable laws, regulations, codes, directives, notices and guidelines issued by the MAS may result in penalties including fines, censures and the suspension or revocation of licenses granted by the MAS.

        In Hong Kong, we are subject to the Securities and Futures Ordinance, or the SFO, and its subsidiary legislation, which governs the securities and futures markets and regulates, among others, offers of investments to the public and provides for the licensing of dealing in securities and investment management activities and intermediaries. This legislation is administered by the Securities and Futures Commission, or the SFC. The SFC is also empowered under the SFO to establish standards for compliance as well as codes and guidelines. We and our employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC, and are subject to the rules, codes and guidelines issued by the SFC from time to time. Failure to comply with the applicable laws, regulations, codes and guidelines could result in various sanctions being imposed, including fines, reprimands and the suspension or revocation of the licenses granted by the SFC.

Compliance

        Our legal and compliance functions are integrated into one team of 10 professionals as of September 30, 2017. This group is responsible for all legal and regulatory compliance matters, as well as for monitoring adherence to client investment guidelines. Our legal and compliance teams work through a well-established reporting and communication structure to ensure we have a consistent and holistic program for legal and regulatory compliance. Senior management is also involved at various levels in all of these functions. We cannot assure you that our legal and compliance functions will be effective to prevent all losses. See "Risk Factors—Risks Relating to Our Business—If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses."

        For more information about our regulatory environment, see "Risk Factors—Risks Relating to Our Industry—As an investment management firm, we are subject to extensive regulation" and "Risk Factors—Risks Relating to Our Industry—The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may materially adversely affect our business."

MANAGEMENT

Executive Officers and Directors

        Following the completion of this offering, our executive officers and directors will be:

Name	Age	Position
David C. Brown	45	Chief Executive Officer and Chairman
Michael D. Policarpo	43	Chief Operating Officer
Kelly S. Cliff	48	President, Investment Franchises
Terence F. Sullivan	44	Chief Financial Officer and Head of Strategy
Nina Gupta	43	Chief Legal Officer
Milton R. Berlinski	61	Director
Alex Binderow	36	Director
Lawrence Davanzo	64	Director
Richard M. DeMartini	65	Director
James B. Hawkes	76	Director
Karin Hirtler-Garvey	61	Director
Robert J. Hurst	72	Director
Alan H. Rappaport	64	Director

Executive Officers

        David C. Brown has served as our Chief Executive Officer since our acquisition from KeyCorp in August 2013 and Chairman of our board of directors since April 2014. He joined our board of directors upon its formation. Mr. Brown serves as Chairman and Chief Executive Officer of VCM, responsible for the development, execution and oversight of firm strategy. He is also Chairman of the VCM investment committee and a trustee for the Victory Funds. Mr. Brown joined the firm in 2004 and has held multiple senior level positions including Chief Operating Officer prior to his current role. Before joining Victory, Mr. Brown spent five years at Gartmore Global Investments, Inc. in a number of senior management positions including Chief Financial Officer and Chief Operating Officer of Gartmore Emerging Managers, LLC. Prior to joining Gartmore, he worked for Ernst & Young LLP as a manager in the Assurance & Advisory Business Services unit focusing on investment management businesses. Mr. Brown also currently serves as a director of Cerebellum Capital. He previously was a member of the Bluecoats, Inc. of Cuyahoga County, OH, and previously served on the Summa Health Systems of Ohio Investment Committee and on the board of directors for JumpStart of Ohio. Mr. Brown holds a Bachelor of Arts degree in political science with an emphasis on accounting from Ursinus College and a Master of Business Administration from Case Western Reserve University. He is a Certified Public Accountant. Mr. Brown's extensive business, finance and leadership skills gained and developed through years of experience in the financial services industry, including tenure overseeing our strategic direction as Chief Executive Officer, brings valuable industry-specific knowledge and insights to our board of directors. Mr. Brown has also overseen several transactions in the asset management sector during his tenure with us. He has significant expertise in identifying, structuring and executing strategic acquisitions, as well as in managing boutique firms post-acquisition. These skills, combined with Mr. Brown's extensive knowledge of our business and our industry, enable him to provide valuable insights to our board of directors on our strategic direction.

        Michael D. Policarpo has served as our Chief Operating Officer since February 2016, responsible for the day to day operations of the business platform, including all operations and administration functions, support in inorganic growth sourcing, evaluation and execution and business platform integration. In addition, Mr. Policarpo is responsible for acquisition integration. Mr. Policarpo joined the firm in 2005 and served as our Chief Financial Officer from our acquisition from KeyCorp in August 2013 until July 1, 2017, among various other roles. Prior to joining Victory, he served as Vice President of Finance for Gartmore

Global Investments, Inc. where he was responsible for strategic planning in conjunction with Gartmore's senior management teams. He held several other positions during his five years at Gartmore, including Chief Financial Officer of Advisor Services and corporate controller. Prior to his tenure with Gartmore, he worked for Ernst & Young LLP as a senior accountant in the Assurance & Advisory Business Services unit with a focus on investment management companies, registered investment companies and broker-dealers. Mr. Policarpo holds a Bachelor of Science degree in accounting and finance from Lehigh University. He is a Certified Public Accountant and holds Series 7, 24, 27 and 99 securities licenses.

        Kelly S. Cliff has served as our President, Investment Franchises since November 2015 and was on our board of directors from November 2015 until January 2018. In his role as our President, Investment Franchises, he serves as a strategic resource for our Franchises, focusing on best practices in alpha generation, risk management and alignment of investment management capabilities with client needs. He is also responsible for providing tactical analysis of our existing Franchises as well as evaluating the capabilities of potential new franchises as part of our acquisition strategy. Mr. Cliff oversees the centralized investment functions that support our Franchises, including trading, quantitative analysis and risk management. He is also a member of the VCM investment committee. Prior to joining Victory in 2014, Mr. Cliff spent 22 years with Callan Associates, most recently serving as the Chief Investment Officer of public markets and co-lead of the Global Manager Research Group. Previously, he was Chief Investment Officer of Callan's Trust Advisory Group. Mr. Cliff graduated from the University of the Pacific with a Bachelor of Science in Business Administration and has earned the Chartered Financial Analyst designation and the Chartered Alternative Investment Analyst designation.

        Terence F. Sullivan has served as our Chief Financial Officer and Head of Strategy since July 2017. He is responsible for all finance, accounting, treasury and corporate development activity for the firm. Before joining Victory, Mr. Sullivan was an investment banker at Morgan Stanley in their Financial Institutions Group. Mr. Sullivan joined Morgan Stanley in 2003 and served as Global Head of the Asset Management Sector since 2013 and North American Head of the Asset Management Sector from 2008 to 2013, responsible for advising investment management firms on mergers and acquisitions, capital markets transactions and other strategic initiatives, advising on over $100 billion in transaction values during his tenure. Prior to joining Morgan Stanley, Mr. Sullivan was an associate at Putnam Lovell NBF, an investment banking boutique focused on the financial institutions sector. Before his investment banking career, Mr. Sullivan was a management consultant in the Financial Services Practice at KPMG Consulting where he worked on strategic advisory and business process improvement engagements for banks, investment managers and financial technology firms. Mr. Sullivan holds a Master of Business Administration degree from Columbia Business School and a Bachelor of Science degree in Business Administration with a concentration in Finance from Villanova University.

        Nina Gupta has served as our Chief Legal Officer and Secretary since July 2016. Previously, Ms. Gupta was General Counsel and Secretary of RS Investments from April 2013 until RS Investments was acquired by Victory in July 2016. Prior to joining RS Investments, Ms. Gupta worked at BlackRock Inc., where she was Deputy General Counsel of BlackRock Institutional Trust Company, responsible for providing legal advice in connection with corporate matters, counterparty trading, transactional documentation and regulatory issues in connection with a variety of different fund structures and accounts. Previously, Ms. Gupta was an associate at the law firm of Shearman & Sterling LLP in New York, NY and Menlo Park, CA, where her practice focused on general corporate, structured finance and banking matters. Ms. Gupta earned a law degree from the University of London in 1996 and a Masters in Law from the University of Cambridge in 1997.
Directors

        Milton R. Berlinski joined our board of directors at the time of our acquisition from KeyCorp in August 2013. Mr. Berlinski co-founded Reverence Capital in June 2013 after concluding a 26-year career at Goldman, Sachs & Co., or Goldman Sachs, as a Partner and Managing Director. He joined Goldman

Sachs in 1986 as Vice President of the investment banking division and as one of the founders of Goldman Sachs' Financial Institutions business. He became a Partner and Managing Director in 1996, responsible for Advisory, Principal Investing and Merchant Banking for financial institutions. In 1999, he was named head of the firm's Strategy and Corporate Development Group, and in 2001 he assumed additional responsibility as head of Firm Wide Strategy. Mr. Berlinski also served as a member of the Operating Committee and Compensation Committee. Mr. Berlinski also served as Global Head of the Financial Sponsors Group from 2005 until 2012 and was a founding member of the Financial Institutions Group. Mr. Berlinski is a founding partner of the Aruba Growth Fund, a private equity fund funded by and invested in local companies and institutions in Aruba. Mr. Berlinski received a Master of Business Administration in finance from The Wharton School of Finance at the University of Pennsylvania and a Bachelor of Arts in engineering from California State University. Mr. Berlinski's qualifications to serve on our board of directors include his extensive background in the investment management industry, business development, corporate strategy and international finance, as well as his substantial board experience (both public and private). In addition, he brings experience relating to operations and compensation matters having served as a member of Goldman Sachs Operating and Compensation Committees for several years.

        Alex Binderow joined our board of directors at the time of our acquisition from KeyCorp in August 2013. Mr. Binderow joined Crestview in 2005. At Crestview, Mr. Binderow is a partner and a leader on the financial services team, specializing in asset and wealth management investments. Prior to joining Crestview, he worked at Bear, Stearns & Co. in the company's acquisition finance group on a range of assignments, which included leveraged buyouts, strategic refinancings and M&A financings across various industries. Mr. Binderow is currently a director of certain Crestview portfolio companies and previously served on the board of directors of Munder, a registered investment company, until the Munder Acquisition. Mr. Binderow received his Bachelor of Business Administration, with high distinction, from Emory University's Goizueta Business School with majors in finance and organization & management. Mr. Binderow's qualifications to serve on our board of directors include his in-depth knowledge and experience in mergers and acquisitions, investing, leveraged finance, capital markets and asset management.

        Lawrence Davanzo joined our board of directors in October 2014. Mr. Davanzo most recently served as President of Wilshire Associates Incorporated, overseeing the asset management areas of the firm, and as Vice Chairman of the board of directors of Wilshire and on its executive committee until his retirement in 2012. He first joined Wilshire in 1978 and rejoined in October 2004. During his tenure at Wilshire, he founded Wilshire's Pension Consulting business and built the firm's Funds Management Group. With over $70 billion in AUM for financial intermediaries, Funds Management became the firm's primary source of revenue growth. He also served as President of the firm's mutual fund complexes. During Mr. Davanzo's career, he also founded Asset Strategy Consulting and served as its managing director from February 1991 to February 2000. Mr. Davanzo earned both his Master of Finance and Bachelor of Arts degrees at the University of Wisconsin-Madison. Mr. Davanzo's qualifications to serve on our board of directors include the knowledge and experience gained in the combination of more than 40 years of asset management experience through his extensive career at Wilshire Associates and also managing and running his own investment consulting firm. This allows him to bring to the board of directors a deep understanding of issues associated with operating a business and the importance of client service and customer satisfaction unique to the asset management business.

        Richard M. DeMartini joined our board of directors at the time of our acquisition from KeyCorp in August 2013. Mr. DeMartini joined Crestview as a partner in 2005. He leads Crestview's financial services strategy. Prior to Crestview, Mr. DeMartini served as President of the Bank of America Asset Management Group from March 2001 until December 2004. At Bank of America, Mr. DeMartini was responsible for all wealth and asset management activities and oversaw approximately $400 billion in AUM. He was also a member of Bank of America's operating committee. Prior to working at Bank of

America, Mr. DeMartini served as Chairman and Chief Executive Officer of the international private client group at Morgan Stanley Dean Witter. His 26-year career at Morgan Stanley included roles as President of individual asset management, Co-President of Dean Witter & Company, Inc. and Chairman of Discover Card. He was also a member of the Morgan Stanley management committee. He also currently serves as a director of Partners Capital and as a trustee and President of the Whitney Museum of American Art. Mr. DeMartini has served as Chairman of the board of directors of the NASDAQ Stock Market, Vice Chairman of the board of directors of the National Association of Securities Dealers, Inc. and a director of Capital Bank Financial Corp. Mr. DeMartini received a Bachelor of Arts from San Diego State University. Mr. DeMartini's qualifications to serve on our board of directors include his in-depth knowledge and operating experience in financial services, particularly in the asset and wealth management sectors, having held senior executive positions at major institutions. In addition, Mr. DeMartini has significant experience as a director on the boards of public and private companies. He provides the board of directors with a valuable perspective on global investment management and capital markets and has extensive experience in assessing value, strategy and risks related to potential acquisitions.

        James B. Hawkes joined our board of directors at the time of our acquisition from KeyCorp in August 2013. Mr. Hawkes also serves as Chairman Emeritus of Eaton Vance. In his 37-year career at Eaton Vance, Mr. Hawkes served in numerous senior executive roles, including Chairman, President and Chief Executive Officer, Chief Investment Officer and Director of Investment Research. Mr. Hawkes also serves on the board of managers of Central Park Group, an alternative investment advisory firm, and on other private company boards. He is a trustee of the Peabody Essex Museum and Winterthur Museum. Mr. Hawkes earned a Master of Business Administration from Harvard Business School and a Bachelor of Science in aerospace engineering from the University of Oklahoma. He also earned the Chartered Financial Analyst designation. Mr. Hawkes' qualifications to serve on our board of directors include his extensive business, finance, investment and leadership skills gained and developed through years of experience in the numerous senior executive roles held during his 37-year career at Eaton Vance. In particular, as former Chief Executive Officer of Eaton Vance, Mr. Hawkes has substantial experience managing and leading a firm in the financial services industry. These skills, combined with Mr. Hawkes' extensive knowledge of our business and our industry, enable him to provide valuable insights to our board of directors on our strategic direction.

        Karin Hirtler-Garvey joined our board of directors in October 2014. Ms. Hirtler-Garvey has over nine years of experience as a board director in diversified industries and over 25 years of leadership experience in the financial services industry, preceded by eight years in public accounting as a CPA licensed in New Jersey. She commenced her board services in 2005 as a director at ARO Liquidation, Inc. (formerly Aeropostale, Inc.), where she currently serves as Chairman of the board of directors (previously the Lead Independent Director and Audit Committee Chair). Ms. Hirtler-Garvey is also a director at Medley Capital Corporation, where she serves as the Compensation Committee Chair and a member of the Audit Committee and the Nominating and Governance Committee, USAA Federal Savings Bank, where she serves as the Risk Committee Chair and a member of the Audit and Compensation Committees, Validus Holdings, Ltd., where she serves as a member of the Audit and Risk Committee, and Western World Insurance Company, where she serves as the Audit Committee Chair. Ms. Hirtler-Garvey also serves on other private company boards, including the audit and risk committees of such boards. Previously, Ms. Hirtler-Garvey served as a director and Audit Committee Chair at Residential Capital LLC. Ms. Hirtler-Garvey was previously Chief Risk Officer at Ally Financial (formerly GMAC) and held a broad range of leadership positions at Bank of America and its predecessor NationsBank and a broad range of mid-level assignments at J.P. Morgan in both the finance and risk groups. Prior to this, she worked for eight years at Ernst & Young LLP with a focus on banking, insurance, garment industry and technology clients. Ms. Hirtler-Garvey earned a Bachelor of Science from Fairleigh Dickinson University and is a Certified Public Accountant. Ms. Hirtler-Garvey brings executive experience from large national and international, diversified financial services companies providing traditional banking, real estate, insurance and asset management services and through her service on other public company boards. Ms. Hirtler-Garvey provides our board of directors with unique insight and perspective to its oversight of our global operations, corporate governance and risk management. She qualifies as an audit committee financial expert under the rules and regulations of the SEC.

        Robert J. Hurst joined our board of directors in October 2016. Mr. Hurst joined Crestview in 2005 and is Vice Chairman of Crestview and a member of its investment committee. He retired as Vice Chairman of Goldman Sachs in June 2004. At Goldman Sachs, Mr. Hurst spent 30 years in a variety of leadership positions, including head of the investment banking division from 1990 to 1999. Following Goldman Sachs' initial public offering, Mr. Hurst became Vice Chairman and a member of the board of directors and focused on firm-wide matters in addition to having client responsibilities. He is currently a director of VF Corporation and has served on the board of directors of six other public companies. He has been active in the nonprofit sector and currently serves as Chairman of the board of directors of the Aspen Music Festival and School, Chairman of the National Cybersecurity Center, former Chairman of the board of directors and currently Chairman of the executive committee of the Whitney Museum of American Art, a trustee and member of the executive committee of The Aspen Institute, Chairman emeritus of the Jewish Museum and a former member of the board of overseers of The Wharton School. He is a member of the Council on Foreign Relations. Mr. Hurst was also founding Chief Executive Officer of the 9/11 United Services Group, the coordinating arm for 13 social service agencies involved in relief activities, including the Red Cross. Mr. Hurst received a Master of Business Administration from The Wharton School at the University of Pennsylvania and a Bachelor of Arts from Clark University. He also did additional graduate work as a Public Finance Fellow at the University of Pennsylvania. Mr. Hurst's qualifications to serve on our board of directors include his 30 years of operating and leadership experience at Goldman Sachs and as a partner in a private equity firm. Through his involvement with Crestview, he has provided leadership to both public and private companies. Mr. Hurst brings to our board of directors extensive experience in the financial services industry, finance and business development.

        Alan H. Rappaport joined our board of directors at the time of our acquisition from KeyCorp in August 2013. Mr. Rappaport was formerly the Chairman and President of Bank of America's Private Bank as well as managing director of Chase Investment Advisors and a member of the management committee of Chase Global Private Bank. Prior to Bank of America, Mr. Rappaport served as a Managing Director of the Chase Global Private Bank and a Partner of the Beacon Group. Mr. Rappaport also spent 17 years with CIBC Oppenheimer, where he was the senior executive responsible for the Asset Management Division. Mr. Rappaport serves as an adjunct professor of finance at New York University's Stern School of Business and a lecturer at Stanford University's Graduate School of Business. Previously, Mr. Rappaport had served as Chairman of the Board of Trustees of GuideStar, trustee of NYU Langone Medical Center, trustee of the American Museum of Natural History and national co-chair of the Duke University Parents Committee. He is currently a member of the Council on Foreign Relations, an advisory director of Roundtable Investment Partners, and serves on the boards of directors of PIMCO multifund complex and Allianz multifund complex. Mr. Rappaport earned a Master of Business Administration from Stanford University and a Bachelor of Arts from Harvard University. Mr. Rappaport's qualifications to serve on our board of directors include the knowledge, leadership and experience gained in over 40 years of working in the investment management business of a large global, complex asset management organization, including serving as Chairman and President of Bank of America's Private Bank. Mr. Rappaport's leadership and experience in academia provide our board of directors with a unique perspective and in-depth understanding of issues concerning international finance, economics and public policy.

Corporate Governance

Composition of the Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our directors were elected pursuant to the terms of our current certificate of incorporation and bylaws and our Amended and Restated Shareholders' Agreement, or the Shareholders' Agreement. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Following the completion of this offering, under our further amended and restated Shareholders' Agreement, for so long as Crestview Victory continues to own 20% of the aggregate outstanding shares of common stock, we will have the obligation to nominate three Crestview Victory designees to the board of directors, for so long as Crestview Victory continues to own at least 10% but less than 20% of the aggregate outstanding shares of common stock, we will have the obligation to nominate two Crestview Victory designees, and for so long as Crestview Victory continues to own at least 5% but less than 10% of the aggregate outstanding shares of common stock, we will have the obligation to nominate one Crestview Victory designee (plus one individual with board observer rights who is permitted to attend board and committee meetings). For so long as Reverence Capital continues to own at least 10% of the aggregate outstanding shares of common stock, we will have the obligation to nominate two Reverence Capital designees, and for so long as Reverence Capital continues to own at least 5% but less than 10% of the aggregate outstanding shares of common stock, we will have the obligation to nominate one Reverence Capital designee. As long as it is entitled to designate at least one director to the board of directors, each of Crestview Victory and Reverence Capital will be entitled to have a designee serve on each board committee, subject to applicable law and stock exchange requirements. Each of the stockholders party to the Shareholders' Agreement (including the Employee Shareholders Committee) will also agree to vote, or cause to vote, all of its outstanding shares to ensure the above composition of our board of directors.

        In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors, with three directors in Class I (expected to be Alex Binderow, Karin Hirtler-Garvey and Lawrence Davanzo), three directors in Class II (expected to be Robert J. Hurst, James B. Hawkes and Alan H. Rappaport) and three directors in Class III (expected to be David C. Brown, Milton R. Berlinski and Richard M. DeMartini). Class I directors will initially serve for a term expiring at the first annual meeting of the stockholders following the effective date of this offering. Class II directors will initially serve for a term expiring at the second annual meeting following the effective date of this offering and Class III directors will initially serve for a term expiring at the third annual meeting of the stockholders following the effective date of this offering. At each succeeding annual meeting of the stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. See "Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Classified Board."

Background and Experience of Directors

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

        Our board of directors has evaluated the independence of its members based upon the rules of NASDAQ. Applying these standards, our board of directors has affirmatively determined that each of the directors, other than Mr. Brown, is an independent director.

Board Leadership Structure

        Our board of directors includes our Chief Executive Officer, who also serves as Chairman of the board of directors. Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. To this end, our board of directors has no policy mandating the combination or separation of the roles of Chairman of the board of directors and Chief Executive Officer. The board of directors will discuss and consider the matter from time to time as circumstances change and, subject to our amended and restated bylaws, will have the flexibility to modify our board structure as it deems appropriate.

Board Committees

        Upon the completion of this offering, the board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the board committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

        Upon the completion of this offering, Crestview GP will own Class B common stock representing approximately 60% of the total voting power of our outstanding common stock and the unvested restricted stock. As a result, we will be a "controlled company" under the NASDAQ corporate governance listing standards. As a controlled company, we are exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our board of directors consists of independent directors, as defined under the rules of NASDAQ;

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  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        We intend to take advantage of these exemptions following the completion of this offering for so long as Crestview GP holds a majority of our voting power. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Audit Committee

        The Audit Committee will be responsible for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors' qualifications, independence and compensation; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics.

        Upon the completion of this offering, the Audit Committee will consist of Karin Hirtler-Garvey (Chair), Lawrence Davanzo and Alan H. Rappaport. Rule 10A-3 of the Exchange Act and the NASDAQ rules require us to have one independent Audit Committee member upon the listing of our Class A common stock, a majority of independent directors on our Audit Committee within 90 days of the date of this prospectus and an Audit Committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that each of Karin Hirtler-Garvey, Lawrence Davanzo and Alan H. Rappaport meet the definition of "independent director" for purposes of serving on an audit committee under Rule 10A-3 and the NASDAQ rules, and we intend to comply with the other independence requirements within the time periods specified. Karin Hirtler-Garvey has been identified as an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC. The Audit Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon the completion of this offering, the charter of the Audit Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Compensation Committee

        The Compensation Committee will be responsible for, among other things, determining the compensation of our executive officers, reviewing our executive compensation policies and plans, administering and implementing our equity compensation plans, and preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

        Upon the completion of this offering, the Compensation Committee will consist of Alan H. Rappaport (Chair), James B. Hawkes, Alex Binderow and Milton R. Berlinski. The Compensation Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon the completion of this offering, the charter of the Compensation Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

        As a controlled company, we may rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee will be responsible for, among other things, reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors, reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors, overseeing our board of directors' performance and self-evaluation process, reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto, and developing and reviewing a set of corporate governance principles.

        Upon the completion of this offering, the Nominating and Corporate Governance Committee will consist of Richard M. DeMartini (Chair), James B. Hawkes and Milton R. Berlinski. The Nominating and Corporate Governance Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon the completion of this offering, the charter of the Nominating and Corporate Governance Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

        As a controlled company, we may rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Compensation Committee Interlocks and Insider Participations

        None of the members of our Compensation Committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Business Conduct and Ethics

        Upon the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting.

Following the completion of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Director Compensation

        Certain of our non-employee directors have received annual cash compensation, stock in lieu of cash compensation or restricted stock awards for service on our board of directors. We also reimburse our directors for their reasonable travel and accommodation expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors. See "Executive Compensation—Director Compensation" for a discussion of the compensation and reimbursement policies for our directors upon the completion of this offering.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

        The following table sets forth information regarding the compensation awarded to, earned by or paid to certain of our executive officers during the fiscal year ended December 31, 2017. As an emerging growth company, we have chosen to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our next two most highly compensated executive officers. Throughout this prospectus, these three officers are referred to as our "named executive officers."

        The compensation reported in this Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of becoming a publicly traded company and our compensation program following the completion of this offering could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(5)	Option Awards ($)(2)	Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
David C. Brown	2017	600,000	3,684,135	3,000,000	113,970	—	460,776	7,858,881
Chief Executive Officer and Chairman
Michael D. Policarpo	2017	375,000	830,979	1,700,000	410,293	—	272,612	3,588,884
Chief Operating Officer
Kelly S. Cliff	2017	425,000	914,978	1,850,000	615,439	—	212,152	4,017,569
President, Investment Franchises

(1)
The amounts reported as earned in this column represent the bonuses earned with respect to 2017 by each executive pursuant to our annual bonus plan. These amounts were paid in 2017. For additional information, please see "—Summary Compensation Table—Narrative to Summary Compensation Table—Annual Bonus Plan" below.

(2)
Represents the aggregate grant date fair value of options granted to our named executive officers in 2017, equal to $113,970 for Mr. Brown, $410,293 for Mr. Policarpo and $615,439 for Mr. Cliff. With respect to time-vesting options, the grant date fair value was determined using a Black-Scholes option-pricing model, and with respect to performance-vesting options, the grant date fair value was determined based on the probable outcome of the performance conditions as of the grant date. For additional information with respect to options granted during 2017, including a discussion of the assumptions made in valuation, see note 13 to our consolidated financial statements included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by our named executive officers, which depends on the market value of our Class B common stock on a date in the future.

(3)
Our named executive officers had no above-market or preferential earnings on deferred compensation during 2017.

(4)
The amounts reported as earned by each named executive officer in this column represent employer matching contributions made to Messrs. Brown, Policarpo and Cliff of $16,200, $16,200 and $15,369, respectively, under our 401(k) plan during 2017, as well as employer matching contributions made to Messrs. Brown, Policarpo and Cliff of $163,800, $144,024 and $124,603, respectively, under our nonqualified deferred compensation plan. Amounts reported also include dividend payments in respect of outstanding equity-based awards of $280,776, $112,388 and $72,180 for Messrs. Brown, Policarpo and Cliff, respectively.

(5)
Represents the aggregate grant date fair value of the shares of restricted stock granted to our named executive officers in 2017. With respect to performance-vesting shares of restricted stock, the grant date fair value was determined based on the probable outcome of the performance conditions as of the grant date. For additional information with respect to shares of restricted stock granted during 2017, including a discussion of the assumptions made in valuation, see note 13 to our consolidated financial statements included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by our named executive officers, which depends on the market value of our Class B common stock on a date in the future.

Narrative to Summary Compensation Table

        Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to the agreements, plans and programs which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control, please see "—Potential Payments Upon Termination or Change in Control" below.

        Employment Agreement with David C. Brown.    We have entered into an employment agreement with Mr. Brown, dated August 5, 2014, pursuant to which he serves as the Chief Executive Officer of VCM and as a director on our board of directors (of which he is currently the Chairman). The employment agreement provided for an initial term ending July 31, 2017, with automatic one-year extensions thereafter. On July 31, 2017, the term of the agreement was automatically extended to July 31, 2018. Pursuant to his employment agreement, Mr. Brown is entitled to an annual base salary of $600,000 and an annual cash bonus of $600,000 (payable quarterly). In addition, Mr. Brown is eligible for an additional incentive award based on the achievement of specified performance criteria as determined by our board of directors, as described further under "—Summary Compensation Table—Narrative to Summary Compensation Table—Annual Bonus Plan" below. The 2014 employment agreement provides that Mr. Brown's additional incentive award will have an annual target of $1,200,000 and will be payable 50% in cash and 50% in fully-vested equity. However, for 2017, we and Mr. Brown agreed that the additional incentive award would be determined by our Compensation Committee in its sole discretion after considering market competitiveness, Company performance factors and individual performance (including in connection with this offering) and without regard to the target or form of payment provisions set forth in the 2014 employment agreement. For a discussion of Mr. Brown's severance entitlements pursuant to his 2014 employment agreement, see "—Potential Payments Upon Termination or Change in Control" below.

        In connection with this offering, we have entered into a new employment agreement with Mr. Brown, dated March 20, 2017, which will take effect as of the effective date of this offering and supersede Mr. Brown's 2014 employment agreement. The terms of Mr. Brown's 2017 employment agreement are substantially similar to those of his 2014 employment agreement, except that his 2017 employment agreement provides that he will serve as our Chief Executive Officer and Chairman for an indefinite term, that his target annual incentive award will be determined by our board of directors and Compensation Committee and be payable partly in cash and partly in fully-vested equity, that the severance benefits payable in the event of a termination without "cause" or for "good reason" (each as defined in the 2017 employment agreement) that are tied to the base salary, annual bonus and annual incentive award will be two times the average for the previous two years (as opposed to two times the previous year total), and that Mr. Brown will receive an additional pro-rated annual bonus in the event of a termination due to his death or "disability" (as defined in the 2017 employment agreement). In addition, Mr. Brown's 2017 employment agreement provides that, upon a "change in control" (as defined in the 2017 employment agreement), only unvested equity awards granted prior to March 11, 2017 will be accelerated. For a discussion of Mr. Brown's severance entitlements pursuant to his 2014 employment agreement, see "—Potential Payments Upon Termination or Change in Control" below.

        Annual Bonus Plan.    Certain employees, including our named executive officers, are eligible to participate in the Victory Capital Holdings, Inc. Bonus Plan, pursuant to which participants are eligible to earn a bonus with respect to each fiscal year, typically paid in the first calendar quarter of the subsequent calendar year for which the bonus is earned, subject to the participant remaining employed with us through the payment date. Individual awards may be discretionary or earned based on individual, Company or other performance criteria determined by our Compensation Committee. 2017 annual bonuses for our named executive officers, which were paid in 2017, were determined at the discretion of the Compensation Committee after consideration of both Company and individual performance (including in connection with this offering), and in the case of Messrs. Policarpo and Cliff, recommendations from Mr. Brown. For 2017, Messrs. Policarpo and Cliff were eligible to earn target bonuses equal to $750,000 and $1,000,000, respectively, and were awarded actual bonuses of $830,979 and $914,978, respectively. In addition, Mr. Brown was awarded an actual bonus of $3,684,135. Mr. Brown did not have a target bonus for 2017, and the Compensation Committee determined the amount of his bonus after considering market competitiveness, Company performance factors and individual performance (including in connection with this offering). None of our named executive officers received any annual bonus amounts that were payable in shares of our Class B common stock. For each fiscal year, such pool, unless otherwise determined by our board of directors or Compensation Committee in accordance with the plan, will be equal to 35% of pre-bonus EBITDA, of which 30% is payable in cash and 5% is payable in shares of our Class B common stock, subject to the discretion of our board of directors to adjust such bonus pool based on extraordinary events, non-cash GAAP charges or transactions. For this purpose, and subject to additional adjustments as may be determined by our board of directors in its discretion, pre-bonus EBITDA is generally calculated using our Adjusted EBITDA, to which we add back pre-IPO governance expenses, director fees, and board-related expenses, and from which we deduct compensation in excess of expected levels due to acquisitions and lease amortization costs, to arrive at Management reported EBITDA. We then add back our incentive compensation expense to Management reported EBITDA to arrive at pre-bonus EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information" for a discussion of how Adjusted EBITDA is calculated and a reconciliation of net income to Adjusted EBITDA. For 2017, we expect that the pool payable in cash will exceed 30% of our pre-bonus EBITDA on account of special, one-time bonuses awarded in connection with this offering.

        Stock Plans.    We currently provide grants of equity-based awards to eligible service providers under the Victory Capital Holdings,  Inc. Equity Incentive Plan, or the 2013 Plan. In 2017, we granted options to members of our management team, including to each of our named executive officers, under the 2013 Plan. For a summary of the principal features of the 2013 Plan, see "—Additional Incentive Compensation Plans and Awards—Equity Incentive Plans" below. Historically, the options granted to our named executive officers have consisted of 60% options subject to time-vesting conditions, or time-vesting options, which vest over a period of four years, 25% per year, beginning on the first anniversary of the applicable grant date, and 40% options subject to performance-vesting conditions, or performance-vesting options, which are earned based on level of achievement of the following performance goals prior to the applicable expiration date:

        For performance-vesting options granted to our named executive officers in March 2017:

Performance Goal	Weighting	Performance/Vesting Levels ($)
		50% Vesting	75% Vesting		100% Vesting
Management reported EBITDA (in millions)(1)	45%	134.0	155.0		165.0
Revenue (in millions)	35%	385.0	400.0		435.0
AUM (in billions)	20%	57.0	—	(2)	61.0

(1)
See above in "—Annual Bonus Plan" for a description of how Management reported EBITDA is calculated.

(2)
There is no 75% performance/vesting level specified for the AUM performance goal.

        For all other performance-vesting options granted to our named executive officers:

Performance Goal	Weighting	Performance/Vesting Levels ($)
		50% Vesting(2)	75% Vesting	100% Vesting
Management reported EBITDA (in millions)(1)	45%	Vested	134.0	155.0
Revenue (in millions)	35%	Vested	385.0	400.0
AUM (in billions)	20%	Vested	54.0	57.0

(1)
See above in "—Annual Bonus Plan" for a description of how Management reported EBITDA is calculated.

(2)
50% of the performance-vesting options were vested in connection with the Munder Acquisition and/or the RS Acquisition.

        Vesting of performance-vesting options is determined on an absolute basis and is not determined by interpolation for performance between achievement levels. Time-vesting options and performance-vesting options are subject to additional vesting in connection with certain terminations of employment and/or a change in control, as discussed under "—Potential Payments Upon Termination or Change in Control" below.

        In 2017, we granted restricted shares to each of our named executive officers under the 2013 Plan. In connection with the first such grant, Messrs. Brown, Policarpo and Cliff received 222,045, 111,022 and 111,022 restricted shares, respectively. The restricted share grants were made to each of our named executive officers on March 31, 2017 and consisted 50% of restricted shares subject to time-vesting conditions, or time-vested restricted shares, which vest 100% on March 31, 2020, and 50% of restricted shares subject to performance-vesting conditions, or performance-vested restricted shares. These performance-vested shares are earned based on achievement of share price targets as follows: one-third of the performance-vested restricted shares will vest when the fair market value of a share equals or exceeds $19.98; one-third of the performance-vested restricted shares will vest when the fair market value of a share equals or exceeds $22.84; and one-third of the performance-vested restricted shares will vest when the fair market value of a share equals or exceeds $25.69. We made an additional grant of restricted shares to each of our named executive officers on January 1, 2018, under the 2013 Plan. In connection with such grant, Messrs. Brown, Policarpo and Cliff received 613,179, 350,388 and 297,829 restricted shares, respectively. Such grant consisted 50% of time-vested restricted shares, which will vest 50% on January 1, 2021, 25% on January 1, 2022 and 25% on January 1, 2023, and 50% of performance-vested restricted shares, which will be earned based on the share price performance criteria described above. Except as may otherwise be provided in an employment agreement, as discussed under "—Potential Payments Upon Termination or Change in Control" below, the restricted shares granted in 2017, or the 2017 restricted shares, are not subject to accelerated vesting upon a change in control and will generally be forfeited upon a termination of employment for any reason prior to vesting.

        In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the Victory Capital Holdings, Inc. 2018 Stock Incentive Plan, or the 2018 Plan, and the Victory Capital Holdings, Inc. 2018 Employee Stock Purchase Plan, or the 2018 ESPP, each of which will be effective upon the completion of the offering. For summaries of the 2018 Plan and the 2018 ESPP, see "—Additional Incentive Compensation Plans and Awards—Equity Incentive Plans" below.

        Health and Welfare Plans.    Our named executive officers are eligible to participate in the employee benefit plans that we offer to our employees generally, including medical, dental, vision, life and accidental death and dismemberment, disability, supplemental life, a health savings account, health and dependent care flexible spending accounts, critical illness and accident benefit plans, as well as commuter benefits and health and wellness rewards.

        Nonqualified Deferred Compensation Plan.    Messrs. Brown, Policarpo and Cliff currently participate in the Victory Capital Management Inc. Deferred Compensation Plan, or the NQDC Plan, a nonqualified deferred compensation plan maintained by us primarily for the benefit of a select group of management or highly compensated employees. Pursuant to the NQDC Plan, participants may elect to defer up to 100% of their base compensation and cash incentive compensation. In addition, we currently provide a matching contribution equal to 100% of a participant's deferral contribution, up to a maximum of the lesser of 6% of compensation in excess of the Internal Revenue Code Section 401(a)(17) limit for the applicable year or $3,000,000 per year. We may also elect to provide discretionary contributions pursuant to the NQDC Plan. Deferred amounts and employer contributions are contributed to individual accounts in the NQDC Plan trust, and participants self-direct the notional investment of deferred contribution accounts in various investment funds. A participant is 100% vested in his deferral contributions when contributed, and will become 100% vested in our matching contributions and discretionary contributions after three years of continuous service. The vested balance of a participant's account may be distributed in a lump sum, in five equal installments or in another approved form upon a participant's death, disability, separation from service (including retirement), a change in control event, or on a time or fixed schedule, in each case, as elected by the participant in accordance with the terms of the NQDC Plan. As of January 11, 2018, Messrs. Brown, Policarpo and Cliff were fully vested in their NQDC account balances. For a summary of the treatment of named executive officers' account balances under the NQDC Plan in connection with certain terminations of employment and/or a change in control, see "—Potential Payments Upon Termination or Change in Control" below.

        401(k) Plan.    We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. Full-time employees, other than nonresident aliens and leased employees, who are paid from our U.S. payroll are generally eligible to participate in the plan. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Internal Revenue Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee and employer contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Pre-tax contributions by participants and contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and all contributions are generally deductible by us when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee is 100% vested in his pre-tax deferrals and any employer contributions when contributed. The plan provides for an employer matching contribution for employees who have completed at least one year of service equal to 100% of a participant's 401(k) contributions, up to 6% of the participant's compensation, as well as discretionary profit sharing contributions.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth outstanding equity awards to acquire shares of our Class B common stock held by each of our named executive officers as of December 31, 2017.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)(5)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)(5)	Option Exercise Price ($)(6)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)(5)	Market Value of Shares Or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)(3)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)(4)
David C. Brown	7/31/2013	367,782	0	17,330	$2.45	7/31/2023	—	$—	—	$—
	2/5/2014	70,515	13,139	3,941	$2.45	2/5/2024	—	$—	—	$—
	12/17/2014	32,739	6,100	1,830	$4.73	12/17/2024	—	$—	—	$—
	3/11/2016	31,225	27,824	2,782	$7.52	3/11/2026	—	$—	—	$—
	4/15/2016	130,107	115,937	11,593	$7.52	4/15/2026	—	$—	—	$—
	3/10/2017	5,088	11,102	2,312	$13.52	3/10/2027	—	$—	—	$—
	3/31/2017	0	0	0	$—	—	111,022	$1,584,284	111,022	$1,584,284
Michael D Policarpo	7/31/2013	171,631	0	8,087	$2.45	7/31/2023	—	$—	—	$—
	2/5/2014	29,616	5,518	1,655	$2.45	2/5/2024	—	$—	—	$—
	12/17/2014	25,184	4,692	1,407	$4.73	12/17/2024	—	$—	—	$—
	3/11/2016	23,419	20,868	2,086	$7.52	3/11/2026	—	$—	—	$—
	4/15/2016	78,064	69,562	6,956	$7.52	4/15/2026	—	$—	—	$—
	3/10/2017	18,318	39,968	8,326	$13.52	3/10/2027	14,803	$211,238	—	$—
	3/31/2017	0	0	0	$—	—	55,511	$792,143	55,511	$792,143
Kelly S. Cliff	9/8/2014	60,441	11,262	3,378	$4.73	9/8/2024	4,692	$66,964	—	$—
	10/29/2015	16,393	7,508	1,126	$5.81	10/29/2025	—	$—	—	$—
	3/11/2016	9,107	8,115	811	$7.52	3/11/2026	—	$—	—	$—
	4/15/2016	104,085	92,749	9,274	$7.52	4/15/2026	—	$—	—	$—
	3/10/2017	27,478	59,952	12,490	$13.52	3/10/2027	25,905	$369,665	—	$—
	3/31/2017	0	0	0	$—	—	55,511	$792,143	55,511	$792,143

(1)
Time-vesting options vest 25% on each of the first four anniversaries of the grant date.

(2)
Performance-vesting options are reported at the target number of shares and vest based on the level of achievement of the certain performance goals prior to the applicable expiration date, as discussed under "—Summary Compensation Table—Narrative to Summary Compensation Table—Equity Plans" above.

(3)
Restricted shares granted on March 31, 2017 vest 50% based on continued employment through March 31, 2020 and 50% when the value of a share of our Class B common stock first exceeds certain thresholds, subject to continued employment through the date on which such thresholds are exceeded. All other restricted shares vest 25% on each of the first four anniversaries of the grant date.

(4)
Values determined based on the fair market value of our Class B common stock on December 31, 2017, which was determined to be $14.27 per share by our board of directors as of such date based on an independent valuation.

(5)
Time-vesting options, performance-vesting options and certain restricted shares are subject to additional vesting upon a termination of employment due to death or "disability," by us without "cause" or by the named executive officer without "good reason" (each such term, as defined in the 2013 Plan), as discussed under "—Potential Payments Upon Termination or Change in Control" below.

(6)
Options were adjusted in February 2017 due to declaration and payment of a special dividend to our stockholders. Amounts shown in the above table are post-adjustment.

 Potential Payments Upon Termination or Change in Control

        The following summaries describe the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment and/or a change in control.

        We have entered into an employment agreement with Mr. Brown, which provides for certain payments to be made in connection with certain terminations of employment and/or a change in control. In addition, Messrs. Policarpo and Cliff are eligible to receive severance pursuant to our severance plan in connection with certain terminations of employment. Our named executive officers are also entitled to additional vesting of options and restricted shares pursuant to the terms of the 2013 Plan and their award agreements, as well as to distributions pursuant to the NQDC Plan, in connection with certain terminations of employment.

        Employment Agreement with David C. Brown.    Mr. Brown's 2014 employment agreement provides that if his employment is terminated by us without "cause" or by him for "good reason," each as defined in the 2014 employment agreement, subject to his execution of a release of claims, he will be entitled to severance benefits consisting of: (i) an amount equal to two times the sum of the base salary, the annual cash bonus and the annual incentive award earned in the year prior to the year of termination, payable in eight quarterly installments beginning within 30 days of the termination date; (ii) continuation of all medical benefits for up to 18 months following termination or an amount equal to the cost of such benefits; and (iii) a payment in respect of accrued but unused vacation and sick days. The 2014 employment agreement also provides that, in the event of a "change in control," as defined in the 2014 employment agreement, Mr. Brown will be entitled to accelerated vesting of all then-outstanding equity awards, and that in the event of a termination of employment by us without "cause" within 90 days prior to a "change in control," Mr. Brown will be entitled to accelerated vesting of all equity awards that would have vested as of the date of the change in control but for the termination (or the economic equivalent of such accelerated vesting). Following completion of this offering, such severance payments will be subject to a modified cutback provision which acts to reduce the amounts payable to Mr. Brown to the extent necessary so that no excise tax would be imposed pursuant to Section 280G of the Internal Revenue Code, but only if doing so would result in Mr. Brown retaining a larger after-tax amount. In the event of a termination of Mr. Brown's employment due to death or "disability," as defined in the 2014 employment agreement, he will be entitled to (i) a payment in respect of accrued but unused vacation and sick days and, (ii) for terminations due to disability, continuation of all medical benefits at no cost for up to 18 months following termination or an amount equal to the cost of such benefits. The 2014 employment agreement subjects Mr. Brown to confidentiality restrictions that apply while he is employed with us and indefinitely thereafter, to an inventions assignment commitment, to a non-compete restriction that applies during his employment with us and for one year thereafter, and to a non-solicitation restriction with respect to our customers and employees that applies during his employment with us and for two years thereafter. In connection with this offering, we have entered into a new employment agreement with Mr. Brown, which will take effect as of the effective date of this offering, as discussed under "—Summary Compensation Table—Narrative to Summary Compensation Table—Employment Agreement with David C. Brown" above.

        Victory Capital Management Inc. Severance Pay Plan.    Messrs. Policarpo and Cliff are participants in the Victory Capital Management Inc. Severance Pay Plan, or the Severance Plan. Pursuant to the Severance Plan, in the event that a participant is terminated involuntarily without "cause," as defined in the Severance Plan, as part of a restructuring or reduction in force, subject to the execution of a release of claims, the participant will receive a severance payment that will be determined by the plan administrator (currently, Mr. Brown) in accordance with the following guidelines:

Benefit Type	Severance Formula	Maximum Payout(2)
Basic Benefit	Two weeks of pay for each full year of continuous service.	30 weeks of pay
Enhanced Benefit(1)	Four weeks of pay for each full year of continuous service.	52 weeks of pay

(1)
For Chief Investment Officers, members of senior management and other designated participants. Messrs. Policarpo and Cliff would each be entitled to receive the enhanced benefit.

(2)
Subject to an additional limitation that the maximum payout may not exceed two times the lesser of (i) the Internal Revenue Code Section 401(a)(17) limit for the applicable year or (ii) the participant's annualized compensation for the year preceding the year of the termination.

        The payment schedule for severance benefits under the Severance Plan is determined by the plan administrator, subject to a requirement that all benefits be paid no later than the last day of the second taxable year following the taxable year in which the termination occurs. The Severance Plan provides that we have the right to amend, modify, suspend or terminate the plan at any time by formal action by our board of directors or by the plan administrator.

        Vesting of Options and Restricted Shares.    Our named executive officers are entitled to additional vesting of unvested options and restricted shares held by them in connection with certain terminations of employment pursuant to the 2013 Plan and their award agreements. Other than with respect to the 2017 restricted shares, upon a termination of employment due to death or "disability," by us without "cause" or by the named executive officer without "good reason" (each such term as defined in the 2013 Plan), time-vesting options and restricted shares will be subject to additional, pro-rated vesting, determined by multiplying the number of time-vesting options or restricted shares, as applicable, that are unvested as of the termination date by a fraction, the numerator of which is the number of days elapsed between the most recent vesting date (or the grant date, if no vesting date has occurred) and the termination date, and the denominator of which is the number of days between the most recent vesting date (or the grant date, if no vesting date has occurred) and the final vesting date. In addition, performance-vesting options will vest based on certain assumed levels of achievement which are enumerated in the award agreements upon a termination of employment due to death or "disability," and based on actual performance during the 12-month period preceding the termination date upon a termination by us without "cause" or by the named executive officer without "good reason." Except as may otherwise be provided in an employment agreement, the 2017 restricted shares are not subject to accelerated vesting upon a change in control and will generally be forfeited upon a termination of employment for any reason prior to vesting.

        Nonqualified Deferred Compensation Plan.    The NQDC Plan provides that, in the event of a termination due to death or "disability" or a "change in control" (each such term, as defined in the NQDC Plan), a participant will become 100% vested in his accrued but unvested benefits attributable to our matching contributions and discretionary contributions. In addition, the vested balance of a participant's NQDC Plan account may be distributed to such participant upon his death, disability, separation from service (including retirement) or a change in control event, in each case, as elected by the participant in accordance with the terms of the NQDC Plan, as discussed under "—Summary Compensation Table—Narrative to Summary Compensation Table—Nonqualified Deferred Compensation Plan" above.

Additional Incentive Compensation Plans and Awards

Equity Incentive Plans

        We currently maintain the 2013 Plan, pursuant to which we may grant various forms of equity compensation to our service providers, including our officers, non-employee directors and consultants. We have historically granted options and restricted shares to individual service providers under the 2013 Plan. We also maintain an Outside Director Equity Plan, which is discussed under "Director Remuneration" below. In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the 2018 Plan and the 2018 ESPP, which will be effective upon the completion of the offering. The principal features of the 2013 Plan, the 2018 Plan and the 2018 ESPP are summarized below. This summary is qualified in its entirety by reference to the actual text of the 2013 Plan, the 2018 Plan and the 2018 ESPP, which are filed as exhibits to the registration statement of which this prospectus is a part.

2013 Plan

        In 2013, our board of directors approved the 2013 Plan. Under the 2013 Plan, we may grant stock options, restricted shares and other stock-based awards to our key employees, directors and consultants.

        There are 13,230,837 shares of our Class B common stock reserved for issuance under the 2013 Plan. This number is subject to additional adjustment in the event of a corporate transaction, distribution or similar event, as determined by the Compensation Committee of the board of directors. As of January 29, 2018 options in respect of 9,435,974 shares of Class B common stock, and 3,794,863 restricted shares of Class B Common Stock, were outstanding under the 2013 Plan, of which 2,971,794 are unvested. Our Compensation Committee has had full power and authority to determine the terms of awards granted pursuant to the 2013 Plan, including, without limitation, which key employees, directors and consultants will be granted awards and the number of shares of Class B common stock subject to awards.

        Our board of directors may amend or discontinue the 2013 Plan at any time, provided that stockholder approval is required for any share reserve increase or change to the employees eligible to participate in the 2013 Plan, and may amend or cancel any outstanding award. No such amendment may adversely affect the rights under any outstanding award without the holder's consent.

2018 Plan

        We expect to adopt the 2018 Stock Incentive Plan, or the 2018 Plan, no later than the completion of this offering. The 2018 Plan will authorize the grant of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based upon shares of our Class A common stock or Class B common stock, collectively, our Shares, though we currently intend to grant these awards based upon shares of our Class B common stock. The 2018 Plan will become effective immediately upon the effective date of the offering and no further grants will be made under any other stock incentive plan maintained by us, including the 2013 Plan.

        Purpose.    The purpose of the 2018 Plan is to give us the ability to attract, retain, motivate and reward certain officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our Shares or be paid incentive compensation measured by reference to the value of our Shares, thereby strengthening their commitment to our Company and encouraging such eligible people to expend maximum effort in the creation of stockholder value.

        The following summary is not a complete description of all provisions of the 2018 Plan and is qualified in its entirety by reference to the 2018 Plan, the final version of which is subject to further internal discussion and review, and approval by our stockholders and board of directors.

        Plan Administration.    The 2018 Plan will be administered by our Compensation Committee. Our Compensation Committee will have the authority, among other things, to select participants, grant awards, determine types of awards, types of Shares subject to awards, and terms and conditions of awards for participants, prescribe rules and regulations for the administration of the plan and make all decisions and determinations as deemed necessary or advisable for the administration of the 2018 Plan. Our Compensation Committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the 2018 Plan and to the extent permitted by applicable law, to our officers or employees, although any award granted to any person who is not our employee or who is subject to Section 16 of the Exchange Act must be expressly approved by the Compensation Committee. Our Compensation Committee's actions will be final, conclusive and binding.

        Authorized Stock.    A total of 3,372,484 shares of either Class A common stock or Class B common stock, or any combination thereof, as determined by the Compensation Committee will be reserved and available for issuance under the 2018 Plan, subject to adjustment in accordance with its terms. The number of Shares reserved and available for issuance under the 2018 Plan is subject to adjustment, as described below in the section titled "—Adjustments." The maximum number of Shares that may be issued in respect of incentive stock options will be 3,372,484. Shares issued under the 2018 Plan may consist of authorized but unissued stock or previously issued Shares. Shares underlying awards that are settled in cash, expire or are canceled, forfeited or otherwise terminated without delivery to a participant will again be available for issuance under the 2018 Plan. Shares withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will again become available for issuance under the 2018 Plan. The Shares issuable and issued, and awards granted, pursuant to the 2018 Plan will be subject to the Employee Shareholders' Agreement, as well as to the provisions of the amended and restated certificate of incorporation regarding the conversion of shares of Class B common stock to Class A common stock.

        Types of Awards.    The types of awards that may be available under the 2018 Plan are described below. All of the awards described below will be subject to the terms and conditions determined by our Compensation Committee in its sole discretion, subject to certain limitations provided in the 2018 Plan. Each award granted under the 2018 Plan will be evidenced by an award agreement, which will govern that award's terms and conditions.

        Non-qualified Stock Options.    A non-qualified stock option is an option that is not intended to meet the qualifications of an incentive stock option, as described below. An award of a non-qualified stock option grants a participant the right to purchase a certain number of Shares during a specified term in the future, or upon the achievement of performance or other conditions, at an exercise price set by our Compensation Committee on the grant date. The term of a non-qualified stock option will be set by our Compensation Committee but may not exceed 10 years from the grant date. The exercise price may be paid using any of the following payment methods: (i) immediately available funds in U.S. dollars or by certified or bank cashier's check; (ii) by delivery of stock having a value equal to the exercise price; (iii) a broker assisted cashless exercise; or (iv) by any other means approved by our Compensation Committee. The 2018 Plan provides that unless otherwise specifically determined by the Compensation Committee, vesting of non-qualified stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2018 Plan also provides that participants terminated for "cause" (as such term is defined in the 2018 Plan) will forfeit all of their non-qualified stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested non-qualified stock options, retain their vested non-qualified stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested non-qualified stock options. The 2018 Plan authorizes our Compensation Committee to provide for different treatment of non-qualified stock options upon termination than that described above, as determined in its discretion.

        Incentive Stock Options.    An incentive stock option is a stock option that meets the requirements of Section 422 of the Internal Revenue Code. Incentive stock options may be granted only to our employees or employees of certain of our subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% stockholder) of a Share on the grant date and a term of no more than 10 years (or 5 years with respect to a 10% stockholder). The aggregate fair market value, determined at the time of grant, of our Shares subject to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. The 2018 Plan provides that unless otherwise specifically determined by our Compensation Committee, vesting of incentive stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2018 Plan also provides that participants terminated for "cause" will forfeit all of their incentive stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested incentive stock options, retain their vested incentive stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested incentive stock options, unless such incentive stock option expires sooner. The 2018 Plan authorizes our Compensation Committee to provide for different treatment of incentive stock options upon termination than that described above, as determined in its discretion.

        Stock Appreciation Rights.    A stock appreciation right entitles the participant to receive an amount equal to the difference between the fair market value of our Shares on the exercise date and the base price of the stock appreciation right that is set by our Compensation Committee on the grant date, multiplied by the number of Shares subject to the stock appreciation right. The term of a stock appreciation right will be set by our Compensation Committee but may not exceed 10 years from the grant date. Payment to a participant upon the exercise of a stock appreciation right may be either in cash, stock or property as specified in the award agreement or as determined by our Compensation Committee. The 2018 Plan provides that unless otherwise specifically determined by our Compensation Committee, vesting of stock appreciation rights will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. The 2018 Plan provides that participants terminated for "cause" will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights, retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights, unless such appreciation right expires sooner. The 2018 Plan authorizes our Compensation Committee to provide for different treatment of stock appreciation rights upon termination than that described above, as determined in its discretion.

        Restricted Stock.    A restricted stock award is an award of restricted Shares that does not vest until a specified period of time has elapsed, and/or upon the achievement of certain performance or other conditions determined by our Compensation Committee, and which will be forfeited if the conditions to vesting are not met. During the period that any vesting restrictions apply, transfer of the restricted Shares is generally prohibited. Unless otherwise specified in their award agreement, participants generally have all of the rights of a stockholder as to the restricted Shares, including the right to vote such Shares, provided, that any cash or stock dividends with respect to the restricted Shares will be withheld by us and will be subject to forfeiture to the same degree as the restricted Shares to which such dividends relate. The 2018 Plan provides that unless otherwise specifically determined by our Compensation Committee, vesting of restricted stock awards will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. Except as otherwise determined by our Compensation Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant's restricted stock will cease, and as soon as practicable following the termination, we will repurchase all of such participant's unvested restricted stock at a purchase price equal to the original purchase price paid for the restricted stock, or if the original purchase price is equal to $0, the unvested restricted stock will be forfeited by the participant to us for no consideration.

        Restricted Stock Units.    A restricted stock unit is an unfunded and unsecured obligation to issue Shares (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by our Compensation Committee and will vest and be settled at such times in cash, Shares, or other specified property, as determined by our Compensation Committee. Participants have no rights of a stockholder as to the restricted stock units, including no voting rights or rights to dividends, until the underlying Shares are issued or become payable to the participant. The 2018 Plan provides that unless otherwise specifically determined by our Compensation Committee, vesting of restricted stock units will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant's return to employment. Except as otherwise provided by our Compensation Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant's restricted stock units will cease, each of the participant's outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any stock remaining undelivered with respect to the participant's vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

        Other Stock-Based Compensation.    Under the 2018 Plan, our Compensation Committee may grant other types of equity-based awards subject to such terms and conditions as our Compensation Committee may determine. Such awards may include the grant of dividend equivalents, which generally entitle the participant to receive amounts equal to the dividends that are paid on the stock underlying the award.

        Adjustments.    The aggregate number of Shares reserved and available for issuance under the 2018 Plan, the individual limitations, the number of Shares covered by each outstanding award, and the price per Share underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by our Compensation Committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our Shares or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by our Compensation Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2018 Plan.

        Corporate Events.    In the event of a merger, amalgamation or consolidation involving us in which we are not the surviving corporation or in which we are the surviving corporation but the holders of our Shares receive securities of another corporation or other property or cash, a "change in control" (as defined in the 2018 Plan), or a reorganization, dissolution or liquidation of us, our Compensation Committee may, in its discretion, provide for the assumption or substitution of outstanding awards, accelerate the vesting of outstanding awards, cash-out outstanding awards or replace outstanding awards with a cash incentive program that preserves the value of the awards so replaced. With respect to any award that is assumed or substituted in connection with a "change in control," the vesting, payment, purchase or distribution of such award will not be accelerated by reason of the "change in control" for any participant unless the participant's employment is involuntarily terminated as a result of the "change in control" during a period not exceeding two years commencing on the "change in control."

        Transferability.    Awards under the 2018 Plan may not be sold, transferred, pledged or assigned other than by will or by the applicable laws of descent and distribution, unless (for awards other than incentive stock options) otherwise provided in an award agreement or determined by our Compensation Committee.

        Amendment.    Our board of directors or our Compensation Committee may amend the 2018 Plan or outstanding awards at any time. Our stockholders must approve any amendment if their approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which our Shares are traded. No amendment to the 2018 Plan or outstanding awards which materially impairs the right of a participant is permitted unless the participant consents in writing.

        Termination.    The 2018 Plan will terminate on the day before the tenth anniversary of the date our stockholders approve the 2018 Plan, although incentive stock options may not be granted following the earlier of the tenth anniversary of (i) the date the 2018 Plan is adopted by our board of directors and (ii) the date our stockholders approve the 2018 Plan. In addition, our board of directors or our Compensation Committee may suspend or terminate the 2018 Plan at any time. Following any such suspension or termination, the 2018 Plan will remain in effect to govern any then outstanding awards until such awards are forfeited, terminated or otherwise canceled or earned, exercised, settled or otherwise paid out, in accordance with their terms.

        Clawback; Sub-Plans.    All awards under the 2018 Plan will be subject to any incentive compensation clawback or recoupment policy currently in effect, or as may be adopted by our board of directors (or any committee or subcommittee thereof) and, in each case, as may be amended from time to time. In addition, our Compensation Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2018 Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the U.S., and may modify the terms of any awards granted to such participants in a manner deemed by our Compensation Committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

        No-Repricing of Awards.    No awards under the 2018 Plan may be repriced without stockholder approval. For purposes of the 2018 Plan, "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from stock splits); (ii) any other action that is treated as a repricing under GAAP; and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying stock.

  2018 Employee Stock Purchase Plan

        We expect to adopt the 2018 Employee Stock Purchase Plan, or the 2018 ESPP no later than the completion of this offering. We do not expect to grant purchase rights under the 2018 ESPP until after the completion of this offering.

        Share Reserve.    The maximum number of shares of our Class A common stock that may be issued under the 2018 ESPP is 350,388 shares. Shares subject to purchase rights granted under the 2018 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2018 ESPP. The Shares issuable and issued, and awards granted, pursuant to the 2018 ESPP will be subject to the Employee Shareholders' Agreement, as well as to the provisions of the amended and restated certificate of incorporation regarding the conversion of shares of Class B common stock to Class A common stock.

        Administration.    Our Compensation Committee, or such other duly authorized committee or subcommittee of our board of directors, will administer the 2018 ESPP.

        Limitations.    Our employees, including executive officers, and the employees of any of our designated parent or subsidiary corporations will be eligible to participate in the 2018 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2018 ESPP, as determined by the administrator: (i) customary employment with us or one of our parents or subsidiaries for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our parents or subsidiaries for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under the 2018 ESPP (x) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (y) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding, as determined under Section 423 of the Internal Revenue Code and the rules thereunder.

        The 2018 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the 2018 ESPP.

        A participant may not transfer purchase rights under the 2018 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2018 ESPP.

        Holding Period.    The 2018 ESPP permits our Compensation Committee to establish a holding period for any shares of Class A common stock purchased in a particular offering, during which such shares will be subject to a resale restriction barring the holder from selling such shares. The holding period, if any, will commence on the purchase date and will end automatically on the earliest of (i) the termination of the participant's employment, (ii) the occurrence of certain specified significant corporate transactions, such as our merger or change in control, or (iii) the six month anniversary of the purchase date or such earlier date as established by our Compensation Committee.

        Payroll Deductions.    The 2018 ESPP permits participants to purchase shares of our Class A common stock through payroll deductions up to 5% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be not less than 95% of the fair market value of the shares on the applicable purchase date. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

        Corporate Transactions.    In the event of certain specified significant corporate transactions, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants' purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

        Amendment and Termination.    Our board of directors or our Compensation Committee has the authority to amend, suspend or terminate the 2018 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. The 2018 ESPP will remain in effect until terminated by our board of directors or our Compensation Committee in accordance with the terms of the 2018 ESPP.

Director Remuneration

Director Compensation

        During 2017, Messrs. Davanzo and Minetti and Ms. Hirtler-Garvey each received $125,000, payable in quarterly installments, as annual compensation for service on our board of directors. In addition, Messrs. Hawkes and Rappaport each received $52,083 as compensation for the period from August 1, 2017 through December 31, 2017. In 2017, Messrs. Davanzo, Hawkes, Minetti and Rappaport, and Ms. Hirtler-Garvey, had the opportunity to elect to receive all or a portion of their director fees in fully-vested shares of the Company's Class B common stock. In 2013, Messrs. Berlinski, Hawkes and Rappaport each received director compensation in the form of a grant of restricted shares, as discussed below, and in 2017, received certain dividend payments in respect of such restricted shares, as reflected in the Director Compensation table. The other members of our board of directors, including directors who are also employed as our executive officers, received no director compensation in 2017.

        In 2013, our board of directors approved our Outside Director Equity Plan, or the Director Plan. Under the Director Plan, we may grant restricted shares to our outside directors. There were 262,791 shares of our Class B common stock reserved for issuance under the Director Plan, all of which were granted in July 2013, as discussed below. As of December 31, 2017, no restricted shares were outstanding under the Director Plan. In July 2013, Messrs. Berlinski, Hawkes and Rappaport each received a grant of 87,597 restricted shares pursuant to the Director Plan, which grants were subject to quarterly vesting over a period of four years and which fully vested in July 2017.

        The foregoing summary of the Director Plan is qualified in its entirety by reference to the actual text of the Director Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        We also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.

        Except as described above, we currently have no other formal arrangements under which our directors receive compensation for service to the board of directors or its committees.

 Director Compensation

        The following table sets forth information concerning director compensation paid during the year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Milton R. Berlinski	—	—	44,977	44,977
Alex Binderow	—	—	—	—
Lawrence Davanzo	125,000	—	—	125,000
Richard M. DeMartini	—	—	—	—
James B. Hawkes	52,083	—	44,977	97,060
Karin Hirtler-Garvey	125,000	—	—	125,000
Robert J. Hurst	—	—	—	—
T. Guy Minetti	125,000	—	—	125,000
Alan H. Rappaport	52,083	—	44,977	97,060

(1)
In 2017, Messrs. Hawkes and Rappaport elected to receive all, and Ms. Hirtler-Garvey elected to receive 20%, of their directors fees in shares of the Company's Class B common stock.

(2)
As discussed above, Messrs. Berlinski, Hawkes and Rappaport received restricted share grants in 2013, which fully vested in July 2017. As of December 31, 2017, none of the non-employee directors had any restricted shares outstanding.

(3)
Amounts reported represent dividend payments in respect of restricted shares received by the directors in 2017.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Policies and Procedures for Related-Party Transactions

        Upon the completion of this offering, we intend to adopt a related-party transactions policy pursuant to which our executive officers, directors, nominees for director, any immediate family member of any of our executive officers, directors or nominees for director and any person, and his or her immediate family members, or entity, including affiliates, that was a beneficial owner of 5% or more of any class of our outstanding voting securities at the time the transaction occurred or existed, will not be permitted to enter into a related-party transaction with us, in which the amount involved exceeds $120,000, without the consent of our Audit Committee, another independent committee of our board of directors or the full board of directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons' immediate family members, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related-party transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related-party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related party's interest in the transaction and, if applicable, the impact on a director's independence. Under the policy, if we should discover related-party transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. Upon completion of this offering, a copy of our related-party transactions policy will be available on our website.

Related-Party Transactions

Amended and Restated Shareholders' Agreement

        On October 31, 2014, we entered into the Shareholders' Agreement, with Crestview Victory, Reverence Capital and certain other persons named therein. In connection with this offering, we will amend and restate the Shareholders' Agreement.

        As discussed under "Management—Corporate Governance—Composition of the Board of Directors," upon the closing of this offering, each of Crestview Victory and Reverence Capital will have rights to nominate a certain number of our directors depending on their ownership and each of the stockholders party to the Shareholders' Agreement will agree to vote, or cause to vote, all of their outstanding shares to ensure the election of such directors.

        The Shareholders' Agreement will provide for certain registration rights, pursuant to which either Crestview Victory or Reverence Capital may request us, (a) beginning 180 days after the effective date of this offering, to file a registration statement with the SEC, and (b) beginning after the first anniversary of the completion of this offering, to file a shelf registration statement with the SEC, in each case, if the registration statement relates to a firmly underwritten public offering, only if the expected aggregate gross proceeds are expected to be at least $25 million or either Crestview Victory or Reverence Capital propose to sell 100% of their respective shares. Subject to certain conditions, we will not be obligated to (i) effect more than one underwritten offering involving substantial marketing effort in any consecutive 120-day period, and (ii) effect more than five demand registrations for Crestview Victory and three demand registrations for Reverence Capital. In addition, each of Crestview Victory and Reverence Capital, and each of the remaining 2% holders of registrable securities to the extent either Crestview Victory or Reverence Capital participate, will have certain "piggyback" registration rights, pursuant to which, subject to certain exceptions, it will be entitled to register its registrable securities alongside any offering of securities that we may undertake, subject to cutback in certain cases. The Shareholders' Agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the holders against certain liabilities which may arise in connection with the registration. Each of Crestview Victory and Reverence Capital have waived their respective registration rights in connection with this offering.

Employee Shareholders' Agreement

        A substantial majority of our employee stockholders will enter into the Employee Shareholders' Agreement upon the completion of this offering, pursuant to which they will grant an irrevocable voting proxy with respect to the shares of our common stock they have acquired from us, and any shares they may acquire from us in the future, to the Employee Shareholders Committee. The employee stockholders who are party to the agreement will beneficially own in the aggregate 21% of the total common stock and 16% of the total voting power of the outstanding common stock and the unvested restricted shares following the completion of this offering, and any shares of our common stock that we may issue in the future to our employees will be subject to the Employee Shareholders' Agreement. All of the shares of our common stock issued to employees under the 2018 Plan will be subject to the Employee Shareholders' Agreement. Shares held by an employee stockholder will cease to be subject to the Employee Shareholders' Agreement upon termination of employment by such employee stockholder (including by death).

        The members of the Employee Shareholders Committee must be our employees and holders of shares subject to the agreement. The Employee Shareholders Committee will initially be composed of our Chief Executive Officer, Chief Operating Officer and President, Investment Franchises. Employee stockholders holding shares representing a majority of the shares subject to the Employee Shareholders' Agreement will be entitled to remove and replace the Employee Shareholders Committee members (other than the Chief Executive Officer). Each member of the Employee Shareholders Committee will be entitled to indemnification from us in his or her capacity as a member of the Employee Shareholders Committee.

        The Employee Shareholders Committee will have the sole right to determine how to vote all shares subject to the Employee Shareholders' Agreement, and such shares will be voted in accordance with the majority decision of those three members. Subject to its obligations under the Shareholders' Agreement, the Employee Shareholders Committee may in its discretion vote, or abstain from voting, all or any of the shares subject to the Employee Shareholders' Agreement on any matter on which holders of shares of our common stock are entitled to vote, including, but not limited to, the election of directors to our board of directors, amendments to our certificate of incorporation or bylaws, changes to our capitalization, a merger or consolidation, a sale of substantially all of our assets, and a liquidation, dissolution or winding up.

Pre-IPO Governance Agreements

        In connection with our 2013 management-led buyout with Crestview GP from KeyCorp, we entered into a monitoring agreement with Crestview on November 22, 2013, pursuant to which Crestview provides advisory services to us and receives fees and reimbursements of related out-of-pocket expenses. The monitoring agreement will terminate in connection with the completion of this offering. Upon such termination, Crestview is entitled to any amounts that are accrued but unpaid under the agreement. As of January 29, 2018, there are no amounts that are accrued and unpaid. The monitoring agreement also contains customary indemnification provisions in favor of Crestview. During each of 2014, 2015 and 2016, we paid $1.0 million of monitoring fees to Crestview under the agreement.

        In connection with the Munder Acquisition, we entered into an investment agreement with Reverence Capital on April 16, 2014, pursuant to which, among other things, for so long as Reverence Capital is entitled to appoint a director to our board of directors and in the event that any deal, monitoring or management fees are paid to Crestview, Reverence Capital has the right to receive a fee based on its ownership of us relative to Crestview GP's ownership. The right to receive a fee under the investment agreement will be terminated upon the completion of this offering. Upon such termination, Reverence Capital is entitled to any amounts that are accrued but unpaid under the agreement. As of January 29,

2018, $21,887 has accrued and is unpaid. During 2014, 2015 and 2016, we paid $0, $175,560 and $150,480, respectively, of monitoring fees to Reverence Capital under the agreement.

Indemnification Agreements

        We have or will enter into indemnification agreements with each of our directors, executive officers and members of the Employee Shareholders Committee. The indemnification agreements and our amended and restated certificate of incorporation and bylaws, which will become effective immediately prior to the completion of this offering, will require us to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated certificate of incorporation and bylaws will also require us to advance expenses incurred by our directors and officers. See "Description of Capital Stock—Limitation on Director and Officer Liability and Indemnification" for additional information.

Investment Advisory Agreements

        VCM has agreements to serve as the investment adviser of the Victory Funds and VictoryShares, in each case with which certain of our employees are affiliated. Under the terms of the investment advisory agreements with the Victory Funds and the VictoryShares, the continuation of which is subject to annual review and approval by the respective boards of the Victory Funds and the VictoryShares, VCM earns investment management fees based on a percentage of AUM as delineated in the respective investment advisory agreements and disclosed in the prospectus for each Victory Fund and each of the VictoryShares. Amounts earned from advising the Victory Funds and the VictoryShares were $186.2 million and $110.8 million for the nine months ended September 30, 2017 and 2016, respectively. Amounts earned from advising the Victory Funds and the VictoryShares were $169.7 million and $121.6 million for the years ended December 31, 2016 and 2015, respectively.

        VCM has agreed to waive its management fee and/or reimburse expenses for certain of the share classes of certain of the Victory Funds and for certain of the VictoryShares, to the extent their respective expenses exceed certain levels. In addition, VCM may decide to voluntarily reduce additional fees or reimburse any Victory Fund or any of the VictoryShares for other expenses. Amounts VCM waived or reimbursed for the Victory Funds and the VictoryShares were $9.8 million and $6.1 million for the nine months ended September 30, 2017 and 2016, respectively. Amounts VCM waived or reimbursed for the Victory Funds and the VictoryShares were $10.3 million and $5.2 million for the years ended December 31, 2016 and 2015, respectively.

        VCM has agreements to serve as the investment adviser of the Victory Collective Funds, with which certain of our employees are affiliated. Under the terms of the investment advisory agreements with the Victory Collective Funds, VCM earns investment management fees based on a percentage of AUM. Amounts earned from advising the Victory Collective Funds were $1.8 million and $1.0 million for the nine months ended September 30, 2017 and 2016, respectively. Amounts earned from advising the Victory Collective Funds were $1.4 million and $2.8 million for the years ended December 31, 2016 and 2015, respectively.

Administration Agreements

        VCM has agreements to serve as the administrator and fund accountant for the Victory Funds, with which certain of our employees are affiliated. Under the terms of the administration agreements with the Victory Funds, the continuation of which is subject to annual approval by the board of the Victory Funds, VCM earns administration fees based on a percentage of AUM as delineated in the respective administration agreements and disclosed in the statement of additional information for each Victory Fund. Amounts earned from providing administration and fund accounting services to the Victory Funds were $16.4 million and $11.8 million for the nine months ended September 30, 2017 and 2016, respectively.

Amounts earned from providing administration and fund accounting services to the Victory Funds were $16.7 million and $14.9 million for the years ended December 31, 2016 and 2015, respectively. VCM pays a portion of these administration fees to an unaffiliated sub-administrator for services it provides as sub-administrator and sub-fund accountant to the Victory Funds.

Distribution Agreements

        VCA has agreements to serve as the distributor for the Victory Funds, with which certain of our employees are affiliated. Under the terms of the distribution agreements with the Victory Funds, the continuation of which is subject to annual approval by the board of the Victory Funds, VCA is entitled to receive payments, if any, under the 12b-1 plan for the Victory Funds in accordance with the terms thereof and payments, if any, of sales charges as set forth in the prospectus and statement of additional information of each Victory Fund. Amounts earned from providing distribution services to the Victory Funds were $32.9 million and $21.5 million for the nine months ended September 30, 2017 and 2016, respectively. Amounts earned from providing distribution services to the Victory Funds were $32.7 million and $24.3 million for the years ended December 31, 2016 and 2015, respectively.

Compliance Services Agreement

        VCM has an agreement to furnish a VCM employee to serve as the Chief Compliance Officer as well as other compliance personnel and resources reasonably necessary to provide compliance design, administration and oversight services for the Victory Funds, with which certain of our employees are affiliated, in accordance with Rule 38a-1 under the Investment Company Act. The term of the agreement began on July 1, 2017 and initially expires on July 1, 2019 but is subject to renewal thereafter. Amounts earned from providing these services to the Victory Funds were $75,000 in the nine months ended September 30, 2017.

PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of January 29, 2018, and, after giving effect to this offering, by (1) each person, or group of affiliated persons, known by us that will be the beneficial owner of 5% or more of either class of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers and (4) all of our directors and executive officers as a group. The table gives effect to the application of a 175.194-for-1 split of our common stock and the filing of our amended and restated certificate of incorporation.

        To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement. These shares, and shares of unvested restricted stock (which have voting rights but are subject to future vesting based on time or performance criteria), are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage ownership and voting of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership or voting of any other person.

        The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on no shares of our Class A common stock and 55,118,673 shares of our Class B common stock outstanding as of January 29, 2018 (excluding 2,971,794 shares of restricted stock). Purchasers of our common stock in this offering will only receive Class A common stock. Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Victory Capital Holdings, Inc., 4900 Tiedeman Road, 4th Floor, Brooklyn, OH 44144.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option Is Not Exercised				Shares Beneficially Owned After the Offering Assuming the Underwriters' Option Is Exercised in Full
Name and Address	# of Shares	% of Total Common Stock	# of Class A Shares	# of Class B Shares	% of Total Common Stock	% of Total Voting Power(1)	# of Class A Shares	# of Class B Shares	% of Total Common Stock	% of Total Voting Power(1)
5% Stockholders
Crestview GP(2)	35,251,137	64.0%	—	35,251,137	52.8%	62.6%	—	35,251,137	51.4%	62.4%
Reverence Capital Partners LLC(3)	9,711,745	17.6%	—	9,711,745	14.5%	17.3%	—	9,711,745	14.2%	17.2%
Employee Shareholders Committee(4)	15,687,472	24.8%	—	15,687,472	20.9%	24.3%	—	15,687,472	20.4%	24.2%
Directors and Named Executive Officers
David C. Brown(5)(6)	2,366,139	4.3%	—	2,366,139	3.5%	4.2%	—	2,366,139	3.5%	4.2%
Michael D. Policarpo(5)(7)	1,174,206	2.1%	—	1,174,206	1.8%	2.1%	—	1,174,206	1.7%	2.1%
Kelly S. Cliff(5)(8)	740,522	1.3%	—	740,522	1.1%	1.3%	—	740,522	1.1%	1.3%
Milton R. Berlinski(9)	470,660	*	—	470,660	*	*	—	470,660	*	*
Alex Binderow	—	—	—	—	—	—	—	—	—	—
Lawrence Davanzo(10)	149,471	*	—	149,471	*	*	—	149,471	*	*
Richard M. DeMartini	—	—	—	—	—	—	—	—	—	—
James B. Hawkes(11)	663,929	1.2%	—	663,929	1.0%	1.2%	—	663,929	1.0%	1.2%
Karin Hirtler-Garvey	17,380	*	—	17,380	*	*	—	17,380	*	*
Robert J. Hurst	—	—	—	—	—	—	—	—	—	—
Alan H. Rappaport(12)	388,624	*	—	388,624	*	*	—	388,624	*	*
All directors and executive officers as a group (13 persons)	6,432,291	11.7%	—	6,432,291	9.6%	11.4%	—	6,432,291	9.4%	11.4%

*
Represents beneficial ownership of less than 1%.

(1)
Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class, calculated on the basis of beneficial ownership. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See "Description of Capital Stock—Common Stock". For a discussion of voting power calculated as a percentage of outstanding common stock and unvested restricted stock (which votes), see "Prospectus Summary-Post-Offering Structure and Organization".

(2)
This number does not include 28,717,375 shares owned by other parties to the Shareholders' Agreement for which Crestview GP may be deemed to have beneficial ownership. See "Certain Relationships and Related-Party Transactions—Amended and Restated Shareholders' Agreement." Crestview GP disclaims beneficial ownership of all such shares. Crestview GP may be deemed to be the beneficial owner of 35,251,137 shares of Class B common stock owned directly by Crestview Victory. Crestview Victory GP, LLC is the general partner of Crestview Victory. Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. (collectively, the "Crestview Funds") are members of Crestview Victory GP, LLC and limited partners of Crestview Victory. Crestview GP is the general partner of each of the Crestview Funds. Crestview GP and the Crestview Funds may be deemed to be beneficial owners of the shares owned directly by Crestview Victory. Crestview GP has voting and investment control over such shares. Decisions by Crestview GP to vote or dispose of such shares require the approval of a majority of the nine members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any units or shares. Each of the foregoing individuals disclaims beneficial ownership of all such shares. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, NY 10065.

(3)
This number does not include 54,256,767 shares owned by other parties to the Shareholders' Agreement for which RCP GenPar Holdco LLC and RCP Co-Invest GP LLC (the "RCP Entities") may be deemed to have beneficial ownership. See "Certain Relationships and Related-Party Transactions—Amended and Restated Shareholders' Agreement." The RCP Entities disclaim beneficial ownership of all such shares. The RCP Entities may be deemed to be the beneficial owners of 9,711,745 shares of Class B common stock owned directly by Reverence Capital Partners Opportunities Fund I, L.P., Reverence Capital Partners Opportunities Fund I (Cayman), L.P., and Reverence Capital Partners Opportunities Fund I (AI), L.P. (collectively, the "Reverence Capital Funds") and RCP Lake Co-Invest, L.P. RCP GenPar Holdco LLC is the general partner of each of the Reverence Capital Funds and RCP Co-Invest GP LLC is the general partner of RCP Lake Co-Invest, L.P. The RCP Entities, Reverence Capital Funds and RCP Lake Co-Invest, L.P. may be deemed to be beneficial owners of the shares. The RCP Entities have voting and investment control over such shares. Decisions by each of the RCP Entities to vote or dispose of such shares require the approval of a majority of the three members of its investment committee, which is composed of the following individuals: Milton Berlinski, Peter Aberg and Alexander Chulack. None of the foregoing persons has the power individually to vote or dispose of any units or shares. Each of the foregoing individuals disclaims beneficial ownership of all such shares. The address of each of the foregoing is c/o Reverence Capital Partners, 477 Madison Ave., 23rd Floor, New York, NY 10022.

(4)
Effective as of the completion of this offering, a substantial majority of our employee stockholders have entered into the Employee Shareholders' Agreement pursuant to which they have granted an irrevocable voting proxy with respect to the shares of our common stock they have acquired from us and any shares they may acquire from us in the future to the Employee Shareholders Committee initially consisting of Mr. Brown, Mr. Policarpo and Mr. Cliff. All shares subject to the Employee Shareholders' Agreement will be voted in accordance with the majority decision of those three members. Shares originally subject to the agreement cease to be subject to it when sold by the employee or upon the termination of the employee's employment with us.

  The number of shares of common stock in this row includes the shares of common stock currently beneficially owned by current employees party to the Employee Shareholders' Agreement, which consist of (i) 7,428,457 shares of Class B common stock, (ii) 2,928,960 unvested restricted shares of Class B common stock and (iii) 5,330,054 shares of Class B common stock issuable upon the exercise of options. As members of our Employee Shareholders Committee, Mr. Brown, Mr. Policarpo and Mr. Cliff share voting power over all of these shares. Other than as shown in the row applicable to each of them individually, none of Mr. Brown, Mr. Policarpo or Mr. Cliff has investment power with respect to any of the shares subject to the Employee Shareholders' Agreement, and each disclaims beneficial ownership of such shares. See "Certain Relationships and Related-Party Transactions—Employee Shareholders' Agreement."

  This number does not include 48,281,041 shares owned by other parties to the Shareholders' Agreement for which the Employee Shareholders Committee may be deemed to have beneficial ownership. The Employee Shareholders Committee disclaims beneficial of all such shares.

(5)
Pursuant to the Employee Shareholders' Agreement, Mr. Brown, Mr. Policarpo and Mr. Cliff each granted an irrevocable voting proxy with respect to all of the shares of our common stock he has acquired from us and any shares he may acquire from us in the future to the Employee Shareholders Committee as described in footnote 4 above. Each retains investment power with respect to the shares of our common stock he holds, which are the shares reflected in the row applicable to each person. This amount does not include shares owned by other parties to Employee Shareholders' Agreement for which each of Mr. Brown, Mr. Policarpo and Mr. Cliff may be deemed to have beneficial ownership. Each of such persons disclaims beneficial ownership of all such shares.

(6)
Consists of (i) 868,265 shares of Class B common stock, (ii) 835,225 unvested restricted shares of Class B common stock and (iii) 662,649 shares of Class B common stock issuable upon the exercise of options. Excludes 188,705 shares of Class B common stock issuable upon the exercise of unvested options.

(7)
Consists of (i) 329,291 shares of Class B common stock, (ii) 476,213 unvested restricted shares of Class B common stock and (iii) 368,701 shares of Class B common stock issuable upon the exercise of options. Excludes 146,644 shares of Class B common stock issuable upon the exercise of unvested options.

(8)
Consists of (i) 65,872 shares of Class B common stock, (ii) 439,450 unvested restricted shares of Class B common stock and (iii) 235,199 shares of Class B common stock issuable upon the exercise of options. Excludes 188,976 shares of Class B common stock issuable upon the exercise of unvested options.

(9)
Consists of (i) 286,428 shares of common stock held of record by Mr. Berlinski and (ii) 184,231 shares of common stock held of record by MRB ICBC LLC, an entity which Mr. Berlinski controls.

(10)
Consists of 149,471 shares of common stock held of record by The Lawrence and Christina Davanzo Family Trust, for which Mr. Davanzo serves as trustee.

(11)
Consists of (i) 371,244 shares of common stock held of record by Mr. Hawkes and (ii) 292,685 shares of common stock held of record by Hawkes Family LLC, an entity which Mr. Hawkes controls.

(12)
Consists of (i) 99,763 shares of common stock held of record by Mr. Rappaport and (ii) 288,861 shares of common stock held of record by ADR Partners, an entity which Mr. Rappaport controls.

DESCRIPTION OF CAPITAL STOCK

General

        The following description summarizes the most important terms of our capital stock, as they will be in effect following the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated Shareholders' Agreement and Employee Shareholders' Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, our authorized capital stock will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, 200,000,000 shares of Class B common stock, $0.01 par value per share, and 10,000,000 shares of "blank check" preferred stock, $0.01 par value per share.

        Upon the completion of this offering and the stock split, there will be:

  •
  11,700,000 shares of our Class A common stock outstanding;

  •
  55,118,673 shares of our Class B common stock outstanding, held by a total of 45 stockholders of record;

  •
  2,971,794 shares of unvested restricted stock; and

  •
  9,450,623 shares of our Class B common stock issuable upon exercise of outstanding stock options.

Common Stock

        Holders of shares of our Class A common stock will be entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of the stockholders, and holders of shares of our Class B common stock will be entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of the stockholders. Generally, holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, unless otherwise required by law or with respect to the matters described in the immediately following paragraph. Generally, all matters to be voted on by the stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

        Notwithstanding the foregoing paragraph, amendments to our amended and restated certificate of incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the Class A common stock or Class B common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

        Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See "Dividend Policy" for additional information.

        Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

        Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of shares of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences on, if any, any outstanding shares of preferred stock.

        Each outstanding share of Class B common stock will be convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (1) any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations and other entities exclusively owned by the stockholder or their family members in each case if controlled by such stockholders, or in the case of Crestview GP or Reverence Capital, to affiliates, (2) the death of a stockholder who is a natural person and (3) the termination of employment by an employee stockholder. All the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock on the date that the number of shares of Class B common stock then outstanding (including unvested restricted shares) is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock outstanding (including unvested restricted shares). Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.

        All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of us.

        We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Dual Class Common Stock

        As described above in "—Common Stock," our amended and restated certificate of incorporation will provide for a dual-class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets. Current investors, officers, directors and employees will have the ability to exercise significant influence over those matters.

Classified Board

        Our board of directors will be classified into three classes of directors, and directors may be removed from office only for cause. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See "Management—Corporate Governance—Composition of the Board of Directors" for additional information.

Undesignated Preferred Stock

        As discussed above in "—Preferred Stock," our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

No Cumulative Voting

        Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors. So long as Crestview GP owns at least 50% of the voting power of our outstanding capital stock, Crestview GP will be able to elect all our directors.

Action by Written Consent

        Our amended and restated certificate of incorporation will require that, so long as Crestview GP owns more than 50% of the voting power of our outstanding capital stock, actions by our stockholders may be taken by written consent. Once Crestview GP owns 50% or less of the voting power of our outstanding capital stock, actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent.

Ability of Stockholders to Call a Special Meeting

        Our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called by the chairperson of the board of directors, our Chief Executive Officer, a majority of our board of directors or, for so long as Crestview GP owns more than 50% of the voting power of our outstanding capital stock, at the request of stockholders entitled to cast a majority of votes entitled to be cast at the meeting. Stockholders may not otherwise call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

Amendment of Charter Provisions

        The amendment of the above provisions of our amended and restated certificate of incorporation and amended and restated bylaws will require approval by holders of at least a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors. In addition, amendments to our amended and restated certificate of incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the Class A common stock or Class B common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Delaware Anti-Takeover Statute

        Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        We have opted out of Section 203 of the Delaware General Corporation Law. However, our amended and restated certificate of incorporation contains similar provisions prohibiting any business combination with any interested stockholder for a three-year period following the time such stockholder became an interested stockholder, unless one of the above conditions is met.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's outstanding voting stock.

        Our amended and restated certificate of incorporation provides that Crestview GP and its transferees do not constitute "interested stockholders" for purposes of this provision.

        The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

        Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Crestview GP, Reverence Capital or any of their respective officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Crestview GP or Reverence Capital, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Crestview GP, Reverence Capital nor any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation on Director and Officer Liability and Indemnification

        Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

  •
  any breach of the duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which an improper personal benefit is derived.

        Our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law and that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

        We expect to enter into agreements to indemnify our directors, executive officers and members of the Employee Shareholders Committee. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Registration Rights

        The Shareholders' Agreement provides certain holders of our common stock, subject to certain conditions, certain registration rights following this offering and the expiration of any related lock-up period. See "Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Shareholders' Agreement."

Market Listing

        We have been approved to list our Class A common stock on the NASDAQ Global Select Market under the symbol "VCTR."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our Class A common stock. Sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices of our Class A common stock. Certain shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our Class A common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

        After this offering, 11,700,000 shares of our Class A common stock and 55,118,673 shares of our Class B common stock, which are convertible at the option of the holder into an equal number of shares of Class A common stock, will be outstanding. Of these shares, all of the shares of Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The 55,118,673 shares of our Class B common stock held by Crestview GP, Reverence Capital, our directors and officers and other existing stockholders, which generally convert into an equal number of shares of Class A common stock upon transfer or termination of employment by an employee stockholder, will be "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by non-affiliates that are not restricted securities or that have been owned for more than six months may be sold without regard to the provisions of Rule 144.

Lock-up Agreements

        We, our executive officers, directors, institutional shareholders and substantially all of our other existing security holders have agreed with the underwriters not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. These agreements are described below under "Underwriting."

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person not subject to a lock-up agreement may sell shares of our common stock acquired from us immediately upon the completion of this offering and shares of our common stock issuable upon conversion of shares of our Class B common stock, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 117,000 shares immediately after this offering; and

  •
  the average weekly trading volume in our Class A common stock on NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options (and any shares of our Class A common stock issuable upon conversion of shares of our Class B common stock) and shares of our Class A common stock and Class B common stock reserved for future issuance under our equity incentive plans. We expect to file this registration statement on, or as soon as practicable after, the effective date of this prospectus. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject.

Registration Rights

        The Shareholders' Agreement will provide certain holders of our common stock, subject to conditions, certain registration rights following this offering and the expiration of any related lock-up period. See "Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Shareholders' Agreement."

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing final, temporary and proposed Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies and other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt or governmental organizations, agencies or instrumentalities;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

  •
  brokers, dealers or traders in securities, commodities or currencies;

  •
  persons that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than 5% of our Class A common stock, except to the extent specifically set forth below;

  •
  real estate investment trusts or regulated investment companies;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our Class A common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction;

  •
  persons who hold or receive our Class A common stock as compensation; and

  •
  persons who do not hold our Class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code).

        If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our Class A common stock that is not, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

  •
  a partnership;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

        If we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of our Class A common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in our Class A common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our Class A common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form).

        If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI (or applicable successor form), to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund, together with the required information, with the IRS.

Gain on Disposition of Class A Common Stock

        Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our Class A common stock unless:

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

  •
  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

  •
  our Class A common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our Class A common stock.

        A non-U.S. holder who is an individual and that is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a rate of 30% on the amount by which such non-U.S. holder's taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our Class A common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

        Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. If we were a USRPHC during the applicable testing period, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our Class A common stock will remain regularly traded.

Federal Estate Tax

        Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        A 30% withholding tax may be imposed on certain payments to certain foreign financial institutions and other foreign entities, including intermediaries, or FATCA withholding. Such payments will include U.S.-source dividends and, after December 31, 2018, the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. FATCA withholding applies on such payments to a foreign financial institution unless such foreign financial institution enters into (or is deemed to have entered into) an agreement with the IRS to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% of payments to such account holders whose actions prevent the financial institution from complying with these reporting and other requirements. FATCA withholding is imposed on similar types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required to avoid FATCA withholding. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder's status on an IRS Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

        The preceding discussion of U.S. federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as joint book-running managers and representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
J.P. Morgan Securities LLC	2,730,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,730,000
Morgan Stanley & Co. LLC	2,730,000
Barclays Capital Inc.	936,000
Goldman Sachs & Co. LLC	936,000
RBC Capital Markets, LLC	936,000
Keefe, Bruyette & Woods, Inc.	234,000
William Blair & Company, L.L.C.	234,000
Sandler O'Neill & Partners, L.P.	234,000

Total	11,700,000

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.4680 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$13.00	$152,100,000	$174,915,000
Underwriting discount	$0.78	$9,126,000	$10,494,900
Proceeds, before expenses, to us	$12.22	$142,974,000	$164,420,100

        The expenses of the offering, not including the underwriting discount, are estimated at $5.5 million and are payable by us. We have agreed to reimburse the underwriters for certain expenses of approximately $25,000 in connection with the qualification of the offering of the Class A common stock with FINRA.

Option to Purchase Additional Shares

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,755,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of Class A common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We, our executive officers, directors, institutional shareholders and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with, common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  otherwise dispose of or transfer any common stock,

  •
  file, or request or demand that we file, a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, common stock. It also applies to common stock owned now or acquired later by the person executing the agreement (subject to certain exceptions for shares acquired on the open market) or for which the person executing the agreement later acquires the power of disposition.

Listing

        Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol "VCTR."

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, us and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop or continue or be liquid. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares, in the aggregate, to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for, or purchases of, shares of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Certain of the underwriters or their affiliates may be lenders under a new senior credit agreement with us, if any, in connection with the Proposed Debt Refinancing. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

        In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that member state, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares, will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and with us that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        We, the representatives and our respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to this offering, our Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold, and will not be offered or sold, in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the SFO (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Freshfields Bruckhaus Deringer US LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Victory at December 31, 2016 and 2015 and for the years then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of RS Investments as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of Class A common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of Class A common stock being offered, reference is made to the registration statement and the related exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. Document requests may be directed to Victory Capital Holdings, Inc. at 4900 Tiedeman Road 4th Floor, Brooklyn, OH 44144.

        As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for shares)

	September 30, 2017	Pro Forma September 30, 2017(1)	December 31, 2016
ASSETS
Cash and cash equivalents	$11,535	$11,535	$16,441
Receivables	59,964	59,964	83,870
Prepaid expenses	6,540	6,540	4,208
Investments	10,188	10,188	6,163
Property and equipment, net	7,802	7,802	9,544
Goodwill	284,108	284,108	284,108
Other intangible assets, net	413,676	413,676	434,349
Deferred tax asset, net	—	—	7,452
Other assets	5,697	5,697	4,816

Total assets	$799,510	$799,510	$850,951

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses	$22,101	$22,101	$31,247
Accrued compensation and benefits	22,500	22,500	40,539
Dividends payable	—	12,622	—
Consideration payable for acquisition of business	9,985	9,985	17,267
Deferred tax liability, net	1,378	1,378	—
Other liabilities	11,651	11,651	12,372
Long-term debt	500,018	500,018	418,528

Total liabilities	567,633	580,255	519,953
Stockholders' equity:
Common stock, par value $0.01 per share; 2017—78,837,300 shares authorized, 57,172,284 shares issued and 55,119,361 shares outstanding; 2016—78,837,300 shares authorized, 56,505,321 shares issued, 54,785,792 shares outstanding	551	551	548
Additional paid-in capital	433,227	433,227	421,764
Treasury stock, at cost: 2017—2,052,923 shares; 2016—1,719,529 shares	(20,749)	(20,749)	(16,245)
Accumulated other comprehensive loss	(97)	(97)	(537)
Retained deficit	(181,055)	(193,677)	(74,532)

Total stockholders' equity	231,877	219,255	330,998

Total liabilities and stockholders' equity	$799,510	$799,510	$850,951

(1)
See Note 1 to the Unaudited Condensed Consolidated Financial Statements.

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands except shares)

	Quarter Ended September 30,			Year to Date Ended September 30,
	2017		2016	2017	2016
Revenue
Investment management fees		$86,016	$72,208	$254,605	$166,452
Fund administration and distribution fees		16,372	13,963	49,378	33,352

Total revenue		102,388	86,171	303,983	199,804
Expenses
Personnel compensation and benefits		36,097	35,778	106,772	78,284
Distribution and other asset-based expenses		24,801	22,103	78,226	50,546
General and administrative		8,867	7,338	26,049	18,346
Depreciation and amortization		7,055	7,482	23,340	21,751
Change in value of consideration payable for acquisition of business		—	(4)	(25)	(75)
Acquisition-related costs		844	2,552	1,435	5,675
Restructuring and integration costs		483	6,803	4,944	7,362

Total operating expenses		78,147	82,052	240,741	181,889

Income/(loss) from operations		24,241	4,119	63,242	17,915
Other income (expense)
Interest income and other income/(expense)		753	294	(816)	490
Interest expense and other financing costs		(12,018)	(9,993)	(38,489)	(23,377)

Total other income (expense), net		(11,265)	(9,699)	(39,305)	(22,887)

Income/(loss) before income taxes		12,976	(5,580)	23,937	(4,972)
Income tax (expense)/benefit		(5,126)	1,837	(9,320)	1,589

Net income/(loss)		$7,850	$(3,743)	$14,617	$(3,383)

Earnings per share—basic		$0.14	$(0.07)	$0.27	$(0.07)
Earnings per share—diluted		0.13	(0.07)	0.25	(0.07)
Weighted average shares outstanding—basic		54,961,161	52,534,374	54,867,257	48,403,649
Weighted average shares outstanding—diluted		59,738,176	52,534,374	59,517,606	48,403,649
Dividends declared per share		$—	$—	$2.19	$—
Unaudited Pro Forma Data(1)
Earnings per share—basic	$			$0.44
Earnings per share—diluted				0.41

(1)
See Note 9 to Unaudited Condensed Consolidated Financial Statements

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands except shares)

	Quarter Ended September 30,		Year to Date Ended September 30,
	2017	2016	2017	2016
Net income/(loss)	$7,850	$(3,743)	$14,617	$(3,383)
Other comprehensive loss, net of tax
Net unrealized gain on available-for-sale securities	13	49	59	53
Net unrealized income/(loss) on cash flow hedge	128	64	323	(50)
Net unrealized gain on foreign currency translation	(16)	(32)	58	(32)

Total other comprehensive income/(loss), net of tax	125	81	440	(29)

Comprehensive income/(loss)	$7,975	$(3,662)	$15,057	$(3,412)

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

For Year to Date Ended September 30, 2017

(in thousands, except for shares)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Retained Deficit
	Shares	Amount	Shares	Amount				Total
Balance, December 31, 2016	56,505,321	$565	(1,719,529)	$(16,245)	$421,747	$(537)	$(74,532)	$330,998

Issuance of common stock	284,515	$3	—	$—	$3,029	$—	$—	$3,032
Vesting of restricted share grants	339,701	$4	—	$—	$(4)	$—	$—	$—
Vesting of director share grants	49,405	$—	—	$—	$—	$—	$—	$—
Common stock repurchased	—	$—	(333,394)	$(4,504)	$—	$—	$—	$(4,504)
Equity awards modified to liabilities	(6,658)	$—	—	$—	$(1,526)	$—	$—	$(1,526)
Other comprehensive loss	—	$—	—	$—	$—	$440	$—	$440
Stock-based compensation	—	$—	—	$—	$9,960	$—	$—	$9,960
Dividend	—	$—	—	$—	$—	$—	$(121,129)	$(121,129)
Other	—	$—	—	$—	$—	$—	$(11)	$(11)
Net income	—	$—	—	$—	$—	$—	$14,617	$14,617

Balance, September 30, 2017	57,172,284	$572	(2,052,923)	$(20,749)	$433,206	$(97)	$(181,055)	$231,877

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

For Year to Date Ended September 30, 2016

(in thousands, except for shares)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Retained Deficit
	Shares	Amount	Shares	Amount				Total
Balance, December 31, 2015	47,066,744	$471	(499,478)	$(3,992)	$321,326	$(542)	$(67,834)	$249,429

Issuance of common stock	9,199,963	$93	—	$—	$94,365	$—	$—	$94,458
Equity issuance costs	—	$—	—	$—	$(232)	$—	$—	$(232)
Vesting of restricted share grants	194,115	$2	—	$—	$(2)	$—	$—	$—
Vesting of director share grants	49,405	$—	—	$—	$—	$—	$—	$—
Common stock repurchased	—	$—	(994,401)	$(9,935)	$—	$—	$—	$(9,935)
Equity awards modified to liabilities	(27,506)	$—	—	$—	$(1,914)	$—	$—	$(1,914)
Other comprehensive loss	—	$—	—	$—	$—	$(29)	$—	$(29)
Stock-based compensation	—	$—	—	$—	$6,239	$—	$—	$6,239
Dividend	—	$—	—	$—	$—	$—	$(540)	$(540)
Net income	—	$—	—	$—	$—	$—	$(3,383)	$(3,383)

Balance, September 30, 2016	56,482,721	$566	(1,493,879)	$(13,927)	$419,782	$(571)	$(71,757)	$334,093

Victory Capital Holdings, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands)

	Year to Date Ended September 30,
	2017	2016
Cash flows from operating activities
Net income	$14,617	$(3,383)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for deferred income taxes	8,886	(2,032)
Depreciation and amortization	23,340	21,751
Deferred financing costs and derivative and accretion expense	5,306	3,205
Stock-based and deferred compensation	14,325	8,890
Change in fair value of contingent consideration obligations	(25)	(75)
Impairment of other receivable	2,011	—
Unrealized depreciation (appreciation) on investments	(755)	(334)
Losses (earnings) on equity method investment	108	—
Changes in operating assets and liabilities:
Receivables	21,555	1,654
Prepaid expenses	(2,328)	535
Other assets	(190)	(61)
Accounts payable and accrued expenses	(9,251)	3,745
Accrued compensation and benefits	(17,322)	(9,086)
Other liabilities	(867)	(1,759)

Net cash provided by operating activities	59,410	23,050
Cash flows from investing activities
Purchases of property and equipment	(2,628)	(762)
Disposals of property and equipment due to restructuring	1,695	8
Purchases of investments	(7,405)	(2,528)
Sales of investments	4,245	1,855
Equity method investment	(1,000)	—
Acquisition of business, net of cash acquired	—	(204,413)

Net cash used in investing activities	(5,093)	(205,840)
Cash flows from financing activities
Issuance of common stock, net of costs	3,032	89,174
Repurchase of common stock	(4,504)	(8,211)
Payment of equity awards modified to liabilities	(1,803)	(4,193)
Proceeds from long-term senior debt	125,000	129,975
Proceeds from draw on line of credit	—	4,000
Repayment of draw on line of credit	(3,500)	—
Payment of debt financing fees	(1,733)	(5,854)
Repayment of long-term senior debt	(45,877)	(14,835)
Repayment of promissory note	(431)	(335)
Payment of dividends	(121,129)	(540)
Payment of consideration for acquisition	(8,381)	(7,605)

Net cash provided by financing activities	(59,326)	181,576
Effect of changes of foreign exchange rate on cash and cash equivalents	103	(32)
Net (decrease) increase in cash and cash equivalents	(4,906)	(1,246)
Cash and cash equivalents, beginning of period	16,441	15,144

Cash and cash equivalents, end of period	$11,535	$13,898

Supplemental cash flow information
Cash paid for interest	$32,704	$19,902
Cash paid for income taxes	644	400
Supplemental disclosure of non-cash item
Promissory note issued for repurchase of common stock and equity awards	—	1,724

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Quarters Ended September 30, 2017 and 2016

1. Summary of Significant Accounting Policies

Basis of Presentation

        Victory Capital Holdings, Inc., a Delaware corporation (along with its wholly-owned subsidiaries, collectively referred to as the Company) prepares its interim condensed consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

        All dollar amounts, except per share data in the text and tables herein, are stated in thousands unless otherwise indicated.

        These financial statements should be read in conjunction with the Company's consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended.

Unaudited Pro Forma Balance Sheet Information

        In December 2017, the Company paid a cash dividend of $12.6 million (the "December 2017 Dividend"). The unaudited pro forma balance sheet gives effect to the December 2017 Dividend as of September 30, 2017. This pro forma adjustment has been reflected as an increase to dividends payable and a reduction to retained deficit.

Retroactive Adjustments for Common Stock Split

        The Company's Board of Directors and stockholders approved a 175.194 for 1 stock split of the Company's common stock on February 1, 2018. All common share and common per share amounts in the unaudited condensed consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this stock split (see Notes 8 and 9).

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The Company evaluates entities in which it invests and investment funds that it sponsors to determine whether the Company has a controlling financial interest in these entities and is required to consolidate them. A controlling financial interest generally exists if 1) the Company holds greater than 50% voting interest in entities controlled through voting interests or if 2) the Company has the ability to direct significant activities of a fund not controlled through voting interests (a variable interest entity or VIE) and the obligation to absorb losses of and/or the right to receive benefits from the VIE that could potentially be significant to the VIE.

        The Company is involved with non-consolidated sponsored investment funds that are considered VIEs through providing investment advisory services, fund administration and distribution services and/or holding a minority interest. At September 30, 2017 and December 31, 2016, the Company's investments in and maximum risk of loss related to unconsolidated sponsored VIE investment funds totaled $9.8 million and $5.6 million respectively which are included in investments on the consolidated balance sheets. The Company has not provided financial support to these entities outside the ordinary course of business, which includes assuming operating expenses of funds for competitive or contractual reasons through fee

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

1. Summary of Significant Accounting Policies (Continued)

waivers and fund expense reimbursements. The Company does not consolidate the sponsored investment funds in which it had an equity investment as it holds a minority interest, does not direct significant activities of these funds and does not have the right to receive benefits nor the obligation to absorb losses that could potentially be significant to these funds.

        During the period ended September 30, 2017, the Company's involvement with other non-consolidated VIEs included an equity method investment and put and call option arrangements with Cerebellum Capital, LLC (Cerebellum). The Company's maximum risk of loss associated with Cerebellum totaled $6.0 million at September 30, 2017, which included the $4.0 million investment and $2.0 million exposure under the put and call options for the purchase of additional equity, and $6.0 million at December 31, 2016, which included the $3.0 million investment and $3.0 million exposure under the put and call options (see Note 11).

        The Company applies the equity method of accounting to investments where it does not hold a controlling equity interest but has the ability to exercise significant influence over operating and financial matters. In the event that management identifies an other than temporary decline in the estimated fair value of an equity method investment to an amount below its carrying value, the investment is written down to its estimated fair value.

Use of Estimates and Assumptions

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may ultimately differ from those estimates and the differences may be material.

Restructuring and Integration Costs

        Contract termination liabilities are recorded for contract termination costs when the Company terminates a contract or stops using the product or service covered by the contract. Contract termination liabilities are recognized and measured at fair value and are recorded in accounts payable and accrued expenses on the condensed consolidated balance sheet. Contract termination costs are recorded in

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

1. Summary of Significant Accounting Policies (Continued)

restructuring and integration costs on the condensed consolidated statements of operations. A rollforward of restructuring and integration liabilities for the periods ended September 30, 2017 appears below.

(in millions)	Quarter Ended September 30, 2017	Year to Date Ended September 30, 2017
Liability balance, beginning of period	$2.7	$7.4

Severance expense
RSIM	0.1	0.4
Other	—	0.3
Contract termination expense
RSIM	0.3	3.8
Integration costs	0.1	0.4

Restructuring and integration costs	0.5	4.9
Settlement of liabilities	(1.8)	(10.9)

Liability balance, end of period	$1.4	$1.4

        As of September 30, 2017, $1.2 million of the liability balance was included in accounts payable and accrued expenses and $0.2 million was included in other liabilities on the condensed consolidated balance sheets. As of December 31, 2016, $6.9 million of the restructuring and integration liability was included in accounts payable and accrued expenses and $0.5 million was included in other liabilities on the condensed consolidated balance sheets. Substantially all of the remaining restructuring and integration liability at September 30, 2017 is expected to be paid in 2017.

Debt Modification

        The analysis as to whether a modification of debt is an extinguishment or modification is performed on a creditor-by-creditor basis. Gains and losses on debt modifications that are considered extinguishments are recognized in current earnings. Debt modifications that are not considered extinguishments are accounted for prospectively through yield adjustments, based on the revised terms. Legal fees and other costs incurred with third parties that are directly related to debt modifications are expensed as incurred and included in general and administrative costs on the condensed consolidated statements of operations.

Adoption of New Accounting Standards

        In September 2015, the FASB issued ASU 2015-16, eliminating the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. The Company adopted the new standard on January 1, 2017 and the adoption did not have a material impact on the consolidated financial statements.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

1. Summary of Significant Accounting Policies (Continued)

New Accounting Standards Not Yet Adopted

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customer and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede existing revenue recognition guidance and require the following steps when recognizing revenue under ASU 2014-09: 1) identify the contract with the customer; 2) identify performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when or as the entity satisfies the performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the new guidance by using one of two methods 1) retrospective application to each prior reporting period presented or 2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 for non-emerging growth companies and for annual reporting periods beginning after December 15, 2018 for the Company. The Company is currently evaluating the potential impact on its financial statements, focusing on its wholly-owned limited purpose broker-dealer subsidiary that is an SEC registrant for which the ASU will become effective next year. The Company does not expect any significant changes to the current revenue recognition policies for this subsidiary.

        In November 2015, the FASB issued ASU 2015-17 requiring deferred tax assets and liabilities to be classified as non-current on the balance sheet instead of being split between current and noncurrent. The update is effective for non-emerging growth companies in annual reporting periods beginning after December 15, 2016 and for the Company, in annual reporting periods beginning after December 15, 2017. Management does not expect the adoption of the new guidance to impact the Company's consolidated financial statements.

        In early 2016, the FASB issued ASU 2016-01, which requires equity securities to be measured at fair value and changes in the fair value of equity securities to be recognized in net income. The update is effective for fiscal years beginning after December 15, 2017 for non-emerging growth companies and for fiscal years beginning after December 31, 2018 for the Company. Management does not expect the adoption of the standard to have a significant impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02 on leases. The new guidance requires lessees to record most leases on their balance sheets. Expense will be recognized in the income statement in a manner that is similar to today's accounting. The ASU is effective for fiscal years beginning after December 15, 2018 for non-emerging growth companies and for fiscal years beginning after December 15, 2019 for the Company. The Company is in the early process of analyzing how the new rules will impact financial reporting.

        In March 2016, the FASB issued ASU 2016-09 on stock compensation. This guidance is meant to remove the cost and complexity of reporting on employee share-based payments and to address the tax reporting, forfeitures, and expected term related to equity awards. The ASU is effective for fiscal years beginning after December 15, 2016 for non-emerging growth companies and for fiscal years beginning

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

1. Summary of Significant Accounting Policies (Continued)

after December 15, 2017 for the Company. The Company is currently assessing the impact of the new rules on its accounting and reporting related to share-based payments.

        In August 2016, the FASB issued ASU 2016-15. The update provides guidance on certain cash flow statement classifications that were previously unclear or lacked specific guidance. The classifications addressed in the update include debt extinguishment costs, contingent consideration payments made after a business combination, and distributions received from equity method investees. The ASU is effective for fiscal years beginning after December 15, 2017 for non-emerging growth companies and for fiscal years beginning after December 15, 2018 for the Company. The Company is in the process of analyzing how the new rules will impact financial reporting.

        In January 2017, the FASB issued ASU 2017-04 simplifying the test for goodwill impairment. The standard eliminates Step 2 from the goodwill impairment test. Under the amended guidance, an entity will perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. The new guidance is effective for the Company's fiscal year that begins after December 15, 2020 and requires a prospective approach to adoption. Early adoption is permitted for interim or annual goodwill impairment tests. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures.

        In May 2017, the FASB issued ASU 2017-09 clarifying when changes in the terms or conditions of a share-based payment award qualify for accounting treatment as a modification. The new guidance is effective for the Company and non-emerging growth companies for fiscal years that begin after December 15, 2017 and is applied prospectively to awards modified on or after the adoption date. The Company is currently considering how the new guidance may impact the accounting for changes in its share-based payments.

2. Acquisitions

        On July 29, 2016, the Company acquired all of the outstanding membership interests in RS Investment Management Co. LLC (RSIM) for total purchase consideration, net of cash acquired, of $221.6 million.

        On the closing date, the Company paid cash consideration, net of cash acquired, of $204.4 million and issued $5.1 million of equity to RSIM employees in exchange for certain of their outstanding RSIM membership interests. The Company paid additional cash consideration of $6.5 million in the third and fourth quarters of 2016, $5.6 million in the first and second quarters of 2017 and an immaterial amount of cash consideration in the third quarter of 2017.

        A total of $36.1 million of the cash paid at closing was placed in escrow. Since the closing date, $14.0 million was released to sellers and $0.2 million was released to the Company for claims under the indemnification provisions of the RSIM purchase agreement. The remaining $21.9 million remains in escrow through the fourth quarter of 2017, and if there are no additional indemnification claims, the funds will be released to sellers.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

2. Acquisitions (Continued)

        At the time of the RSIM acquisition, the Company recorded a $25.6 million receivable for cash flows expected to be received from a third party under an agreement signed by RSIM with that party for the transfer of certain separate accounts in 2014. Pursuant to this agreement, Victory is entitled to receive earn-out payments from the buyer in the form of revenue share on the transferred separate accounts through December 31, 2018.

        The Company assesses the collectability of the receivable on a periodic basis. During the year to date period ended September 30, 2017, the Company recorded a $2.0 million loss, recorded in Interest income and other income/(expense) on the consolidated statements of operations and in Impairment of other receivable in the consolidated statement of cash flows, to write down this receivable to the estimated fair value of the remaining cash flows expected to be received under the earn-out arrangement.

        From acquisition date through September 30, 2017, the Company collected $11.4 million of this receivable and recognized interest income of $0.3 million in 2016 and $0.5 million in 2017. As of September 30, 2017, the receivable totaled $13.0 million, which is recorded in receivables on the condensed consolidated balance sheets.

        As of September 30, 2017 and December 31, 2016, the earn-out liability related to the acquisition of Compass EMP (CEMP) was valued at $1.5 million. The Company paid sellers a total of $2.7 million in base payments and earn-out payments during the third quarter of 2017.

        Costs related to acquisitions are summarized below and include legal and filing fees, advisory services, mutual fund proxy voting costs and other one-time expenses related to the transactions. These costs were expensed in 2017 and 2016 and are included in acquisition-related costs in the condensed consolidated statements of operations.

	Acquisition-related costs
	Quarter Ended September 30,		Year to Date Ended September 30,
(in millions)	2017	2016	2017	2016
RSIM	$0.1	$2.6	0.3	$5.7
Other	0.7	—	1.1	—

	$0.8	$2.6	1.4	$5.7

3. Fair Value Measurements

        The Company determines the fair value of certain financial and nonfinancial assets and liabilities. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value determinations utilize a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability.

        Classification within the fair value hierarchy contains three levels:

  •
  Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

3. Fair Value Measurements (Continued)

  •
  Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

  •
  Level 3—Valuation inputs are unobservable and significant to the fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

        The table below shows assets measured at fair value on a recurring basis, all dollars are in thousands:

	As of September 30, 2017
	Total	Level 1	Level 2	Level 3
Financial Assets
Investments	$10,188	$10,188	$—	$—
Interest rate cap	$—	—	—	—

Total Financial Assets	$10,188	$10,188	$—	$—

Financial Liabilities
Contingent Consideration Arrangements	$(1,465)	$—	$—	$(1,465)

Total Financial Liabilities	$(1,465)	$—	$—	$(1,465)

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Financial Assets
Investments	$6,163	$6,163	$—	$—
Interest rate cap	$20	$—	$20	$—

Total Financial Assets	$6,183	$6,163	$20	$—

Financial Liabilities
Contingent Consideration Arrangements	$(1,523)	$—	$—	$(1,523)

Total Financial Liabilities	$(1,523)	$—	$—	$(1,523)

        The fair value of the Company's interest rate cap is included in other assets on the consolidated balance sheets. Pricing is determined based on a third-party, model-derived valuation in which all significant inputs are observable in active markets (Level 2).

        Contingent consideration arrangements at September 30, 2017 and December 31, 2016 consist of the CEMP earn-out payment liability, which is included in consideration payable for acquisition of business on the condensed consolidated balance sheets. Level 3 inputs were utilized to determine fair value, or the present value of the expected future settlement, of the contingent consideration arrangement.

        Significant unobservable inputs used in the fair value calculation for this obligation include discount rates and growth assumptions. Four probability-weighted scenarios were used in formulating the growth rate assumptions. The discount rate was determined based on the pre-tax cost of debt. An increase to the

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

3. Fair Value Measurements (Continued)

discount rate would result in a lower fair value, while an increase to growth rate assumptions would result in a higher fair value.

Contingent Consideration Arrangements
Balance, December 31, 2016	$(1,523)

CEMP change in fair value measurement	25
CEMP year 2 earn-out payment	33

Balance, September 30, 2017	$(1,465)

        There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy from December 31, 2016 to September 30, 2017. The Company recognizes transfers at the end of the reporting period.

        The net carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value, due to the short-term nature of these assets and liabilities. The fair value of the Company's long-term debt at September 30, 2017 is considered to be its carrying amount as the term loans were refinanced in August 2017 (see Note 7). Level 2 inputs are utilized to determine the fair value of the Company's long-term debt.

4. Related-Party Transactions

        The Company considers certain funds that it manages, including the Victory Funds, the Victory ETFs, the Victory Collective Funds and Victory Capital Series, LLC, to be related parties as a result of the Company's advisory relationship.

        The Company receives investment management, administrative, distribution, and compliance service fees in accordance with contracts that Victory and VCA have with the Victory Funds. The Company also receives investment management fees from the Victory ETFs, Victory Collective Funds and Victory Capital Series, LLC under Victory's advisory contracts with these funds.

        Under the terms of monitoring agreements with affiliates of two shareholders of the Company, the Company pays annual fees for monitoring services which are included in general and administrative on the condensed consolidated statements of operations.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

4. Related-Party Transactions (Continued)

        A summary of the balances and transactions involving related parties appears below.

	Line Item Affected	September 30, 2017	December 31, 2016
Related party assets
Investment management fees receivable from affiliates	Receivables	$21,469	$20,811
Fund distribution fees receivable from affiliates	Receivables	1,635	1,937
Fund administration fees receivable from affiliates	Receivables	1,841	1,493
Fund expense and other reimbursements from affiliates	Receivables	469	1,174
Investments, at fair value	Investments	9,837	5,579

Total		$35,251	$30,994

Related party liabilities
Fund expense reimbursements payable to affiliates	Accounts payable and accrued expenses	$1,489	$2,380
Promissory note	Other liabilities	814	1,245

Total		$2,303	$3,625

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

4. Related-Party Transactions (Continued)

		Quarter Ended September 30,		Year to Date Ended September 30,
	Line Item Affected	2017	2016	2017	2016
Related party revenue
Investment management fees from affiliates	Investment management fees	$64,282	$50,948	$188,009	$111,834
Fund administration fees from affiliates	Fund administration and distribution fees	5,613	4,210	16,383	11,817
Fund distribution fees from affiliates	Fund administration and distribution fees	10,684	9,753	32,920	21,535
Fund compliance fees due from affiliates	Fund administration and distribution fees	75	—	75	—

Total		$80,654	$64,911	$237,387	$145,186

Related party expense
Fund expense reimbursements to affiliates	Distribution and other asset-based expenses	$2,216	$1,571	$9,826	$6,135
Monitoring fees	General and administrative	288	288	864	864

Total		2,504	1,859	10,690	6,999

Related party other income/(expense)
Realized gains/(losses) on available-for-sale securities, net	Interest income and other income/(expense)	$15	$49	$15	$55
Unrealized gains/(losses) on trading securities of affiliated funds, net	Interest income and other income/(expense)	409	189	665	323
Realized gains/(losses) on trading securities of affiliated funds, net	Interest income and other income/(expense)	44	(3)	52	(30)
Interest on promissory note	Interest expense and other financing costs	(10)	(13)	(29)	(28)

Total		$458	$222	$703	$320

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

5. Investments

        The Company holds both available-for-sale securities and trading securities. A summary of the cost and fair value of investments classified as available-for-sale investments is as follows:

		Gross Unrealized
				Fair Value
(in thousands)	Cost	Gains	(Losses)
As of September 30, 2017	$569	$71	$—	$640
As of December 31, 2016	548	4	(27)	525

        As of September 30, 2017 and December 31, 2016, available-for-sale investments consisted entirely of investments in Victory sponsored mutual funds. Unrealized gains and losses on available-for-sale investments are recorded, net of tax, to accumulated other comprehensive loss.

        A summary of the cost and fair value of investments classified as trading securities is as follows:

		Gross Unrealized
				Fair Value
(in thousands)	Cost	Gains	(Losses)
As of September 30, 2017	$8,694	$959	$(105)	$9,548
As of December 31, 2016	5,453	406	(221)	5,638

        As of September 30, 2017 and December 31, 2016, trading securities included Victory sponsored and third party mutual funds held under a deferred compensation plan. Unrealized gains and losses on trading securities are recorded in interest income and other income/(expense) on the condensed consolidated statements of operation.

        Sales of investments result in realized gains or losses that are recorded in interest income and other income/(expense) on the condensed consolidated statements of operation. The details of investment sales are as follows:

	Quarter Ended September 30,
	2017			2016
		Realized			Realized
	Sale Proceeds			Sale Proceeds
(in thousands)		Gains	(Losses)		Gains	(Losses)
Available-for-sale investments	$79	$15	$—	$951	$49	$—
Trading investments	2,954	84	(11)	150	—	(3)

	Year to Date Ended September 30,
	2017			2016
		Realized			Realized
	Sale Proceeds			Sale Proceeds
(in thousands)		Gains	(Losses)		Gains	(Losses)
Available-for-sale investments	$79	$15	$—	$1,062	$55	$—
Trading investments	4,166	111	(26)	793	2	(59)

6. Income Taxes

        The income tax benefit for the period ended September 30, 2016 is comprised of federal and state taxes. The income tax provision for the period ended September 30, 2017 is comprised of federal and state taxes as well as foreign income taxes.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

6. Income Taxes (Continued)

        For the quarter and year to date period ended September 30, 2016, the income tax benefit was $1.8 million and $1.6 million, or 32.9 percent and 32.0 percent of pre-tax income, respectively. For the quarter and year to date period ended September 30, 2017, the provision for income taxes was $5.1 million and $9.3 million, or 39.5 percent and 38.9 percent of pre-tax income, respectively.

        The differences between the Company's effective tax rate and the statutory federal rate of 35.0 percent are state and local income taxes and non-deductible expenses, and for the quarter and year to date periods ended September 30, 2017, remeasurement of prior year deferred tax assets.

        No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized. The Company has analyzed its tax positions for all open years (2013 - 2015) and has concluded that no provision for income tax is required in the financial statements.

7. Debt

        On February 6, 2017, the syndicated senior credit facility of Victory Capital Operating, LLC (the Credit Agreement) was amended to increase principal borrowed under the Term Loan facility by $125 million (Incremental Term Loan 3). The proceeds, net of transaction costs, were used to finance a special distribution (Special Dividend) to the Company's shareholders at $2.19 per share. Holders of restricted shares that were unvested at the time the Special Dividend was declared will be paid the Special Dividend when the restricted shares vest.

        The declaration of the Special Dividend resulted in the payment of cash dividends totaling $120 million in February 2017 and $0.8 million in the third quarter of 2017, with an additional $1.1 million in cash expected to be paid to holders of restricted shares as these shares vest.

        Incremental Term Loan 3 was issued at par. The Company incurred $2.7 million in costs related to the issuance of Incremental Term Loan 3, of which $1.7 million was recorded in debt issuance costs and capitalized to long-term debt and $1.0 million was expensed and is included in general and administrative expense.

        With the issuance of Incremental Term Loan 3, the terms of the Credit Agreement were amended to require principal payments of $7.9 million per calendar quarter. No other terms or conditions were changed. The Company concluded that the change resulted in a debt modification rather than an extinguishment of debt.

        On August 1, 2017 (the Effective Date), the Credit Agreement was amended to refinance all existing Term Loans outstanding immediately prior to the Effective Date. The spread above LIBOR on Eurocurrency Loans was reduced to 5.25% from 7.50%, and the spread above the applicable interest rate for Alternative Base Rate Loans was reduced to 4.25% from 6.50%.

        With the August 1, 2017 amendment, a prepayment penalty of 1.0% went into effect for six months following the Effective Date in the event all or a portion of the Term Loans are repaid or refinanced (other than in connection with an initial public filing or change of control transaction) with debt having an effective interest cost or weighted average yield less than that of the Term Loans. No other terms or conditions were changed. The Company incurred $1.2 million in arranger and legal costs related to this amendment that are reflected in general and administrative costs on the condensed consolidated statement of operations. The Company recognized a $0.3 million loss on debt extinguishment with the refinancing of the term loans that is reflected in interest expense and other financing costs in the condensed consolidated

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

7. Debt (Continued)

statement of operations. No new debt issuance costs were recorded in conjunction with the debt refinancing.

        As of September 30, 2017 and 2016, the interest rate per annum on the Credit Agreement was 6.58% and 8.50% per annum, respectively. Including the impact of amortization of debt issuance costs and original issue discount, the effective yield for obligations under the Term Loan facility was 7.49% as of September 30, 2017 and 9.59% as of September 30, 2016.

        The components of long-term debt on the condensed consolidated balance sheets at September 30, 2017 and December 31, 2016 appear below.

	September 30, 2017	December 31, 2016
Principal outstanding	$517,750	$438,626
Unamortized debt issuance costs	(12,278)	(13,370)
Unamortized debt discount	(5,454)	(6,728)

Long-term debt	$500,018	$418,528

        As of September 30, 2017, there were no outstandings under the Revolver Commitments. The balance outstanding at December 31, 2016 of $3.5 million was repaid on January 5, 2017.

8. Share-Based Compensation

        On March 30, 2017, the Victory Capital Holdings, Inc. Equity Incentive Plan was amended to increase the maximum number of shares that may be issued in connection with awards granted under this plan to 15,097,459 shares, of which 10,118,245 shares are allocated for issuances of stock options and 4,979,214 shares are allocated for issuances of restricted shares.

        Activity during the periods ended September 30, 2017 and 2016 related to stock option awards and restricted stock awards is shown on the following page.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

8. Share-Based Compensation (Continued)

Shares Subject to Stock Option Awards

	Year to Date Ended September 30, 2017			Year to Date Ended September 30, 2016
	Avg wtd grant-date fair value	Avg wtd exercise price*	Units	Avg wtd grant-date fair value	Avg wtd exercise price*	Units
Outstanding at the beginning of period	$3.40	$4.90	8,669,475	$2.93	$3.33	6,530,181
Granted	6.14	13.51	774,357	4.26	7.91	2,937,303
Forfeited	2.89	3.44	(122,461)	2.94	3.33	(234,410)
Exercised	2.44	2.54	(73,406)	—	—	—
Modified to liability to be cash settled	2.58	2.54	(156,273)	2.59	2.55	(438,686)

Outstanding at the end of the period	$3.66	$5.71	9,091,693	$3.39	$4.90	8,794,388

Vested	$3.13	$4.13	5,397,026	$2.87	$3.32	3,268,419
Nonvested	4.42	8.03	3,694,667	3.70	5.83	5,525,969
Expected to vest	4.30	7.71	2,662,759	3.53	5.36	4,487,145

*
Reflects the reduction of exercise price on options granted prior to February 2017 from the February 2017 Special Dividend

Restricted Stock Awards

	YTD September 30, 2017		YTD September 30, 2016
	Avg wtd grant-date fair value	Units	Avg wtd grant-date fair value	Units
Nonvested at beginning of period	$9.48	1,018,228	$5.84	378,769
Granted	13.51	623,165	10.27	833,573
Vested	7.99	(339,701)	5.79	(194,115)
Forfeited	8.81	(8,585)	—	—

Nonvested at end of period	$11.82	1,293,107	$9.48	1,018,228

Vested and outstanding at end of period	$6.65	851,968	$5.76	518,749
Expected to vest	11.99	1,080,883	9.23	848,834

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

8. Share-Based Compensation (Continued)

Director Plan Restricted Stock Awards

	YTD September 30, 2017		YTD September 30, 2016
	Avg wtd grant-date fair value	Units	Avg wtd grant-date fair value	Units
Nonvested at beginning of period	$5.71	49,230	$5.71	114,971
Granted	—	—	—	—
Vested	5.71	(49,230)	5.71	(49,230)
Forfeited	—	—	—	—

Nonvested at end of period	$5.71	—	$5.71	65,741

Vested and outstanding at end of period	$5.71	262,791	$5.71	197,093
Expected to vest	5.71	—	5.71	57,808

        The grant date fair value of stock option awards is computed using Black-Scholes option pricing framework. The grant date fair value of stock option awards granted in 2017 was computed using the following assumptions as of the date of the grant:

Assumptions
Current stock price	$13.51
Exercise price	$13.51
Expected volatility	50%
Risk free rate	1.92% - 2.22%
Expected life in years	5

        All stock option awards are considered non-qualified. For certain stock option awards granted on July 31, 2017, fifty percent of the shares of common stock subject to each option vest based on service and the remaining fifty percent of the shares of common stock subject to each option vest upon satisfaction of various performance conditions. For all other stock option awards granted in 2017, sixty percent of the shares of common stock subject to each option vest based on service; the remaining forty percent of the shares of common stock subject to each option vest upon satisfaction of various performance conditions.

        For restricted share awards granted on March 10, 2017, the shares vest 25% on each of the first four anniversaries of the grant date. For restricted share awards granted on March 31, 2017 and July 1, 2017, fifty percent of the shares vest on the third anniversary of the grant date and the remaining fifty percent vest upon achievement of certain share prices for the Company's stock.

        The Company used both a market approach and income approach to estimate the current stock price used in the valuation of restricted share and stock option awards issued during 2017. The market approach considered the then current EBITDA multiples and price/earnings multiples of comparable public companies. The income approach considered management's forecast of operating results, a long-term growth rate and a discount rate. The results of the market approach and income approach were weighted in developing the estimate of fair value.

        The expected life of the options granted was based on the average holding period for a private equity investment. The risk free interest rate was based on the yield for the U.S. Treasury coupon strip with a maturity date equal to the expected life of the award. As the Company's common shares are not publicly

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

8. Share-Based Compensation (Continued)

traded, the Company has calculated expected volatility based on an average volatility of companies in the same or similar lines of business adjusted for differing levels of leverage.

        During the year to date period ended September 30, 2017, the Company modified equity awards to provide for the settlement of these awards in cash versus stock as originally intended. At the time of the modification, the Company recorded a reduction to equity of $1.5 million and additional compensation expense of $0.3 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value. The resulting liabilities of $1.8 million were paid in cash in the second quarter of 2017 and are included in cash flows from financing activities in the condensed consolidated statement of cash flows for the year to date period ended September 30, 2017 as payments related to equity awards modified to liabilities.

        During the year to date period ended September 30, 2016, the Company modified equity awards to provide for the settlement of these awards in cash versus stock as originally intended. At the time of the modification, the Company recorded a reduction to equity of $1.9 million and additional compensation expense of $0.7 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value. The resulting liability of $2.6 million was paid in cash in period ended September 30, 2016. The condensed consolidated statement of cash flows for the year to date period ended September 30, 2016 included $4.3 million in payments related to equity awards modified to liabilities, of which $1.7 million represented payments related to modifications of equity awards made in the year ended December 31, 2015.

        In February 2017, the Company declared a Special Dividend of $2.19 per share.

        As of September 30, 2017, the amount of cash bonuses and distributions related to dividends previously declared on restricted shares and options expected to vest in the future totaled $1.3 million, which is not recorded as a liability as of the balance sheet date. A liability will be recorded for these cash bonuses and dividends when the restricted shares and options vest.

9. Earnings Per Share

        The computation of basic and diluted earnings per share is as follows:

		Quarter Ended September 30,		Year to Date Ended September 30,
(in thousands except per share amounts)		2017	2016	2017	2016
Net income/(loss)		$7,850	$(3,743)	$14,617	$(3,383)
Shares:
Basic:	Weighted average number of shares outstanding	54,961,161	52,534,374	54,867,257	48,403,649
Plus:	Incremental shares from assumed conversion of dilutive instruments	4,777,015	—	4,650,349	—

Diluted:	Weighted average number of shares outstanding	59,738,176	52,534,374	59,517,606	48,403,649

        For the periods ended September 30, 2017 and 2016, there were 434,832 and 4,721,653 outstanding instruments, respectively, excluded from the above computations of weighted average shares for diluted

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

9. Earnings Per Share (Continued)

EPS because the effects would be anti-dilutive. Holders of non-vested share-based compensation awards do not have rights to receive non-forfeitable dividends on the shares covered by the awards.

Unaudited Pro Forma Earnings Per Share

        In February 2017 and December 2017, the Company paid cash dividends of $119.8 million and $12.6 million, respectively. SEC Staff Accounting Bulletin Topic 1.B.3 requires that pro forma basic and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings during the previous twelve months. In addition, the offering proceeds will result in a significant change in capitalization due to the repayment of debt. The pro forma basic and diluted earnings per share below gives effect to the deemed issuance of the number of shares that would be required to generate net proceeds sufficient to pay the February 2017 Special Dividend, the December 2017 Dividend and debt repayments per the Proposed Debt Refinancing. The number of pro forma shares added to the denominator was limited to the total number of shares expected to be issued in the Company's initial public offering because all proceeds from the issuance of these shares will be used to replace the capital related to dividends in excess of earnings and the repayment of debt.

        The following is a computation of pro forma basic and diluted earnings per share for the nine months ended September 30, 2017.

		Year to Date Ended September 30, 2017
Net income/(loss)		$14,617
Reduction in interest expense, net of tax		14,385

Pro forma net income/(loss)		$29,002

Weighted average number of shares outstanding-basic		54,867,257
Plus:	Shares to be issued in offering	11,700,000

Pro forma weighted average number of shares outstanding-basic		66,567,257

Weighted average number of shares outstanding-diluted		59,517,606
Plus:	Shares to be issued in offering	11,700,000

Pro forma weighted average number of shares outstanding-diluted		71,217,606

Pro forma earnings per share:
Basic		$0.44
Diluted		0.41

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Quarters Ended September 30, 2017 and 2016

10. Accumulated Other Comprehensive Loss

        The following table presents changes in accumulated other comprehensive loss by component for the year to date periods ending September 30, 2017 and 2016, all dollars are in thousands.

	Available-for-sale Securities(a)	Cash Flow Hedges(b)	Cumulative Translation Adjustment	Total
Balance, December 31, 2015	$(31)	$(511)	$—	$(542)
Other comprehensive income/(loss) before reclassification and tax	71	(259)	(42)	(230)
Tax impact	(17)	97	10	90
Reclassification adjustments, before tax	(2)	180	—	178
Tax impact	1	(68)	—	(67)

Net current period other comprehensive income/(loss)	53	(50)	(32)	(29)

Balance, September 30, 2016	$22	$(561)	$(32)	$(571)

Balance, December 31, 2016	$(13)	$(462)	$(62)	$(537)
Other comprehensive income/(loss) before reclassification and tax	110	(20)	96	186
Tax impact	(42)	8	(38)	(72)
Reclassification adjustments, before tax	(15)	540	—	525
Tax impact	6	(205)	—	(199)

Net current period other comprehensive income/(loss)	59	323	58	440

Balance, September 30, 2017	$46	$(139)	$(4)	$(97)

(a)
Reclassifications out of AOCL related to available-for-sale securities are recorded in interest income and other income/(expense)

(b)
Reclassifications out of AOCL related to cash flow hedges are recorded in interest expense and other financing costs

11. Equity Method Investment

        On August 1, 2017, the Company signed an amendment to the Cerebellum equity investment agreement accelerating the time frame under which Cerebellum can require Victory Capital Operating (Operating) to purchase up to $3 million of additional equity at the December 5, 2016 price per unit. The $3 million equity investment made by the Company in December 2016 and the $3 million of additional equity subject to the Cerebellum put option are in participating preferred units that accrue a preferred return of 6.0% per annum.

        Under the terms of the amendment, Cerebellum can require Operating to purchase the additional $3 million in equity between August 1, 2017 and May 1, 2018 in quarterly installments not to exceed $1 million each. The first quarterly installment in the amount of $1 million was made on August 1, 2017, and the second quarterly installment in the amount of $1 million was made on November 1, 2017. The additional equity purchased in August and November 2017 did not change the classification of the investment as an equity method investment.

12. Subsequent Developments

        In November 2017, the Company's board of directors approved a dividend of $0.23 per share, with a record date of December 1, 2017 and a payment date of December 5, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Victory Capital Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Victory Capital Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Victory Capital Holdings, Inc. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 22, 2017, except as to Note 2, as to which the date is February 1, 2018

Victory Capital Holdings, Inc.

Consolidated Balance Sheets

(In thousands, except for shares)

	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	$16,441	$15,144
Investment management fees receivable	43,597	26,818
Fund administration and distribution fees receivable	4,604	3,529
Other receivables	35,669	6,652
Prepaid expenses	4,208	3,645
Available-for-sale securities, at fair value	525	532
Trading securities, at fair value	5,638	2,838
Property and equipment, net	9,544	6,592
Goodwill	284,108	219,732
Other intangible assets, net	434,349	329,399
Deferred tax asset, net	7,452	4,313
Other assets	4,816	1,195

Total assets	$850,951	$620,389

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$3,712	$1,413
Accrued compensation and benefits	40,539	24,293
Accrued expenses	27,535	14,365
Consideration payable for acquisition of business	17,267	13,132
Deferred compensation plan liability	5,638	2,838
Other liabilities	6,734	3,021
Long-term debt	418,528	311,898

Total liabilities	519,953	370,960
Stockholders' equity:
Common stock, par value $0.01 per share; 2016—78,837,300 shares authorized, 56,505,321 shares issued and 54,785,792 shares outstanding; 2015—78,837,300 shares authorized, 47,066,744 shares issued, 46,567,266 shares outstanding	548	466
Additional paid-in capital	421,764	321,331
Treasury stock, at cost: 2016—1,719,529 shares; 2015—499,478 shares	(16,245)	(3,992)
Accumulated other comprehensive loss	(537)	(542)
Retained deficit	(74,532)	(67,834)

Total stockholders' equity	330,998	249,429

Total liabilities and stockholders' equity	$850,951	$620,389

(1)
See Note 2 to the Consolidated Financial Statements.

Victory Capital Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands except share amounts)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue
Investment management fees	$248,482	$201,553
Fund administration and distribution fees	49,401	39,210

Total revenue	297,883	240,763
Expenses
Personnel compensation and benefits	122,615	93,819
Distribution and other asset-based expenses	77,497	51,481
General and administrative	26,628	22,959
Depreciation and amortization	30,405	27,291
Change in value of consideration payable for acquisition of business	(378)	193
Acquisition-related costs	6,619	3,187
Restructuring and integration costs	10,012	8,613

Total operating expenses	273,398	207,543

Income/(loss) from operations	24,485	33,220
Other income (expense)
Interest income and other income	1,086	47
Interest expense and other financing costs	(34,642)	(26,045)

Total other income (expense), net	(33,556)	(25,998)

Income/(loss) before income taxes	(9,071)	7,222
Income tax benefit/(expense)	3,000	(3,422)

Net income/(loss)	$(6,071)	$3,800

Earnings per share—basic	$(0.12)	$0.08
Earnings per share—diluted	(0.12)	0.08
Weighted average shares outstanding—basic	50,017,712	46,408,891
Weighted average shares outstanding—diluted	50,017,712	48,090,753
Dividends declared per share	$—	$1.28
Unaudited Pro Forma Data(1)
Earnings per share—basic	$0.07
Earnings per share—diluted	0.07

(1)
See Note 16 to the Consolidated Financial Statements

Victory Capital Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income/(loss)	$(6,071)	$3,800
Other comprehensive loss:
Net unrealized income/(loss) on available-for-sale securities, net of tax expense of $9 and tax benefit of $10, respectively	18	(15)
Net unrealized income/(loss) on cash flow hedge, net of tax expense of $24 and tax benefit of $287 respectively	49	(477)
Net unrealized loss on foreign currency translation adjustment, net of tax of benefit of $38 and $0 respectively	(62)	—

Total other comprehensive income/loss	5	(492)

Comprehensive income/(loss)	$(6,066)	$3,308

Victory Capital Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except for shares)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Retained Deficit
	Shares	Amount	Shares	Amount				Total
Balance, December 31, 2014	46,592,669	$466	(351,264)	$(2,807)	$315,238	$(50)	$(11,533)	$301,314

Issuance of common stock	209,006	$2	—	$—	$1,669	$—	$—	$1,671
Vesting of restricted share grants	223,197	$2	—	$—	$(2)	$—	$—	$—
Vesting of director share grants	82,166	$—	—	$—	$—	$—	$—	$—
Common stock repurchased	—	$—	(148,214)	$(1,185)	$—	$—	$—	$(1,185)
Equity awards modified to liabilities	(40,295)	$—	—	$—	$(1,305)	$—	$—	$(1,305)
Other comprehensive loss	—	$—	—	$—	$—	$(492)	$—	$(492)
Stock-based compensation	—	$—	—	$—	$5,727	$—	$—	$5,727
Dividend	—	$—	—	$—	$—	$—	$(60,101)	$(60,101)
Net income	—	$—	—	$—	$—	$—	$3,800	$3,800

Balance, December 31, 2015	47,066,744	$470	(499,478)	$(3,992)	$321,327	$(542)	$(67,834)	$249,429

Issuance of common stock	9,206,094	$92	—	$—	$94,429	$—	$—	$94,521
Equity issuance costs	—	$—	—	$—	$(210)	$—	$—	$(210)
Vesting of restricted share grants	194,290	$2	—	$—	$(2)	$—	$—	$—
Vesting of director share grants	65,698	$1	—	$—	$(1)	$—	$—	$—
Common stock repurchased	—	$—	(1,220,051)	$(12,253)	$—	$—	$—	$(12,253)
Equity awards modified to liabilities	(27,506)	$—	—	$—	$(2,316)	$—	$—	$(2,316)
Other comprehensive loss	—	$—	—	$—	$—	$5	$—	$5
Stock-based compensation	—	$—	—	$—	$8,520	$—	$—	$8,520
Dividend	—	$—	—	$—	$—	$—	$(627)	$(627)
Net income	—	$—	—	$—	$—	$—	$(6,071)	$(6,071)

Balance, December 31, 2016	56,505,321	$565	(1,719,529)	$(16,245)	$421,747	$(537)	$(74,532)	$330,998

Victory Capital Holdings, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flows from operating activities
Net income	$(6,071)	$3,800
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for deferred income taxes	(3,080)	2,480
Depreciation and amortization	30,405	27,291
Amortization of deferred financing fees, debt discount, acquisition base payments, and interest rate cap expense	4,792	3,208
Stock-based and deferred compensation	12,022	8,992
Change in fair value of contingent consideration obligations	(378)	193
Payments for settlement of contingent consideration	—	(1,317)
Unrealized depreciation (appreciation) on trading securities	(394)	196
Changes in operating assets and liabilities:
Investment management fees receivable	(4,411)	3,043
Fund administration and distribution fees receivable	(895)	(121)
Other receivables	98	820
Prepaid expenses	1,304	661
Other assets	(7)	—
Accounts payable	2,299	(60)
Accrued compensation and benefits	2,178	(7,376)
Accrued expenses	3,520	(2,372)
Deferred compensation plan liability	(17)	(409)
Other liabilities	(1,825)	1,625

Net cash provided by operating activities	39,540	40,654
Cash flows from investing activities
Purchases of property and equipment	(1,164)	(1,928)
Disposal of property and equipment due to restructuring	12	31
Purchases of trading securities	(4,991)	(4,807)
Sales of trading securities	2,585	2,132
Purchases of available-for-sale securities	(355)	(369)
Sales of available-for-sale securities	1,290	792
Equity method investment	(3,025)	—
Purchase of call option	(827)	—
Sale of put option	806	—
Acquisition of business, net of cash acquired	(204,413)	(16,000)

Net cash used in investing activities	(210,082)	(20,149)
Cash flows from financing activities
Issuance of common stock, net of costs	89,259	1,671
Repurchase of common stock	(10,529)	(1,185)
Payment of equity awards modified to liabilities	(4,632)	(51)
Proceeds from long-term senior debt	129,975	49,625
Proceeds from draw on line of credit	3,500	—
Payment for interest rate cap on debt	—	(375)
Payment of debt financing fees	(5,854)	(1,979)
Repayment of long-term senior debt	(21,013)	(16,673)
Repayment of promissory note	(479)	—
Payment of dividends	(627)	(60,101)
Payment of consideration for acquisition	(7,761)	(2,056)

Net cash provided by financing activities	171,839	(31,124)

Net (decrease) increase in cash and cash equivalents	1,297	(10,619)
Cash and cash equivalents, beginning of period	15,144	25,763

Cash and cash equivalents, end of period	$16,441	$15,144

Supplemental cash flow information
Cash paid for interest	29,393	22,579
Cash paid for income taxes	495	613
Supplemental disclosure of non-cash item
Promissory note issued for repurchase of common stock and equity awards	1,724	—
Equity awards modified to liabilities pending payment	—	(1,255)

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2016 and 2015

1. Organization and Nature of Business

        Victory Capital Holdings, Inc., a Delaware corporation (along with its wholly-owned subsidiaries, collectively referred to as the Company) was formed on February 13, 2013 for the purpose of acquiring Victory Capital Management Inc. (Victory) and Victory Capital Advisers, Inc. (VCA), which occurred on August 1, 2013. The Company has one class of common stock with a par value of $0.01. Holders of common stock are entitled to one vote for each share held.

        Victory, a registered investment adviser under the Investment Advisers Act of 1940, manages assets for institutional, intermediary and retirement clients through separately managed accounts, collective trust funds, open-end mutual funds, exchanged-traded funds (ETFs) and unified managed account and wrap separate account programs. Victory also provides mutual fund administrative services to the Victory Portfolios, Victory Variable Insurance Funds, Victory Institutional Funds and the mutual fund series of Victory Portfolios II (collectively, the Victory Funds), a family of open-end mutual funds.

        VCA is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). VCA serves as distributor and underwriter for the Victory Funds and placement agent for Victory Capital Series, LLC, a Delaware multi-series limited liability company.

        On November 1, 2014, the Company acquired all of the outstanding membership interests in Munder Capital Management GP (Munder), a registered investment adviser and Delaware general partnership formed on December 31, 1994, and Munder's wholly-owned subsidiary, Integrity Asset Management LLC (Integrity), a registered investment adviser and Delaware limited liability company formed on February 13, 2003. Munder and Integrity provided investment management services to institutional investors such as pension plans, profit sharing plans and endowments. In addition, all series of the Munder Funds were reorganized and moved into the Victory Portfolios.

        On May 1, 2015, with the acquisition of Compass EMP (CEMP), Victory became the advisor to Victory Portfolios II, an open-end investment management company organized as a Delaware statutory trust and formerly known as Compass EMP Funds Trust. Victory Portfolios II includes mutual fund series and exchange-traded funds series (Victory ETFs). On November 1, 2015, VCA became the distributor for the mutual fund series of Victory Portfolios.

        On July 29, 2016, Victory Capital Operating, LLC (Operating) acquired all of the outstanding membership interests in RS Investment Management Co. LLC (RSIM) and its wholly-owned subsidiaries. On August 1, 2016, RSIM was merged into Victory, and RSIM's subsidiaries became subsidiaries of Victory.

        RSIM was a registered investment adviser and Delaware limited liability company formed on November 10, 1998 and provided investment advisory and related services to the RS Investment Trust (mutual funds), RS Variable Products Trust (variable investment trusts), and institutional and other clients. RSIM's four subsidiaries include RS Investment Management (Singapore) Pte. Ltd. (RSSI), RS Investments (Hong Kong) Limited (RSHK), RS Investments (UK) Limited (RSUK) and RS Funds Distributor LLC (RSFD).

        Concurrent with the RSIM acquisition, the RS Investment Trust and RS Variable Products Trust were re-organized into newly created series of the Victory Portfolios and Victory Variable Insurance Funds, and VCA became the distributor for the newly re-organized funds.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies

Basis of Presentation

        The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

        All dollar amounts, except per share data in the text and tables herein, are stated in thousands unless otherwise indicated.

Retroactive Adjustments for Common Stock Split

        The Company's Board of Directors and stockholders approved a 175.194 for 1 stock split of the Company's common stock on February 1, 2018. All common share and common per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this stock split (see Notes 13 and 16).

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The Company evaluates entities in which it invests and investment funds that it sponsors to determine whether the Company has a controlling financial interest in these entities and is required to consolidate them. A controlling financial interest generally exists if 1) the Company holds greater than 50% voting interest in entities controlled through voting interests or if 2) the Company has the ability to direct significant activities of a fund not controlled through voting interests (a variable interest entity or VIE) and the obligation to absorb losses of and/or the right to receive benefits from the VIE that could potentially be significant to the VIE.

        The Company's involvement with non-consolidated sponsored investment funds that are considered VIEs include providing investment advisory services, fund administration and distribution services and/or holding a minority interest. At December 31, 2016 and 2015, the Company's investments in and maximum risk of loss related to unconsolidated sponsored VIE investment funds totaled $5.6 million and $2.3 million respectively which are included in available-for-sale securities and trading securities on the consolidated balance sheets. The Company has not provided financial support to these entities outside the ordinary course of business, which includes assuming operating expenses of funds for competitive or contractual reasons through fee waivers and fund expense reimbursements. The Company does not consolidate the sponsored investment funds in which it had an equity investment as it holds a minority interest, does not direct significant activities of these funds and does not have the right to receive benefits nor the obligation to absorb losses that could potentially be significant to these funds.

        During the year ended December 31, 2016, the Company's involvement with other non-consolidated VIEs included an equity method investment and put and call option arrangements with Cerebellum Capital, LLC (Cerebellum). The Company's maximum risk of loss associated with Cerebellum totaled $6.0 million at December 31, 2016, which includes the $3.0 million investment and $3.0 million exposure under the put option for the purchase of additional equity (see Note 12).

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

        The Company applies the equity method of accounting to investments where it does not hold a controlling equity interest but has the ability to exercise significant influence over operating and financial matters. In the event that management identifies an other than temporary decline in the estimated fair value of an equity method investment to an amount below its carrying value, the investment is written down to its estimated fair value.

Use of Estimates and Assumptions

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may ultimately differ from those estimates and the differences may be material.

Revenue Recognition

Investment Management Fees

        Investment management fees are accrued as earned and are calculated as a contractual percentage of assets under management and advisement (AUM) and vary as levels of AUM change from inflows, outflows and market movement and with number of days in a reporting period.

        In 2016 and 2015, waivers of investment management fees from affiliated funds were immaterial and are included in investment management fees on the consolidated statements of operation. Any fees collected in advance are deferred and recognized as income over the period earned.

        Performance-based investment management fees are accrued only when the performance period is complete, the amount of revenue is no longer subject to adjustment and collectability is reasonably assured. In 2016 the Company recognized an immaterial amount of performance-based investment management fees, which are recorded in investment management fees on the consolidated statements of operations. In 2015, the Company did not have any investment management agreements that included performance-based fees.

Fund Administration and Distribution Fees

        Fund administration fees are accrued on a monthly basis and are determined based on the contractual rate applied to average daily net assets of the Victory Funds for which administration services are provided. The Company is the primary obligor and has the ability to select the service provider and establish pricing and therefore, records fund administration fees and expenses on a gross basis.

        Fund distribution fees are accrued on a monthly basis and are determined based on the contractual rate applied to average daily net assets of the Victory Funds for which distribution services are provided. The Company is the primary obligor and has the ability to select the service provider and establish pricing and therefore, records distribution fees and expenses on a gross basis.

        The fair value of AUM of Victory Funds is primarily determined using quoted market prices or independent third-party pricing services or broker price quotes. In limited circumstances, a quotation or price evaluation is not readily available from a pricing service. In these cases, pricing is determined by management based on a prescribed valuation process that has been approved by the directors/trustees of the sponsored products. The same prescribed valuation process is used to price securities in separate

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

accounts and other vehicles for which a quotation or price evaluation is not readily available from a pricing service. For the periods presented, a de minimis amount of the AUM was priced in this manner.

Distribution and Other Asset-Based Expenses

        Distribution and other asset-based expenses include broker dealer distribution, platform distribution, sub-administration, and sub-advisory expenses. These expenses are accrued on a monthly basis and are generally calculated as a percentage of AUM and vary as levels of AUM change from inflows, outflows and market movement and with the number of days in the month.

        Also included in distribution and other asset-based expenses are middle office expenses. Middle office expenses are accrued on a monthly basis and vary with changes in mutual fund, institutional and wrap separate account AUM levels, the number of accounts and volume of account transaction activity.

Restructuring and Integration Costs

        In connection with business combinations, asset purchases and changes in business strategy, the Company incurs costs integrating investment platforms, products and personnel into existing systems, processes and service provider arrangements and restructuring the business to capture operating expense synergies. In the case of business combinations, these costs are incurred after the closing date.

        These costs include severance-related expenses related to one-time benefit arrangements and contract termination costs. A liability for restructuring costs is recognized only after management has developed a formal plan to which it has committed. The costs included in the restructuring liability are those costs that are either incremental or incurred as a direct result of the plan, or are the result of a continuing contractual obligation with no continuing economic benefit to the Company, or a penalty incurred to cancel the contractual obligation. Severance expense is recorded when management has committed to a plan for a reduction in workforce, the plan has been communicated to employees and it is unlikely that there will be significant changes to the plan.

        Contract termination liabilities are recorded for contract termination costs when the Company terminates a contract or stops using the product or service covered by the contract. Contract termination liabilities are recognized and measured at fair value. Contract termination costs are recorded in

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

restructuring and integration costs on the consolidated statements of operations. A rollforward of restructuring and integration liabilities for 2016 and 2015 appears below.

(in millions)	2016	2015
Liability balance, beginning of year	$5.0	$4.3

Severance expense
RSIM	7.4	—
Other	—	5.0
CEMP	—	0.5
Munder	—	2.1
Contract termination expense
RSIM	2.4	—
CEMP	—	—
Munder	—	0.9
Integration costs	0.2	0.1

Restructuring and integration costs	10.0	8.6
Settlement of liabilities	(7.6)	(7.9)

Liability balance, end of year	$7.4	$5.0

        As of December 31, 2016, $6.9 million of the liability balance was included in accrued expenses and $0.5 million was included in other liabilities on the consolidated balance sheets. As of December 31, 2015, $2.7 million of the restructuring and integration liability was included in accrued expenses and $2.3 million was included in other liabilities on the consolidated balance sheets. Substantially all of the remaining restructuring and integration liability at December 31, 2016 is expected to be paid in 2017.

        As a result of recent growth and changes in the business and additional senior management hires, the Company made the decision in late 2015 to streamline the leadership team. The Company recorded $5.0 million in restructuring and integration costs on the consolidated statements of operation related to one-time benefit arrangements in connection with this restructuring plan.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash at banks, money market funds and short-term liquid investments with original maturities of three months or less at the time of purchase. For the Company and certain subsidiaries, cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Investments

Available-For-Sale Securities

        Available-for-sale securities include investments in affiliated mutual funds and are recorded in available-for-sale securities on the consolidated balance sheets. Investments in available-for-sale securities are carried at fair value. Changes in fair value are recognized as a component of other comprehensive income (loss) until the securities are sold. Unrealized holdings gains or losses (to the extent such losses are

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

considered temporary) are reported net of deferred tax as a separate component of accumulated other comprehensive income (loss) until realized. Upon disposition, the gain or loss on the security is reclassified from other comprehensive income (loss) to other income (expense) on the consolidated statements of operations. The cost of securities sold is determined using the specific identification method. Dividend income is accrued on the declaration date and is included in other income in the consolidated statements of operations. Transactions are recorded on a trade-date basis.

        The Company periodically reviews each individual security that is in an unrealized loss position to determine if the impairment is other-than-temporary. Factors that are considered in determining whether other-than-temporary declines in value have occurred include the severity and duration of the unrealized loss and the Company's ability and intent to hold the security for a length of time sufficient to allow for recovery of such unrealized losses. Impairment charges are recorded in other income (expense) on the consolidated statements of operations. No impairments were recognized as a result of such review in the years ended December 31, 2016 and 2015.

Trading Securities

        Trading securities include investments in affiliated and third party mutual funds held in a rabbi trust under a deferred compensation plan. Trading securities are recorded at fair value on the consolidated balance sheets. Changes in value in trading securities are recognized by the Company in other income (expense) on the consolidated statements of operations.

        The Company's available-for-sale and trading securities are valued through the use of quoted market prices available in an active market, which is the NAV of the funds.

Derivative Financial Instruments

        The Company evaluates financial instruments and other contracts to determine if the arrangement meets the characteristics of a derivative under ASC 815 and the criteria to use hedge accounting.

Hedging instruments

        The Company uses derivative financial instruments to manage interest rate risk related to a portion of its long-term debt. Derivatives are recorded as other assets and other liabilities on the balance sheet and are measured at fair value. To qualify for hedge accounting, the derivative must be deemed to be highly effective in offsetting the designated changes in the hedged item. If the Company's derivatives qualify as cash flow hedges, the effective portion of fluctuations in the fair value of the derivatives are recorded in accumulated other comprehensive income and reclassified, as adjustments to interest expense, as the underlying hedged item impacts earnings.

        The change in fair value of the ineffective portion of the derivative, if any, is recognized immediately in earnings. If a cash flow hedge is terminated or is no longer considered to be effective, hedge accounting is discontinued prospectively. If the derivative continues to exist, future changes in fair value are accounted for in income unless the derivative is re-designated in a new qualifying hedge relationship.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

        The Company assesses ongoing effectiveness for its interest rate cap derivatives, which have been designated as cash flow hedges, based on total changes in the cap's cash flows and by reviewing whether there have been any changes in the critical terms of the cap or transaction being hedged or any adverse changes in the counterparty's credit. If no such changes have occurred, no ineffectiveness is recorded. If there are changes in critical terms, prospective and retrospective hedge effectiveness is assessed via a cumulative dollar offset test and ineffectiveness is recognized in earnings. No hedge ineffectiveness was recorded in the years ended December 31, 2016 and 2015.

Property and Equipment

        Property and equipment is recorded at cost less accumulated depreciation. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets, generally three to ten years. Improvements to leased property are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the applicable lease. When assets are sold or retired, the related cost and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in other income (expense) in earnings. Gains and losses resulting from the sale or disposal of assets as part of a restructuring plan are included in restructuring and integration costs in earnings. The cost of repairs and maintenance are expensed as incurred. Equipment and leasehold improvements are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of an asset may not be recoverable.

Segment Reporting

        The Company operates in one business segment that provides investment management services and products to institutional and intermediary clients. The Company's determination that it has one operating segment is based on the fact that the Chief Operating Decision Maker (CODM) reviews the Company's financial performance on an aggregate level.

Goodwill

        Goodwill represents the excess cost of the acquisition over the fair value of net assets acquired in a business combination.

        For goodwill impairment testing purposes, the Company has determined that there is only one reporting unit.

        The Company tests goodwill for impairment on annual basis, or more frequently if facts and circumstances indicate that goodwill may be impaired. Factors that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the Company's use of the acquired assets in a business combination or strategy for the Company's overall business, and significant negative industry or economic trends. The Company conducts the annual impairment assessment as of October 1st. The Company uses a qualitative approach to test for potential impairment of goodwill. If, after considering various factors, management determines that it is more likely than not that goodwill is impaired, a two-step process to test for and measure impairment is performed which begins with an estimation of the fair value of the Company by considering discounted cash flows. The assumptions used to estimate fair value include management's estimates of future growth

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

rates, operating cash flows, discount rates and terminal value. These assumptions and estimates can change in future periods based on market movement and factors impacting the expected business performance. Changes in assumptions or estimates could materially affect the determination of the fair value of the Company. If the present value of future expected cash flows falls below the recorded book value of equity, the Company's goodwill would be considered impaired. There were no impairments to goodwill recognized during the years ended December 31, 2016 or 2015.

Intangible Assets

        Intangible assets acquired by the Company outside of a business combination are initially recognized and measured based on the Company's cost to acquire the intangible assets. If a group of assets is acquired, the cost is allocated to individual assets based on their relative fair value. Intangible assets acquired in a business combination are initially recognized and measured at fair value. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required.

        Definite-lived intangible assets represent the value of acquired customer relationships in institutional separate accounts, collective funds, intermediary wrap separate account (wrap SMA) and unified managed account/model (UMA) programs. Definite-lived intangible assets also include intellectual property, advisory contracts that do not have a sufficient history of annual renewal and non-competition agreements.

        The Company amortizes definite-lived identifiable intangible assets on a straight-line basis over a period that is shorter than the asset's economic life as the pattern of economic benefit cannot be reliably determined. Management periodically evaluates the remaining useful lives and carrying values of the intangible assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decline in the level of managed assets, changes to contractual provisions underlying certain intangible assets and reductions in underlying operating cash flows. Should there be an indication of a change in the useful life or impairment in value of the definite-lived intangible assets, the Company compares the carrying value of the asset to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. The Company writes off the cost and accumulated amortization balances for all fully amortized intangible assets.

        In 2015, the Company recorded an immaterial impairment loss related to the CEMP trade name indefinite-lived intangible asset following the launch of a new logo for CEMP. There were no impairments to definite-lived intangible assets recognized in 2016 or 2015.

        Indefinite-lived intangible assets include trade names and contracts for advisory and distribution services where the Company expects to, and has the ability to continue to manage these funds indefinitely, the contracts have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Trade names are considered indefinite-lived intangible assets when they are expected to generate cash flows indefinitely.

        Indefinite-lived intangible assets are reviewed for impairment annually as of October 1st using a qualitative approach which requires that positive and negative evidence collected as a result of considering

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

various factors be weighed in order to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. In addition, periodically management reconsiders whether events or circumstances indicate that a change in the useful life may have occurred.

        Indicators of a possible change in useful life monitored by management include a significant decline in the level of managed assets, changes to legal, regulatory or contractual provisions of the renewable investment advisory contracts and reductions in underlying operating cash flows. The Company estimates the fair value of the indefinite-lived intangible asset and compares it to the book value of the asset to determine whether an impairment charge is necessary. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value. There were no impairments to indefinite-lived intangible assets recognized during the years ended December 31, 2016 or 2015.

Accounts Receivable

        Accounts receivable includes investment management, fund administration, and fund distribution fees due from the Victory Funds and Victory ETFs and investment management fees due from non-affiliated parties. Provision for credit losses on customer accounts is made in amounts required to maintain an adequate allowance to cover anticipated losses. All accounts receivable were determined to be collectible as of December 31, 2016 and 2015, and accordingly, no reserve for credit losses and no provision for credit losses were recognized as of and for the years ended December 31, 2016 and 2015.

Other Receivables

        Other receivables primarily include income and other taxes receivable and amounts due to the Company under a contract with a third party acquired in the acquisition of RSIM. All amounts included in other receivables were determined to be collectible as of December 31, 2016 and 2015.

Share-Based Compensation

        Compensation expense related to share-based payments is measured at the grant date based on the fair value of the award. The fair value of each option granted is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate and the expected life of the option. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the total vesting period of the award for restricted share awards and the service portion of stock option awards. Compensation expense for performance based stock option awards is recognized on an accelerated basis over the requisite service period if it is probable that the performance conditions will be satisfied. Compensation expense is adjusted for estimated forfeitures.

        The corresponding credit for restricted share and stock option compensation expense is recorded to additional paid in capital.

        As the Company was not a taxpayer in 2015 and 2016 due to net operating loss carryforwards, stock based compensation deductions for tax provision purposes were limited to the amount of the expense recorded for financial reporting purposes for vested restricted shares, stock options cancelled with cash payment in lieu of exercise, dividends paid on newly vested restricted shares and the cash bonus equivalent of dividends paid on vested options in 2015 and 2016.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

Earnings per share

        The calculation of basic earnings per share is based on the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is similar to basic earnings per share, but adjusts for the dilutive effect of the potential issuance of incremental shares of the Company's common stock. The Company had vested and unvested stock options and unvested restricted stock grants outstanding during the periods presented and applies the treasury stock method to these securities in its calculation of diluted earnings per share. The treasury stock method assumes that the proceeds of exercise are used to purchase common stock at the average market price for the period. The Company does not have any participating securities that would require the use of the two-class method of computing earnings per share.

Deferred Financing Fees

        The costs of obtaining term loan financing are capitalized in long-term debt and amortized to interest expense over the term of the respective financing using the effective interest method. The costs of obtaining revolving line of credit financing are capitalized in other assets and amortized to interest expense on a straight-line basis over the term of the facility.

Debt Modification

        Gains and losses on debt modifications that are considered extinguishments are recognized in current earnings. Debt modifications that are not considered extinguishments are accounted for prospectively through yield adjustments, based on the revised terms. Legal fees and other costs incurred with third parties that are directly related to debt modifications are expensed as incurred and included in acquisition-related costs on the consolidated statements of operations. During 2016, the Company expensed $0.8 million in costs related to debt modifications upon the issuance of Incremental Term Loan 2 to finance the RSIM acquisition (see Note 10). The analysis as to whether a modification of debt is an extinguishment or modification is performed on a creditor-by-creditor basis.

Leases

        The Company currently leases office space and equipment under various leasing arrangements. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. Leases are classified as either capital leases or operating leases, as appropriate. Lease agreements that are classified as operating leases may contain renewal options, rent escalation clauses or other inducements provided by the landlord. Rent expense is accrued to recognize lease escalation provisions and inducements provided by the landlord, if any, on a straight-line basis over the lease term commencing when the Company obtains the right to control the use of the leased property.

Treasury Stock

        Acquisitions of treasury stock are recorded at cost. Treasury stock held is reported as a deduction from stockholders' equity on the consolidated balance sheets. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a specific-identification basis. Additional paid-in capital from treasury stock transactions is increased as the Company reissues treasury stock for

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

more than the cost of the shares. If the Company issues treasury stock for less than its cost, additional paid-in capital from treasury stock transactions is reduced to no less than zero. Once this account is at zero, any further required reductions are recorded to retained deficit on the consolidated balance sheets. To date, the Company has not reissued any treasury stock.

Foreign Currency Transactions

        The financial statements of RSSI, RSHK and RSUK, which operate outside of the United States (U.S.), are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (loss) (OCI), which were immaterial in amount at December 31, 2016. There was no currency translation adjustments in accumulated OCI at December 31, 2015.

        Transactions denominated in currencies other than the functional currency are recorded using the exchange rate on the date of the transaction. Exchange differences arising on the settlement of financial assets and liabilities are recorded in other income (expense) on the consolidated statements of operations. Foreign exchange gains and losses for the year ended December 31, 2016 were immaterial. There were no foreign exchange gains and losses for the year ended December 31, 2015.

Income Taxes

        Income taxes are accounted for using the assets and liability method as required by ASC 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are generally attributable to indefinite-lived intangible assets and depreciation. Deferred tax assets are generally attributable to definite-lived intangible assets, stock compensation, deferred compensation and federal, state and foreign loss carryforwards and the benefit of uncertain tax positions. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company assesses whether a valuation allowance should be established against its deferred income tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. The assessment considers, among other matters, the nature, frequency and severity of recent operating results, forecasts of future profitability, the duration of statutory carry back and carry forward periods and the Company's experience with tax attributes expiring unused. Changes in circumstance could cause the Company to revalue its deferred tax balances with the resulting change impacting the consolidated statements of operations in the period of the change.

        The Company records income tax liabilities pursuant to ASC 740, which prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification of interest and penalties, accounting in interim periods, disclosure and transition. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the largest amount of benefit greater than 50% likely of being sustained. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of the benefit. The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

Loss Contingencies

        The Company continuously reviews any investor, client, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the financial statements.

Business Combinations

        The Company accounts for business combinations under the acquisition method of accounting and allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The fair values are determined in accordance with the guidance in ASC 820 based on valuations performed by the Company and independent valuation specialists.

Contingent and Deferred Payment Arrangements

        The Company periodically enters into contingent and/or deferred payment arrangements in connection with its business combinations. Liabilities under contingent and deferred payment arrangements are recorded in consideration payable for acquisition of business on the consolidated balance sheets. In contingent payment arrangements, the Company agrees to pay additional consideration to the sellers based on future performance, such as future net revenue levels. The Company estimates the fair value of these potential future obligations at the time a business combination is consummated and records a liability on the consolidated balance sheet at estimated fair value. In deferred payment arrangements, the Company records a liability on the consolidated balance sheet for the estimated fair value, which is the present value, of the future payments as of the acquisition date.

        If the Company's expected payments under contingent payment obligations subsequently change, the obligation is reduced or increased in the current period resulting in a gain or loss, respectively. Gains and losses resulting from changes to expected payments under contingent payment obligations are reflected in change in value of consideration payable for acquisition of business in the consolidated statements of operations.

        The Company accretes deferred payment obligations to their expected payment amounts over the period covered by the arrangement. Accretion expense related to deferred payment obligations is reflected in interest expense and other financing costs on the consolidated statements of operations and totaled $0.7 million and $0.5 million in 2016 and 2015, respectively.

Recent Accounting Pronouncements

        In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The adoption of the standard did not have a significant impact on the consolidated financial statements.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customer and to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

Standards. This ASU will supersede existing revenue recognition guidance and require the following steps when recognizing revenue under ASU 2014-09: 1) identify the contract with the customer 2) identify performance obligations in the contract 3) determine the transaction price 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when or as the entity satisfies the performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the new guidance by using one of two methods 1) retrospective application to each prior reporting period presented or 2) a modified retrospective approach, requiring the standard by applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for non-emerging growth companies, and for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, for the Company. The Company is currently evaluating the potential impact on its financial statements.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, providing guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The Company adopted this guidance in 2016, and the adoption did not impact its consolidated financial statements.

        In February 2015, the FASB issued ASU 2015-02 simplifying current consolidation rules. The new guidance makes consolidation of a variable interest entity (VIE) less likely by a decision maker or service provider involved with a VIE. The Company adopted this guidance in 2016, and the adoption did not impact its consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a deduction from the carrying amount of the debt, consistent with debt discounts, rather than in other assets. The amendment is effective for fiscal years beginning after December 15, 2015. In August 2015, the FASB further clarified that debt issuance costs associated with line of credit arrangements may continue to be presented as assets and amortized over the term of the line of credit facility. The Company adopted ASU 2015-03 in the first quarter of 2016 and reclassified term loan debt issuance costs totaling $10.0 million from other assets to a reduction of long-term debt on the consolidated balance sheets.

        In May 2015, the FASB issued ASU 2015-07, eliminating the requirement to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy and changing certain disclosure requirements related to investments measured using the NAV practical expedient. The Company adopted ASU 2015-07 in 2016 and removed its available-for-sale investments and trading investments, which are measured using the NAV practical expedient, from the fair value hierarchy in Note 4.

        In September 2015, the FASB issued ASU 2015-16, eliminating the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

is determined. The Company will adopt the new standard in 2017 and does not expect the adoption to impact the consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17 requiring deferred tax assets and liabilities to be classified as non-current on the balance sheet instead of being split between current and noncurrent. The update is effective for non-emerging growth companies in annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and for the Company, in annual reporting periods beginning after December 15, 2017 and interim periods within that reporting period. Management does not believe the adoption of the new guidance in 2017 will have a significant impact on the Company's consolidated financial statements.

        In early 2016, the FASB issued Update 2016-01. This update requires equity securities to be measured at fair value and changes in the fair value of equity securities to be recognized in net income. The update is effective for fiscal years beginning after December 15, 2017 for non-emerging growth companies and for fiscal years beginning after December 31, 2018 for the Company. Management does not expect the adoption of the standard to have a significant impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued Update 2016-02 on leases. The new guidance requires lessees to record most leases on their balance sheets. Expense will be recognized in the income statement in a manner that is similar to today's accounting. The update is effective for fiscal years beginning after December 15, 2018 for non-emerging growth companies and for fiscal years beginning after December 15, 2019 for the Company. The Company is in the early process of analyzing how the new rules will impact financial reporting.

        In March 2016, the FASB issued Update 2016-09 on stock compensation. This update is meant to remove the cost and complexity of reporting on employee share-based payments and to address the tax reporting, forfeitures, and expected term related to equity awards. The update is effective for fiscal years beginning after December 15, 2016 for non-emerging growth companies and for fiscal years beginning after December 15, 2017 for the Company. The Company is currently analyzing how the new rules will impact the accounting and reporting related to share-based payments.

        In August 2016, the FASB issued Update 2016-15. The update provides guidance on certain cash flow statement classifications that were previously unclear or lacked specific guidance. The classifications addressed in the update include debt extinguishment costs, contingent consideration payments made after a business combination, and distributions received from equity method investees. The update is effective for fiscal years beginning after December 15, 2017 for non-emerging growth companies and for fiscal years beginning after December 15, 2018 for the Company. The Company is in the process of analyzing how the new rules will impact financial reporting.

3. Acquisitions

        On November 1, 2014, the Company acquired all of the outstanding membership interests in Munder. In 2015, the Company re-valued consideration payable and recorded a $1.3 million liability and expense. Also, in 2015, the Company paid sellers deferred consideration of $2.1 million in cash and an additional $1.3 million in cash which satisfied the remaining consideration payable. All amounts previously held in escrow have been released to sellers.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

3. Acquisitions (Continued)

        On November 26, 2014, the Company signed an asset purchase agreement with CEMP, a Tennessee limited liability company and rules-based index investment manager offering mutual fund and ETF products. The transaction closed on April 30, 2015.

        Consideration for the CEMP transaction included cash payments of $15.8 million on the closing date and an additional $0.2 million in May 2015 as well as a total of $10.7 million in future base payments and a total of $3.1 million in future earn-out payments. The base payments and earn-out payments will be made to sellers following each of the first four anniversaries of the closing date. Each annual base payment is fixed in amount, with the amounts increasing over the four year period. The earn-out payments are calculated as a fixed percentage of the net revenue earned by the Company on the CEMP business over the twelve month period ending on each of the first four anniversaries of the CEMP closing date. The first base payment and earn-out payment were made in 2016.

        The fair values of assets acquired and liabilities assumed were determined in accordance with the guidance in ASC 820 based on valuations performed by an independent valuation specialist and are disclosed in the table below.

        The following represents the May 1, 2015 allocation of the purchase price of the CEMP acquisition, all dollars are in thousands:

Investment management fees receivable	$569
Other receivables	656
Prepaid expenses	32
Property and equipment	12
Intangible assets	10,694
Goodwill	18,703
Accrued compensation	(54)
Accrued expenses	(984)
Consideration payable for acquisition of business	(13,779)

Consideration paid at closing, net of cash acquired	$15,849

        Intangible assets acquired in the CEMP transaction include advisory contracts with the CEMP mutual funds and ETFs, trade name, intellectual property and non-competition clause, which were valued using the income approach by discounting future cash flows to their present value at a risk adjusted required rate of return. Significant assumptions related to the May 1, 2015 valuation of assets and liabilities include the following:

  •
  The advisory contracts with the CEMP mutual fund and ETFs were valued using an excess earnings model and were assigned a definite life.

  •
  The investment process and trade name intangible assets were valued using the relief from royalty approach and assumed 15% and 1% royalty rates respectively.

  •
  The non-competition provision was valued using an economic loss model, which considers a base case scenario with a sensitivity analysis of certain scenarios without the non-competition clause in place.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

3. Acquisitions (Continued)

        The acquisition date fair value of the base payment liability was determined by discounting the four required annual payments by the Company's pre-tax cost of debt. The liability is being accreted to the amount of cash to be paid in the future.

        The acquisition date fair value of the earn-out payment liability of $3.1 million was calculated by discounting the probability-weighted future cash flows under a base case scenario and various sensitized scenarios.

        As of December 31, 2016 and 2015, the earn-out liability was valued at $1.5 million and $1.9 million respectively. During the years ended December 31, 2016 and 2015, the Company recorded gains in the amount of $0.4 million and $1.2 million as a result of decreases in the estimated fair value of future earn-out payments. The Company paid sellers a total of $1.3 million in base payments and earn-out payments in 2016.

        On December 17, 2015, the Company entered into an agreement to acquire RSIM, a Delaware limited liability company and SEC registered investment advisor, and RSIM's wholly-owned subsidiaries, including RS Funds Distributor LLC, an SEC registered broker dealer and FINRA member, and RSIM's three non-U.S. subsidiaries. RSIM provided investment advisory and related services to the RS Investment Trust (mutual funds) and RS Variable Products Trust (variable investment trusts), collectively referred to as the RS Funds, private investment unit trusts, institutional and other clients.

        On July 29, 2016, the RSIM acquisition closed for total purchase consideration, net of cash acquired, of $221.6 million.

        The Company paid cash consideration, net of cash acquired, of $204.4 million on July 29, 2016 and on that date issued $5.1 million of equity to RSIM employees in exchange for certain of their outstanding RSIM membership interests. The Company paid additional cash consideration of $6.5 million in the third and fourth quarters of 2016. Cash consideration of $5.0 million was paid in the first quarter of 2017; the remaining consideration of $0.6 million is expected to be paid by the end of the third quarter in 2017.

        A total of $36.1 million of the cash paid at closing was placed in escrow. Since the closing date, $14.0 million has been released to sellers. The remaining $22.1 million remains in escrow through the fourth quarter of 2017 and is available to compensate the Company for eligible claims under the merger agreement's indemnification provisions.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

3. Acquisitions (Continued)

        The Company used an independent valuation specialist to assist with the determination of fair value for certain of the acquired assets and assumed liabilities that are disclosed below.

Investment management fees receivable	$12,368
Fund distribution fees receivable	180
Available-for-sale securities	900
Other receivables	29,192
Prepaid expenses	1,867
Property and equipment	4,956
Other assets	302
Intangible assets	132,200
Goodwill	64,376
Accrued expenses	(10,628)
Accrued compensation	(14,075)

Total consideration, net of cash acquired	$221,638

        Significant assumptions related to the acquisition date valuation of assets and liabilities include the following:

  •
  The advisory contracts with the RS Funds were valued using an excess earnings model and assumed a 3% attrition rate.

  •
  The institutional customer relationships were valued using an excess earnings model and assumed a 10% attrition rate.

  •
  The trade name intangible asset was valued using the relief from royalty approach and assumed a 1% royalty rate.

        In addition to the intangible assets described above, the Company recorded a $25.6 million receivable for cash flows expected to be received from a third party under an agreement signed by RSIM with that party for the transfer of certain separate accounts in 2014. Pursuant to this agreement, Victory is now entitled to receive earn-out payments from the buyer in the form of revenue share on the transferred separate accounts through December 31, 2018.

        The acquisition date fair value of the amounts receivable under this arrangement was calculated by discounting the probability-weighted future cash flows under a base case scenario and various sensitized scenarios. The discount rate used was 6.2% which represents the Company's estimated pre-tax cost of debt at the acquisition date. Interest income on the consideration receivable is being accreted over the life of the receivable and is accrued quarterly and included in interest income and other income in the consolidated statements of operations. The Company collected $3.3 million of this receivable in 2016. As of December 31, 2016, the receivable totaled $22.7 million, which is recorded in other receivables on the consolidated balance sheets.

        The Company's consolidated financial statements include RSIM's operating results from the date of acquisition through December 31, 2016. The following unaudited pro forma information gives effect to the Company's acquisition of RSIM as if the acquisition had occurred on January 1, 2015 and RSIM had been

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

3. Acquisitions (Continued)

included in the Company's consolidated statements of operations for the years ended December 31, 2016 and 2015.

	Pro Forma Data for the Year Ended December 31,
(in millions)	2016	2015
Revenue	$381.1	$420.6
Net loss	(22.1)	(48.2)

        The historical consolidated financial information of the Company and RSIM has been adjusted to give effect to pro forma events that are directly attributable to the transaction, factually supportable and expected to have continuing impact on the combined results. These amounts have been calculated after adjusting the results of RSIM to reflect additional interest expense and income taxes as well as intangible asset amortization that would have been charged assuming the fair value adjustments had been applied on January 1, 2015. In addition, the Company's and RSIM's results were adjusted to remove incentive compensation, legal fees and mutual fund proxy costs directly attributable to the acquisition.

        For the period from July 30, 2016 to December 31, 2016, RSIM revenue was $53.4 million. Net income attributable to RSIM is impractical to determine as the Company does not prepare discrete financial information at that level.

        Costs related to each of the acquisitions are summarized below and include legal and filing fees, advisory services, mutual fund proxy voting costs and other one-time expenses related to the transactions. These costs were expensed in 2016 and 2015 and are included in acquisition-related costs in the consolidated statements of operations.

	Acquisition- related costs
(in millions)	2016	2015
RSIM	$6.4	$2.0
CEMP	—	0.7
Munder	—	0.5
Other	0.2	—

	$6.6	$3.2

        In 2016, the Company incurred additional costs of $6.1 million of which $5.9 million was capitalized as debt issuance costs and $0.2 million was recorded as equity issuance costs.

4. Fair Value Measurements

        The Company determines the fair value of certain financial and nonfinancial assets and liabilities. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value determinations utilize a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

4. Fair Value Measurements (Continued)

        Classification within the fair value hierarchy contains three levels:

  •
  Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

  •
  Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

  •
  Level 3—Valuation inputs are unobservable and significant to the fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

        The table below shows assets measured at fair value on a recurring basis, all dollars are in thousands:

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Financial Assets
Interest rate cap	20	—	20	—

Total Financial Assets	$20	$—	$20	$—

Financial Liabilities
Contingent Consideration Arrangements	$(1,523)	$—	$—	$(1,523)

Total Financial Liabilities	$(1,523)	$—	$—	$(1,523)

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3
Financial Assets
Interest rate cap	275	—	275	—

Total Financial Assets	$275	$—	$275	$—

Financial Liabilities
Contingent Consideration Arrangements	$(1,926)	$—	$—	$(1,926)

Total Financial Liabilities	$(1,926)	$—	$—	$(1,926)

        The fair value of the Company's interest rate cap is included in other assets on the consolidated balance sheets. Pricing is determined based on a third-party, model-derived valuation in which all significant inputs are observable in active markets (Level 2).

        Contingent consideration arrangements at December 31, 2016 and December 31, 2015 consist of the CEMP earn-out payment liability, which is included in consideration payable for acquisition of business on the consolidated balance sheets. Level 3 inputs were utilized to determine fair value, or the present value of the expected future settlement, of the contingent consideration arrangement (see Note 3).

        Significant unobservable inputs used in the fair value calculation for this obligation include discount rates and growth assumptions.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

4. Fair Value Measurements (Continued)

        Four scenarios were used in formulating the growth rate assumptions with varying levels of revenue growth and were probability-weighted. An increase to the discount rate would result in a lower fair value, while an increase to growth rate assumptions would result in a higher fair value.

Contingent Consideration Arrangements
Balance, December 31, 2014	$—
Munder change in fair value measurement	(1,316)
Munder payment	1,316
CEMP initial liability	(3,050)
CEMP change in fair value measurement	1,124

Balance, December 31, 2015	$(1,926)

CEMP change in fair value measurement	378
CEMP year 1 earn-out payment	25

Balance, December 31, 2016	$(1,523)

        There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the years ended December 31, 2016 and 2015. The Company recognizes transfers at the end of the reporting period.

        The net carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value, due to the short-term nature of these assets and liabilities. The fair value of the Company's long-term debt at December 31, 2016 and 2015 is considered to be its carrying amount as the interest rate reset with the issuance of Incremental Term Loan 2 in July 2016. In addition, Incremental Term Loan 3 (see Note 10) in February 2017 was issued with terms similar to those of the Term Loans at December 31, 2016. Level 2 inputs are utilized to determine the fair value of the Company's long-term debt.

        The fair value of investments measured using the net asset value practical expedient at December 31, 2016 and 2015 totaled $6.2 million and $3.4 million respectively.

5. Related-Party Transactions

        The Company considers certain funds that it manages, including the Victory Funds, the Victory ETFs, the Victory Collective Funds and Victory Capital Series, LLC, to be related parties as a result of the Company's advisory relationship.

        The Company receives investment management, administrative and distribution fees in accordance with contracts that Victory and VCA have with the Victory Funds. The Company also receives investment management fees from the Victory ETFs, Victory Collective Funds and Victory Capital Series, LLC under Victory's advisory contracts with these funds.

        Under the terms of monitoring agreements with affiliates of two shareholders of the Company, the Company pays annual fees for monitoring services which are included in general and administrative expense in the consolidated statements of operations.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

5. Related-Party Transactions (Continued)

        In March 2016, the Company issued a promissory note for $1.7 million for amounts due upon repurchase of Company common stock from a shareholder (see Note 10).

        A summary of the balances and transactions involving related parties appears below.

	As of December 31
	2016	2015
Related party assets
Investment management fees receivable from affiliates	$20,811	$10,699
Fund distribution fees receivable from affiliates	1,937	2,066
Fund administration fees receivable from affiliates	1,493	1,282
Fund expense reimbursements due from affiliates	1,174	181
Available-for-sale securities, at fair value	525	532
Trading securities of affiliated funds, at fair value	5,054	1,800

Total related party assets	$30,994	$16,560

Related party liabilities
Fund expense reimbursements payable to affiliates	$2,380	$732
Promissory note	1,245	—

Total related party liabilities	$3,625	$732

	Year ended December 31
	2016	2015
Related party revenue
Investment management fees from affiliates	$171,112	$124,338
Fund administration fees from affiliates	16,668	14,879
Fund distribution fees from affiliates	32,733	24,331

Total related party revenue	$220,513	$163,548

Related party expense
Fund expense reimbursements to affiliates	$10,342	$5,179
Monitoring fees	1,150	1,150

Total related party expense	11,492	6,329

Related party other income/(expense)
Realized gains/(losses) on available-for-sale securities, net	$51	$(3)
Unrealized gains/(losses) on trading securities of affiliated funds, net	173	(174)
Interest on promissory note	(42)	—

Total related party other income/(expense)	$182	$(177)

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

6. Investments

        The Company holds both available-for-sale securities and trading securities. A summary of the cost and fair value of investments classified as available-for-sale investments is as follows:

		Gross Unrealized
				Fair Value
(in thousands)	Cost	Gains	(Losses)
As of December 31, 2016	$548	$4	$(27)	$525
As of December 31, 2015	583	—	(51)	532

        As of December 31, 2016 and 2015, available-for-sale investments consisted entirely of investments in Victory sponsored mutual funds. Unrealized gains and losses on available-for-sale investments are recorded, net of tax, to accumulated other comprehensive loss.

        A summary of the cost and fair value of investments classified as trading securities is as follows:

		Gross Unrealized
(in thousands)	Cost	Gains	(Losses)	Fair Value
As of December 31, 2016	$5,453	$406	$(221)	$5,638
As of December 31, 2015	3,034	—	(196)	2,838

        As of December 31, 2016 and 2015, trading securities included Victory sponsored and third party mutual funds held under a deferred compensation plan. Unrealized gains and losses on trading securities are recorded in earnings in other income (expense).

        Sales of investments throughout the year result in realized gains or losses that are recognized on the consolidated statements of operations as other income (expense). As part of the acquisition of RSIM, the Company acquired certain securities classified as available-for-sale and liquidated them before year-end. The details of investment sales are as follows:

		Realized
	Sale Proceeds
As of December 31, 2016 (in thousands)		Gains	(Losses)
Available-for-sale investments	$1,290	$78	$(27)
Trading investments	2,585	64	(72)

		Realized
	Sale Proceeds
As of December 31, 2015 (in thousands)		Gains	(Losses)
Available-for-sale investments	$792	$14	$(17)
Trading investments	2,132	4	(91)

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

7. Property and Equipment

        Property and equipment consisted of the following as of December 31, 2016 and 2015, all dollars are in thousands:

	2016	2015
Equipment, Purchased Software and Implementation Costs	$10,979	$8,925
Leasehold Improvements	4,274	839
Furniture and Fixtures	1,382	593

Total	16,635	10,357
Accumulated Depreciation and Amortization	(7,091)	(3,765)

Total Property and Equipment, Net	$9,544	$6,592

        Depreciation and amortization expense for property and equipment for the year ended December 31, 2016 and period ended December 31, 2015, was $3.2 million and $2.3 million, respectively.

8. Goodwill and Other Intangible Assets

        The table below shows changes in the goodwill balance from December 31, 2015 to December 31, 2016, all dollars are in thousands:

Balance at December 31, 2014	$201,029

Goodwill recorded upon acquisition of Compass	18,703

Balance at December 31, 2015	$219,732

Goodwill recorded upon acquisition of RSIM	64,376

Balance at December 31, 2016	$284,108

Identifiable Intangible Assets

        A summary of definite-lived intangible assets by type appears on the next page, all dollars are in thousands.

	Customer Relationships	Fund Advisory Contracts	Intellectual Property/Other	Totals
Gross Book Value—12/31/15	$108,600	$2,368	$7,177	118,145
2015 Accumulated Amortization	(36,836)	(526)	(1,516)	(38,878)

2015 Net Book Value—12/31/15	$71,764	$1,842	$5,661	$79,267

Weighted Average Useful Life (yrs)	3.2	2.3	2.6	3.2
Gross Book Value—12/31/16	$123,200	$2,368	$7,177	$132,745
2016 Accumulated Amortization	(61,022)	(1,316)	(3,789)	(66,127)

2016 Net Book Value—12/31/16	$62,178	$1,052	$3,388	$66,618

Weighted Average Useful Life (yrs)	2.5	1.3	1.6	2.4

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

8. Goodwill and Other Intangible Assets (Continued)

        Amortization expense for definite-lived intangible assets for the years ended December 31, 2016 and 2015, was $27.2 million and $25.0 million, respectively, and is recorded in depreciation and amortization within the consolidated statements of operations.

        Estimated amortization expense for definite-lived intangible assets for each of the five succeeding years is as follows, all dollars are in thousands:

2017	$26,349
2018	20,038
2019	15,548
2020	2,979
2021	1,704

$66,618

        The carrying amount of indefinite-lived intangible assets, which are not amortized, totaled $367.7 million at December 31, 2016, and included $342.9 million for advisory and distribution contracts with the Victory Funds and $24.8 million related to the Victory, Munder, Integrity, CEMP and RSIM trade names. At December 31, 2015, indefinite-lived intangible assets totaled $250.1 million and included $230.7 million for advisory and distribution contracts with the Victory Funds and $19.4 million related to the Victory, Munder, Integrity and CEMP trade names.

9. Income Taxes

        The provision for income taxes consists of the following for the years ended December 31, 2016 and 2015, all dollars are in thousands:

	2016	2015
Current tax expense (benefit):
Federal	$(3)	$129
State	93	813
Foreign	(10)	—

Total current tax expense (benefit)	80	942

Deferred tax expense (benefit):
Federal	(2,728)	2,188
State	(388)	292
Foreign	36	—

Total deferred tax expense (benefit)	(3,080)	2,480

Income tax expense (benefit)	$(3,000)	$3,422

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

9. Income Taxes (Continued)

        The effective tax rate for the years ended December 31, 2016 and 2015 differs from the U.S. federal statutory rate primarily as a result of certain non-deductible expenses and state and local income taxes as follows.

	2016	2015
Federal income tax at U.S. statutory rate	35.0%	35.0%
State income tax rate, net of federal tax benefit	1.2%	7.6%
Prior year provision to return adjustment	0.3%	2.5%
Change of state income tax rate, net of federal tax benefit	0.5%	–0.2%
Non-deductible expenses	–3.1%	2.4%
Other—foreign taxes	–0.9%	0.1%

Income tax expense (benefit)	33.0%	47.4%

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax reporting purposes.

        In assessing the realization of deferred tax assets, management considers the reversal of deferred tax liabilities as well as projections of future taxable income during the periods in which temporary differences are expected to reverse. Based on the consideration of these facts, the Company believes it is more likely than not that all of its gross deferred tax assets will be realized in the future, and as a result has not recorded a valuation allowance on these amounts as of December 31, 2016 and 2015.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

9. Income Taxes (Continued)

        The components of deferred income tax assets and liabilities were as follows at December 31, 2016 and 2015, all dollars are in thousands:

	2016	2015
Deferred tax assets:
Definite-lived intangible assets	$17,703	$10,503
Share-based compensation expense	5,619	4,257
Acquisition-related costs	6,740	5,121
Deferred compensation	2,163	1,093
Loss carryforward	6,497	335
Restructuring expenses	2,995	1,860
Other comprehensive loss	330	327
Debt issuance costs	—	127
Contingent consideration arrangements	448	485
CEMP goodwill	556	716
AMT credit carryforward	125	129
Other	38	101

Total deferred tax assets	43,214	25,054

Deferred tax liabilities:
Indefinite-lived intangible assets	31,111	17,828
Debt issuance costs	2,762	—
Share-based compensation expense	155	398
Prepaid insurance	48	335
Depreciation	470	1,031
Prepaid commissions	267	134
CEMP base payments interest expense	373	581
Change in value of consideration payable for acquisition of business	576	434

Total deferred tax liabilities	35,762	20,741

Net deferred tax assets	$7,452	$4,313

        The Company had net operating loss carryforwards of $1.0 million from 2014 and $16.5 million from 2016 that will expire in 2034 and 2036 respectively.

        The Company has analyzed its tax positions for all open years (December 31, 2013, 2014 and 2015) and has concluded that no provision for income tax is required in the financial statements.

        The Company did not record any amounts at December 31, 2016 or 2015 related to uncertain tax positions or tax contingencies.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

10. Debt

        As of December 31, 2016 and 2015, the debt of the Company consists of the following:

Senior Credit Facility

        On October 31, 2014, Operating entered into a syndicated senior credit facility (the Credit Agreement), which provides for a seven-year $295 million term-loan facility (the Term Loan) and a five-year $25 million revolving credit facility (the Revolver Commitments). The Term Loan was issued at a discount of $2.95 million, and proceeds from the facility were utilized to pay off prior debt, acquire Munder and pay transaction costs to lenders and other third parties

        On May 5, 2015, the Credit Agreement was amended to increase principal borrowed under the Term Loan facility by $50 million (Incremental Term Loan). Proceeds from the Incremental Term Loan were used to make a $50 million special distribution to the Company's shareholders. The Incremental Term Loan was issued at a discount of $0.4 million and the Company incurred $2.0 million in new debt issuance costs.

        On July 29, 2016, the Credit Agreement was amended to increase principal borrowed under the Term Loan facility by $135 million (Incremental Term Loan 2). Proceeds from Incremental Term Loan 2 were used to finance the RSIM acquisition and pay transaction costs to lenders and other third parties. Incremental Term Loan 2 was issued at a discount of $5.0 million. The Company incurred $6.7 million in costs related to the issuance of Incremental Term Loan 2, of which $5.9 million was recorded in debt issuance costs and capitalized to long-term debt and $0.8 million was expensed and is included in acquisition-related costs.

        The Term Loan, Incremental Term Loan and Incremental Term Loan 2 are hereafter collectively referred to as the Term Loans.

        As of December 31, 2016 and 2015, the unamortized debt discount is $6.7 million and $2.7 million respectively, and is included in long-term debt on the consolidated balance sheets. The Company recorded $1.0 million and $0.5 million of debt discount amortization expense in 2016 and 2015, respectively, which is included in interest expense and other financing costs on the consolidated statements of operations.

        Borrowings under the Credit Agreement are designated as either Eurocurrency or Alternative Base Rate (ABR) Loans. Until the issuance of Incremental Term Loan 2, Eurocurrency Loans accrued interest at a rate equal to the LIBOR rate for that interest period multiplied by the Statutory Reserve Rate plus 6.0%. With the issuance of Incremental Term Loan 2, the spread above the LIBOR rate for Eurocurrency Loans increased from 6.0% to 7.5%. For the Term Loans only, the adjusted LIBOR rate for Eurocurrency Loans is subject to a 1.0% floor. ABR Loans bear interest at an annual rate equal to the sum of a) the greatest of the Prime Rate, the Federal Funds Effective Rate plus 1/2 of 1%, or the adjusted one month LIBOR rate plus 100 basis points and b) 6.5%. Revolver Commitment borrowings may be prepaid at any time without penalty. With the amendment to the Credit Agreement on July 29, 2016, a prepayment penalty of 1.0% went into effect for the Term Loans for one year in the event all or a portion of the Term Loans are repaid or refinanced with debt having an effective interest cost or weighted average yield less than that of the Term Loans through other than a change of control transaction.

        As of December 31, 2016 and 2015, the Term Loans were designated as Eurocurrency Loans with an interest period of three months. The interest rate per annum was 8.5% as of December 31, 2016 and

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

10. Debt (Continued)

7.0% per annum as of December 31, 2015. Including the impact of amortization of debt issue costs and original issue discount described herein, the effective yield for obligations under the Term Loans for 2016 and 2015 was 9.59% and 7.79% respectively.

        Prior to the issuance of the Incremental Term Loan, Term Loan principal was repaid quarterly at the end of each calendar quarter in an amount equal to 1.25% multiplied by initial principal of $295 million. With the issuance of the Incremental Term Loan, the terms of the Term Loan facility were changed to require principal payments at the end of each calendar quarter of $4.3 million. The required principal payments increased to $6.2 million per calendar quarter under the terms of the Credit Agreement as amended upon the issuance of Incremental Term Loan 2. Additional required principal payments are triggered upon receipt of certain proceeds and generation of excess cash. The final scheduled principal payment on the outstanding borrowings under the Term Loans is due on October 31, 2021.

        As of December 31, 2016, $3.5 million was outstanding on the Revolver Commitments, which was repaid in full on January 5, 2017. As of December 31, 2015, no borrowings were outstanding under the Revolver Commitments. Outstandings under the Revolver Commitments are included in other liabilities on the consolidated balance sheets.

        Borrowings and interest under the Credit Agreement are guaranteed by Victory Capital Holdings, Inc. (Holdings) and Victory and are collateralized by certain assets of Holdings and Operating. The Credit Agreement restricts Operating's, and Holdings' ability to incur additional indebtedness, issue capital securities, make investments, pay dividends, use assets as security in other transactions, sell certain assets, or merge with or into other companies. As of December 31, 2016 and 2015, Operating was in compliance with all covenants for the Credit Agreement.

        Interest expense for the year ended December 31, 2016 and 2015 was $29.5 million and $22.6 million respectively. Debt issuance costs related to the Term Loans totaled $18.2 million and $12.3 million at December 31, 2016 and 2015 and are net of amortization of $4.8 million and $2.3 million respectively. Upon adoption of ASU 2015-03 in 2016, debt issuance costs related to the Term Loans were reclassified to long-term debt on the balance sheet. Debt issuance costs related to the Revolver Commitments are included in other assets on the consolidated balance sheets as of December 31, 2016 and 2015 and totaled $0.6 million and $0.9 million, and are reflected net of accumulated amortization of $0.5 million and $0.2 million. Amortization expense of debt issuance costs for the years ended December 31, 2016 and 2015 was $2.7 million and $2.2 million, respectively, and is included in interest expense and other financing costs within the consolidated statements of operations.

Promissory Note

        On March 11, 2016 the Company issued a promissory note for $1.7 million for amounts due to a shareholder upon the repurchase of shares of Company common stock at fair value. The promissory note is subordinate to the Term Loans. Principal and interest on the promissory note is payable monthly for a period of 36 months beginning in March 2016. Interest on outstanding principal is calculated at prime rate. In 2016, the Company paid $0.5 million in principal and interest on the promissory note. The promissory note is included in other liabilities on the consolidated balance sheets.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

11. Derivatives

Interest Rate Caps

        Under the terms of the Credit Agreement, at least 50% of the initial principal outstanding of $295 million on the Term Loan is required to be protected from interest rate fluctuations for a period of at least two years.

        Operating entered into two interest rate caps, one in late 2014 and one in early 2015, to manage interest rate exposure on 50% of the initial principal outstanding on the Term Loan for a three year period. The caps were designated as cash flow hedges of the variability in expected future cash flows on the Term Loan based on fluctuations in 3-month LIBOR above 1.50%. The caps are considered to be perfectly effective as all critical terms of the interest rate caps completely match the hedged forecasted interest on the Term Loan. The fair value of the interest rate caps and the impact on other comprehensive income (loss) and earnings for 2016 and 2015 were immaterial.

12. Equity Method Investment

        In December 2016, the Company acquired a 7.6% ownership interest in Cerebellum. Cerebellum is an investment management firm that develops machine learning-focused technology to invent and manage investment strategies. As the Company does not have the ability to direct significant activities of Cerebellum and does not have the right to receive benefits nor the obligation to absorb losses that could potentially be significant to Cerebellum, the Company does not consolidate Cerebellum.

        Given the level of ownership interest in Cerebellum, the fact that Cerebellum maintains specific ownership accounts for the investors, which makes Cerebellum more like a limited partnership, and the Company's influence through assignment of one of eight board positions, the Company accounts for its investment in Cerebellum using the equity method of accounting.

        In conjunction with making the equity investment, Operating entered into put and call options on additional Cerebellum equity interests. The options were determined to be free-standing instruments as Operating has the right to transfer or assign its obligations and rights under the options to other parties. Under the put option written by Cerebellum, provided certain conditions are met, Cerebellum can require Operating to purchase up to $3 million of additional equity at the December 5, 2016 (Closing Date) price per unit in quarterly installments during a one year period starting on the first anniversary of the Closing Date through the second anniversary of the Closing Date.

        Under the call option, Operating has the ability to purchase up to $3 million of additional equity at the Closing Date price per unit during a two year period starting on the first anniversary of the Closing Date through the third anniversary of the Closing Date, provided these units have not already been purchased under the put option.

        The options were valued on the Closing Date using an option pricing model, resulting in a call option asset valuation of $0.8 million and put option liability of $0.8 million. Significant inputs include the exercise period, which was determined to be 1.375 years and expected volatility, which was determined to be 60%. The call option is included in other assets and the put option in other liabilities on the consolidated balance sheets. As the put and call options did not meet the net settlement characteristic of a derivative under ASC 815, the options are not marked to market.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

13. Share-Based Compensation

        The Company maintains an Equity Incentive Plan (Equity Plan) for equity-based compensation awards. Under the Equity Plan, executives and key employees of the Company receive restricted share awards and stock option awards.

        The total number of shares of common stock of the Company which may be awarded under restricted share and stock option awards was 8,243,650 as of December 31, 2015. In conjunction with the closing of the RSIM transaction, the Company's board approved an increase in the total number of shares of common stock which may be awarded under restricted share and stock option awards to 12,136,850.

        All stock option awards are considered non-qualified. For certain stock option awards granted on July 29, 2016, fifty percent of the shares of common stock subject to each option vest based on service and the remaining fifty percent of the shares of common stock subject to each option vest upon satisfaction of various performance conditions. For all other stock option awards, sixty percent of the shares of common stock subject to each option vest based on service; the remaining forty percent of the shares of common stock subject to each option vest upon satisfaction of various performance conditions.

        As of December 31, 2016, stock option awards to purchase an aggregate of 8,669,475 shares of common stock and restricted share awards for 1,536,977 shares of common stock had been granted and were outstanding. As of December 31, 2015, stock option awards to purchase an aggregate of 6,530,181 shares of common stock and restricted share awards for 770,153 shares of common stock had been granted and were outstanding.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

13. Share-Based Compensation (Continued)

        Activity during the years ended December 31, 2016 and 2015 related to stock option awards and restricted stock awards is shown in the tables below.

	Shares Subject to Stock Option Awards
	Year ended December 31, 2016			Year ended December 31, 2015
	Avg wtd grant-date fair value	Avg wtd exercise price*	Units	Avg wtd grant-date fair value	Avg wtd exercise price*	Units
Outstanding at the beginning of period	$2.93	$5.49	6,530,181	$2.89	$6.48	6,917,010
Granted	4.27	10.10	2,961,655	3.49	7.12	131,396
Forfeited	3.09	5.88	(286,793)	2.60	4.77	(252,980)
Modified to liability to be cash settled	2.67	4.93	(535,568)	2.54	4.63	(265,244)

Outstanding at the end of the period	$3.40	$7.09	8,669,475	$2.93	$5.49	6,530,181

Vested	$2.93	$5.61	3,493,018	$2.70	$4.98	2,378,434
Nonvested	3.71	8.08	5,176,457	3.06	5.78	4,151,747
Expected to vest	3.53	7.59	4,238,468	3.01	5.66	3,699,046

*
Reflects the reduction of exercise price on options granted prior to May 2015 from the Special Dividend

	Restricted Stock Awards
	Year ended December 31,
	2016		2015
	Avg wtd grant-date fair value	Units	Avg wtd grant-date fair value	Units
Nonvested at beginning of period	$5.84	378,769	$5.78	644,364
Granted	10.27	833,653	7.99	8,059
Vested	5.79	(194,148)	5.76	(223,197)
Forfeited	—	—	5.71	(50,456)

Nonvested at end of period	$9.48	1,018,275	$5.84	378,769

Vested and outstanding at end of period	$5.76	518,667	$5.74	391,383
Expected to vest	9.23	848,834	5.82	360,321

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

13. Share-Based Compensation (Continued)

	Director Plan Restricted Stock Awards
	Year ended December 31,
	2016		2015
	Avg wtd grant-date fair value	Units	Avg wtd grant-date fair value	Units
Nonvested at beginning of period	$5.71	114,971	$5.71	197,093
Granted	—	—	—	—
Vested	5.71	(65,698)	5.71	(82,122)
Forfeited	—	—	—	—

Nonvested at end of period	$5.71	49,273	$5.71	114,971

Vested and outstanding at end of period	$5.71	213,561	$5.71	147,820
Expected to vest	5.71	43,098	5.71	102,066

        Share-based compensation expense for equity awards is measured at the grant date, based on the estimated fair value of the award, and recognized over the requisite employee service period. Stock option awards have an expiration date of ten years from the grant date. For restricted share awards and certain stock option awards granted on July 29, 2016, the restricted shares and the service portion of the stock option awards vest ratably at 20% per year over a five-year period. The remaining restricted stock awards and service portion of all other stock option awards vest ratably at 25% over a four-year period from date of grant. The performance portion of certain stock option awards granted on July 29, 2016 vest based on achievement of revenue and AUM levels related to specific investment franchises. For all other stock option awards, the performance portion of the awards vests 50%, 25% and 25% upon the Company's achievement of certain revenue, assets under management, and earnings before interest, taxes, depreciation and amortization levels.

        The grant date fair value of stock option awards is computed using Black-Scholes option pricing framework. The grant date fair value of stock option awards granted upon the Company's acquisition of RSIM on July 29, 2016 was computed using the following assumptions as of the date of the grant:

July 29, 2016
Current stock price	$10.27
Exercise price	$10.27
Expected volatility	50%
Risk free rate	1.10%
Expected average years to exit	5

        The current stock price was the price per share used for all equity issued on July 29, 2016 upon the RSIM acquisition. The expected life of the options granted was based on the average holding period for a private equity investment. The risk free interest rate was based on the yield for the U.S. Treasury coupon strip with a maturity date equal to the expected life of the award. As the Company's common shares are not publicly traded, the Company has calculated expected volatility based on an average volatility of companies in the same or similar lines of business adjusted for differing levels of leverage.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

13. Share-Based Compensation (Continued)

        On July 29, 2016, the Company's board of directors approved a modification to outstanding options issued on or after October 31, 2014 and prior to the RSIM acquisition providing that 50% of the performance options were deemed to be vested. As a result of accelerated vesting on these awards, the Company recognized an additional $0.5 million in expense related to options that vested on July 29, 2016 that the Company had previously not expected to vest. The incremental expense was calculated using the fair value per unit on the vesting date.

        The Company also established a new vesting schedule for all remaining unvested performance options issued prior to July 29, 2016 to align with the combined company's financial projections. No other terms and conditions for stock option awards issued prior to July 29, 2016 were modified (i.e. the exercise price per option or term of the option).

        The Company considered it probable that both the original and modified performance options would vest and calculated that the per share option fair value immediately prior to the modification based on current circumstances was approximately the same as the per share option fair value of the award immediately following the modification.

        Compensation expense not yet recognized at July 31, 2016 related to the remaining 50% of the performance options under awards granted between October 31, 2014 and July 29, 2016 is being recognized over the period of time it is expected to take to achieve the performance conditions. No cumulative catch up adjustment was recorded as the period of time expected to take to achieve the performance conditions did not change.

        For options granted prior to October 31, 2014, the Company revised the estimate of time it expected to take to achieve the performance conditions as modified on July 29, 2016 on the remaining unvested options. A cumulative catch up adjustment was recorded so that the cumulative recognized compensation costs on these performance options was equal to what would have been recognized had the new estimate been used since the grant date.

        In the fourth quarter of 2015, the Company revised the estimate of the time it is expected to take to achieve the performance conditions on the stock option awards. A cumulative catch up adjustment was recorded so that the cumulative recognized compensation cost on the performance options was equal to what would have been recognized had the new estimate been used since the grant date.

        In May 2015, the Company declared and paid a special dividend (Special Dividend) of $1.08 per share. Holders of restricted shares that were unvested at the time the Special Dividend was declared are paid the Special Dividend when the restricted shares vest. The strike price per share for all stock option awards granted prior to May 2015 was reduced by $1.08 under the anti-dilution provisions of the stock option grant agreements.

        In November 2015, the Company declared and paid a second dividend (Second Dividend) of $0.20 per share. Holders of restricted stock awards that were unvested at the time the Second Dividend was declared are paid the Second Dividend when the restricted stock vests. Holders of stock options that were unvested at the time the Second Dividend was declared receive a cash bonus equivalent of $0.20 per share when the stock options vest.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

13. Share-Based Compensation (Continued)

        As of December 31, 2016 and 2015, the amount of cash bonuses and distributions related to Special Dividends and Second Dividends on restricted shares and options expected to vest in the future totaled $0.8 million and $1.3 million, which is not recorded as a liability as of the balance sheet date.

        During 2015, the Company modified certain equity awards through the exercise of an employee call right only upon termination of employment to settle these awards in cash versus stock as originally intended. At the time of the modification, the Company recorded a reduction to equity of $1.3 million and additional compensation expense of $0.4 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value. The resulting liability of $1.7 million was paid in 2016. During 2016, the Company modified equity awards to provide for the settlement of these awards in cash versus stock as originally intended. At the time of the modification, the Company recorded a reduction to equity of $2.3 million and additional compensation expense of $0.7 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value. The resulting liability of $3.0 million was paid in 2016.

        The Company recorded $8.8 million and $5.7 million of stock based compensation expense related to the Equity Plan in personnel compensation and benefits expense within the consolidated statement of operations for the years ended December 31, 2016 and 2015.

        In addition to the Equity Plan, the Company maintains an Outside Director Equity Incentive Plan (the Director Plan) to attract and retain highly qualified independent directors. The maximum number of shares that may be issued under the Director Plan is 262,791. Compensation expense for Director Plan shares is recognized over the requisite service period.

        The Company recognized Director Plan expense of $0.4 million in 2016 and 2015, which is recorded in general and administrative expense.

        The Company expects to recognize total share-based compensation expense of $17.8 million over a weighted average period of 2.2 years. The total fair value of restricted share awards vested during the years ended December 31, 2016 and 2015 under the Equity Plan was $2.0 million and $1.8 million respectively; the fair value of restricted share awards vested under the Director Plan for these same periods was $0.7 million and $0.7 million respectively. The aggregate intrinsic value of stock options currently exercisable at December 31, 2016 and 2016 was $35.2 million and $11.2 million respectively.

14. Commitments

        The Company leases office space and equipment under operating leases expiring at various dates. The Company has no right to renew or extend the leases under the agreements for certain non-headquarter

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

14. Commitments (Continued)

office spaces. Future calendar year minimum lease payments under the leases are as follows, all dollars are in thousands:

2017	6,840
2018	3,726
2019	3,612
2020	3,498
2021	3,503

$21,179

        Rent expense for the years ended December 31, 2016 and 2015 was $5.9 million and $5.2 million, respectively, and is included in general and administrative expense in the consolidated statements of operations.

        At December 31, 2015, the Company had outstanding obligations of $4.2 million to repurchase equity, which were settled in cash in March 2016.

15. Employee Benefit Plans

        The Company maintains a defined contribution 401(k) Plan (the 401(k) Plan), covering substantially all employees who have met the eligibility requirements. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Economic Growth and Tax Relief Reconciliation Act of 2001. For each of the years ended December 31, 2016 and 2015, the Company recognized expense of $1.9 million in employer matched contributions. The Company made employer declared discretionary (profit-sharing) contributions of $0.4 million in early 2015 for the year ended December 31, 2014 to the 401(k) Plan and deferred compensation plan. No profit-sharing contributions were approved for the years ended December 31, 2016 and 2015.

        The Company sponsors a deferred compensation plan for key investment professionals and executives as a means to reward and motivate them. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants, and under the terms of the trust agreement, the assets of the trust are available to satisfy the claims of the Company's general creditors in the event of bankruptcy.

        Gains and losses from fluctuations in value of deferred compensation plan investments are offset entirely in the consolidated statements of operations by the corresponding changes in value of the deferred compensation liability. Investments held under the deferred compensation plan are recorded as trading securities on the consolidated balance sheets.

        The Company recognized deferred compensation plan expense of $2.8 million in 2016, which included $1.5 million of employee compensation, $0.7 million of employer contributions and $0.6 million in increase in value of the deferred compensation plan liability. In 2015, the Company recognized deferred compensation plan expense of $2.9 million, of which $2.0 million related to employee compensation, $1.0 million related to employer contributions and $0.1 million in decline in value of the deferred compensation plan liability.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

16. Earnings Per Share

        The computation of basic and diluted earnings per share is as follows:

	Years Ended December 31,
(in thousands except per share amounts)	2016	2015
Net income/(loss)	$(6,071)	$3,800
Shares:
Basic: Weighted average number of shares outstanding	50,017,712	46,408,891
Plus: Incremental shares from assumed conversion of dilutive instruments	—	1,681,862

Diluted: Weighted average number of shares outstanding	50,017,712	48,090,753

        For the years ended December 31, 2016 and 2015, there were 6,614,274 and 1,480,740 outstanding instruments, respectively, excluded from the above computations of weighted average shares for diluted EPS because the effects would be anti-dilutive. Holders of non-vested share-based compensation awards do not have rights to receive nonforfeitable dividends on the shares covered by the awards.

Unaudited Pro Forma Earnings Per Share

        In February 2017 and December 2017, the Company paid cash dividends of $119.8 million and $12.6 million, respectively. SEC Staff Accounting Bulletin Topic 1.B.3 requires that pro forma basic and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings during the previous twelve months. In addition, the offering proceeds will result in a significant change in capitalization due to the repayment of debt. The pro forma basic and diluted earnings per share below gives effect to the deemed issuance of the number of shares that would be required to generate net proceeds sufficient to pay the February 2017 Special Dividend, the December 2017 Dividend and debt repayments per the Proposed Debt Refinancing. The number of pro forma shares added to the denominator was limited to the total number of shares expected to be issued in the Company's initial public offering because all proceeds from the issuance of these shares will be used to replace the capital related to dividends in excess of earnings and the repayment of debt.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

16. Earnings Per Share (Continued)

        The following is a computation of pro forma basic and diluted earnings per share for the year ended December 31,2016:

Year Ended December 31, 2016
Net income/(loss)	$(6,071)
Reduction in interest expense, net of tax	10,237

Pro forma net income/(loss)	$4,166

Weighted average number of shares outstanding-basic	50,017,712
Plus: Shares to be issued in offering	11,700,000

Pro forma weighted average number of shares outstanding-basic	61,717,712

Weighted average number of shares outstanding-diluted	50,017,712
Plus: Incremental shares from assumed conversion of dilutive instruments	1,993,448
Plus: Shares to be issued in offering	11,700,000

Pro forma weighted average number of shares outstanding-diluted	63,711,160

Pro forma earnings per share:
Basic	$0.07
Diluted	0.07

17. Net Capital Requirements

        VCA is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act) administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1. Net capital and the related net capital requirement may fluctuate on a daily basis.

        At December 31, 2016, VCA had net capital under the Rule 15c3-1 of $1.6 million which was $1.3 million in excess of its minimum required net capital of $0.3 million. At December 31, 2015, VCA had net capital under Rule 15c3-1 of $0.9 million, which was $0.7 million in excess of its minimum required net capital of $0.2 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 and 2015 was 2.63 to 1 and 3.21 to 1 respectively.

        Capital requirements may limit the amount of cash available for dividend from VCA to the parent company. VCA's cash and cash equivalents is generally not available for corporate purposes.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2016 and 2015

18. Accumulated Other Comprehensive Loss

        The following table presents changes in accumulated other comprehensive loss by component for the years ending December 31, 2016 and 2015, all dollars are in thousands and net of income taxes.

	Unrealized Loss Available-for-sale Securities	Unrealized Loss on Cash Flow Hedges	Cumulative Translation Adjustment	Total
Balance, December 31, 2014	$(16)	$(34)	$—	$(50)
Other comprehensive loss before reclassification	(18)	(480)	—	(498)
Reclassification adjustment	3	3	—	6

Net current period other comprehensive loss	(15)	(477)	—	(492)

Balance, December 31, 2015	$(31)	$(511)	$—	$(542)
Other comprehensive loss before reclassification	26	(156)	(62)	(192)
Reclassification adjustment	(8)	205	—	197

Net current period other comprehensive loss	18	49	(62)	5

Balance, December 31, 2016	$(13)	$(462)	$(62)	$(537)

19. Subsequent Events

        In February 2017, the Company amended the Credit Agreement to borrow an additional $125 million. The proceeds, net of transaction costs, were used to pay a special dividend of $2.19 per share in February 2017 to the Company's shareholders.

        Holders of restricted shares that were unvested at the time the February 2017 dividend was declared will be paid the dividend when the restricted shares vest. The strike price per share for all stock option awards granted prior to February 2017 was reduced by $2.19.

        The Company has evaluated all subsequent events through March 22, 2017, the date the accompanying consolidated financial statements were issued. Based upon the Company's review, no other subsequent events requiring disclosure were identified.

Report of Independent Auditors

To Management of RS Investment Management Co. LLC

        We have audited the accompanying consolidated financial statements of RS Investment Management Co. LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, of changes in members' equity and redeemable units, and of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RS Investment Management Co. LLC and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for redeemable units in 2016. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 24, 2016, except for the change in the manner in which the Company accounts for redeemable units as discussed in Note 2 to the consolidated financial statements, as to which the date is April 7, 2017

RS Investment Management Co. LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2015 and 2014

(in thousands of dollars except units)	2015	2014
Assets
Cash and cash equivalents	$21,340	$17,590
Accounts receivable
Management fees	14,569	17,701
Distribution fees	1,692	2,694
Related parties	2,603	3,186
Other	750	737
Prepaid expenses and other assets	2,101	3,449
Furniture, equipment and leasehold improvements, net	6,121	7,950
Investments in equity securities	763	5,036
Goodwill	118,700	220,865
Other intangible assets, net of accumulated amortization	140,688	141,754

Total assets	$309,328	$420,963

Liabilities, Redeemable Units and Members' Equity
Liabilities
Accrued compensation and benefits	$2,315	$4,763
Accounts payable and accrued expenses	12,746	13,525
Accounts payable - related parties	1,924	4,869
Distributions payable to unit holders	16,951	23,052
Promissory notes payable to unit holders	—	408
Line of credit - related party	15,000	—

Total liabilities	48,935	46,617

Commitments and contingencies (Notes 7, 8 and 14)
Redeemable units	21,925	60,894
Members' equity (58,778,276 and 58,395,588 units outstanding at December 31, 2015 and 2014)	238,468	313,452

Total liabilities, redeemable units and members' equity	$309,328	$420,963

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014
Revenue
Management fees, net	$142,511	$183,489
Distribution fees	37,310	27,376
Other revenue	22	27

Total revenue	179,844	210,893

Expenses
Employee compensation and benefits	82,348	86,681
Sub-advisory fees	15,494	21,851
Marketing and distribution expenses	47,987	40,217
Professional fees	4,952	7,238
Computer lease, maintenance and services	5,985	6,818
Other expenses	3,449	2,501
Amortization of intangible assets	1,066	1,725
Travel and entertainment	3,553	4,402
Occupancy and equipment	2,931	3,075
Depreciation and amortization	2,297	2,880
Goodwill and other intangible assets impairment charge	102,165	—
Insurance	390	474
Interest	120	137

Total expenses	272,737	177,998

Other income
Gain (loss) on GNR transaction	—	1,458
Earnout from sale of GNR separate accounts	11,413	7,902
Net change in unrealized appreciation on seeded products	(272)	36
Net change in realized appreciation on seeded products	178	—

Total other income	11,319	9,396

Income tax	44	262

Net income/(loss)	$(81,618)	$42,029

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity and Redeemable Units

Years Ended December 31, 2015 and 2014

	Members' Equity		Redeemable Units
(in thousands of dollars except units)	Units	Value	Units	Value
Balance at December 31, 2013	56,569,055	$346,084	6,541,428	$46,558
Net income/(loss)	—	39,575	—	2,454
Foreign currency translation adjustment	—	(96)	—	(6)
Distributions	—	(42,977)	—	(2,615)
Accrued distribution to RSU holders	—	—	—	(2,331)
Issuance of units	1,826,533	13,085	854,308	5,276
Sale of GNR—equity repurchased	—	—	(2,605,892)	(21,175)
Repurchase of units	—	—	(2,474,435)	(18,340)
Change in value of redeemable units	—	(51,074)	—	51,074
Unit-based compensation expense	—	8,854	—	—

Balance at December 31, 2014	58,395,588	$313,452	2,315,409	$60,894
Net income/(loss)	—	(77,812)	—	(3,806)
Foreign currency translation adjustment	—	(119)	—	(7)
Distributions	—	(27,428)	—	(1,502)
Accrued distribution to RSU holders	—	—	—	(2,046)
Issuance of units	382,688	3,270	13,587,577	91,596
Repurchase of units	—	—	(12,148,737)	(105,462)
Change in value of redeemable units	—	17,743	—	(17,743)
Unit-based compensation expense	—	9,363	—	—

Balance at December 31, 2015	58,778,276	$238,468	3,754,249	$21,925

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014
Cash flows from operating activities
Net income/(loss)	$(81,618)	$42,029
Adjustments to reconcile net income/(loss) to net cash required for operating activities
Gain on sale of GNR assets	—	(1,458)
Earnout from sale of GNR separate accounts	(11,413)	(7,902)
Depreciation and amortization	2,297	2,880
Amortization of intangible assets	1,066	1,725
(Increase)/decrease in goodwill impairment charge	102,165	—
Realized loss/(gain) in investment in equity securities	(178)	—
Unrealized loss/(gain) in investment in equity securities	272	(36)
Unit based compensation expense	9,363	9,091
(Increase)/decrease in accounts receivable	4,704	(2,089)
(Increase)/decrease in prepaid expenses and other assets	1,349	547
Increase in accrued compensation and benefits	(2,448)	(323)
Increase in accounts payable and accrued expenses	(3,724)	8,998

Net cash from operating activities	21,835	53,461

Cash flows from investing activities
Investment in equity securities	(1,000)	(5,000)
Proceeds from sale of investment in equity securities	5,178	—
Purchase price adjustment related to sale of GNR accounts	—	(3,214)
Earnout from sale of GNR separate accounts	11,413	7,902
Purchases of furniture, equipment and leasehold improvements	(469)	(2,463)

Net cash used in investing activities	15,123	(2,774)

Cash flows from financing activities
Distributions to unit holders	(37,078)	(37,263)
Issuance of units	3,269	13,654
Repurchase of units	(13,865)	(13,225)
Payment of note payable	(408)
Line of credit—related party	15,000	(5,000)

Net cash used in financing activities	(33,082)	(41,833)

Effect of changes of foreign exchange rate on cash and cash equivalents	(126)	(102)
Net (decrease) increase in cash and cash equivalents	3,750	8,752
Cash and cash equivalents
Beginning of year	17,590	8,838

End of year	$21,340	$17,590

Non-Cash Items
Promissory note payable	$—	$408
Cash transactions
Cash paid for interest	$120	$129
Cash paid for business taxes	997	1,040

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1. Organization and Company Description

        RS Investment Management Co. LLC (the "Company") was formed on November 10, 1998 as a limited liability company and commenced operations on March 1, 1999. The Company operated as a privately held company until August 31, 2006 when its members sold a 65% interest to Guardian Investor Services LLC ("GIS"), a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian"). The Company operates as an independent subsidiary of Guardian. See Note 5 for a further description of the transaction.

        The Company provides investment advisory and related services to the RS Investment Trust (mutual funds), RS Variable Products Trust (variable investment trusts), private investment unit trusts, and institutional and other clients. The majority of these activities are provided by the Company, a registered investment advisor regulated by the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. GIS serves as sub-adviser to the fixed income and index mutual funds and variable investment trusts. In June 2014, the Company established RS Funds Distributor LLC ("RSFD") as a wholly owned subsidiary of the Company to serve as the exclusive distributor of the RS mutual funds and RS variable investment products (individually a "Fund" and collectively the "Funds"). RSFD is registered as a broker/dealer with the SEC and is primarily regulated by the Financial Industry Regulatory Authority ("FINRA"). RSFD is subject to certain net capital requirements pursuant to Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2015, net capital for RSFD exceeded all minimum requirements. The financial results of RSFD are consolidated by the Company.

        The Company has no stated life, however, the Company shall dissolve or commence liquidation upon the first of the following to occur: a) the entry of decree of judicial dissolution pursuant to Section 17351 of the Delaware Limited Liability Company Act; or b) the unanimous consent of the Board of Directors and approval of a majority of the total LLC units outstanding, and prior to the earlier of August 31, 2016 or the first date on which GIS has held at least 80% of the total LLC units for any consecutive 180-days, a Majority Interest. GIS held 94.0% of the total LLC units at December 31, 2015.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from Guardian Life Insurance Company and other employee shareholders. The transaction, which is expected to close by the end of the second quarter of 2016, is subject to regulatory and other customary approvals, conditions and consents, including approvals by the shareholders and boards of trustees of the Company-advised mutual funds and the boards of trustees of the Victory Funds.

        Certain reclassifications have been made to prior period reported amounts to conform to current year presentation.

2. Summary of Significant Accounting Policies

Basis of Presentation

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") using the accrual method of accounting. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries of which a greater than 50% interest is held or management has determined that they have control of the operations of such entity. All significant intercompany balances and transactions have been eliminated.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principle

        The Company's financial statements have been adjusted to conform to the requirements of Regulation S-X. Under SEC Accounting Series Release ("ASR") 268, "Presentation in Financial Statements of 'Preferred Redeemable Stock'," units that are redeemable in cash or other assets at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer are to be classified as temporary equity and measured at the value of the redemption right. Under the terms of the Company's operating agreement, a portion of the units held by employees of the Company for at least six months can be put back to the Company at the option of the holder during a specified period each year. In addition, all units and vested restricted units and option awards held by a party who is an employee of the Company can be put back to the Company upon termination of employment for other than cause or for good reason. To conform to the requirements of ASR 268, the redemption value of redeemable units, restricted stock units and unit options at January 1, 2014 was calculated at $46,557,798, and this amount was reclassified from members' equity (permanent equity) to redeemable units (temporary equity).

Cash and Cash Equivalents

        Cash and cash equivalents at December 31, 2015 and 2014 consisted of cash in banks, overnight interest bearing instruments and a money market fund. At times, cash balances may exceed the limits of FDIC insurance coverage.

Investments in Equity Securities

        As discussed in the basis of presentation note above and in Note 4, Fair Value of Financial Instruments, the Company periodically adds new investment strategies to its investment product offerings by providing the initial cash investment or "seeding." The primary purpose of seeded investment products is to generate an investment performance track record in a product to attract third-party investors. Seed investments by the Company are typically made in separate accounts which are 100% owned by the Company and are accounted for as trading securities with gain/(loss) recorded on the Statement of Operations.

Financial Instruments

        The carrying amount of the Company's financial instruments, which include cash and cash equivalents and investments approximates fair value at December 31, 2015 and 2014.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements

        Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware is computed using the double declining method over the estimated useful lives of the assets, ranging from 1 to 7 years. Depreciation of computer software is computed using the straight-line method over 3 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Intangible Assets

        The Company follows U.S. GAAP accounting guidance related to goodwill and other intangible assets, and tests goodwill and other intangible assets for impairment on an annual basis as of June 30 of each year. The Company tests goodwill and intangible assets for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Revenue Recognition

Management Fees

        The Company recognizes management fees pursuant to contractual agreements with mutual funds, variable investment trusts, private investment unit trusts and institutional and other clients. Management fees are recognized ratably over the period that assets are under management, and are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets can impact fees earned by the Company in future periods.

        Performance-based management fees may be earned on certain investment advisory contracts for exceeding performance benchmarks, and are recognized at the end of the performance measurement period. The Company recognizes incentive income when it is earned and no longer subject to adjustment.

Distribution Fees

        The Company recognizes distribution fees primarily by distributing the Funds pursuant to an underwriting agreement with each Fund. Under each agreement, RSFD offers and sells the Funds' shares on a continuous basis and pays certain costs associated with underwriting and distributing the Funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by the Funds pursuant to the Rule 12b-1 service plan in place with each Fund. Distribution fees are recognized ratably over the period assets are under management and the 12b-1 service plan for each fund.

        The Company may, in turn, pay other broker/dealers and sales professionals for services it provides to the Company. These payments are recognized as Distribution Expenses.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (Continued)

Share-Based Payment

        The Company follows the U.S. GAAP accounting guidance related to share-based payments and accounting for stock-based compensation, which focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, U.S. GAAP requires the fair value of all share-based payments to employees, including grants of employee stock (unit) options, to be recognized in the consolidated statement of operations based on their fair value.

Income Taxes

        As a limited liability company, federal and state income taxes are the responsibility of the members and redeemable unit holders. Accordingly, no provision for federal and state taxes is included in the consolidated financial statements. The taxes included in the consolidated statement of operations are related to the consolidated foreign subsidiaries.

        The Company has implemented a policy to assess whether tax positions of the Company are more likely than not to be sustained upon examination by an applicable taxing authority (including resolution of any related appeals or litigation processes) based on technical merits of the positions. The tax benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any interest or penalty expense associated with an uncertain tax position would be recorded as a component of income tax expense.

        The Company has applied this policy to all tax positions taken in years where the statute of limitations is still in effect, and it has not accrued any liabilities associated with uncertain income tax positions. No interest or penalties were incurred during the years ended December 31, 2015 and 2014, or were accrued as of December 31, 2015 and 2014.

Translation of Foreign Currencies

        Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates and income and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are recognized as Other Comprehensive Income. Gains and losses resulting from foreign currency transactions are included in Net Income.

Allocation of Profits and Losses

        The profits and losses of the Company are allocated among the members and redeemable unit holders in proportion to their respective units, as of the first day of each calendar month.

Recent Accounting Pronouncements

        The FASB issued new guidance in May 2014 that requires use of a single principles-based model for recognition of revenue from contracts with customers. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. The guidance is effective for the Company on October 1, 2018 and allows for either a full retrospective or modified approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (Continued)

        The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance is effective for the Company on October 1, 2019 and requires a modified retrospective approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

3. Comprehensive Income

        The Company reports all changes in comprehensive income in the Consolidated Statement of Operations. Comprehensive income is equal to the sum of net income and foreign currency translation adjustment for the period.

4. Fair Value of Financial Instruments

        Current guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information.

        The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1	Inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date. Assets included in this category include U.S. Treasury Securities, certain mutual funds in which the fund holds investments in common stock, and securities held by consolidated private investment funds.
Level 2
Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3	Inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information.

        The following table summarizes the Company's financial instruments carried at fair value by their fair value hierarchy levels.

	As of December 31, 2014
(in thousands of dollars)	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
Assets
Investments in Equity Securities	$5,036	$—	$—	$5,036	$5,036

	$5,036	$—	$—	$5,036	$5,036

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

4. Fair Value of Financial Instruments (Continued)

	As of December 31, 2015
(in thousands of dollars)	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
Assets
Investments in Equity Securities	$763	$—	$—	$763	$763

	$763	$—	$—	$763	$763

        There were no transfers between Levels 1, 2, or 3 during 2015 or 2014.

5. Goodwill and Other Intangible Assets

Goodwill

        The Company operated as a privately held company until August 31, 2006 when its members sold a 65% interest to GIS. Then on October 9, 2006, GIS contributed its mutual fund and variable investment trust businesses (the "Guardian-sponsored Funds") and certain investment contracts relating to Guardian's securities investment accounts and master pension trust (collectively, the "Contributed Businesses") to the Company. In exchange for the Contributed Businesses, initially valued at $80 million, GIS was issued an additional 7,619,048 units which increased its ownership interest in the Company to approximately 69.3%. Total goodwill in the amount of $236,328,408 was recorded on the consolidated balance sheet as a result of the acquisition. With the subsequent repurchase by the Company of certain minority unit holders' interests, GIS ownership interest increased to 94.0% and 96.2% at December 31, 2015 and 2014, respectively.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from Guardian Life Insurance Company and other employee shareholders. The transaction, which is expected to close by the end of the second quarter of 2016, is subject to regulatory and other customary approvals, conditions and consents, including approvals by the shareholders and boards of trustees of the Company-advised mutual funds and the boards of trustees of the Victory Funds.

        As a result of the sale agreement, the Company recognized a non-cash pretax goodwill and intangible asset impairment charge of $102,164,984 in 2015 in order to write down the carrying value of the assets to their current fair value.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

5. Goodwill and Other Intangible Assets (Continued)

Other Intangible Assets

        The table below reflects the identified intangible assets associated with the acquisition of the Company by GIS. These intangible assets include assets with a useful life, which are being amortized over their remaining useful life, as well as those intangible assets with an indefinite life.

		December 31,
	Amortizable Life (years)
(in thousands of dollars)		2015	2014
Finite life intangible assets
Institutional investment management contracts and relationships (RS Investments)	9 years	$15,442	$15,442

		15,442	15,442
Accumulated amortization		(15,442)	(14,376)

		—	1,066
Goodwill		118,700	220,865
Indefinite life intangible assets
Mutual fund and variable investment trust investment management contracts	Indefinite	132,002	132,002
Company trade name	Indefinite	8,686	8,686

Goodwill and Other intangible assets, net		$259,388	$362,619

        Amortization of intangible assets expense for the years ended December 31, 2015 and 2014 was $1,065,812 and $1,725,049, respectively.

6. Furniture, Equipment and Leasehold Improvements

        At December 31, 2015 and 2014, furniture, equipment and leasehold improvements consisted of the following:

(in thousands of dollars)	2015	2014
Furniture and equipment	$1,704	$2,379
Computer software and hardware	5,183	4,815
Leasehold improvements	5,386	5,392
Art	6	6
Accumulated depreciation and amortization	(6,159)	(4,643)

	$6,121	$7,950

        During 2015, the Company relocated and capitalized furniture, equipment and leasehold improvements acquired in connection with the move to the new building. Depreciation and amortization expense for the years ended December 31, 2015 and 2014 was $2,297,365 and $2,879,581, respectively.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

7. Lease Commitments

        The Company occupies office space in California, Boston, London, Singapore, Hong Kong, Villanova, and Des Moines under non-cancelable operating lease agreements expiring at various times to June 2023. At December 31, 2015, the Company had remaining minimum lease commitments, net of a committed sublease, as follows:

(in thousands of dollars)	Operating Leases
Years Ended December 31,
2016	2,686
2017	2,587
2018	2,169
2019	2,062
2020	2,048
Thereafter	6,168

$17,720

        Rental expense for the years ended December 31, 2015 and 2014 was $2,578,463 and $2,624,868, respectively.

8. Non-pension Postretirement Plans

        The Company has a non-pension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees and eligible dependents, as well as life insurance for eligible retirees. An eligible retiree is the Chief Executive Officer ("CEO"), or any direct report of the CEO, that has 18 years or more of service and has attained the age of 55 years. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2007, one retiree became eligible for benefits under the Healthcare Plan and the Company agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

        For the Healthcare Plan accounting, the Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. The Company used the actual premium rates in place for 2012, assumed the healthcare cost trend for 2013 will be 6.0% and then decreasing to 4.75% over the next 5 years. The net periodic Healthcare Plan cost for the years ended December 31, 2015 and 2014 was $(31,148) and ($36,320), respectively. The accumulated benefit obligation of the Healthcare Plan as of December 31, 2015 and 2014 was $316,000 and $304,000, respectively.

9. Compensation Plans

Unit Options

        Unit options are provided to certain eligible employees as provided under the terms of the related option agreements. When unit options are exercised, the Company issues new units. Certain options are exercised through a cashless process whereby the exercise price and any minimum statutory tax withholding is done by the Company through a reduction in units.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

9. Compensation Plans (Continued)

        A summary of the status of the Company's unit option grants is as follows:

	Unit Options
	Units	Weighted Average Grant Price
Outstanding at December 31, 2013	15,675,654	$5.75
Exercisable at December 31, 2013	14,080,486
Granted	5,800,000	7.83
Exercised	(854,308)	6.18
Cancellation	(1,209,515)	6.46
Forfeited	(507,668)	7.13
Expired	—	—

Outstanding at December 31, 2014	18,904,163	7.01
Exercisable at December 31, 2014	13,779,163
Granted	—	—
Exercised	(13,587,577)	6.74
Cancellation	(37,500)	7.35
Forfeited	(62,500)	7.92
Expired	(262,703)	6.05

Outstanding at December 31, 2015	4,953,883	$7.80

Exercisable at December 31, 2015	2,491,383

        At December 31, 2015, the intrinsic value of outstanding and exercisable options is $0 and $0 respectively.

        The following information summarizes the Company's stock options outstanding at December 31, 2015:

Exercise Price	Option Shares Outstanding	Weighted-Average Remaining Life (in years)
6.05	130,500	2.34
6.32	288,383	0.08
7.35	2,510,000	2.60
7.77	100,000	3.51
8.51	375,000	3.83
8.77	1,550,000	4.01

	4,953,883

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

9. Compensation Plans (Continued)

        The following information summarizes the Company's stock options exercisable at December 31, 2015:

Exercise Price	Option Shares Exercisable
$6.05	130,500
6.32	288,383
7.35	885,000
8.51	187,500
8.77	1,000,000

2,491,383

        The following information summarizes the unvested stock options under the Company's compensation plans at December 31, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Option Shares unvested at December 31, 2014	5,125,000	$7.76
Granted	—	—
Vested	(2,600,000)	7.75
Canceled/forfeited	(62,500)	7.92

Option Shares unvested at December 31, 2015	2,462,500	$7.77

        Unit options-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as expense on the straight-line basis over the employee's requisite service period. Option related compensation expense of $2,171,749 and $4,439,856 was included in employee compensation and benefits for the years ended December 31, 2015 and 2014, respectively.

        The Black-Scholes pricing model is used to estimate the fair value of each unit option award on their respective grant dates. The following are the assumptions that were incorporated in the model:

	2014 Option Grants	2015 Option Grants
Dividend yield	7.90%	—
Volatility	26.56%-33.78%	—
Risk-free interest rate	0.81%-1.19%	—
Expected lives	3.03	—
Forfeiture rate	10.00%	—

        The expected dividend yield is based on the estimated annual unit holder cash profit allocation distributions expected to be paid over the expected life of the options as a percentage of the formula value of the Company's units as of the grant date.

        The expected unit price volatility is estimated using the historical volatility of a comparative group of publicly held guideline companies and other factors. The historical volatility covers a period that

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

9. Compensation Plans (Continued)

corresponds to the expected life of the options. The risk-free interest rate for the expected life of the options granted is based on the U.S. Treasury yield curve in effect as of the grant date. The expected life of the options represents the period of time that the options are expected to be outstanding based on historical experience.

        Unrecognized compensation cost for unit options as of December 31, 2015 was $1,032,859 with a weighted average recognition period of less than 1 year.

        The Company uses the bifurcated approach for equity compensation modifications.

Restricted Stock Units

        Restricted stock units ("RSUs") are awarded to certain officers and key employees and those units generally vest over a period of time ranging from two to four years. The fair value for restricted stock unit awards is calculated based on the unit fair value on the date of grant. Compensation expense is recognized over the vesting period on a straight line basis. Restricted Stock related compensation expense of $7,191,362 and $4,413,901 was included in employee compensation and benefits for the years ended December 31, 2015 and 2014, respectively.

        The following table shows the Restricted Stock Unit activity:

	# of RSU	Weighted Average Fair Market Value on Date of Grant
Outstanding RSU as of December 31, 2014	4,192,390	$7.45
Granted	336,525	$8.62
Forfeited	—	—

Outstanding RSU as of December 31, 2015	4,528,915	$7.54

        Unrecognized compensation cost of restricted stock units as of December 31, 2015 was $22,287,636 with a weighted average recognition period of 2.75 years.

Stock Appreciation Rights

        Stock Appreciation Rights ("SARs") are awarded to certain key employees at exercise prices equal to the unit value on the date of the grant. SARs generally expire five years after the date of grant and both vest and may be exercised in cumulative installments of one quarter at the end of each of the first four years following the date of grant. No units are issued for SARs and all amounts payable will be settled in cash. The fair value of the unvested awards is remeasured on each balance sheet date based on the excess, if any, of the fair value of the Company's unit, as of the balance sheet date, over the fair value of the unit on the date of grant. Compensation expense is recognized over the vesting period on a straight line basis. SARs related compensation expense of $(237,161) and $237,161 was included in employee compensation and benefits for the years ended December 31, 2015 and 2014, respectively.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

9. Compensation Plans (Continued)

        The following table shows the Stock Appreciation Rights activity:

	# of SARs	Weighted Average Fair Market Value
Outstanding SARs as of December 31, 2014	855,000	$7.93
Granted	—	$—
Forfeited	(150,000)	7.68

Outstanding SARs as of December 31, 2015	705,000	$7.56

        At December 31, 2015, the intrinsic value of outstanding SARs was $0.

        Unrecognized compensation cost of SARs as of December 31, 2015 was $0 with a weighted average recognition period of 1.6 years.

Defined Contribution Pension Plan

        The Company sponsors a defined contribution plan whereby employees may elect to contribute a percentage of their compensation. Employees who are age 19 years or older are eligible to participate upon employment. The Company may make a discretionary profit sharing contribution up to the maximum permitted by law. Employees are eligible for the employer profit sharing pension plan contributions after one year of employment. The Company contributed $395,916 and $2,090,145 to the plans for the years ended December 31, 2015 and 2014, respectively.

10. Redeemable Units (temporary equity)

        Redeemable units represent units, restricted stock units and unit options that are subject to certain put rights at the option of the holder or upon the occurrence of an event that is not solely under the control of the Company. Under the terms of the Company's operating agreement, a portion of the units held by employees of the Company for at least six months can be put back to the Company at the option of the holder during a specified period each year. In addition, all units as well as vested restricted units and unit options held by an employee can be put back to the Company upon termination of employment for other than cause or for good reason. These equity instruments are valued at their redemption right and are classified as redeemable units on the consolidated balance sheets.

        For redeemable units and restricted stock units, redemption value per unit is the estimated price per unit at the reporting date. For unit options, the redemption value of a unit option is its intrinsic value. Changes in the number and redemption value of redeemable units for the years ended December 31, 2015 and 2014 are included in the consolidated statements of changes in members' equity and redeemable units.

11. Related Party Transactions

Management Fees

        The Company provides investment advisory and administrative services to affiliated mutual funds (the "Funds") for which it earned management fees totaling approximately $126,512,570 and $155,975,312 for

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

11. Related Party Transactions (Continued)

the years ended December 31, 2015 and 2014, respectively. The Company has also agreed to voluntarily reimburse the Funds by waiving all or a portion of the management fees and reimbursing the Funds' expenses so that the expense ratios of the Funds remain below certain levels. Such waived and reimbursed fees and expenses totaled $5,345,899 and $8,118,119 for the years ended December 31, 2015 and 2014, respectively, and are reflected as a reduction in management fee revenue. At December 31, 2015 and 2014, net management fees receivable from affiliated mutual funds totaled $8,707,351 and $10,705,211, respectively.

        The Company provides investment advisory and administrative services to Guardian with respect to their securities investment accounts and master pension trust for which it earned $180,461 and $335,554 for the years ended December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014, investment advisory fees receivable totaled $31,948 and $92,433, respectively.

Sub-advisory Services Agreement

        In connection with the investment advisory agreements with the RS Investment Trust and the RS Variable Products Trust, the Company has retained GIS to provide sub-advisory services to certain of the RS mutual funds and variable investment trusts. The Company paid GIS 28% of net management fees totaling $5,862,968 and $7,954,702 for the years ended December 31, 2015 and 2014, respectively. Sub-advisory fees of $471,787 and $649,938 are reflected in accounts payable-related parties at December 31, 2015 and 2014, respectively.

Marketing and Distribution Agreement

        As a registered broker-dealer and pursuant to the Marketing and Distribution Agreement, GIS served as the principal underwriter and distributor for the RS Investment Trust and RS Variable Products Trust effective October 9, 2006 and through June 2014. GIS provided a variety of third party marketing and distribution support services including access to their wholesale sales force, use of their sales and customer relationship systems and technology, marketing materials, professional development, industry positioning, and securities registration, as well as other similar services. As of July 2014 these activities were performed by RSFD, the wholly owned broker-dealer subsidiary of the Company.

Line of Credit

        Effective April 30, 2015, the Company obtained a line of credit from Guardian for $15,000,000 with an interest rate per annum of Eurodollar Rate + 1%, for a term of 12 months ending April 30, 2016. The credit line has a commitment fee of 0.15% on the amount of the line of credit, payable quarterly at the end of each quarter. At December 31, 2015, the balance outstanding was $15,000,000 with a rate of 1.48% and $0 is available at the request of the Company. During 2015, the Company paid interest of $76,359 and a commitment fee of $15,678.

12. Significant Transactions

        On January 7, 2014, the Company signed a definitive agreement to transfer the Global Natural Resources ("GNR") separate accounts to SailingStone Capital Partners LLC ("SSCP"). Pursuant to the agreement the Company transferred assets held for sale totaling $16.5 million consisting primarily of

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

12. Significant Transactions (Continued)

Goodwill and Intangible assets in exchange for consideration, including Company equity and equity options, valued at $21.2 million. This transaction closed in the second quarter of 2014, resulting in a gain of $1.4 million, which is recorded as Other Income. The Company net settled the transaction with SSCP in the amount of $3.2 million in order to achieve an economic close as of January 1, 2014. Pursuant to this agreement, the Company will receive an earnout in the form of revenue share on these separate accounts for the five-year period ending December 31, 2018. The earnout is considered realized when the amounts are determinable. Earnout payments received by the Company pursuant to this agreement totaled $11.4 million and $7.9 million in 2015 and 2014, respectively.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from Guardian Life Insurance Company and other employee shareholders. The transaction closed on July 29, 2016. Consideration paid included the enterprise value less certain adjustments related to client consents and working capital balances.

13. Indemnifications

        The Company has provided general indemnifications to members, redeemable unit holders and officers of the Company and others when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

14. Commitments and Contingencies

        The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters would not have a material effect on the Company's consolidated financial position or results of operations.

RS Investment Management Co. LLC and Subsidiaries

Unaudited Consolidated Balance Sheets

June 30, 2016 and December 31, 2015

(in thousands of dollars)	June 30 2016	December 31 2015
Assets
Cash and cash equivalents	$27,082	$21,340
Accounts receivable
Management fees	11,365	14,569
Distribution fees	1,469	1,692
Related parties	3,297	2,603
Other	1,862	750
Prepaid expenses and other assets	2,161	2,101
Furniture, equipment and leasehold improvements, net	5,116	6,121
Investments in equity securities	901	763
Goodwill	89,007	118,700
Other intangible assets, net of accumulated amortization	140,688	140,688

Total assets	$282,948	$309,328

Liabilities, Redeemable Units and Members' Equity
Liabilities
Accrued compensation and benefits	$15,691	$2,315
Accounts payable and accrued expenses	10,919	12,746
Accounts payable - related parties	1,397	1,924
Distributions payable to unit holders	9,555	16,951
Promissory notes payable to unit holders	—	—
Line of credit - related party	15,000	15,000

Total liabilities	52,563	48,935

Commitments and contingencies (Notes 7, 8 and 14)
Redeemable units	16,248	21,925
Members' equity (58,778,276 units outstanding at June 30, 2016 and December 31, 2015, respectively)	214,137	238,468

Total liabilities, redeemable units and members' equity	$282,948	$309,328

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Unaudited Consolidated Statements of Operations

Six-Month Period Ended June 30, 2016 and 2015

(in thousands of dollars)	2016	2015
Revenue
Management fees, net	$56,012	$73,220
Distribution fees	15,539	19,227
Other revenue	19	4

Total revenue	71,571	92,451

Expenses
Employee compensation and benefits	33,222	38,471
Sub-advisory fees	5,886	8,319
Marketing and distribution expenses	19,900	24,736
Professional fees	2,772	2,540
Computer lease, maintenance and services	2,418	3,418
Other expenses	2,810	1,518
Travel and entertainment	1,308	1,790
Occupancy and equipment	1,386	1,500
Depreciation and amortization	1,040	1,953
Goodwill impairment charge	29,693	102,165
Insurance	167	209
Interest	104	82

Total expenses	100,705	186,701

Other income
Earnout from sale of GNR separate accounts	5,843	6,379
Net change in unrealized appreciation on seeded products	137	(36)
Net change in realized appreciation on seeded products	—	171

Total other income	5,981	6,514

Income tax	18	(8)

Net income/(loss)	$(23,172)	$(87,727)

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Unaudited Consolidated Statements of Changes in Members' Equity and Redeemable Units

Six-Month Period Ended June 30, 2016 and 2015

	Members' Equity		Redeemable Units
(in thousands of dollars, except units)	Units	Value	Units	Value
Balances at January 1, 2015	58,395,588	$313,452	2,315,409	$60,894
Net income/(loss)	—	(83,554)	—	(4,173)
Foreign currency translation adjustment	—	(25)	—	(1)
Distributions	—	(12,347)	—	(617)
Accrued distribution to RSU holders	—	—	—	(904)
Issuance of units	382,688	3,270	12,662,577	85,044
Repurchase of units	—	—	(11,326,297)	(98,745)
Change in value of redeemable units	—	(1,597)	—	1,597
Unit-based compensation expense	—	4,573	—	—

Balances at June 30, 2015	58,778,276	$223,772	3,651,689	$43,096

Balances at January 1, 2016	58,778,276	$238,468	3,754,249	$21,925
Net income/(loss)	—	(21,955)	—	(1,217)
Foreign currency translation adjustment	—	13	—	1
Distributions	—	(6,479)	—	(360)
Accrued distribution to RSU holders	—	—	—	(365)
Issuance of units	—	—	—	—
Repurchase of units	—	—	(1,007,636)	(3,416)
Change in value of redeemable units	—	320	—	(320)
Unit-based compensation expense	—	3,771	—	—

Balance at June 30, 2016	58,778,276	$214,137	2,746,613	$16,248

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Six-Month Period Ended June 30, 2016 and 2015

(in thousands of dollars)	2016	2015
Cash flows from operating activities
Net income/(loss)	$(23,172)	$(87,727)
Adjustments to reconcile net income/(loss) to net cash required for operating activities
Earnout from sale of GNR separate accounts	(5,843)	(6,379)
Depreciation and amortization	1,040	1,153
Amortization of intangible assets	—	800
Goodwill impairment charge	29,693	102,165
Realized gain in investment in equity securities	—	(171)
Unrealized loss/(gain) in investment in equity securities	(137)	36
Unit based compensation expense	3,771	4,573
Decrease in accounts receivable	1,622	2,655
(Increase)/decrease in prepaid expenses and other assets	(61)	692
Increase in accrued compensation and benefits	13,376	13,320
Decrease in accounts payable and accrued expenses	(2,353)	(4,287)

Net cash from operating activities	17,937	26,830

Cash flows from investing activities
Investment in equity securities	—	(1,000)
Proceeds from sale of investment in equity securities	—	5,171
Earnout from sale of GNR separate accounts	5,843	6,379
Purchases of furniture, equipment and leasehold improvements	(35)	(379)

Net cash used in investing activities	5,809	10,171

Cash flows from financing activities
Distributions to unit holders	(14,601)	(26,509)
Issuance of units	—	3,269
Repurchase of units	(3,416)	(13,701)
Payment of note payable	—	312

Net cash used in financing activities	(18,016)	(36,628)

Effect of changes of foreign exchange rate on cash and cash equivalents	14	(26)
Net (decrease) increase in cash and cash equivalents	5,742	347
Cash and cash equivalents
Beginning of period	21,340	17,590

End of period	$27,082	$17,937

Cash transactions
Cash paid for interest	$68	$104
Cash paid for business taxes	490	195

The accompanying notes are an integral part of these consolidated financial statements.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2016 and 2015

1. Organization and Company Description

        RS Investment Management Co. LLC (the "Company") was formed on November 10, 1998 as a limited liability company and commenced operations on March 1, 1999. The Company operated as a privately held company until August 31, 2006 when its members sold a 65% interest to Guardian Investor Services LLC ("GIS"), a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian"). The Company operates as an independent subsidiary of Guardian. See Note 5 for a further description of the transaction.

        The Company provides investment advisory and related services to the RS Investment Trust (mutual funds), RS Variable Products Trust (variable investment trusts), private investment unit trusts, and institutional and other clients. The majority of these activities are provided by the Company, a registered investment advisor regulated by the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. GIS serves as sub-adviser to the fixed income and index mutual funds and variable investment trusts. In June 2014, the Company established RS Funds Distributor LLC ("RSFD") as a wholly owned subsidiary of the Company to serve as the exclusive distributor of the RS mutual funds and RS variable investment products (individually a "Fund" and collectively the "Funds"). RSFD is registered as a broker/dealer with the SEC and is primarily regulated by the Financial Industry Regulatory Authority ("FINRA"). RSFD is subject to certain net capital requirements pursuant to Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. At June 30, 2016 and 2015, net capital for RSFD exceeded all minimum requirements. The financial results of RSFD are consolidated by the Company.

        The Company has no stated life, however, the Company shall dissolve or commence liquidation upon the first of the following to occur: a) the entry of decree of judicial dissolution pursuant to Section 17351 of the Delaware Limited Liability Company Act; or b) the unanimous consent of the Board of Directors and approval of a majority of the total LLC units outstanding, and prior to the earlier of August 31, 2016 or the first date on which GIS has held at least 80% of the total LLC units for any consecutive 180-days, a Majority Interest. GIS held 95.6% of the total LLC units at June 30, 2016.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from Guardian Life Insurance Company and other employee shareholders. The transaction closed on July 29, 2016. Consideration paid included the enterprise value less certain adjustments related to client consents and working capital balances. There was no contingent consideration associated with the transaction. Certain consideration amounts have been held in escrow and not distributed. Escrowed amounts will be paid to selling shareholders on the timelines associated with each escrow category.

2. Summary of Significant Accounting Policies

Basis of Presentation

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP for interim information") using the accrual method of accounting. In the opinion of management, all adjustments consisting solely of normal recurring accruals considered necessary for the fair statement of consolidated financial statements for the interim periods have been included. The current period's results of operations are not necessarily indicative of results that ultimately may be achieved for the year. Therefore, the interim unaudited consolidated

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

2. Summary of Significant Accounting Policies (Continued)

financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes thereto for the period ended December 31, 2015. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries of which a greater than 50% interest is held or management has determined that they have control of the operations of such entity. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principle

        The Company's financial statements have been adjusted to conform to the requirements of Regulation S-X. Under SEC Accounting Series Release ("ASR") 268, "Presentation in Financial Statements of 'Preferred Redeemable Stock'," units that are redeemable in cash or other assets at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer are to be classified as temporary equity and measured at the value of the redemption right. Under the terms of the Company's operating agreement, a portion of the units held by employees of the Company for at least six months can be put back to the Company at the option of the holder during a specified period each year. In addition, all units and vested restricted units and option awards held by a party who is an employee of the Company can be put back to the Company upon termination of employment for other than cause or for good reason. To conform to the requirements of ASR 268, the redemption value of redeemable units, restricted stock units and unit options at January 1, 2015 and December 31, 2015 was calculated at $60,894,307, and $21,925,624, respectively and these amounts were reclassified from members' equity (permanent equity) to redeemable units (temporary equity).

Cash and Cash Equivalents

        Cash and cash equivalents at June 30, 2016 and December 31, 2015 consisted of cash in banks, overnight interest bearing instruments and a money market fund. At times, cash balances may exceed the limits of FDIC insurance coverage.

Investments in Equity Securities

        As discussed in the basis of presentation note above and in Note 4, Fair Value of Financial Instruments, the Company periodically adds new investment strategies to its investment product offerings by providing the initial cash investment or "seeding." The primary purpose of seeded investment products is to generate an investment performance track record in a product to attract third-party investors. Seed investments by the Company are typically made in separate accounts which are 100% owned by the Company and are accounted for as trading securities with gain/(loss) recorded on the Statement of Operations.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

2. Summary of Significant Accounting Policies (Continued)

Financial Instruments

        The carrying amount of the Company's financial instruments, which include cash and cash equivalents and investments approximates fair value at June 30, 2016 and December 31, 2015.

Furniture, Equipment and Leasehold Improvements

        Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware is computed using the double declining method over the estimated useful lives of the assets, ranging from 1 to 7 years. Depreciation of computer software is computed using the straight-line method over 3 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Intangible Assets

        The Company follows U.S. GAAP accounting guidance related to goodwill and other intangible assets, and tests goodwill and other intangible assets for impairment on an annual basis as of June 30 of each year. The Company tests goodwill and intangible assets for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Revenue Recognition

Management Fees

        The Company recognizes management fees pursuant to contractual agreements with mutual funds, variable investment trusts, private investment unit trusts and institutional and other clients. Management fees are recognized ratably over the period that assets are under management, and are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets can impact fees earned by the Company in future periods.

        Performance-based management fees may be earned on certain investment advisory contracts for exceeding performance benchmarks, and are recognized at the end of the performance measurement period. The Company recognizes incentive income when it is earned and no longer subject to adjustment.

Distribution Fees

        The Company recognizes distribution fees primarily by distributing the Funds pursuant to an underwriting agreement with each Fund. Under each agreement, RSFD offers and sells the Funds' shares on a continuous basis and pays certain costs associated with underwriting and distributing the Funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by the Funds pursuant to the Rule 12b-1 service plan in place with each Fund. Distribution fees are recognized ratably over the period assets are under management and the 12b-1 service plan for each fund.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

2. Summary of Significant Accounting Policies (Continued)

        The Company may, in turn, pay other broker/dealers and sales professionals for services it provides to the Company. These payments are recognized as Distribution Expenses.

Share-Based Payment

        The Company follows the U.S. GAAP accounting guidance related to share-based payments and accounting for stock-based compensation, which focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, U.S. GAAP requires the fair value of all share-based payments to employees, including grants of employee stock (unit) options, to be recognized in the consolidated statement of operations based on their fair value.

Income Taxes

        As a limited liability company, federal and state income taxes are the responsibility of the members and redeemable unit holders. Accordingly, no provision for federal and state taxes is included in the consolidated financial statements. The taxes included in the consolidated statement of operations are related to the consolidated foreign subsidiaries.

        The Company has implemented a policy to assess whether tax positions of the Company are more likely than not to be sustained upon examination by an applicable taxing authority (including resolution of any related appeals or litigation processes) based on technical merits of the positions. The tax benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Any interest or penalty expense associated with an uncertain tax position would be recorded as a component of income tax expense.

        The Company has applied this policy to all tax positions taken in years where the statute of limitations is still in effect, and it has not accrued any liabilities associated with uncertain income tax positions. No interest or penalties were incurred during the periods ended June 30, 2016 and 2015, or were accrued as of June 30, 2016 and December 31, 2015.

Translation of Foreign Currencies

        Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates and income and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are recognized as Other Comprehensive Income. Gains and losses resulting from foreign currency transactions are included in Net Income.

Allocation of Profits and Losses

        The profits and losses of the Company are allocated among the members and redeemable unit holders in proportion to their respective units, as of the first day of each calendar month.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        The FASB issued new guidance in May 2014 that requires use of a single principles-based model for recognition of revenue from contracts with customers. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. The guidance is effective for the Company on October 1, 2018 and allows for either a full retrospective or modified approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

        The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance is effective for the Company on October 1, 2019 and requires a modified retrospective approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

3. Comprehensive Income

        The Company reports all changes in comprehensive income in the Consolidated Statement of Operations. Comprehensive income is equal to the sum of net income and foreign currency translation adjustment for the period.

4. Fair Value of Financial Instruments

        Current guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information.

        The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1	Inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date. Assets included in this category include U.S. Treasury Securities, certain mutual funds in which the fund holds investments in common stock, and securities held by consolidated private investment funds.
Level 2
Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3	Inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

4. Fair Value of Financial Instruments (Continued)

        The following table summarizes the Company's financial instruments carried at fair value by their fair value hierarchy levels.

	As of December 31, 2015
(in thousands of dollars)	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
Assets
Investments in Equity Securities	$763	$—	$—	$763	$763

	$763	$—	$—	$763	$763

	As of June 30, 2016
(in thousands of dollars)	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
Assets
Investments in Equity Securities	$901	$—	$—	$901	$901

	$901	$—	$—	$901	$901

        There were no transfers between Levels 1, 2, or 3 during the six months ended June 30, 2016 and during the year ended December 31, 2015.

5. Goodwill and Other Intangible Assets

Goodwill

        The Company operated as a privately held company until August 31, 2006 when its members sold a 65% interest to GIS. Then on October 9, 2006, GIS contributed its mutual fund and variable investment trust businesses (the "Guardian-sponsored Funds") and certain investment contracts relating to Guardian's securities investment accounts and master pension trust (collectively, the "Contributed Businesses") to the Company. In exchange for the Contributed Businesses, initially valued at $80 million, GIS was issued an additional 7,619,048 units which increased its ownership interest in the Company to approximately 69.3%. Total goodwill in the amount of $236,328,408 was recorded on the consolidated balance sheet as a result of the acquisition. With the subsequent repurchase by the Company of certain minority unit holders' interests, GIS ownership interest increased to 95.6% and 94.2% at June 30, 2016 and 2015, respectively.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from Guardian Life Insurance Company and other employee shareholders. The transaction closed on July 29, 2016.

        As a result of the sale agreement, the Company recognized a non-cash pretax goodwill impairment charge of $29,692,870 in 2016 in order to write down the carrying value of the assets to their current fair value.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

5. Goodwill and Other Intangible Assets (Continued)

Other Intangible Assets

        The table below reflects the identified intangible assets associated with the acquisition of the Company by GIS. These intangible assets include assets with a useful life, which are being amortized over their remaining useful life, as well as those intangible assets with an indefinite life.

(in thousands of dollars)	Amortizable Life (years)	June 30, 2016	December 31, 2015
Finite life intangible assets
Institutional investment management contracts and relationships (RS Investments)	9 years	$15,442	$15,442

		15,442	15,442
Accumulated amortization		(15,442)	(15,442)

		—	—
Goodwill		89,007	118,700
Indefinite life intangible assets
Mutual fund and variable investment trust investment management contracts	Indefinite	132,002	132,002
Company trade name	Indefinite	8,686	8,686

Goodwill and Other intangible assets, net		$229,695	$259,388

        Amortization of intangible assets expense for the periods ended June 30, 2016 and 2015 was $0 and $800,110, respectively.

6. Furniture, Equipment and Leasehold Improvements

        At June 30, 2016 and December 31, 2015, furniture, equipment and leasehold improvements consisted of the following:

(in thousands of dollars)	June 30, 2016	December 31, 2015
Furniture and equipment	$2,413	$1,704
Computer software and hardware	4,328	5,183
Leasehold improvements	5,391	5,386
Art	6	6
Accumulated depreciation and amortization	(7,022)	(6,159)

	$5,116	$6,121

        During 2015, the Company relocated and capitalized furniture, equipment and leasehold improvements acquired in connection with the move to the new building. Depreciation and amortization expense for the periods ended June 30, 2016 and 2015 was $1,039,827 and $1,153,036, respectively.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

7. Lease Commitments

        The Company occupies office space in California, Boston, London, Singapore, Hong Kong, Villanova, and Des Moines under non-cancelable operating lease agreements expiring at various times to June 2023. At June 30, 2016, the Company had remaining minimum lease commitments, net of a committed sublease, as follows:

Annual periods ending December 31,
Remainder of 2016	1,367
2017	2,613
2018	2,178
2019	2,062
2020	2,048
2021	2,082
Thereafter	4,085

$16,435

        Rental expense for the periods ended June 30, 2016 and 2015 was $1,255,159 and $1,291,141 respectively.

8. Non-pension Postretirement Plans

        The Company has a non-pension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees and eligible dependents, as well as life insurance for eligible retirees. An eligible retiree is the Chief Executive Officer ("CEO"), or any direct report of the CEO, that has 18 years or more of service and has attained the age of 55 years. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2007, one retiree became eligible for benefits under the Healthcare Plan and the Company agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

        For the Healthcare Plan accounting, the Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. The Company used the actual premium rates in place for 2012, assumed the healthcare cost trend for 2013 will be 6.0% and then decreasing to 4.75% over the next 5 years. The net periodic Healthcare Plan cost for the periods ended June 30, 2016 and 2015 was $0 and $0 respectively. The accumulated benefit obligation of the Healthcare Plan as of June 30, 2016 and December 31, 2015 was $304,835 and $316,000, respectively.

9. Compensation Plans

Unit Options

        Unit options are provided to certain eligible employees as provided under the terms of the related option agreements. When unit options are exercised, the Company issues new units. Certain options are exercised through a cashless process whereby the exercise price and any minimum statutory tax withholding is done by the Company through a reduction in units.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

9. Compensation Plans (Continued)

        A summary of the status of the Company's unit option grants is as follows:

	Unit Options
	Units	Weighted Average Grant Price
Outstanding at January 1, 2015	18,904,163	$7.01
Exercisable at January 1, 2015	13,779,163
Granted	—	—
Exercised	(12,662,577)	6.72
Cancellation	—	—
Forfeited	—	—
Expired	(144,790)	6.05
Outstanding at June 30, 2015	6,096,796	7.66
Exercisable at June 30, 2015	2,734,296
Outstanding at January 1, 2016	4,953,883	$7.80
Exercisable at January 1, 2016	2,491,383
Granted	—	—
Exercised	—	—
Cancellation	(187,500)	8.25
Forfeited	(275,000)	8.12
Expired	(288,383)	6.32

Outstanding at June 30, 2016	4,203,000	$7.86

Exercisable at June 30, 2016	3,603,000

        At June 30, 2016, the intrinsic value of outstanding and exercisable options is $0 and $0 respectively.

        The following information summarizes the Company's stock options outstanding at June 30, 2016:

Exercise Price	Option Shares Outstanding	Weighted-Average Remaining Life (in years)
6.05	130,500	1.84
7.35	2,422,500	2.12
8.51	175,000	3.33
8.77	1,475,000	3.50

	4,203,000

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

9. Compensation Plans (Continued)

        The following information summarizes the Company's stock options exercisable at June 30, 2016:

Exercise Price	Option Shares Exercisable
$6.05	130,500
7.35	2,422,500
8.51	87,500
8.77	962,500

3,603,000

        The following information summarizes the unvested stock options under the Company's compensation plans at June 30, 2016:

	Number of Shares	Weighted Average Grant Date Fair Value
Option Shares unvested at January 1, 2016	2,462,500	$5.81
Granted	—	—
Vested	(1,587,500)	7.35
Forfeited	(275,000)	8.12

Option Shares unvested at June 30, 2016	600,000	$8.73

        Unit options-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as expense on the straight-line basis over the employee's requisite service period. Option related compensation expense of $551,762 and $1,102,414 was included in employee compensation and benefits for the periods ended June 30, 2016 and 2015, respectively.

        The Black-Scholes pricing model is used to estimate the fair value of each unit option award on their respective grant dates. The following are the assumptions that were incorporated in the model:

	2015 Option Grants	2016 Option Grants
Dividend yield	7.90%	—
Volatility	26.56% - 33.78%	—
Risk-free interest rate	0.81% - 1.19%	—
Expected lives	3.03	—
Forfeiture rate	10.00%	—

        The expected dividend yield is based on the estimated annual unit holder cash profit allocation distributions expected to be paid over the expected life of the options as a percentage of the formula value of the Company's units as of the grant date.

        The expected unit price volatility is estimated using the historical volatility of a comparative group of publicly held guideline companies and other factors. The historical volatility covers a period that corresponds to the expected life of the options. The risk-free interest rate for the expected life of the

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

9. Compensation Plans (Continued)

options granted is based on the U.S. Treasury yield curve in effect as of the grant date. The expected life of the options represents the period of time that the options are expected to be outstanding based on historical experience.

        Unrecognized compensation cost for unit options as of June 30, 2016 was $217,705 with a weighted average recognition period of less than 1 year.

        The Company uses the bifurcated approach for equity compensation modifications.

Restricted Stock Units

        Restricted stock units ("RSUs") are awarded to certain officers and key employees and those units generally vest over a period of time ranging from two to four years. The fair value for restricted stock unit awards is calculated based on the unit fair value on the date of grant. Compensation expense is recognized over the vesting period on a straight line basis. Restricted stock related compensation expense of $3,219,229 and $3,471,024 was included in employee compensation and benefits for the periods ended June 30, 2016 and 2015, respectively.

        The following table shows the Restricted Stock Unit activity:

	# of RSU	Weighted Average Fair Market Value on Date of Grant
Outstanding RSU as of January 1, 2016	4,528,915	$7.54
Granted	—	$—
Forfeited	(180,180)	$7.77

Outstanding RSU as of June 30, 2016	4,348,735	$7.53

        Unrecognized compensation cost of restricted stock units as of June 30, 2016 was $17,668,406 with a weighted average recognition period of 2.56 years.

Stock Appreciation Rights

        Stock Appreciation Rights ("SARs") are awarded to certain key employees at exercise prices equal to the unit value on the date of the grant. SARs generally expire five years after the date of grant and both vest and may be exercised in cumulative installments of one quarter at the end of each of the first four years following the date of grant. No units are issued for SARs and all amounts payable will be settled in cash. The fair value of the unvested awards is remeasured on each balance sheet date based on the excess, if any, of the fair value of the Company's unit, as of the balance sheet date, over the fair value of the unit on the date of grant. Compensation expense is recognized over the vesting period on a straight line basis. SARs related compensation expense of $0 and ($53,228) was included in employee compensation and benefits for the periods ended June 30, 2016 and 2015, respectively.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

9. Compensation Plans (Continued)

        The following table shows the Stock Appreciation Rights activity:

	# of SARs	Weighted Average Fair Market Value
Outstanding SARs as of December 31, 2015	705,000	$7.56
Granted	—	$—
Forfeited	(100,000)	$8.18
Cancelled	—	$—

Outstanding SARs as of July 29, 2016	605,000	$7.95

        At June 30, 2016, the intrinsic value of outstanding SARs was $0.

        Unrecognized compensation cost of SARs as of June 30, 2016 was $0 with a weighted average recognition period of 0.9 years.

Defined Contribution Pension Plan

        The Company sponsors a defined contribution plan whereby employees may elect to contribute a percentage of their compensation. Employees who are age 19 years or older are eligible to participate upon employment. The Company may make a discretionary profit sharing contribution up to the maximum permitted by law. Employees are eligible for the employer profit sharing pension plan contributions after one year of employment. The Company contributed $0 and $0 to the plans for the periods ended June 30, 2016 and 2015, respectively.

10. Redeemable Units (temporary equity)

        Redeemable units represent units, restricted stock units and unit options that are subject to certain put rights at the option of the holder or upon the occurrence of an event that is not solely under the control of the Company. Under the terms of the Company's operating agreement, a portion of the units held by employees of the Company for at least six months can be put back to the Company at the option of the holder during a specified period each year. In addition, all units as well as vested restricted units and unit options held by a party can be put back to the Company upon termination of employment for other than cause or for good reason. These equity instruments are valued at their redemption right and are classified as redeemable units on the consolidated balance sheets.

        For redeemable units and restricted stock units, redemption value per unit is the estimated price per unit at the reporting date. For unit options, the redemption value of a unit option is its intrinsic value. Changes in the number and redemption value of redeemable units for the six month period ended June 30, 2016 and 2015 are included in the consolidated statements of changes in members' equity and redeemable units.

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

11. Related Party Transactions

Management Fees

        The Company provides investment advisory and administrative services to affiliated mutual funds (the "Funds") for which it earned management fees totaling approximately $50,094,606 and $65,833,543 for the periods ended June 30, 2016 and 2015, respectively. The Company has also agreed to voluntarily reimburse the Funds by waiving all or a portion of the management fees and reimbursing the Funds' expenses so that the expense ratios of the Funds remain below certain levels. Such waived and reimbursed fees and expenses totaled $3,769,468 and $2,750,828 for the periods ended June 30, 2016 and 2015, respectively, and are reflected as a reduction in management fee revenue. At June 30, 2016 and 2015, net management fees receivable from affiliated mutual funds totaled $7,981,272 and $11,075,847, respectively.

        The Company provides investment advisory and administrative services to Guardian with respect to their securities investment accounts and master pension trust for which it earned $114,886 and $118,349 for the periods ended June 30, 2016 and 2015, respectively. At June 30, 2016 and 2015, investment advisory fees receivable totaled $71,915 and $31,641, respectively.

Sub-advisory Services Agreement

        In connection with the investment advisory agreements with the RS Investment Trust and the RS Variable Products Trust, the Company has retained GIS to provide sub-advisory services to certain of the RS mutual funds and variable investment trusts. The Company paid GIS 28% of net management fees totaling $2,265,477 and $3,005,653 for the periods ended June 30, 2016 and 2015, respectively. Sub-advisory fees of $541,141 and $436,837 are reflected in accounts payable-related parties at June 30, 2016 and 2015, respectively.

Line of Credit

        Effective April 30, 2015, the Company obtained a line of credit from Guardian for $15,000,000 with an interest rate per annum of Eurodollar Rate + 1%, for a term of 12 months ending April 30, 2016. The maturity date was subsequently extended to July 29, 2016. The credit line has a commitment fee of 0.15% on the amount of the line of credit, payable quarterly at the end of each quarter. At June 30, 2016, the balance outstanding was $15,000,000 with a rate of 1.48% and $0 is available at the request of the Company. During 2016, the Company paid interest of $103,456 and a commitment fee of $475.

12. Significant Transactions

        On January 7, 2014, the Company signed a definitive agreement to transfer the Global Natural Resources ("GNR") separate accounts to SailingStone Capital Partners LLC ("SSCP"). Pursuant to the agreement the Company transferred assets held for sale totaling $16.5 million consisting primarily of Goodwill and Intangible assets in exchange for consideration, including Company equity and equity options, valued at $21.2 million. Pursuant to this agreement, the Company will receive an earnout in the form of revenue share on these separate accounts for the five-year period ending June 30, 2018. The earnout is considered realized when the amounts are determinable. Earnout payments received by the Company pursuant to this agreement totaled $5.9 million and $6.4 million in 2016 and 2015, respectively.

        On December 17, 2015, the Company entered into a definitive Agreement and Plan of Merger with Victory Capital whereby Victory Capital will acquire 100% of the equity ownership of the Company from

RS Investment Management Co. LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2016 and 2015

12. Significant Transactions (Continued)

Guardian Life Insurance Company and other employee shareholders. The transaction closed on July 29, 2016. Consideration paid included the enterprise value less certain adjustments related to client consents and working capital balances.

13. Indemnifications

        The Company has provided general indemnifications to members, redeemable unit holders and officers of the Company and others when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

14. Commitments and Contingencies

        The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters would not have a material effect on the Company's consolidated financial position or results of operations.

        Through and including March 4, 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

11,700,000 Shares

Class A Common Stock

PROSPECTUS

J.P. Morgan
BofA Merrill Lynch
Morgan Stanley
Barclays
Goldman Sachs & Co. LLC
RBC Capital Markets
Keefe, Bruyette & Woods
                                      A Stifel Company
William Blair
Sandler O'Neill + Partners, L.P.

February 7, 2018